EASTMAN KODAK COMPANY

2003 SUMMARY ANNUAL REPORT

NOTICE OF 2004 ANNUAL MEETING

AND PROXY STATEMENT



Picture Tomorrow. Today.

Kodak

EASTMAN KODAK COMPANY



is the world leader in helping people take, share, enhance, preserve, print and enjoy pictures—for memories, for information, for entertainment. Founded by George Eastman in 1880, the company is a major participant in "infoimaging," a $385 billion industry composed of devices (digital cameras and flat-panel displays), infrastructure (online networks and delivery systems for images) and services and media (software, film and paper) enabling people to access, analyze and print images. Kodak harnesses its technology, market reach and a host of industry partnerships to provide innovative products and services for customers who need the rich content that images contain.

The company is organized into these key businesses: **Digital & Film Imaging Systems**—providing consumers, professional photographers and the motion picture industry with digital and traditional products and services; **Health Imaging**—supplying the healthcare industry with traditional and digital image capture, output and information management products and services; **Commercial Printing**—printing products, systems, networks and services for the printing and publishing industry, including commercial print shops and high-end on-demand color printing; **Commercial Imaging**—offering image capture, output and storage products and services to business and government; and **Display & Components**—delivering image display and capture devices for products such as digital cameras and scanners.

In 2003, Kodak's worldwide sales totaled $13.3 billion, with more than half coming from outside the U.S. The company employs approximately 63,900 people worldwide. Manufacturing operations are in the U.S., Canada, Mexico, Brazil, U.K., France, Germany, Australia, China, Japan, India, Indonesia and Russia. Kodak markets imaging products and services in nearly every country around the world.

TABLE OF CONTENTS

MANAGEMENT'S LETTER

2 To Our Shareholders

FINANCIALS

6 Financial Highlights
7 Management's Discussion and Analysis
11 Detailed Results of Operations
39 Report of Independent Auditors
40 Consolidated Statement of Earnings
41 Consolidated Statement of Financial Position
42 Consolidated Statement of Shareholders' Equity
44 Consolidated Statement of Cash Flows
45 Notes to Financial Statements
79 Summary of Operating Data

CORPORATE INFORMATION

139 2003 Kodak Health, Safety and Environment
140 2003 Global Diversity
142 Corporate Directory
143 Shareholder Information

PROXY STATEMENT

81 Letter to Shareholders
81 Notice of the 2004 Annual Meeting of Shareholders
82 Questions & Answers
86 Householding of Disclosure Documents
86 Audio Webcast of Annual Meeting
87 Proposals to Be Voted On
87 Item 1 – Election of Directors
87 Item 2 – Ratification of Election of Independent Accountants
87 Item 3 – Re-Approval of the Material Terms of the Performance Goals Under the 2000 Omnibus Long-Term Compensation Plan
91 Item 4 – Shareholder Proposal – Chemicals Policy
92 Item 5 – Shareholder Proposal – Compensation Limits
93 Board Structure and Corporate Governance
93 Introduction
93 Corporate Governance Guidelines
93 Business Conduct Guide and Directors' Code of Conduct
93 Board Independence
93 Audit Committee Financial Qualifications
94 Board of Directors
97 Committees of the Board
99 Other Board Matters
101 Beneficial Security Ownership Tables
103 Transactions with Management
104 Compensation of Named Executive Officers
104 Summary Compensation Table
106 Option/SAR Grants Table
107 Option/SAR Exercises and Year-End Values Table
107 Stock Options Outstanding Table
108 Long-Term Incentive Plan
110 Employment Contracts and Arrangements
111 Change in Control Arrangements
112 Retirement Plan
114 Report of the Audit Committee
115 Report of the Corporate Responsibility and Governance Committee
117 Report of the Executive Compensation and Development Committee
121 Section 16(a) Beneficial Ownership Reporting Compliance
122 Performance Graph – Shareholder Return
123 Exhibit I – Audit Committee Charter
127 Exhibit II – Audit and Non-Audit Services Pre-Approval Policy
129 Exhibit III – Corporate Governance Guidelines
137 2004 Annual Meeting Map, Directions and Parking Information

MANAGEMENT'S LETTER
To Our Shareholders

Kodak took aggressive steps in 2003 to remake itself into a leaner, stronger, more diversified company as fundamental structural change continued to reshape the global imaging industry. As we sharpened our focus on the commercial, consumer and health imaging markets, we implemented a digitally oriented strategy to support revenue and sustainable earnings growth. To deliver on our strategy, we exercised prudent cost management and put in place an experienced leadership team.

Our strategy is firmly rooted in Kodak's core businesses: digital and traditional imaging. Continued success in both components of the business is vital to the Company's future as the merger of information and imaging technologies (infoimaging) accelerates the demand for digital imaging solutions. The Company is expanding the horizon for imaging services while implementing an improved business model for its traditional and digital businesses.

This environment required an aggressive leveraging of our strength in digital imaging while at the same time maintaining our historic leadership in maturing traditional businesses. In 2003, our digital businesses accelerated smartly in key world markets. Several of our traditional silver halide markets showed volume declines in developed countries, although the growth opportunity for traditional products in emerging market countries improved during the year.

Because of Kodak's proven success in digital imaging—already a $4 billion business for Kodak—our customers look to us for leadership as market dynamics evolve. In fact, a Forrester Technology Brand Scorecard placed Kodak number two in trust among 58 major technology brands. We have the market knowledge, the technical assets and the global brand strength to succeed.

FINANCIAL PERFORMANCE

As the world economy slowly gained momentum during the year, our financial strategy was characterized by strict cost control, an improving cash position and a selective acquisition strategy for key businesses. We ended the year on a positive note financially, the result of solid progress on our overall business strategy.

Increased sales volumes were driven primarily by consumer digital cameras, printer dock products, inkjet media and motion picture print films in the Photography segment, digital products in Health Imaging and imaging services and document scanners in the Commercial Imaging segment. Earnings from continuing operations were impacted by declines in price/mix for traditional businesses, and costs related to restructuring. Investable cash flow throughout the year was on target. Inventory turns improved, reflecting revenue growth in our digital businesses. We continued strict control of capital spending, which was on plan.

Our action on the dividend was not an easy decision. But given the choices, including higher debt levels, we believe it was a prudent way to help fund growth and generate shareholder value over time.

Internal and external investments will fuel our growth. Internal investments focused on technical core competencies that play well in the future digital systems world. R&D investments leveraged Kodak's deep knowledge in materials science, imaging science and coating technologies. This expertise supports the rapid growth of Kodak digital systems and enables cash generation through reduced cost of traditional products.

In 2003, Kodak delivered breakthrough technology in silver halide film systems for entertainment and consumer imaging, while accomplishing significant cost reductions for all of our traditional products. Kodak innovators contributed to leadership imaging systems for markets such as wide-format inkjet, digital cinema and document scanning. New products in computed radiography, computer-aided diagnostics and picture archiving and communications (PACS) are based on Kodak innovations. Our technical core competencies are the foundation for successful products, such as the EasyShare printer dock, inkjet photo paper with ColorLast technology, picture maker imaging kiosks and the new mobile imaging service—not to mention exciting future imaging systems now in our research laboratories.

Kodak inventors around the world filed more than 900 patent applications in 2003, and received 748 U.S. patents—an increase of 11% over 2002. The Company's overall strength in intellectual property includes new areas such as inkjet, where the Company has more than 700 patents, and new display technology such as our world-leading organic light emitting diodes (OLED).

The second investment component involves acquisition of external capabilities that complement our existing businesses. An example is the acquisition of PracticeWorks, the world leader in digital dental imaging, and a leading provider of management software for dental offices. This acquisition intelligently expands our Health Imaging digital portfolio for dental markets. In 2003, we made six such targeted acquisitions in Health, Entertainment Imaging and Commercial Printing. Our Digital and Film Imaging Systems business acquired a 20% share of China Lucky Film Corp., the largest photo film manufacturer headquartered in China. This investment will help Kodak and Lucky Film expand the traditional film market in China.

"In 2003, our digital businesses accelerated smartly in key world markets."

"Because of Kodak's proven success in digital imaging—already a $4 billion business for Kodak—our customers look to us for leadership as market dynamics evolve."

"Our technical core competencies are the foundation for successful products, such as the EasyShare printer dock, inkjet photo paper with ColorLast technology, picture maker imaging kiosks and the new mobile imaging service..."

MANAGEMENT'S LETTER

STRATEGIC OVERVIEW

As the digital evolution impacted traditional imaging industry-wide, we aligned the Company in the fourth quarter to focus aggressively on three market sectors with major growth potential:

- **In Commercial**, we'll expand our participation in on-demand printing, develop commercial services and invest intelligently in products and services for our Entertainment Imaging and Professional markets.
- **In Consumer**, we'll expand services for online mobile imaging, grow the digital capture business, leverage our leadership in imaging kiosks and extend our presence in home printing. We will continue to invest selectively in our critical film and paper franchises.
- **In Health**, we will lead the transition to information services, win in digital capture and efficiently manage our leadership in media-based diagnostics imaging.

This transformation represents a great opportunity. One of the keys to success is staying competitive in our traditional businesses. To that end, we will innovate smartly, invest selectively, and keep costs down in a manner that reduces fixed costs ahead of the volume decline in film.

From this a bolder, more competitive Kodak is already emerging, one that is growing profitably, that has a more balanced, sustainable earnings stream based on a broader portfolio of products and services across our traditional and digital businesses.

Aggressive cost actions. Aggressive management of costs and margins are required for all our businesses in order to generate the cash to support the financing and expansion of our digital initiatives. Over the next three years, we will reduce worldwide employment by an estimated 12,000-15,000 people and shrink the total real estate "footprint" of our worldwide operations by approximately one-third.

Our evolving business climate also calls for a disciplined management of our product portfolio in accordance with market realities and tight alignment with our three areas of strategic focus. We've exited the APS camera business, athough we'll still provide film to the market. In addition, we will no longer provide Kodak 35mm film cameras to the U.S. and European markets. The Kodak Carousel projector business has been discontinued, and we're improving productivity in our photofinishing capacity. In the Commercial segment, we are in the process of divesting our Remote Sensing Systems unit to ITT Industries.

BUSINESS/MARKET HIGHLIGHTS

Kodak's market successes in 2003 ranged across all of our core businesses. In consumer markets, we achieved leading share positions in digital cameras, retail print kiosks, inkjet photo paper and online print fulfillment. We maintained our year-over-year blended U.S. consumer film share in the face of industry-wide volume declines. Our high-speed document scanners for commercial markets are perennial leaders. And in health markets, our digital printing systems lead the market and we have strengthening positions in digital radiography and picture archiving systems for image and information management.

Emerging markets include China, India, Hong Kong, Taiwan, Russia, Brazil and Mexico. As a group, these markets achieved good growth and now represent 19% of Kodak worldwide sales. Significant growth was experienced in China (12%), India (17%) and Russia (26%) during 2003. SARS impacted sales in Hong Kong and Taiwan. Economic factors slowed sales in Brazil and Mexico.

The following reflect the financial reporting segments used by the Company in 2003:

Photography

A major restructuring of Photography was completed in the fourth quarter of 2003. The new Digital and Film Imaging Systems (DFIS) organization combines our consumer, professional, entertainment and digital imaging units to create a flatter, more focused and more accountable business organization. DFIS generates about 70% of Kodak's worldwide sales.

Worldwide sales in Photography rose slightly compared to 2002, with lower prices offsetting volume gains and positive currency exchange. Volumes increased for consumer digital, inkjet media and motion picture print distribution films.

Digital camera sales showed very strong growth with the introduction of new Kodak EasyShare digital cameras and the EasyShare printer dock 6000 for home printing. Sales were particularly strong during the holiday season, achieving significant gains in market share. Sales of consumer digital cameras grew 130% in the second half of the year. Outside of the U.S., for the full year, Kodak digital cameras have a Top 4 market share in the United Kingdom, Germany, Canada, China and Australia. The Kodak Professional DCS Pro 14n digital camera had an enthusiastic reception in the professional market. Delivering 14 megapixel image resolution, the 14n earned high praise from the industry.

Kodak photo-quality inkjet papers showed strong growth over 2002, and were tied for No. 1 in U.S. market share in this category. To build on

"... a bolder, more competitive Kodak is already emerging ... one that has a more balanced, sustainable earnings stream based on a broader portfolio of products and services across our traditional and digital businesses."

"Sales of consumer digital cameras grew 130% in the second half of the year. Outside of the U.S., for the full year, Kodak digital cameras have a Top 4 market share in the United Kingdom, Germany, Canada, China and Australia."

this momentum, the Company introduced new Kodak ultima picture paper with ColorLast technology, providing long-lasting prints.

The Kodak network. During the year, we made significant progress in assembling the components of the Kodak digital imaging network, which enables consumers to enjoy their picture experience anytime, anywhere – at home, on the go and at retail. A key component includes our Ofoto online picture service. Its sales grew more than 50 percent as picture uploads increased 98 percent year-over-year. Ofoto online membership now totals more than 11 million users, and during the year it expanded services to the UK, France and Germany. In the future, an agreement with Microsoft Corporation will enable consumers to access their Ofoto picture albums from their living rooms.

Also integral to the network are retailers offering digital printing services, including many of the 50,000 Kodak picture maker kiosks sold worldwide since the product was launched. The new Kodak film processing station introduced in early 2004 is the only self-service kiosk that lets consumers develop and print in minutes photo-quality Kodak pictures from 35mm film. This service includes a Kodak picture CD, which serves as a digital negative of the processed images.

Home printing with the Kodak EasyShare digital camera system provides a fun and easy way to enjoy and share images through the Kodak network. And now wireless camera phone users have access to the network through Kodak agreements with major U.S. service providers such as Verizon and Cingular.

Participants in the Kodak network also include professional photographers and laboratories that serve customers through Kodak digital workflow solutions and components like the new Kodak photo printer 6800.

Enthusiastic acceptance of new Kodak Vision2 500T motion picture film drove increased sales of color negative origination films for feature movies, offsetting softness in the TV and advertising segments. A continuing trend toward worldwide releases of blockbuster movies such as *Finding Nemo* and *Matrix Revolutions* led to strong sales of print distribution films, despite slightly lower industry box office sales compared to 2002. The new Kodak digital cinema pre-show system is currently operational on more than 200 theater screens nationwide. And services for film restoration, preservation, mastering and post-production had solid revenue growth. A key acquisition, Laser-Pacific Media Corp., will help Kodak build a presence in television post-production services.

Health Imaging

Our Health Imaging business continued to be one of the strongest contributors to Kodak sales and earnings during 2003.

Digital output such as Kodak DryView film continues to grow. Our share leadership and Kodak brand strength in traditional x-ray diagnostics provides a solid launching pad for Kodak's aggressive expansion into digital and computed radiography, as well as information solutions such as picture archiving and communications systems (PACS).

Strong growth in digital applications bolstered the unit's performance for the year. Computed (CR) and digital (DR) radiography had solid double-digit growth. Also delivering a double-digit year-over-year growth was the increasingly important health services business. Our information systems business ended the year with strong momentum.

Silver halide x-ray film continues to be the radiologist's choice for diagnostic images, especially for applications such as oncology and mammography. Specialty film volumes grew, while overall analog film volumes were down slightly.

Numerous acquisitions made in 2003 are key to the expansion of our health markets participation. PracticeWorks strengthens our dental business. MiraMedica helps us move forward in computer-aided detection solutions. FrontPorch DIVArchive Medical Software and Algotec helped expand our offerings for PACS.

Commercial Imaging

The fourth quarter 2003 realignment distributed Kodak's commercial strategic product groups among three businesses: Commercial & Government Systems, Commercial Printing, and Display and Components. Overall, revenues from these businesses showed good growth on increased volumes and favorable foreign exchange.

In Commercial & Government Systems, strong year-over-year growth was achieved in the unit's remote sensing systems business, which includes satellite imaging. Early in 2004, the Company agreed to sell its Remote Sensing Systems operation to ITT Industries, Inc. Imaging services to commercial and government customers also showed strong growth. Kodak high-speed document scanners are the No. 1 seller, and in January 2004 the Company introduced its newest addition, the Kodak i280 scanner.

Our Display and Components businesses are being built from Kodak's pioneering work in high-resolution CCD sensors for image capture and organic light emitting diode (OLED) display for digital output. Kodak's sensor business generated strong revenue growth in 2003 versus 2002. The SK Display Corporation joint venture (JV) between Kodak and Sanyo is

"We made significant progress in assembling the components of the Kodak digital imaging network, which enables consumers to enjoy their picture experience anytime, anywhere—at home, on the go and at retail."

"Our Health Imaging business continued to be one of the strongest contributors to Kodak sales and earnings during 2003... computed (CR) and digital (DR) radiography had solid double-digit growth."

currently supplying OLED screens for Kodak's digital camera manufacturing. The JV continues to focus on manufacturing process improvements, and Kodak researchers have created a new generation of chemistry used for coating OLED backplanes. Display and Components results are included in the "All Other" category.

In Commercial Printing, the Kodak Polychrome Graphics joint venture is the world's leading manufacturer of offset thermal press plates. The JV has now delivered 14 consecutive quarters of operating profit, showing consistent improvement over that period. And despite a weak printing market, the NexPress Solutions JV continued to receive good customer acceptance as unit placements increased.

A key acquisition for Commercial Printing was Scitex Digital Printing, now named Kodak Versamark, Inc. The company is a world leader in high-speed, variable inkjet printing systems. These are used for printing utility bills, credit card statements and other direct mail pieces—as well as traditional commercial printing. Kodak and Versamark's leadership in inkjet technology make a strong combination in the fast-growing market for continuous inkjet printing.

The scope and depth of the Commercial Printing portfolio will be expanded further with the March 8, 2004 agreement to acquire the NexPress and Heidelberg Digital printing businesses from our NexPress JV partner, Heidelberger Druckmaschinen AG.

OUTLOOK

In looking to the future, we're confident that our strategy—along with the related planned actions—will enhance service to our customers and our value as an investment. This is not a one-year process, however. Like the rest of the industry, we will be in an environment of change for the next several years.

We will continue to be aggressive in all of our efforts to grow traditional product sales in emerging markets, and maximize our manufacturing share worldwide in order to fund overall growth of the Company. Careful management of costs, as always, will be a priority.

Kodak strengths are legion, starting with a winning and inclusive culture that motivates dedicated Kodak employees around the world. Our brand is recognized in every corner of the earth. Our technology is the envy of our competitors. Our leadership is experienced, capable and bold in making Kodak's vision a reality. All of this—and more—gives us confidence in the future. We especially thank you, the investor, for your commitment to a strong, growing Eastman Kodak Company.



Daniel A. Carp
Chairman and Chief Executive Officer

Antonio M. Perez
President and Chief Operating Officer

"Kodak and Versamark's leadership in inkjet technology make a strong combination in the fast-growing market for continuous inkjet printing."

"Kodak strengths are legion, starting with a winning and inclusive culture that motivates dedicated Kodak employees around the world."

"Our brand is recognized in every corner of the earth."

Financial Highlights

(in millions, except per share data, shareholders and employees)		2003		2002
Stock price per share at year end	$	25.67	$	35.04
Net sales	$	13,317	$	12,835
Earnings from continuing operations before interest, other charges, net, and income taxes	$	371	$	1,220
Earnings from continuing operations	$	238	$	793
Earnings (loss) from discontinued operations	$	27	$	(23)
Net earnings	$	265 (1)	$	770 (2)
Basic and diluted net earnings (loss) per share:				
Continuing operations	$	.83	$	2.72
Discontinued operations	$	.09	$	(.08)
Total	$	.92	$	2.64
Cash dividends declared and paid	$	330	$	525
—per common share	$	1.15	$	1.80
Average number of common shares outstanding		286.5		291.5
Shareholders at year end		85,712		89,988
Total shareholders' equity	$	3,264	$	2,777
Additions to properties	$	506	$	577
Depreciation	$	830	$	818
Wages, salaries and employee benefits	$	4,090	$	3,991
Employees at year end:				
—in the U.S.		35,400		39,000
—worldwide		63,900		70,000

(1) Results for the year included $557 million of restructuring charges; $31 million of purchased R&D; $7 million for a charge related to asset impairments and other asset write-offs; a $12 million charge related to an intellectual property settlement; $14 million for a charge connected with the settlement of a patent infringement claim; $14 million for a charge connected with a prior-year acquisition; $9 million for a charge to write down certain assets held for sale following the acquisition of Burrell Companies; $8 million for a donation to a technology enterprise; $8 million for legal settlements; a $9 million reversal for an environmental reserve; $32 million of earnings from discontinued operations related to environmental and tax reserve reversals; and a $13 million tax benefit related to patent donations. The after-tax impact of these items was $396 million.

(2) Results for the year included $143 million of restructuring charges; $29 million reversal of restructuring charges; $50 million for a charge related to asset impairments and other asset write-offs; $38 million of losses related to the discontinued operations of Kodak Global Imaging, Inc. (KGII) and Sterling Winthrop Inc.; and a $121 million tax benefit relating to the closure of the Company's PictureVision subsidiary, the consolidation of the Company's photofinishing operations in Japan, asset write-offs and a change in the corporate tax rate. The after-tax impact of these items was $17 million.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The accompanying consolidated financial statements and notes to consolidated financial statements contain information that is pertinent to management's discussion and analysis of the financial condition and results of operations. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent assets and liabilities.

The Company believes that the critical accounting policies and estimates discussed below involve additional management judgment due to the sensitivity of the methods and assumptions necessary in determining the related asset, liability, revenue and expense amounts.

REVENUE RECOGNITION

Kodak recognizes revenue when it is realized or realizable and earned. For the sale of multiple-element arrangements whereby equipment is combined with services, including maintenance and training, and other elements, including software and products, the Company allocates to, and recognizes revenue from, the various elements based on verifiable objective evidence of fair value (if software is not included or is incidental to the transaction) or Kodak-specific objective evidence of fair value if software is included and is other than incidental to the sales transaction as a whole. For full service solutions sales, which consist of the sale of equipment and software which may or may not require significant production, modification or customization, there are two acceptable methods of accounting: percentage of completion accounting and completed contract accounting. For certain of the Company's full service solutions, the completed contract method of accounting is being followed by the Company. This is due to insufficient historical experience resulting in the inability to provide reasonably dependable estimates of the revenues and costs applicable to the various stages of such contracts as would be necessary under the percentage of completion methodology. When the Company does have sufficient historical experience and the ability to provide reasonably dependable estimates of the revenues and the costs applicable to the various stages of these contracts, the Company will account for these full service solutions under the percentage of completion methodology.

At the time revenue is recognized, the Company also records reductions to revenue for customer incentive programs in accordance with the provisions of Emerging Issues Task Force (EITF) Issue No. 01-09, "Accounting for Consideration Given from a Vendor to a Customer (Including a Reseller of the Vendor's Products)." Such incentive programs include cash and volume discounts, price protection, promotional, cooperative and other advertising allowances, and coupons. For those incentives that require the estimation of sales volumes or redemption rates, such as for volume rebates or coupons, the Company uses historical experience and internal and customer data to estimate the sales incentive at the time revenue is recognized. In the event that the actual results of these items differ from the estimates, adjustments to the sales incentive accruals would be recorded.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

Kodak regularly analyzes its customer accounts and, when it becomes aware of a specific customer's inability to meet its financial obligations to the Company, such as in the case of bankruptcy filings or deterioration in the customer's overall financial condition, records a specific provision for uncollectible accounts to reduce the related receivable to the amount that is estimated to be collectible. The Company also records and maintains a provision for doubtful accounts for customers based on a variety of factors including the Company's historical experience, the length of time the receivable has been outstanding and the financial condition of the customer. If circumstances related to specific customers were to change, the Company's estimates with respect to the collectibility of the related receivables could be further adjusted. However, losses in the aggregate have not exceeded management's expectations.

INVENTORIES

Kodak reduces the carrying value of its inventory based on estimates of what is excess, slow-moving and obsolete, as well as inventory whose carrying value is in excess of net realizable value. These write-downs are based on current assessments about future demands, market conditions and related management initiatives. If, in the future, the Company determined that market conditions and actual demands are less favorable than those projected and, therefore, inventory was overvalued, the Company would be required to further reduce the carrying value of the inventory and record a charge to earnings at the time such determination was made. If, in the future, the Company determined that inventory write-downs were overstated and, therefore, inventory was undervalued, the Company would recognize the increase to earnings through higher gross profit at the time the related undervalued inventory was sold. However, actual results have not differed materially from management's estimates.

VALUATION OF LONG-LIVED ASSETS, INCLUDING GOODWILL AND PURCHASED INTANGIBLE ASSETS

The Company reviews the carrying value of its long-lived assets, including goodwill and purchased intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The Company assesses the recoverability of the carrying value of long-lived assets, other than goodwill and purchased intangible assets with indefinite useful lives, by first grouping its long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities (the asset group) and, secondly, estimating the undiscounted future cash flows that are directly associated with and expected to arise from the use of and eventual disposition of such asset group. The Company estimates the undiscounted cash flows over the remaining useful life of the primary asset within the asset group. If the carrying value of the asset group exceeds the estimated undiscounted cash flows, the Company records an impairment charge to the extent the carrying value of the long-lived asset exceeds its fair value. The Company determines fair value through quoted market prices in active markets or, if quoted market prices are unavailable, through the performance of internal analyses of discounted cash flows or external appraisals. The undiscounted and discounted cash flow analyses are based on a number of estimates and assumptions, including the expected period over which the asset will be utilized, projected future operating results of the asset group, discount rate and long-term growth rate.

To assess goodwill for impairment, the Company performs an assessment of the carrying value of its reporting units on an annual basis or when events and changes in circumstances occur that would more likely than not reduce the fair value of the Company's reporting units below their carrying value. If the carrying value of a reporting unit exceeds its fair value, the Company would record an impairment charge to earnings to the extent the carrying amount of the reporting unit goodwill exceeds its implied fair value. The Company estimates the fair value of its reporting units through internal analyses and external valuations, which utilize income and market valuation approaches through the application of capitalized earnings, discounted cash flow and market comparable methods. These valuation techniques are based on a number of estimates and assumptions, including the projected future operating results of the reporting unit, discount rate, long-term growth rate and appropriate market comparables.

The Company's assessments of impairment of long-lived assets, including goodwill and purchased intangible assets, and its periodic review of the remaining useful lives of its long-lived assets are an integral part of the Company's ongoing strategic review of the business and operations, and are also performed in conjunction with the Company's periodic restructuring actions. Therefore, future changes in the Company's strategy, the ongoing digital substitution, the continuing shift from overnight photofinishing to onsite processing and other changes in the operations of the Company could impact the projected future operating results that are inherent in the Company's estimates of fair value, resulting in impairments in the future. Additionally, other changes in the estimates and assumptions, including the discount rate and expected long-term growth rate, which drive the valuation techniques employed to estimate the fair value of long-lived assets and goodwill could change and, therefore, impact the assessments of impairment in the future.

In performing the annual assessment of goodwill for impairment, the Company determined that no material reporting units' carrying values were close to exceeding their respective fair values. See "Goodwill" under Note 1, "Significant Accounting Policies."

INVESTMENTS IN EQUITY SECURITIES

Kodak holds minority interests in certain publicly traded and privately held companies having operations or technology within its strategic areas of focus. The Company's policy is to record an impairment charge on these investments when they experience declines in value that are considered to be other-than-temporary. Poor operating results of the investees or adverse changes in market conditions in the future may cause losses or an inability of the Company to recover its carrying value in these underlying investments. The remaining carrying value of the Company's investments in these equity securities is $25 million at December 31, 2003.

INCOME TAXES

The Company records a valuation allowance to reduce its net deferred tax assets to the amount that is more likely than not to be realized. At December 31, 2003, the Company has deferred tax assets for its net operating loss and foreign tax credit carryforwards of $258 million and $137 million, respectively, relating to which the Company has a valuation allowance of $45 million and $56 million, respectively. The Company has considered future market growth, forecasted earnings, future taxable income, the mix of earnings in the jurisdictions in which the Company operates, and prudent and feasible tax planning strategies in determining the need for these valuation allowances. If Kodak were to determine that it would not be able to realize a portion of its net deferred tax asset in the future for which there is currently no valuation allowance, an adjustment to the net deferred tax assets would be charged to earnings in the period such determination was made. Conversely, if the Company were to make a determination that it is more likely than not that the deferred tax assets for which there is currently a valuation allowance would be realized, the related valuation allowance would be reduced and a benefit to earnings would be recorded.

The Company's effective tax rate considers the impact of undistributed earnings of subsidiary companies outside of the U.S. Deferred taxes have not been provided for the potential remittance of such undistributed earnings, as it is the Company's policy to permanently reinvest its retained earnings. However, from time to time and to the extent that the Company can repatriate overseas earnings on a tax-free basis, the Company's foreign subsidiaries will pay dividends to the U.S. Material changes in the Company's working capital and long-term investment requirements could impact the decisions made by management with respect to the level and source of future remittances and, as a result, the Company's effective tax rate. See Note 15, "Income Taxes."

The Company operates within multiple taxing jurisdictions and is subject to audit in these jurisdictions. These audits can involve complex issues, which may require an extended period of time for resolution. Although management believes that adequate provision has been made for such issues, there is the possibility that the ultimate resolution of such issues could have an adverse effect on the earnings of the Company. Conversely, if these issues are resolved favorably in the future, the related provisions would be reduced, thus having a positive impact on earnings.

WARRANTY OBLIGATIONS

Management estimates expected product failure rates, material usage and service costs in the development of its warranty obligations. In the event that the actual results of these items differ from the estimates, an adjustment to the warranty obligation would be recorded.

PENSION AND POSTRETIREMENT BENEFITS

Kodak's defined benefit pension and other postretirement benefit costs and obligations are dependent on assumptions used by actuaries in calculating such amounts. These assumptions, which are reviewed annually by the Company, include the discount rate, long-term expected rate of return on plan assets, salary growth, healthcare cost trend rate and other economic and demographic factors. The Company bases the discount rate assumption for its significant plans on the estimated rate at which annuity contracts could be purchased to discharge the pension benefit obligation. In estimating that rate, the Company looks to the AA-rated corporate long-term bond yield rate in the respective country as of the last day of the year in the Company's reporting period as a guide. The long-term expected rate of return on plan assets is based on a combination of formal asset and liability studies, historical results of the portfolio, and management's expectation as to future returns that are expected to be realized over the estimated remaining life of the plan liabilities that will be funded with the plan assets. The salary growth assumptions are determined based on the Company's long-term actual experience and future and near-term outlook. The healthcare cost trend rate assumptions are based on historical cost and payment data, the near-term outlook, and an assessment of the likely long-term trends.

The Company evaluates its expected long-term rate of return on plan asset (EROA) assumption annually for the Kodak Retirement Income Plan (KRIP). To facilitate this evaluation, every two to three years, or when market conditions change materially, the Company undertakes a new asset and liability study to reaffirm the current asset allocation and the related EROA assumption. Wilshire Associates, a consulting firm, completed a study (the Study) in September 2002, which led to several asset allocation shifts and a decrease in the EROA from 9.5% for the year ended December 31, 2002 to 9.0% for the year ended December 31, 2003. The EROA for 2004 will remain at 9.0%. Given the decrease in the discount rate of 50 basis points from 6.5% for 2003 to 6.0% for 2004 and increased recognition of unrecognized losses in accordance with Statement of Financial Accounting Standards (SFAS) No. 87, "Employers' Accounting for Pensions," total pension income for the major funded and unfunded defined benefit plans in the U.S. is expected to decrease from $47 million in 2003 to pension income in the range of $15 million to $25 million in 2004. This decrease in income will be partially offset by an expected decrease in pension expense in the Company's non-U.S. plans in the range of $5 million to $10 million in 2004. Additionally, due in part to the decrease in the discount rate from 6.5% for 2003 to 6.0% for 2004 and increased amortization expense relating to the unrecognized actuarial loss, the Company expects the cost of its most significant postretirement benefit plan, the U.S. plan, to be in a range of $220 million to $265 million in 2004, as compared with $229 million in 2003. These estimates have been incorporated into the Company's earnings outlook for 2004.

Actual results that differ from our assumptions are recorded as unrecognized gains and losses and are amortized to earnings over the estimated future service period of the plan participants to the extent such total net recognized gains and losses exceed 10% of the greater of the plan's projected benefit obligation or the market-related value of assets. Significant differences in actual experience or significant changes in future assumptions would affect the Company's pension and postretirement benefit costs and obligations.

In accordance with the guidance under SFAS No. 87, the Company is required to record an additional minimum pension liability in its Consolidated Statement of Financial Position that is at least equal to the unfunded accumulated benefit obligation of its defined benefit pension plans. In the fourth quarter of 2003, due to the improved performance in the global equity markets, partially offset by decreasing discount rates in 2003, the Company decreased its net additional minimum pension liability by $167 million and recorded a corresponding credit to accumulated other comprehensive income (a component of shareholders' equity) of $122 million, net of taxes of $45 million. If the global equity markets' performance continues to improve and discount rates stabilize or improve in future periods, the Company may be in a position to further reduce its additional minimum pension liability and reverse the corresponding charges to shareholders' equity. Conversely, if the global equity markets' performance and discount rates were to decline in future periods, the Company may be required to increase its additional minimum pension liability and record additional charges to shareholders' equity. To mitigate the increase in its additional minimum pension liability and additional charges to shareholders' equity, the Company may elect to fund a particular plan or plans on a case-by-case basis.

ENVIRONMENTAL COMMITMENTS

Environmental liabilities are accrued based on estimates of known environmental remediation exposures. The liabilities include accruals for sites owned by Kodak, sites formerly owned by Kodak, and other third party sites where Kodak was designated as a potentially responsible party (PRP). The amounts accrued for such sites are based on these estimates, which are determined using the ASTM Standard E 2137-01, "Standard Guide for Estimating Monetary Costs and Liabilities for Environmental Matters." The overall method includes the use of a probabilistic model that forecasts a range of cost estimates for the remediation required at individual sites. The Company's estimate includes equipment and operating costs for remediation and long-term monitoring of the sites. Such estimates may be affected by changing determinations of what constitutes an environmental liability or an acceptable level of remediation. Kodak's estimate of its environmental liabilities may also change if the proposals to regulatory agencies for desired methods and outcomes of remediation are viewed as not acceptable, or additional exposures are identified. The Company has an ongoing monitoring and identification process to assess how activities, with respect to the known exposures, are progressing against the accrued cost estimates, as well as to identify other potential remediation sites that are presently unknown.

STOCK-BASED COMPENSATION

The Company accounts for its employee stock incentive plans under Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees" and the related interpretations under Financial Accounting Standards Board (FASB) Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation." Accordingly, no stock-based employee compensation cost is reflected in net earnings for the years ended December 31, 2003, 2002 and 2001, as all options granted had an exercise price equal to the market value of the underlying common stock on the date of grant. On February 18, 2004, the Company announced that it will begin expensing stock options starting January 1, 2005 using the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." The FASB is expected to issue an exposure draft during 2004 relating to a new accounting standard that will require the expensing of stock options. This new accounting standard may become effective on January 1, 2005, in which case the Company will follow the stock option expensing rules of the new standard.

NEW KODAK OPERATING MODEL AND CHANGE IN REPORTING STRUCTURE

As of and for the year ended December 31, 2003, the Company reported financial information for three reportable segments (Photography, Health Imaging and Commercial Imaging) and All Other. However, in August of 2003, the Company announced the realignment of its operations to accelerate growth in the commercial and consumer digital imaging markets. In connection with the realignment, the Company's new reporting structure will be implemented beginning in the first quarter of 2004 as outlined below:

- Digital and Film Imaging Systems Segment: The Digital and Film Imaging Systems segment comprises the same products and services as the current Photography segment without change.
- Health Imaging Segment: There were no changes to the Health Imaging segment.
- Commercial Imaging Segment: Subsequent to the realignment, the Commercial Imaging segment is composed of document imaging products and services, commercial and government systems products and services, and optics. Prior to the realignment, optics was included in All Other. Beginning in the first quarter of 2004, this segment will exclude the results of Remote Sensing Systems and Research Systems, Inc., which were part of the commercial and government systems products and services, as a result of the sale of these businesses to ITT Industries, Inc. that was announced in February 2004.
- Commercial Printing Segment: As of January 1, 2004, the Commercial Printing segment is composed of the Company's equity investments in NexPress Solutions LLC (Kodak's 50/50 joint venture with Heidelberger Druckmaschinen AG (Heidelberg)) and Kodak Polychrome Graphics (Kodak's 50/50 joint venture with Sun Chemical), and the graphics and wide-format inkjet businesses. All of the above were formerly included in the Commercial Imaging segment prior to the realignment. This segment will also include the results of Scitex Digital Printing, which was acquired in January 2004 and has since been renamed Kodak Versamark, and the results of Heidelberg Digital LLC and Heidelberg's 50% share of NexPress Solutions LLC upon the closing of this acquisition, which is expected to occur in May 2004.
- All Other: All Other is composed of Kodak's display and components business for organic light emitting diode (OLED) displays, sensors and other small, miscellaneous businesses.

Detailed Results of Operations

Net Sales from Continuing Operations by Reportable Segment and All Other (in millions)	2003	Change	2002	Change	2001
Photography					
Inside the U.S.	$ 3,812	-6%	$ 4,034	-10%	$ 4,482
Outside the U.S.	5,420	+9	4,968	+1	4,921
Total Photography	9,232	+3	9,002	-4	9,403
Health Imaging					
Inside the U.S.	1,061	-2	1,088	0	1,089
Outside the U.S.	1,370	+16	1,186	+1	1,173
Total Health Imaging	2,431	+7	2,274	+1	2,262
Commercial Imaging					
Inside the U.S.	912	+11	818	0	820
Outside the U.S.	647	+1	638	+1	634
Total Commercial Imaging	1,559	+7	1,456	0	1,454
All Other					
Inside the U.S.	44	-17	53	-22	68
Outside the U.S.	51	+2	50	+19	42
Total All Other	95	-8	103	-6	110
Total Net Sales	$ 13,317	+4%	$ 12,835	-3%	$ 13,229

Earnings (Loss) from Continuing Operations Before Interest, Other Charges, Net, and Income Taxes by Reportable Segment and All Other (in millions)	2003	Change	2002	Change	2001
Photography	$ 418	- 46%	$ 771	-2%	$ 787
Health Imaging	481	+12	431	+33	323
Commercial Imaging	166	-14	192	+12	172
All Other	(78)	-179	(28)	+53	(60)
Total of segments	987	-28	1,366	+12	1,222
Strategic asset impairments	(3)		(32)		(12)
Impairment of Burrell Companies' net assets held for sale	(9)		—		—
Restructuring costs and other	(557)		(114)		(720)
Donation to technology enterprise	(8)		—		—
GE settlement	(12)		—		—
Patent infringement claim settlement	(14)		—		—
Prior year acquisition settlement	(14)		—		—
Legal settlements	(8)		—		—
Environmental reserve reversal	9		—		—
Wolf charge	—		—		(77)
Environmental reserve	—		—		(41)
Kmart charge	—		—		(20)
Consolidated total	$ 371	- 70%	$ 1,220	+247%	$ 352

Net Earnings (Loss) from Continuing Operations by Reportable Segment and All Other (in millions)	2003	Change	2002	Change	2001
Photography	$ 347	-37%	$ 550	+3%	$ 535
Health Imaging	382	+22	313	+42	221
Commercial Imaging	99	+19	83	-1	84
All Other	(73)	-217	(23)	+39	(38)
Total of segments	755	-18	923	+15	802
Strategic asset and venture investment impairments	(7)		(50)		(15)
Impairment of Burrell Companies' net assets held for sale	(9)		—		—
Restructuring costs and other	(557)		(114)		(720)
Donation to technology enterprise	(8)		—		—
GE settlement	(12)		—		—
Patent infringement claim settlement	(14)		—		—
Prior year acquisition settlement	(14)		—		—
Legal settlements	(8)		—		—
Environmental reserve reversal	9		—		—
Wolf charge	—		—		(77)
Environmental reserve	—		—		(41)
Kmart charge	—		—		(20)
Interest expense	(148)		(173)		(219)
Other corporate items	11		14		8
Tax benefit - contribution of patents	13		—		—
Tax benefit - PictureVision subsidiary closure	—		45		—
Tax benefit - Kodak Imagex Japan	—		46		—
Income tax effects on above items and taxes not allocated to segments	227		102		363
Consolidated total	$ 238	- 70%	$ 793	+879%	$ 81

2003 COMPARED WITH 2002

Results of Operations—Continuing Operations

Consolidated Net worldwide sales were $13,317 million for 2003 as compared with $12,835 million for 2002, representing an increase of $482 million, or 4% as reported, or a decrease of 1% excluding the favorable impact from exchange. The increase in net sales was primarily due to increased volumes and favorable exchange, which increased sales for 2003 by 2.4 and 5.3 percentage points, respectively. The increase in volumes was primarily driven by consumer digital cameras, Printer Dock products, inkjet media and entertainment print films in the Photography segment, digital products in the Health Imaging segment, and imaging services and document scanners in the Commercial Imaging segment, partially offset by decreased volumes for traditional consumer film products. Favorable exchange resulted from an increased level of sales in non-U.S. countries as the U.S. dollar weakened throughout 2003 in relation to most foreign currencies, particularly the Euro. In addition, the acquisition of PracticeWorks, Inc. (PracticeWorks) in the fourth quarter of 2003 accounted for an additional 0.4 percentage points of the increase in net sales. These increases were partially offset by decreases attributable to price/mix, which reduced sales for 2003 by approximately 4.2 percentage points. These decreases were driven primarily by price/mix declines in traditional products and services, and consumer digital cameras in the Photography segment, film and laser imaging systems in the Health Imaging segment, and graphic arts products in the Commercial Imaging segment.

Net sales in the U.S. were $5,829 million for the current year as compared with $5,993 million for the prior year, representing a decrease of $164 million, or 3%. Net sales outside the U.S. were $7,488 million for the current year as compared with $6,842 million for the prior year, representing an increase of $646 million, or 9% as reported, or no change excluding the favorable impact of exchange.

The Company's operations outside the U.S. are reported in three regions: (1) the Europe, Africa and Middle East region (EAMER), (2) the Asia Pacific region, and (3) the Canada and Latin America region. Net sales in EAMER for 2003 were $3,880 million as compared with $3,484 million for 2002, representing an increase of 11% as reported, or a decrease of 2% excluding the favorable impact of exchange. Net sales in the Asia Pacific region for 2003 were $2,368 million compared with $2,240 million for 2002, representing an increase of 6% as reported, or a decrease of 1% excluding the favorable impact of exchange. Net sales in the Canada and Latin America region for 2003 were $1,240 million as compared with $1,118 million for 2002, representing an increase of 11% as reported, or an increase of 5% excluding the favorable impact of exchange.

The Company's major emerging markets include China, Brazil, Mexico, India, Russia, Korea, Hong Kong and Taiwan. Net sales in emerging markets were $2,591 million for 2003 as compared with $2,425 million for 2002, representing an increase of $166 million, or 7% as reported, or an increase of 4% excluding the favorable impact of exchange. The emerging market portfolio accounted for approximately 19% and 35% of the Company's worldwide and non-U.S. sales, respectively, in 2003.

Sales growth in Russia, India and China of 26%, 17% and 12%, respectively, were the primary drivers of the increase in emerging market sales, partially offset by decreased sales in Taiwan, Hong Kong and Brazil of 19%, 10% and 7%, respectively. The increase in sales in Russia is a result of continued growth in the number of Kodak Express stores, which represent independently owned photo specialty retail outlets, and the Company's efforts to expand the distribution channels for Kodak products and services. Sales increases in India were driven by the continued success from the Company's efforts to increase the level of camera ownership and from the continued success of independently owned Photoshop retail stores. Sales growth in China resulted from strong business performance for all Kodak's operations in that region in the first, third and fourth quarters of 2003; however, this growth was partially offset by the impact of the Severe Acute Respiratory Syndrome (SARS) situation, particularly for consumer and professional products and services, which negatively impacted sales in China during the second quarter. The sales declines experienced in Hong Kong and Taiwan during 2003 are also a result of the impact of SARS. The sales decline in Brazil is reflective of the continued economic weakness experienced there.

Gross profit was $4,284 million for 2003 as compared with $4,610 million for 2002, representing a decrease of $326 million, or 7%. The gross profit margin was 32.2% in the current year as compared with 35.9% in the prior year. The decrease of 3.7 percentage points was attributable to declines in price/mix, which reduced gross profit margins by approximately 5.0 percentage points. This decrease was driven primarily by price/mix declines in traditional consumer film products, photofinishing, consumer digital cameras and entertainment print films in the Photography segment, analog medical film and digital capture equipment in the Health Imaging segment, and graphic arts products in the Commercial Imaging segment. The decline in price/mix was partially offset by favorable exchange, which increased gross margins by approximately 0.8 percentage points, and decreases in manufacturing cost, which favorably impacted gross profit margins by approximately 0.4 percentage points year-over-year due to reduced labor expense, favorable materials pricing and improved product yields. The acquisition of PracticeWorks in the fourth quarter of 2003 did not have a significant impact on the gross profit margin.

Selling, general and administrative expenses (SG&A) were $2,648 million for 2003 as compared with $2,530 million for 2002, representing an increase of $118 million, or 5%. SG&A increased slightly as a percentage of sales from 19.7% for the prior year to 19.9% for the current year. The net increase in SG&A is primarily attributable to an increase in the benefit rate and the occurrence of the following one-time charges: intellectual property settlement of $12 million; patent infringement claim of $14 million; settlement of outstanding issues relating to a prior year acquisition of $14 million; write-down of the Burrell Companies' net assets held for sale of $9 million; donation to a technology enterprise for research purposes amounting to $8 million; legal settlements of $8 million; strategic asset impairments of $3 million; and unfavorable exchange of $118 million due to an increased level of SG&A costs incurred in non-U.S. countries as most foreign currencies strengthened against the U.S. dollar in 2003. These items were partially offset by a reversal of environmental reserves of $9 million and cost savings realized from position eliminations associated with ongoing focused cost reduction programs.

Research and development (R&D) costs were $781 million for 2003 as compared with $762 million for 2002, representing an increase of $19 million, or 2%. The increase in R&D is primarily due to $31 million of write-offs for purchased in-process R&D associated with two acquisitions made in 2003. These charges were partially offset by cost savings realized from position eliminations associated with ongoing focused cost reduction programs. As a percentage of sales, R&D costs remained flat at 5.9% for both the current and prior years.

Earnings from continuing operations before interest, other charges, net, and income taxes for 2003 were $371 million as compared with $1,220 million for 2002, representing a decrease of $849 million, or 70%. The decrease is primarily the result of (1) the decline in gross profit margin and an increase in SG&A, and (2) net focused cost reduction charges of $484 million incurred during 2003 as compared with $98 million for 2002, an increase of $386 million which was primarily due to the costs incurred under the Third Quarter, 2003 Restructuring Program.

Interest expense for 2003 was $148 million as compared with $173 million for 2002, representing a decrease of $25 million, or 14%. The decrease in interest expense is almost entirely attributable to lower average interest rates in 2003 relative to 2002, which was driven mainly by the refinancing of the Company's $144 million 9.38% Notes due March 2003 and the $110 million 7.36% Notes due April 2003 with lower interest rate medium term notes and lower average interest rates on commercial paper during 2003.

The other charges, net component includes principally investment income, income and losses from equity investments, foreign exchange, and gains and losses on the sales of assets and investments. Other charges for the current year were a net charge of $51 million as compared with a net charge of $101 million for 2002. The decrease in other charges is primarily attributable to increased income from the Company's equity investment in Kodak Polychrome Graphics, reduced losses from the Company's NexPress joint venture, the elimination of losses from the Company's equity investment in the Phogenix joint venture due to its dissolution in the second quarter of 2003, and lower non-strategic venture investment impairments.

The Company's effective tax benefit from continuing operations was $66 million for the year ended December 31, 2003, representing an effective tax benefit rate from continuing operations of 38%, despite the fact that the Company had positive earnings from continuing operations before income taxes. The effective tax benefit rate from continuing operations of 38% differs from the U.S. statutory tax rate of 35% primarily due to earnings from operations in certain lower-taxed jurisdictions outside the U.S., coupled with losses incurred in certain jurisdictions that are benefited at a rate equal to or greater than the U.S. federal income tax rate.

The Company's effective tax rate from continuing operations was 16% for the year ended December 31, 2002. The effective tax rate from continuing operations of 16% is less than the U.S. statutory rate of 35% primarily due to the charges for the focused cost reductions and asset impairments being deducted in jurisdictions that have a higher tax rate than the U.S. federal income tax rate, and also due to discrete period tax benefits of $45 million in connection with the closure of the Company's PictureVision subsidiary and $46 million relating to the consolidation of the Company's photofinishing operations in Japan and the loss realized from the liquidation of a subsidiary as part of that consolidation. These benefits were partially offset by the impact of recording a valuation allowance to provide for certain tax benefits that the Company would be required to forgo in order to fully realize the benefits of its foreign tax credit carryforwards.

Excluding the effect of discrete period items, the effective tax rate from continuing operations was 19.5% and 27% in 2003 and 2002, respectively. The decrease from 27% in 2002 to 19.5% in 2003 is primarily due to increased earnings in certain lower-taxed jurisdictions outside the U.S. relative to total consolidated earnings.

Net earnings from continuing operations for 2003 were $238 million, or $.83 per basic and diluted share, as compared with net earnings from continuing operations for 2002 of $793 million, or $2.72 per basic and diluted share, representing a decrease of $555 million, or 70%. The decrease in net earnings from continuing operations is primarily attributable to the reasons outlined above.

Photography Net worldwide sales for the Photography segment were $9,232 million for 2003 as compared with $9,002 million for 2002, representing an increase of $230 million, or 3% as reported, or a decrease of 3% excluding the favorable impact of exchange. Approximately 1.9 percentage points of the increase in net sales was attributable to increases related to volume, driven primarily by consumer digital cameras, Printer Dock products, inkjet media and entertainment print films, partially offset by volume declines for traditional consumer film products, and approximately 5.9 percentage points of the increase was attributable to favorable exchange. These increases were partially offset by price/mix declines, primarily driven by consumer digital cameras and traditional products and services, which reduced net sales by approximately 5.0 percentage points.

Photography segment net sales in the U.S. were $3,812 million for the current year as compared with $4,034 million for the prior year, representing a decrease of $222 million, or 6%. Photography segment net sales outside the U.S. were $5,420 million for the current year as compared with $4,968 million for the prior year, representing an increase of $452 million, or 9% as reported, or a decrease of 1% excluding the favorable impact of exchange.

Net worldwide sales of consumer film products, including 35mm film, Advantix film and one-time-use cameras, decreased 9% in 2003 as compared with 2002, reflecting declines due to lower volumes of 12% and price/mix declines of 3%, partially offset by favorable exchange of 6%. Sales of the Company's consumer film products within the U.S. decreased 18% in the current year as compared with the prior year, reflecting declines due to lower volumes of 17% and price/mix declines of 1%. Sales of the Company's consumer film products outside the U.S. decreased 2% in 2003 compared with 2002, reflecting declines in volume of 9% and price/mix declines of 2%, partially offset by favorable exchange of 9%. The lower film product sales are attributable to a declining industry demand driven primarily by the impact of digital substitution and retailer inventory reductions.

The U.S. film industry sell-through volumes decreased approximately 8% in 2003 as compared with 2002 primarily due to the impact of digital substitution. The Company's current estimate of worldwide consumer film industry volumes for 2003 is a decrease of approximately 8%. The Company maintained approximately flat year-over-year blended U.S. consumer film share as it has done for the past several consecutive years.

Net worldwide sales for photofinishing services (excluding equipment), including Qualex in the U.S. and Consumer Imaging Services (CIS) outside the U.S., decreased 15% in 2003 as compared with 2002, reflecting lower volumes and declines in price/mix, partially offset by favorable exchange. In the U.S., Qualex's sales for photofinishing services decreased 19% in 2003 as compared with 2002, and outside of the U.S., CIS sales decreased 8%. These decreases reflect the effects of a continued weak film industry.

Net sales from the Company's consumer digital products and services, which include picture maker kiosks/media and retail consumer digital services revenue primarily from Picture CD and Retail.com, increased 6% in 2003 as compared with 2002, driven primarily by an increase in sales of kiosks and consumer digital services.

The Company's Ofoto business increased its sales 57% in 2003 as compared with 2002. Ofoto's sales represented less than 1% of the Company's consolidated net worldwide sales for 2003. Ofoto now has more than 11 million members and continues to be the market leader in the online photo services space.

Net worldwide sales of consumer digital cameras increased 79% in 2003 as compared with 2002, driven almost entirely by strong increases in volume, which were partially offset by declines in price/mix. Sales continue to be driven by strong consumer acceptance of the EasyShare digital camera system, as reflected in increased market share in a rapidly growing market.

Although some of Kodak's largest channels do not report share data, Kodak continues to hold one of the top U.S. digital camera market share positions in channels reporting share data, attaining the number three share position for the full year, after attaining the top spot for the fourth quarter alone. Outside of the U.S., Kodak placed in the top four market share positions in 6 out of 9 key markets in the fourth quarter, and in the top four in 5 out of 9 key markets for the full year. Consumer digital cameras were profitable on a fully allocated basis for the second half of 2003.

Kodak's new Printer Dock products, initially launched in the spring of 2003, experienced strong sales growth in the fourth quarter of 2003, strengthening their number two share position in the U.S. snapshot printer market and putting them on track to be a $100 million business in the first full year of sales.

Net worldwide sales of inkjet photo paper increased 32% in 2003 as compared with 2002, primarily due to higher volumes. Kodak continued to maintain its shared leader market share position in the U.S. in 2003. The double-digit revenue growth and the maintenance of market share are primarily attributable to strong underlying market growth and the continued growth and acceptance of a new line of small format inkjet papers.

Net worldwide sales of professional film capture products, including color negative, color reversal and commercial black and white films, decreased 13% in 2003 as compared with 2002, primarily reflecting declines in volume and negative price/mix, partially offset by favorable exchange. Sales declines of professional film capture products resulted primarily from the ongoing impact of digital substitution. Net worldwide sales of professional sensitized output, including color negative paper and display materials, increased 2% in 2003 as compared with 2002, primarily reflecting an increase related to favorable exchange, partially offset by declines in volume and negative price/mix. In addition, net worldwide sales of professional digital cameras and digital writers increased during 2003.

Net worldwide sales of origination and print film to the entertainment industry increased 11% in 2003 as compared with 2002, primarily reflecting higher print film volumes and favorable exchange, partially offset by negative price/mix.

Gross profit for the Photography segment was $2,861 million for 2003 as compared with $3,219 million for 2002, representing a decrease of $358 million or 11%. The gross profit margin was 31.0% in the current year as compared with 35.8% in the prior year. The 4.8 percentage point decrease was primarily attributable to decreases in price/mix that impacted gross profit margins by approximately 6.6 percentage points, partially offset by an increase in manufacturing cost improvements and favorable exchange, which impacted gross margins by approximately 0.7 and 1.1 percentage points, respectively. The decrease in price/mix was primarily due to the impact of digital substitution, resulting in a decrease in sales of higher margin traditional products, the impact of which was only partially offset by increased sales of lower margin digital products.

SG&A expenses for the Photography segment were $1,962 million for 2003 as compared with $1,935 million for 2002, representing an increase of $27 million or 1%. The net increase in SG&A spending is primarily attributable to unfavorable exchange of $96 million and an increase in the benefit rate, partially offset by cost savings realized from position eliminations associated with ongoing focused cost reduction programs. As a percentage of sales, SG&A expense decreased slightly from 21.5% in the prior year to 21.3% in the current year.

R&D costs for the Photography segment decreased $32 million or 6% from $513 million in 2002 to $481 million in 2003. As a percentage of sales, R&D costs decreased slightly from 5.7% in the prior year to 5.2% in the current year. The decrease in R&D is primarily due to cost savings realized from position eliminations associated with ongoing focused cost reduction programs. These cost savings were partially offset by $21 million of write-offs for purchased in-process R&D associated with an acquisition made in 2003.

Earnings from continuing operations before interest, other charges, net, and income taxes for the Photography segment decreased $353 million, or 46%, from $771 million in 2002 to $418 million in 2003, primarily as a result of the factors described above.

Health Imaging On October 7, 2003, the Company completed the acquisition of all of the outstanding shares of PracticeWorks, Inc., a leading provider of dental practice management software and digital radiographic imaging systems for approximately $475 million in cash, inclusive of transaction costs, and assumed net debt of approximately $20 million. This acquisition is expected to contribute approximately $200 million in sales to the Health Imaging segment during the first full year. At the time of the acquisition, it was anticipated that the transaction would be slightly dilutive to earnings from the date of acquisition through the end of 2005 and accretive to earnings thereafter. However, based on ongoing success in the execution of the integration, it is anticipated to become accretive to earnings sometime during 2005, ahead of the original execution plan. This acquisition will enable Kodak to offer its customers a full spectrum of dental imaging products and services from traditional film to digital radiography and photography, and is expected to move Health Imaging into the leading position in the dental practice management and dental radiographic markets.

Net worldwide sales for the Health Imaging segment were $2,431 million for 2003 as compared with $2,274 million for 2002, representing an increase of $157 million, or 7% as reported, or an increase of 2% excluding the favorable impact of exchange. The increase in sales was comprised of: (1) an increase from favorable exchange of approximately 5.4 percentage points, (2) the acquisition of PracticeWorks Inc. in October 2003, which accounted for approximately 2.0 percentage points of the sales increase as it contributed $48 million to 2003 sales of dental systems, and (3) an increase in volume of approximately 2.9 percentage points, driven primarily by volume increases in digital products. These increases were partially offset by declines in price/mix of approximately 3.3 percentage points, which were related to both digital and traditional products.

Net sales in the U.S. were $1,061 million for the current year as compared with $1,088 million for the prior year, representing a decrease of $27 million, or 2%. Net sales outside the U.S. were $1,370 million for 2003 as compared with $1,186 million for 2002, representing an increase of $184 million, or 16% as reported, or an increase of 6% excluding the favorable impact of exchange.

Net worldwide sales of digital products, which include laser printers (DryView imagers and wet laser printers), digital media (DryView and wet laser media), digital capture equipment (computed radiography capture equipment and digital radiography equipment), services, dental practice management software, and Healthcare Information Systems (HCIS) including Picture Archiving and Communications Systems (PACS), increased 14% in 2003 as compared with 2002. The increase in digital product sales was primarily attributable to favorable exchange, higher volumes of digital media, digital capture equipment and services, and the PracticeWorks acquisition. Service revenues increased due to an increase in digital equipment service contracts during 2003 as compared with the prior year. These increases were partially offset by declines in price/mix for digital media and digital capture equipment.

Net worldwide sales of traditional products, including analog film, equipment, chemistry and services, decreased 1% in 2003 as compared with 2002, reflecting declines in volume and negative price/mix almost entirely offset by favorable exchange.

Gross profit for the Health Imaging segment was $1,049 million for 2003 as compared with $930 million for 2002, representing an increase of $119 million, or 13%. The gross profit margin was 43.2% in 2003 as compared with 40.9% in 2002. The increase in the gross profit margin of 2.3 percentage points was primarily attributable to: (1) a decrease in manufacturing cost, which increased gross profit margins by approximately 3.2 percentage points, primarily due to favorable media and equipment manufacturing cost led by DryView digital media and digital capture equipment, complemented by lower service costs, (2) favorable exchange, which contributed approximately 1.1 percentage points to the gross profit margin, and (3) the acquisition of PracticeWorks in the fourth quarter of 2003, which increased gross profit margins by approximately 0.4 percentage points for the current year. These increases were partially offset by decreases attributable to price/mix, which negatively impacted gross profit margins by 2.4 percentage points due to lower prices for digital media, digital capture equipment and analog medical film.

SG&A expenses for the Health Imaging segment increased $43 million, or 12%, from $347 million for 2002 to $390 million for 2003. As a percentage of sales, SG&A expenses increased from 15.3% for 2002 to 16.0% for 2003. The increase in SG&A expenses is primarily due to the acquisition of PracticeWorks, which had $22 million of SG&A expenses in 2003, an increase in the benefit rate, and the unfavorable impact of exchange which accounted for $16 million of the increase.

R&D costs for the Health Imaging segment increased $26 million, or 17%, from $152 million in 2002 to $178 million in 2003. As a percentage of sales, R&D costs increased from 6.7% in 2002 to 7.3% in 2003. The increase is primarily due to $12 million of R&D costs associated with the acquisition of PracticeWorks, $10 million of which was a one-time write-off of purchased in-process R&D. The remainder of the increase is due to increased spending to drive growth in selected areas of the product portfolio.

Earnings from continuing operations before interest, other charges, net, and income taxes for the Health Imaging segment increased $50 million, or 12%, from $431 million for 2002 to $481 million for 2003 due primarily to the reasons described above.

Commercial Imaging Net worldwide sales for the Commercial Imaging segment for 2003 increased from $1,456 million for 2002 to $1,559 million for 2003, representing an increase of $103 million, or 7%, or an increase of 4% excluding the favorable impact of exchange. The increase in net sales was primarily comprised of: (1) increases in volume, which contributed approximately 4.8 percentage points to 2003 sales, which was primarily attributable to commercial and government products and services, imaging services and document scanners, and (2) an increase of approximately 3.2 percentage points due to favorable exchange, which was partially offset by declines due to price/mix of approximately 1.1 percentage points, primarily driven by graphics products.

Net sales in the U.S. were $912 million for 2003 as compared with $818 million for 2002, representing an increase of $94 million, or 11%. Net sales outside the U.S. were $647 million in the current year as compared with $638 million in the prior year, representing an increase of $9 million, or 1%, or a decrease of 7% excluding the favorable impact of exchange.

Net worldwide sales of the Company's commercial and government products and services increased 33% in 2003 as compared with 2002. The increase in sales was principally due to an increase in revenues from government products and services under its government contracts, including the modification of a long-term contract in the fourth quarter of 2003.

Net worldwide sales of graphic arts products to Kodak Polychrome Graphics (KPG), an unconsolidated joint venture affiliate in which the Company has a 50% ownership interest, decreased 14% in 2003 as compared with 2002, reflecting declines in both volume and price/mix in graphic arts film. This reduction resulted largely from digital substitution and the effect of continuing economic weakness in the commercial printing market.

KPG's earnings performance continues to improve driven primarily by its world-leading position in the growth segments of digital proofing and digital printing plates, coupled with favorable foreign exchange. KPG's operating profit has been positive for 14 consecutive quarters and has shown consistent improvement during that same period. The Company's equity in the earnings of KPG contributed positive results to other charges, net during 2003.

Gross profit for the Commercial Imaging segment for 2003 decreased $25 million, or 6%, from $449 million for 2002 to $424 million for 2003. The gross profit margin was 27.2% for 2003 as compared with 30.8% for 2002. The decrease in the gross profit margin of 3.6 percentage points was attributable to: (1) an increase in manufacturing cost, which negatively impacted gross profit margins by approximately 2.1 percentage points, primarily as a result of moving certain manufacturing processes to new facilities during 2003, (2) declines attributable to price/mix, which reduced gross profit margins by approximately 1.3 percentage points primarily due to declining contributions from traditional graphic arts products for the reasons outlined above, and (3) unfavorable exchange, which negatively impacted gross profit margins by 0.2 percentage points.

SG&A expenses for the Commercial Imaging segment increased $13 million, or 7%, from $194 million for 2002 to $207 million for 2003. The increase in SG&A expense was primarily due to the impact of unfavorable exchange, which accounted for $7 million of the increase, and an increase in the benefit rate. As a percentage of sales, SG&A expenses remained constant at 13.3% for both years.

R&D costs for the Commercial Imaging segment decreased $12 million, or 19%, from $63 million for 2002 to $51 million for 2003. As a percentage of sales, R&D costs decreased from 4.3% in 2002 to 3.3% in 2003. The decline was primarily related to a decrease of approximately $9 million in ENCAD Inc.'s R&D spending in 2003 as compared with 2002.

Earnings from continuing operations before interest, other charges, net, and income taxes for the Commercial Imaging segment decreased $26 million, or 14%, from $192 million in 2002 to $166 million in 2003. The decrease in earnings from operations is primarily attributable to the reasons outlined above.

NexPress, the unconsolidated joint venture between Kodak and Heidelberg in which the Company has a 50% ownership interest, continues to increase unit placements of the NexPress 2100 Digital Production Color Press despite a weak printing market, with good customer acceptance.

On February 9, 2004, the Company announced its intent to sell the assets and business of the Remote Sensing Systems operation, including the stock of Kodak's wholly owned subsidiary, Research Systems, Inc., collectively known as RSS, to ITT Industries for $725 million in cash. RSS, a leading provider of specialized imaging solutions to the aerospace and defense community, is part of the Company's commercial and government systems' operation within the Commercial Imaging segment and its customers include NASA, other U.S. government agencies, and aerospace and defense companies. Kodak's RSS operation had sales in 2003 of approximately $425 million. The sale of RSS is expected to result in an after-tax gain of approximately $390 million. Taking into account both the after-tax gain on the sale and the loss of operational results of RSS, the Company expects that the sale will positively impact earnings by approximately $1.31 per share in 2004. The after-tax gain and expected impact to earnings per share for 2004 as a result of the RSS sale excludes the potential impacts from any settlement or curtailment gains or losses that may be incurred in connection with the Company's pension and postretirement benefit plans, as these amounts are not currently determinable. The Company is currently evaluating whether the sale of RSS will be accounted for as a discontinued operation beginning in the first quarter of 2004 in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

On March 8, 2004, the Company announced that it had agreed with Heidelberger Druckmaschinen AG (Heidelberg) to purchase Heidelberg's 50 percent interest in NexPress, a 50/50 joint venture of Kodak and Heidelberg that makes high-end, on-demand digital color printing systems, and the equity of Heidelberg Digital LLC, a leading maker of digital black-and-white variable-data printing systems. Kodak also will acquire NexPress GmbH, a German subsidiary of Heidelberg that provides engineering and development support, and certain inventory, assets, and employees of Heidelberg's regional operations or market centers. The Company will not pay any cash at closing for the businesses being acquired. Under the terms of the acquisition, Kodak and Heidelberg agreed to use a performance-based earn-out formula whereby Kodak will make periodic payments to Heidelberg over a two-year period, if certain sales goals are met. If all sales goals are met during the next two calendar years ending December 31, 2005, the Company will pay a maximum of $150 million in cash. Additional payments may also be made if certain sales goals are met during a five-year period following the closing of the transaction. This acquisition, which is expected to close in May 2004, advances the Company's strategy of diversifying its business portfolio, and accelerates its participation in the digital commercial printing industry. The Company expects this acquisition to incrementally increase revenue by approximately $175 million over the remainder of 2004. The impact of these acquisitions to 2004 net earnings can not be accurately estimated until the Company completes the acquisition.

Other Net worldwide sales for All Other were $95 million for 2003 as compared with $103 million for 2002, representing a decrease of $8 million, or 8%. Net sales in the U.S. were $44 million in 2003 as compared with $53 million for 2002, representing a decrease of $9 million, or 17%. Net sales outside the U.S. were $51 million in the current year as compared with $50 million in the prior year, representing an increase of $1 million, or 2%.

SK Display Corporation, the OLED panel manufacturing joint venture between Kodak and Sanyo, supplies OLED screens to the Company for its digital camera manufacturing, and continues to focus on improving manufacturing yields. Kodak supplies OLED chemicals and materials to SK Display, and has created a new generation of chemistry that is currently being tested.

Loss from continuing operations before interest, other charges, net, and income taxes for All Other increased $50 million from a loss of $28 million in 2002 to a loss of $78 million in 2003. Increased levels of investment for the Company's display business primarily drove the increase in the loss from operations.

Results of Operations—Discontinued Operations

Earnings from discontinued operations were $.09 per basic and diluted share for 2003, as compared with a loss from discontinued operations for 2002 of $.08 per basic and diluted share.

During the first quarter of 2003, the Company reversed a tax reserve of $15 million through discontinued operations. The reversal of the tax reserve was triggered by the Company's repurchase of certain properties that were initially sold in connection with the 1994 divestiture of Sterling

Winthrop Inc., which represented a portion of the Company's non-imaging health businesses. The repurchase of these properties will allow the Company to directly manage the environmental remediation that the Company is required to perform in connection with those properties, which will result in better overall cost control. In addition, the repurchase eliminated the uncertainty regarding the recoverability of tax benefits associated with the indemnification payments that were previously being made to the purchaser.

During the fourth quarter of 2003, the Company recorded a net of tax credit of $7 million through discontinued operations for the reversal of an environmental reserve, which was primarily attributable to positive developments in the Company's remediation efforts relating to a formerly owned manufacturing site in the U.S. In addition, during the fourth quarter of 2003, the Company reversed state income tax reserves of $3 million, net of tax, through discontinued operations due to the favorable outcome of tax audits in connection with a formerly owned business.

The loss from discontinued operations for 2002 was comprised of losses incurred from the shutdown of Kodak Global Imaging, Inc., which amounted to $35 million net of tax, partially offset by net of tax earnings of $12 million related to the favorable outcome of litigation associated with the 1994 sale of Sterling Winthrop Inc.

Net Earnings Net earnings for 2003 were $265 million, or $.92 per basic and diluted share, as compared with net earnings for 2002 of $770 million, or $2.64 per basic and diluted share, representing a decrease of $505 million, or 66%. This decrease is primarily attributable to the reasons outlined above.

2002 COMPARED WITH 2001

Results of Operations—Continuing Operations

Consolidated Net worldwide sales were $12,835 million for 2002 as compared with $13,229 million for 2001, representing a decrease of $394 million, or 3% as reported, with no net impact from exchange. Declines in volume accounted for approximately 1.5 percentage points of the sales decrease, driven primarily by volume decreases in traditional film and U.S. photofinishing services. Declines in price/mix reduced sales for 2002 by approximately 1.5 percentage points, driven primarily by traditional consumer film products and health film and laser imaging systems.

Net sales in the U.S. were $5,993 million for the current year as compared with $6,459 million for the prior year, representing a decrease of $466 million, or 7%. Net sales outside the U.S. were $6,842 million for the current year as compared with $6,770 million for the prior year, representing an increase of $72 million, or 1% as reported, with no impact from exchange.

Net sales in EAMER for 2002 were $3,491 million as compared with $3,333 million for 2001, representing an increase of 5% as reported, or 1% excluding the favorable impact of exchange. Net sales in the Asia Pacific region for 2002 increased slightly from $2,231 million for 2001 to $2,240 million for 2002, with no impact from exchange. Net sales in the Canada and Latin America region for 2002 were $1,111 million as compared with $1,206 million for 2001, representing a decrease of 8% as reported, or an increase of 6% excluding the negative impact of exchange.

Net sales in emerging markets were $2,425 million for 2002 as compared with $2,371 million for 2001, representing an increase of $54 million, or 2%. Sales growth in China and Russia of 25% and 20%, respectively, were the primary drivers of the increase in sales in emerging markets, partially offset by decreased sales in Argentina, Brazil and Mexico of 53%, 11% and 6%, respectively. The sales growth in China resulted from strong business performance for health and consumer products. The increase in sales in Russia is a result of continued growth in the number of Kodak Express stores, which represent independently owned photo specialty retail outlets, and the Company's efforts to expand the distribution channels for Kodak products and services. The sales declines in Argentina, Brazil and Mexico were reflective of the continued economic weakness currently being experienced by many Latin American emerging market countries. The emerging market portfolio accounted for approximately 19% and 35% of the Company's worldwide and non-U.S. sales, respectively, in 2002.

Gross profit was $4,610 million for 2002 as compared with $4,568 million for 2001, representing an increase of $42 million, or 1%. The gross profit margin was 35.9% in the current year as compared with 34.5% in the prior year. The increase of 1.4 percentage points was primarily attributable to manufacturing cost, which favorably impacted gross profit margins by approximately 2.7 percentage points year-over-year due to reduced labor expense, favorable materials pricing and improved product yields. This increase was also attributable to costs associated with restructuring and the exit of an equipment manufacturing facility incurred in 2001 but not in the current year, which negatively impacted gross profit margins for 2001 by approximately 1.0 percentage point. The positive impacts to gross profit were partially offset by year-over-year price/mix declines, which reduced gross profit margins by approximately 2.3 percentage points. The price/mix decreases were primarily related to declining prices on consumer film, health laser imaging systems and consumer color paper, and product shifts primarily in the Photography segment.

SG&A expenses were $2,530 million for 2002 as compared with $2,625 million for 2001, representing a decrease of $95 million, or 4%. SG&A decreased slightly as a percentage of sales from 19.8% for the prior year to 19.7% for the current year. The net decrease in SG&A is primarily attributable to the cost savings from the employment reductions and other non-severance related components of the Company's focused cost reductions, offset by acquisitions in the Photography and Commercial segments and higher strategic venture investment impairments in 2002 when compared with 2001 of $15 million.

R&D costs remained relatively flat at $762 million for 2002 as compared with $779 million for 2001, representing a decrease of $17 million, or 2%. As a percentage of sales, R&D costs also remained flat at 5.9% for both the current and prior years.

Earnings from continuing operations before interest, other charges, net, and income taxes for 2002 were $1,220 million as compared with $352 million for 2001, representing an increase of $868 million, or 247%. The primary reason for the increase in earnings from operations was a decrease in restructuring costs and asset impairments of $586 million. Results for 2002 also benefited from the savings associated with restructuring programs implemented in 2001. In addition, results for 2001 included charges of $138 million for the Wolf bankruptcy charge, environmental reserve and Kmart bankruptcy, and goodwill amortization charges of $153 million.

Interest expense for 2002 was $173 million as compared with $219 million for 2001, representing a decrease of $46 million, or 21%. The decrease in interest expense is primarily attributable to lower average borrowing levels and lower interest rates in 2002 relative to 2001.

Other charges for the current year were a net charge of $101 million as compared with a net charge of $18 million for the prior year. The increase in other charges, net is primarily attributable to increased losses from the Company's NexPress and SK Display joint ventures as these business ventures are in the early stages of bringing their offerings to market, higher non-strategic venture investment impairments, higher losses related to minority interests and an increase in foreign exchange losses. This activity was partially offset by a gain recognized on the sale of assets in the current year.

The Company's effective tax rate from continuing operations decreased from 30% for 2001 to 16% for 2002. The effective tax rate from continuing operations of 16% for 2002 is less than the U.S. statutory rate of 35% primarily due to the charges for the focused cost reductions and asset impairments being deducted in jurisdictions that have a higher tax rate than the U.S. federal income tax rate, and also due to discrete period tax benefits of $45 million in connection with the closure of the Company's PictureVision subsidiary and $46 million relating to the consolidation of the Company's photofinishing operations in Japan and the loss realized from the liquidation of a subsidiary as part of that consolidation. These benefits were partially offset by the impact of recording a valuation allowance to provide for certain tax benefits that the Company would be required to forgo in order to fully realize the benefits of its foreign tax credit carryforwards.

The effective tax rate from continuing operations of 30% for 2001 is less than the U.S. statutory rate of 35% primarily because of a tax benefit from favorable tax settlements in the third quarter of 2001, which was partially offset by the impact of nondeductible goodwill amortization in 2001.

Excluding the items described above, the Company's effective tax rate from continuing operations decreased from 31% for 2001 to 27% for 2002. The lower effective tax rate from continuing operations in the current year as compared with the prior year is primarily attributable to the tax benefits from the elimination of goodwill amortization in 2002 and further increases in earnings in lower tax rate jurisdictions.

Net earnings from continuing operations for 2002 were $793 million, or $2.72 per basic and diluted share, as compared with net earnings from continuing operations for 2001 of $81 million, or $.28 per basic and diluted share, representing an increase of $712 million, or 879%. The increase in net earnings from continuing operations is primarily attributable to the reasons outlined above.

Photography Net worldwide sales for the Photography segment were $9,002 million for 2002 as compared with $9,403 million for 2001, representing a decrease of $401 million, or 4% as reported, with no net impact from exchange. Approximately 2.0 percentage points of the decrease was attributable to declines in volume, driven primarily by volume decreases in consumer and professional film and photofinishing, and approximately 2.0 percentage points of the decrease was attributable to declines due to price/mix, driven primarily by consumer film products.

Photography segment net sales in the U.S. were $4,034 million for the current year as compared with $4,482 million for the prior year, representing a decrease of $448 million, or 10%. Photography segment net sales outside the U.S. were $4,968 million for the current year as compared with $4,921 million for the prior year, representing an increase of $47 million, or 1% as reported, with no impact from exchange.

Net worldwide sales of consumer film products, including 35mm film, Advantix film and one-time-use cameras, decreased 6% in 2002 as compared with 2001, reflecting declines due to lower volumes of 2%, negative price/mix of 3%, and 1% negative impact of exchange. Sales of the Company's consumer film products within the U.S. decreased 12% in the current year as compared with the prior year, reflecting declines due to lower volumes of 7% and negative price/mix of 5%. The lower film product sales are attributable to a declining industry demand driven by a weak economy and the impact of digital substitution. Sales of the Company's consumer film products outside the U.S. remained flat, with declines related to negative exchange of 1% offsetting increases related to higher volumes of 1%.

The U.S. film industry volume decreased approximately 3% in 2002 as compared with 2001 due to continuing economic weakness and the impact of digital substitution. For the fifth consecutive year, the Company has met its goal of maintaining full year U.S. consumer film market share.

Net worldwide photofinishing sales, including Qualex in the U.S. and CIS outside the U.S., decreased 4% in 2002 as compared with 2001, 5% of which was attributable to lower volumes, partially offset by 1% favorable impact of exchange. In the U.S., Qualex's processing volumes (wholesale and on-site) decreased approximately 14% in 2002 as compared with 2001, which is composed of decreases in wholesale and on-site processing volumes of 13% and 16%, respectively. These declines reflect the effects of a continued weak film industry, the adverse impact of several hundred store closures by a major U.S. retailer, and the impact of digital substitution. During the current year, CIS revenues in Europe benefited from the acquisition of: (1) Spector Photo Group's wholesale photofinishing and distribution operations in France, Germany and Austria, (2) ColourCare Limited's wholesale processing and printing operations in the United Kingdom, and (3) Percolor photofinishing operations in Spain. These benefits were partially offset by weak industry trends for photofinishing in the second half of the year.

Net sales from the Company's consumer digital products and services, which include picture maker kiosks/media and consumer digital services revenue from Picture CD, "You've Got Pictures" and Retail.com, remained flat in 2002 as compared with 2001. The Company has broadly enabled the retail industry in the U.S. with its picture maker kiosks and is focused on bringing to market new kiosk offerings, creating new kiosk channels, expanding internationally and continuing to increase the media burn per kiosk. Net worldwide sales of thermal media used in picture maker kiosks increased 11% in the current year as compared with the prior year.

Net worldwide sales of consumer digital cameras increased 10% in 2002 as compared with 2001 due to strong consumer acceptance of the EasyShare digital camera system, despite sensor component shortages earlier in the year. As a result, consumer digital camera market share increased modestly in 2002 compared with 2001.

Net worldwide sales of inkjet photo paper increased 43% in 2002 as compared with 2001, primarily due to higher volumes. The double-digit revenue growth and the maintenance of market share are primarily attributable to strong underlying market growth, introduction of new products, continued promotional activity at key accounts and success in broadening channel distribution.

Net worldwide sales of professional sensitized products, including color negative, color reversal and commercial black and white films and sensitized paper, decreased 13% in 2002 as compared with 2001, reflecting primarily a decline in volume, with no impact from exchange. Overall sales declines were primarily the result of ongoing digital substitution and continued economic weakness in markets worldwide.

Net worldwide sales of origination and print film to the entertainment industry remained flat in 2002 as compared with 2001, with a 1% favorable impact from exchange offset by a 1% decline attributable to lower volumes. The decrease in volumes of net worldwide film sales was primarily attributable to economic factors impacting origination film for commercials and independent feature films, partially offset by an increase in print film volumes.

Gross profit for the Photography segment was $3,219 million for 2002 as compared with $3,402 million for 2001, representing a decrease of $183 million or 5%. The gross profit margin was 35.8% in the current year as compared with 36.2% in the prior year. The 0.4 percentage point decrease was primarily attributable to decreases due to price/mix that impacted gross profit margins by approximately 3.0 percentage points, partially offset by an increase due to productivity/cost improvements that impacted gross margins by approximately 2.6 percentage points.

SG&A expenses for the Photography segment were $1,935 million for 2002 as compared with $1,963 million for 2001, representing a decrease of $28 million or 1%. The net decrease in SG&A spending is primarily attributable to cost reduction activities and expense management, partially offset by increases in SG&A expense related to CIS photofinishing acquisitions in Europe. As a percentage of sales, SG&A expense increased from 20.9% in the prior year to 21.5% in the current year.

R&D costs for the Photography segment decreased $29 million or 5% from $542 million in 2001 to $513 million in 2002. As a percentage of sales, R&D costs decreased slightly from 5.8% in the prior year to 5.7% in the current year.

Earnings from continuing operations before interest, other charges, net, and income taxes for the Photography segment decreased $16 million, or 2%, from $787 million in 2001 to $771 million in 2002, reflecting the combined effects of lower sales and a lower gross profit margin, partially offset by SG&A and R&D cost reductions and the elimination of goodwill amortization in 2002, which was $110 million in 2001.

Health Imaging Net worldwide sales for the Health Imaging segment were $2,274 million for 2002 as compared with $2,262 million for 2001, representing an increase of $12 million, or 1% as reported, or an increase of 2% excluding the negative net impact of exchange. The increase in sales was attributable to an increase in price/mix and volume of approximately 0.4 and 1.1 percentage points, respectively, primarily due to laser imaging systems and equipment services, partially offset by a decrease from negative exchange of approximately 0.8 percentage points.

Net sales in the U.S. decreased slightly from $1,089 million for the prior year to $1,088 million for the current year. Net sales outside the U.S. were $1,186 million for 2002 as compared with $1,173 million for 2001, representing an increase of $13 million, or 1% as reported, or an increase of 2% excluding the negative impact of exchange.

Net worldwide sales of digital products, which include laser printers (DryView imagers and wet laser printers), digital media (DryView and wet laser media), digital capture equipment (computed radiography capture equipment and digital radiography equipment), services and Picture Archiving and Communications Systems (PACS), increased 5% in 2002 as compared with 2001. The increase in digital product sales was primarily attributable to higher digital media, service, digital capture and PACS volumes as the market for these products continues to grow.

Net worldwide sales of traditional products, including analog film, equipment, chemistry and services, decreased 4% in 2002 as compared with 2001. The decrease in sales was primarily attributable to a net decline in sales of analog film products. This net decrease was partly mitigated by an increase in sales of Mammography and Oncology (M&O) analog film products. Analog film products (excluding M&O) decreased 8% in 2002 as compared with 2001, reflecting declines due to volume, exchange and price/mix of approximately 5%, 2% and 1%, respectively. Although analog film volumes declined on a worldwide basis, current sales levels reflect an increase in traditional film market share. M&O sales increased 6% in the current year as compared with the prior year, reflecting higher volumes of approximately 8%, partially offset by decreases in price/mix and exchange of approximately 1% and 1%, respectively.

Gross profit for the Health Imaging segment was $930 million for 2002 as compared with $869 million for 2001, representing an increase of $61 million, or 7%. The gross profit margin was 40.9% in 2002 as compared with 38.4% in 2001. The 2.5 percentage point increase was attributable to productivity/cost improvements, which increased gross profit margins by 2.9 percentage points due to favorable media and equipment manufacturing cost led by DryView digital media, analog medical film, laser imaging equipment and PACS, which were complemented by lower service costs and improved supply chain management. The positive effects of productivity/cost on gross profit margins were partially offset by a decrease in price/mix that impacted margins by approximately 0.5 percentage points due to declining digital laser media and analog medical film prices.

SG&A expenses for the Health Imaging segment decreased $20 million, or 5%, from $367 million for 2001 to $347 million for 2002. As a percentage of sales, SG&A expenses decreased from 16.2% for 2001 to 15.3% for 2002. The decrease in SG&A expenses is primarily a result of cost reduction activities and expense management.

R&D costs for the Health Imaging segment remained constant at $152 million for 2002 and 2001. As a percentage of sales, R&D costs remained unchanged at 6.7% for both years.

Earnings from continuing operations before interest, other charges, net, and income taxes for the Health Imaging segment increased $108 million, or 33%, from $323 million for 2001 to $431 million for 2002. The increase in earnings from operations and the resulting operational earnings margin are primarily attributable to the combined effects of improvements in gross profit margins, lower SG&A expense, and the elimination of goodwill amortization in 2002, which was $28 million in 2001.

Commercial Imaging Net worldwide sales for the Commercial Imaging segment for 2002 increased slightly from $1,454 million for 2001 to $1,456 million for 2002, representing an increase of $2 million, with no net impact from exchange. The slight increase in sales was attributable to an increase in price/mix of approximately 1.0 percentage point, which was almost entirely offset by declines in volume of approximately 0.9 percentage points related to graphic arts and micrographic products.

Net sales in the U.S. were $818 million for 2002 as compared with $820 million for 2001, representing a decrease of $2 million. Net sales outside the U.S. were $638 million in the current year as compared with $634 million in the prior year, representing an increase of $4 million, or 1%, with no impact from exchange.

Net worldwide sales of the Company's commercial and government products and services increased 7% in 2002 as compared with 2001. The increase in sales was principally due to an increase in revenues from government products and services under its government contracts.

Net worldwide sales for inkjet products were a contributor to the net increase in Commercial Imaging sales as these revenues increased 175% in 2002 as compared with 2001. The increase in sales was attributable to the 2002 acquisition of ENCAD, Inc., which represented approximately 5% of total net worldwide Commercial Imaging segment sales for 2002 and virtually all of the 175% increase in sales of inkjet products. The acquisition of ENCAD has improved the Company's channel to the inkjet printer market.

Net worldwide sales of graphic arts products to KPG decreased 10% in 2002 as compared with 2001, primarily reflecting volume declines in graphic arts film. This reduction resulted largely from digital technology substitution and the effect of continuing economic weakness in the commercial printing market. The Company's equity in the earnings of KPG contributed positive results to other charges, net during 2002, but was not material to the Company's results from operations.

Gross profit for the Commercial Imaging segment for 2002 decreased slightly from $451 million for 2001 to $449 million for 2002. The gross profit margin was 30.8% for 2002 as compared with 31.0% for 2001. The gross profit margin remained relatively flat due to declines related to price/mix, which reduced margins by approximately 1.9 percentage points. These declines were offset by productivity/cost improvements, which increased margins by approximately 1.9 percentage points. ENCAD comprised approximately 3% of the gross profit dollars for 2002 and contributed to the year-over-year decrease in the gross profit margin percentage.

SG&A expenses for the Commercial Imaging segment decreased $14 million, or 7%, from $208 million for 2001 to $194 million for 2002. As a percentage of sales, SG&A expenses decreased from 14.3% for 2001 to 13.3% for 2002. The primary contributors to the decrease in SG&A expenses were cost reductions from the prior year restructuring actions, which had a larger impact on the results of 2002 as compared with 2001, partially offset by the acquisition of ENCAD, Inc. in 2002, which increased SG&A by $23 million.

R&D costs for the Commercial Imaging segment increased $5 million, or 9%, from $58 million for 2001 to $63 million for 2002. The increase was due to the acquisition of ENCAD, Inc. in 2002, which increased R&D costs by $8 million. As a percentage of sales, R&D costs increased from 4.0% in 2001 to 4.3% in 2002.

Earnings from continuing operations before interest, other charges, net, and income taxes for the Commercial Imaging segment increased $20 million, or 12%, from $172 million in 2001 to $192 million in 2002. The increase in earnings from operations is primarily attributable to overall expense management and the elimination of goodwill amortization in 2002, which was $15 million in 2001, partially offset by a lower gross profit margin.

All Other Net worldwide sales for All Other were $103 million for 2002 as compared with $110 million for 2001, representing a decrease of $7 million, or 6%. Net sales in the U.S. were $53 million in 2002 as compared with $68 million for 2001, representing a decrease of $15 million, or 22%. Net sales outside the U.S. were $50 million in the current year as compared with $42 million in the prior year, representing an increase of $8 million, or 19%.

Loss from continuing operations before interest, other charges, net, and income taxes for All Other decreased $32 million from a loss of $60 million in 2001 to a loss of $28 million in 2002. The reduction in the loss from operations was primarily attributable to cost reductions in certain miscellaneous businesses and the benefit of current year manufacturing cost.

Results of Operations—Discontinued Operations

In March 2001, the Company acquired Citipix from Groupe Hauts Monts along with two related subsidiaries involved in mapping services. Citipix was involved in the aerial photography of large cities in the United States, scanning of this imagery and hosting the imagery on the Internet for government, commercial and private sectors. The acquired companies were formed into Kodak Global Imaging, Inc. (KGII), a wholly owned subsidiary, which was reported in the commercial and government products and services business in the Commercial Imaging segment. Due to a combination of factors, including the collapse of the telecommunications market, limitations on flying imposed by the events of September 11th, delays and losses of key contracts and the global economic downturn, KGII did not achieve the financial results expected by management during both 2001 and 2002. In November 2002, the Company approved a plan to dispose of the operations of KGII.

Net sales from KGII for the years ended December 31, 2002 and 2001 were $6 million and $5 million, respectively. The Company incurred operational losses before income taxes from KGII for the years ended December 31, 2002 and 2001 of $13 million and $7 million, respectively. The Company recognized losses before income taxes in the fourth quarter of 2002 of approximately $44 million for costs associated with the disposal of KGII. The disposal costs were comprised of impairment losses related to the write-down of the carrying value of goodwill, intangibles and fixed assets to fair value, losses recognized from the sale of certain assets and the accrual of various costs related to the shutdown of KGII, including severance relating to approximately 150 positions.

Also during the fourth quarter of 2002, the Company recognized earnings before income taxes of $19 million as a result of the favorable outcome of litigation associated with the 1994 sale of Sterling Winthrop Inc.

The loss from discontinued operations before income taxes for the years ended December 31, 2002 and 2001 was at an effective tax rate of 38% and 31%, respectively, resulting in the loss from discontinued operations, net of incomes taxes in the Consolidated Statement of Earnings of $23 million and $5 million, respectively.

SUMMARY

(in millions, except per share data)	2003	Change	2002	Change	2001
Net sales from continuing operations	$ 13,317	+ 4%	$ 12,835	- 3%	$ 13,229
Earnings from continuing operations before interest, other charges, net, and income taxes	371	- 70	1,220	+247	352
Earnings from continuing operations	238	- 70	793	+879	81
Earnings (loss) from discontinued operations	27	+217	(23)	-360	(5)
Net earnings	265	- 66	770	+913	76
Basic and diluted earnings (loss) per share:					
Continuing operations	.83	- 69	2.72	+871	.28
Discontinued operations	.09	+213	(.08)	-300	(.02)
Total	.92	- 65	2.64	+915	.26

The Company's results as noted above include certain one-time items, such as charges associated with focused cost reductions and other special charges. These one-time items, which are described below, should be considered to better understand the Company's results of operations that were generated from normal operational activities.

2003

The Company's results from continuing operations for the year included the following:

Charges of $557 million ($378 million after tax) related to focused cost reductions implemented in the first and third quarters. See further discussion in the Restructuring Costs and Other section of Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) and Note 16, "Restructuring Costs and Other."

Charges of $16 million ($10 million after tax) related to venture investment impairments and other asset write-offs incurred in the second and fourth quarters. See MD&A and Note 7, "Investments," for further discussion of venture investment impairments.

Charges of $31 million ($19 million after tax), including $21 million ($13 million after tax) in the first quarter and $10 million ($6 million after tax) in the fourth quarter, related to purchased in-process R&D.

Charges of $14 million ($9 million after tax) connected with the settlement of a patent infringement claim.

Charges of $12 million ($7 million after tax) related to an intellectual property settlement.

Charges of $14 million ($9 million after tax) connected with the settlement of certain issues relating to a prior-year acquisition.

Charges of $8 million ($5 million after tax) for a donation to a technology enterprise.

Charges of $8 million ($5 million after tax) for legal settlements.

Reversal of $9 million ($6 million after tax) for an environmental reserve.

Income tax benefits of $13 million, which included tax benefits related to the donation of patents in the first and fourth quarters, amounting to $8 million and $5 million, respectively.

2002

The Company's results from continuing operations for the year included the following:

Charges of $114 million ($80 million after tax) related to focused cost reductions implemented in the third and fourth quarters. See further discussion in the Restructuring Costs and Other section of MD&A and Note 16, "Restructuring Costs and Other."

Charges of $50 million ($34 million after tax) related to venture investment impairments and other asset write-offs incurred in the second, third and fourth quarters. See MD&A and Note 7, "Investments," for further discussion of venture investment impairments.

Income tax benefits of $121 million, including a $45 million tax benefit related to the closure of the PictureVision subsidiary in the second quarter, a $46 million benefit from the loss realized on the liquidation of a Japanese photofinishing operations subsidiary in the third quarter, an $8 million benefit from a fourth quarter property donation, and a $22 million benefit relating to the decline in the year-over-year operational effective tax rate.

2001

The Company's results from continuing operations for the year included the following one-time items:

Charges of $830 million ($583 million after tax) related to the restructuring programs implemented in the second, third and fourth quarters and other asset impairments.

A charge of $41 million ($28 million after tax) for environmental exposures.

A charge of $20 million ($14 million after tax) for the Kmart bankruptcy.

Income tax benefits of $31 million, including a favorable tax settlement of $11 million and a $20 million benefit relating to the decline in the year-over-year operational effective tax rate.

RESTRUCTURING COSTS AND OTHER

Currently, the Company is being adversely impacted by the progressing digital substitution. As the Company continues to adjust its operating model in light of changing business conditions, it is probable that ongoing cost reduction activities will be required from time to time.

In accordance with this, the Company periodically announces planned restructuring programs (Programs), which often consist of a number of restructuring initiatives. These Program announcements provide estimated ranges relating to the number of positions to be eliminated and the total restructuring charges to be incurred. The actual charges for initiatives under a Program are recorded in the period in which the Company commits to formalized restructuring plans or executes the specific actions contemplated by the Program and all criteria for restructuring charge recognition under the applicable accounting guidance have been met.

Restructuring Programs Summary

The activity in the accrued restructuring balances and the non-cash charges incurred in relation to all of the restructuring programs described below was as follows for fiscal 2003:

(in millions)	Balance Dec. 31, 2002	Costs Incurred	Adjustments	Cash Payments	Non-cash Settlements	Balance Dec. 31, 2003
Q3 2003 Program:						
Severance reserve	$ —	$ 231	$ —	$ (51)	$ —	$ 180
Exit costs reserve	—	40	—	(28)	—	12
Total reserve	$ —	$ 271	$ —	$ (79)	$ —	$ 192
Long-lived asset impairments	$ —	$ 109	$ —	$ —	$ (109)	$ —
Accelerated depreciation and inventory write-downs	—	22	—	—	(22)	—
Q1 2003 Program:						
Severance reserve	$ —	$ 67	$ —	$ (44)	$ —	$ 23
Exit costs reserve	—	8	—	(4)	—	4
Total reserve	$ —	$ 75	$ —	$ (48)	$ —	$ 27
Long-lived asset impairments	$ —	$ 5	$ —	$ —	$ (5)	$ —
Accelerated depreciation and inventory write-downs	—	25	—	—	(25)	—
Phogenix:						
Exit costs reserve	$ —	$ 9	$ —	$ —	$ —	$ 9
Long-lived asset impairments	—	6	—	—	(6)	—
Inventory write-downs	—	2	—	—	(2)	—
Q4 2002 Program:						
Severance reserve	$ 53	$ 21	$ —	$ (62)	$ —	$ 12
Exit costs reserve	17	—	—	(9)	—	8
Total reserve	$ 70	$ 21	$ —	$ (71)	$ —	$ 20
Accelerated depreciation and inventory write-downs	$ —	$ 24	$ —	$ —	$ (24)	$ —
2001 Programs:						
Severance reserve	$ 67	$ —	$ (12)	$ (49)	$ —	$ 6
Exit costs reserve	18	—	—	(5)	—	13
Total reserve	$ 85	$ —	$ (12)	$ (54)	$ —	$ 19
Total of all restructuring programs	$ 155	$ 569	$ (12)	$ (252)	$ (193)	$ 267

The costs incurred and adjustments, which total $557 million for the year ended December 31, 2003, include $73 million of charges related to accelerated depreciation and inventory write-downs, which were reported in cost of goods sold in the accompanying Consolidated Statement of Earnings for the year ended December 31, 2003. The remaining costs incurred and adjustments of $484 million were reported as restructuring costs and other in the accompanying Consolidated Statement of Earnings for the year ended December 31, 2003.

2004-2006 Restructuring Program

In addition to completing the remaining initiatives under the Third Quarter, 2003 Restructuring Program, the Company announced on January 22, 2004 that it plans to develop and execute a new cost reduction program throughout the 2004 to 2006 timeframe. The objective of these actions is to achieve a business model appropriate for the Company's traditional businesses, and to sharpen the Company's competitiveness in digital markets. As a result of the actions, the Company expects cost savings in the range of $800 million to $1,000 million for full year 2007.

The Program is expected to result in total charges of $1.3 billion to $1.7 billion over the three-year period, of which $700 million to $900 million are related to severance, with the remainder relating to the disposal of buildings and equipment. Overall, Kodak's worldwide facility square footage will be reduced by approximately one-third. Approximately 12,000 to 15,000 positions worldwide are expected to be eliminated through these actions primarily in global manufacturing, selected traditional businesses and corporate administration. Maximum single year cash usage under the new program is expected to be approximately $200 million.

Third Quarter, 2003 Restructuring Program

During the third quarter of 2003, the Company announced that it intends to implement a series of cost reduction actions during the last two quarters of 2003 and the first two quarters of 2004, which were expected to result in pre-tax charges totaling $350 million to $450 million. It is anticipated that these actions will result in a reduction of approximately 4,500 to 6,000 positions worldwide, primarily relating to the rationalization of global manufacturing assets, reduction of corporate administration and R&D, and the consolidation of the infrastructure and administration supporting the Company's consumer imaging and professional products and services operations. The Company expects the 2004 cost savings as a result of these actions to be $275 million to $325 million, with annual savings of $300 million to $400 million thereafter.

The Company implemented certain actions under this Program during 2003. As a result of these actions, the Company recorded charges of $381 million in continuing operations in 2003, which was composed of severance, long-lived asset impairments, exit costs and inventory write-downs of $231 million, $109 million, $40 million and $1 million, respectively. The severance costs related to the elimination of approximately 3,850 positions, including approximately 1,675 manufacturing, 1,125 administrative, 800 photofinishing and 250 research and development positions. The geographic composition of the positions to be eliminated includes approximately 2,550 in the United States and Canada and 1,300 throughout the rest of the world. The reduction of the 3,850 positions and the $271 million charges for severance and exit costs are reflected in the Third Quarter, 2003 Restructuring Program table below. The $109 million charge for long-lived asset impairments was included in restructuring costs and other in the accompanying Consolidated Statement of Earnings for the year ended December 31, 2003. The charges taken for inventory write-downs of $1 million were reported in cost of goods sold in the accompanying Consolidated Statement of Earnings for the year ended December 31, 2003.

The following table summarizes the activity with respect to the severance charges and exit costs recorded in connection with the focused cost reductions that were announced in the third quarter of 2003 and the remaining balances in the related reserves at December 31, 2003:

(dollars in millions)	Number of Employees	Severance Reserve	Exit Costs Reserve	Total
Q3, 2003 charges	1,700	$ 123	$ —	$ 123
Q3, 2003 utilization	(100)	(3)	—	(3)
Balance at 9/30/03	1,600	120	—	120
Q4, 2003 charges	2,150	108	40	148
Q4, 2003 utilization	(2,025)	(48)	(28)	(76)
Balance at 12/31/03	1,725	$ 180	$ 12	$ 192

The severance charges of $231 million and the exit costs of $40 million taken in 2003 were reported in restructuring costs and other in the accompanying Consolidated Statement of Earnings for the year ended December 31, 2003. The severance costs and exit costs require the outlay of cash, while the long-lived asset impairments and inventory write-downs represent non-cash items. Severance payments relating to the third quarter restructuring actions will be paid during the period through 2005, since, in many instances, the employees whose positions were eliminated can elect or are required to receive their severance payments over an extended period of time. Most exit costs are expected to be paid during 2004. However, certain costs, such as long-term lease payments, will be paid over periods after 2004.

As a result of initiatives implemented under the Third Quarter, 2003 Restructuring Program, the Company recorded $21 million of accelerated depreciation on long-lived assets in cost of goods sold in the accompanying Consolidated Statement of Earnings for the year ended December 31, 2003. The accelerated depreciation relates to long-lived assets accounted for under the held and used model of SFAS No. 144. The year-to-date amount of $21 million relates to $20 million of manufacturing facilities and equipment and $1 million of photofinishing facilities and equipment that will be used until their abandonment. The Company will incur accelerated depreciation charges of $10 million, $8 million and $3 million in the first, second and third quarters of 2004, respectively, as a result of the initiatives implemented under the Third Quarter, 2003 Restructuring Program.

The charges of $402 million recorded in 2003 included $210 million applicable to the Photography segment, $20 million to the Health Imaging segment and $9 million to the Commercial Imaging segment. The remaining $163 million was applicable to manufacturing, research and development and administrative functions, which are shared across segments.

With respect to the Third Quarter, 2003 Program, the Company anticipates completing the remaining initiatives originally contemplated under the Program by the end of the second quarter of 2004. As a result of these initiatives, an additional 1,700 to 1,900 positions will be eliminated throughout the world by the end of the second quarter of 2004. The estimated cost to complete these remaining initiatives will be in the range of $150 million to $170 million. The Company expects the 2004 cost savings as a result of all actions contemplated under the Third Quarter, 2003 Restructuring Program to be $250 million to $300 million in 2004, with annual savings of $275 million to $375 million thereafter.

First Quarter, 2003 Restructuring Program

In the early part of the first quarter of 2003, as part of its continuing focused cost reduction efforts and in addition to the remaining initiatives under the Fourth Quarter, 2002 Restructuring Program, the Company announced its First Quarter, 2003 Restructuring Program that included new initiatives to further reduce employment within a range of 1,800 to 2,200 employees. A significant portion of these new initiatives relates to the rationalization of the Company's photofinishing operations in the U.S. and Europe. Specifically, as a result of declining film and photofinishing volumes and in response to global economic and political conditions, the Company began to implement initiatives to 1) close certain photofinishing operations in the U.S. and EAMER, 2) rationalize manufacturing capacity by eliminating manufacturing positions on a worldwide basis, and 3) eliminate selling, general and administrative positions, particularly in the Photography segment.

The total restructuring charge for continuing operations recorded in 2003 relating to the First Quarter, 2003 Restructuring Program was $81 million, which was composed of severance, exit costs, long-lived asset impairments and inventory write-downs of $67 million, $8 million, $5 million and $1 million, respectively. The severance charge related to the elimination of 1,850 positions, including approximately 1,225 photofinishing, 325 administrative and 300 manufacturing positions. The geographic composition of the 1,850 positions to be eliminated includes approximately 1,100 in the United States and Canada and 750 throughout the rest of the world. The reduction of 1,850 positions and the total severance and exit charges of $75 million are reflected in the First Quarter, 2003 Restructuring Program table below. The remaining actions anticipated under the First Quarter, 2003 Restructuring Program are expected to be completed during the first quarter of 2004.

The following table summarizes the activity with respect to the severance and exit costs charges recorded in connection with the focused cost reductions that were announced in the first quarter of 2003 and the remaining balances in the related reserves at December 31, 2003:

(dollars in millions)	Number of Employees	Severance Reserve	Exit Costs Reserve	Total
Q1, 2003 charges	425	$ 28	$ —	$ 28
Q1, 2003 utilization	(150)	(2)	—	(2)
Balance at 3/31/03	275	26	—	26
Q2, 2003 charges	500	20	4	24
Q2, 2003 utilization	(500)	(13)	—	(13)
Balance at 6/30/03	275	33	4	37
Q3, 2003 charges	925	19	4	23
Q3, 2003 utilization	(400)	(12)	(1)	(13)
Balance at 9/30/03	800	40	7	47
Q4, 2003 utilization	(625)	(17)	(3)	(20)
Balance at 12/31/03	175	$ 23	$ 4	$ 27

The charges of $80 million for severance, long-lived asset impairments and exit costs reserves were reported in restructuring costs and other in the accompanying Consolidated Statement of Earnings for the year ended December 31, 2003. The charges taken for inventory write-downs of $1 million were reported in cost of goods sold in the accompanying Consolidated Statement of Earnings for the year ended December 31, 2003. The severance and exit costs require the outlay of cash, while the inventory write-downs and long-lived asset impairments represent non-cash items. Severance payments will be paid during the period through 2005 since, in many instances, the employees whose positions were eliminated can elect or are required to receive their severance payments over an extended period of time. Most exit costs are expected to be paid during 2004. However, certain costs, such as long-term lease payments, will be paid over periods after 2004.

As a result of initiatives implemented under the First Quarter, 2003 Restructuring Program, the Company recorded $24 million of accelerated depreciation on long-lived assets in cost of goods sold in the accompanying Consolidated Statement of Earnings for the year ended December 31, 2003. The accelerated depreciation relates to long-lived assets accounted for under the held and used model of SFAS No. 144. The year-to-date amount of $24 million relates to lab equipment used in photofinishing that will be used until their abandonment. The Company will incur accelerated depreciation charges of $8 million in the first quarter of 2004 and $1 million in the second quarter of 2004 as a result of the initiatives implemented under the First Quarter, 2003 Restructuring Program.

Cost savings resulting from the implementation of all First Quarter, 2003 Restructuring Program actions are in line with the original estimate of approximately $35 million to $50 million in 2003 and are expected to be $65 million to $85 million on an annual basis thereafter.

The total restructuring charges of $105 million recorded in 2003 under the First Quarter, 2003 Restructuring Program included $85 million applicable to the Photography segment and $5 million applicable to the Commercial Imaging segment. The remaining $15 million was applicable to manufacturing, research and development, and administrative functions, which are shared across all segments.

In addition to the $105 million of restructuring charges recorded in 2003 under the First Quarter, 2003 Restructuring Program, the Company recorded $17 million of charges in the second quarter associated with the Company's exit from the Photography segment's Phogenix joint venture with Hewlett Packard. The $17 million charge included approximately $2 million of inventory write-downs, $6 million of long-lived asset impairments and $9 million of exit costs. The inventory write-downs were reported in cost of goods sold in the accompanying Consolidated Statement of Earnings for the year ended December 31, 2003. The long-lived asset impairments and exit costs were reported in restructuring costs and other in the accompanying Consolidated Statement of Earnings for the year ended December 31, 2003. The exit costs, which represent the only cash portion of the charge, are expected to be paid during 2004.

Fourth Quarter, 2002 Restructuring Program

During the fourth quarter of 2002, the Company announced a planned Program consisting of a number of focused cost reduction initiatives designed to deploy manufacturing assets more effectively in order to provide competitively-priced products to the global market. In the announcement, the Company discussed the restructuring initiatives under its Fourth Quarter, 2002 Restructuring Program that would begin in the fourth quarter of 2002 and extend into 2003. These initiatives were expected to affect a total of 1,300 to 1,700 positions worldwide, including approximately 150 positions in the Company's U.S. research and development organizations, 500 positions in its U.S. one-time-use camera assembly operations, 300 positions in its Mexico sensitizing operations and 550 positions in its global manufacturing and logistics organization. Specific initiatives included the relocation of the one-time-use camera assembly operations in Rochester, New York and the graphic arts and x-ray film sensitizing operations in Mexico to other Kodak locations.

The total restructuring charge for continuing operations recorded in 2002 for these initiatives that were implemented was $116 million, which was composed of severance, inventory write-downs, long-lived asset impairments and exit costs of $55 million, $7 million, $37 million and $17 million, respectively. The severance charge related to the elimination of 1,150 positions, including approximately 525 manufacturing and logistics, 300 service and photofinishing, 175 administrative and 150 research and development positions. The geographic composition of the 1,150 positions eliminated included approximately 775 in the United States and Canada and 375 throughout the rest of the world. The charge for the long-lived asset impairments includes the write-off of $13 million relating to equipment used in the manufacture of cameras and printers, $13 million for sensitized manufacturing equipment, $5 million for lab equipment used in photofinishing and $6 million for other assets that were scrapped or abandoned immediately. The reduction of 1,150 positions and the $72 million charge for severance and exit costs are reflected in the Fourth Quarter, 2002 Restructuring Program table below. These amounts exclude the fourth quarter elimination of 150 positions and the restructuring charges relating to the shutdown of Kodak Global Imaging, Inc., as these charges were reflected in the loss from discontinued operations for the year ended December 31, 2002.

During 2003, the Company recorded additional severance charges of $21 million in continuing operations relating to 675 positions that were contemplated under its Fourth Quarter, 2002 Restructuring Program, including the relocation of Mexican sensitizing operations and the U.S. one-time-use camera assembly operations. The 675 positions that were eliminated included approximately 500 manufacturing and 175 administrative positions. The geographic composition of the 675 positions included approximately 425 in the U.S. and Canada and 250 throughout the rest of the world. The reduction of 675 positions and the related severance charges of $21 million are reflected in the Fourth Quarter, 2002 Restructuring Program table below. All actions anticipated under the Fourth Quarter, 2002 Restructuring Program were completed in the third quarter of 2003. A total of 1,825 positions were eliminated under the Fourth Quarter, 2002 Restructuring Program.

The table on the following page summarizes the activity with respect to the severance and exit costs charges recorded in connection with the focused cost reductions that were announced in the fourth quarter of 2002 and the remaining balance in the related reserves at December 31, 2003:

(dollars in millions)	Number of Employees	Severance Reserve	Exit Costs Reserve	Total
Q4, 2002 charges	1,150	$ 55	$ 17	$ 72
Q4, 2002 utilization	(250)	(2)	—	(2)
Balance at 12/31/02	900	53	17	70
Q1, 2003 charges	450	16	—	16
Q1, 2003 utilization	(850)	(24)	(2)	(26)
Balance at 3/31/03	500	45	15	60
Q2, 2003 charges	25	1	—	1
Q2, 2003 utilization	(500)	(11)	(4)	(15)
Balance at 6/30/03	25	35	11	46
Q3, 2003 charges	200	4	—	4
Q3, 2003 utilization	(225)	(8)	(2)	(10)
Balance at 9/30/03	0	31	9	40
Q4, 2003 utilization	0	(19)	(1)	(20)
Balance at 12/31/03	0	$ 12	$ 8	$ 20

The severance charges taken in 2003 of $21 million were reported in restructuring costs and other in the accompanying Consolidated Statement of Earnings for the year ended December 31, 2003. The severance and exit costs require the outlay of cash, while the inventory write-downs and long-lived asset impairments represent non-cash items. Severance payments will continue into 2004 since, in many instances, the employees whose positions were eliminated can elect or are required to receive their severance payments over an extended period of time. Most exit costs are expected to be paid during 2004. However, certain costs, such as long-term lease payments, will be paid over periods after 2004.

As a result of initiatives implemented under the Fourth Quarter, 2002 Restructuring Program, the Company recorded $24 million of accelerated depreciation on long-lived assets in cost of goods sold in the accompanying Consolidated Statement of Earnings for the year ended December 31, 2003. The accelerated depreciation relates to long-lived assets accounted for under the held and used model of SFAS No. 144, and the full year amount of $24 million was comprised of $15 million relating to equipment used in the manufacture of cameras, $6 million for lab equipment used in photofinishing and $3 million for sensitized manufacturing equipment that was used until their abandonment in 2003.

Cost savings resulting from the implementation of all Fourth Quarter, 2002 Restructuring Program actions are in line with the original estimate of approximately $90 million to $95 million in 2003 and $205 million to $210 million on an annual basis thereafter.

The full year 2003 charges of $45 million included $31 million of charges applicable to the Photography segment, $3 million relating to the Commercial Imaging segment and $11 million associated with manufacturing, research and development, and administrative functions, which are shared across all segments. The fourth quarter 2002 charges of $116 million included $40 million of charges applicable to the Photography segment, $19 million applicable to the Commercial Imaging segment and $2 million applicable to the Health Imaging segment. The remaining $55 million was associated with manufacturing, research and development, and administrative functions, which are shared across all segments.

2001 Restructuring Programs

At December 31, 2002, the Company had remaining severance and exit costs reserves of $67 million and $18 million, respectively, relating to the restructuring plans it implemented during 2001. During the first quarter of 2003, the Company completed the severance actions associated with the 2001 Restructuring Programs and recorded a reversal of $12 million of reserves through restructuring costs and other in the accompanying Consolidated Statement of Earnings for the year ended December 31, 2003. The completion of the 2001 Restructuring Programs resulted in the elimination of the remaining 200 positions included in the original plans. A total of 6,425 positions were eliminated under the 2001 Restructuring Programs.

The remaining severance reserve of $6 million as of December 31, 2003 has not been paid since, in many instances, the employees whose positions were eliminated could elect or were required to receive their severance payments over an extended period of time. However, these payments will be made by the end of 2004. Most of the remaining exit costs reserves of $13 million as of December 31, 2003 represent long-term lease payments, which will be paid over periods after 2004.

LIQUIDITY AND CAPITAL RESOURCES

2003

The Company's cash and cash equivalents increased $681 million during 2003 to $1,250 million at December 31, 2003. The increase resulted primarily from $1,645 million of cash flows from operating activities and $270 million of cash provided by financing activities, partially offset by $1,267 million of cash flows used in investing activities.

The net cash provided by operating activities of $1,645 million for the year ended December 31, 2003 was partially attributable to net earnings of $265 million which, when adjusted for earnings from discontinued operations, equity in losses from unconsolidated affiliates, gain on sale of assets, depreciation and goodwill amortization, purchased research and development, benefit for deferred income taxes and restructuring costs, asset impairments and other charges, provided $1,283 million of operating cash. Also contributing to net cash provided by operating activities were a decrease in inventories of $128 million, an increase in liabilities excluding borrowings of $94 million, the cash receipt of $19 million in connection with the Sterling Winthrop settlement, and the $130 million impact of the change in other items, net, which were partially offset by an increase in accounts receivable of $9 million. The net cash used in investing activities of $1,267 million was utilized primarily for business acquisitions of $697 million, of which $59 million related to the purchase of minority interests in China and India, capital expenditures of $506 million, investments in unconsolidated affiliates of $89 million, and net purchases of marketable securities of $1 million. These uses of cash were partially offset by net proceeds from the sale of assets of $26 million. The net cash provided by financing activities of $270 million was primarily the result of the net increase in borrowings of $588 million and the exercise of employee stock options of $12 million, which were partially offset by dividend payments of $330 million.

Net working capital, excluding short-term borrowings, increased to $1,094 million from $474 million at year-end 2002. Including short-term borrowings, net working capital increased to positive $148 million from negative $968 million at year-end 2002. This increase is mainly attributable to higher cash balances and a reduction in short-term debt, partially offset by higher accounts payable and other current liabilities. The decrease in short-term debt is primarily because the Company no longer regularly accesses the commercial paper (short-term debt) market in managing its working capital to fund its operating and investing activities. During the second quarter of 2003, the Company issued $550 million of long-term debt to replace $550 million of short-term debt resulting in improved working capital. Additionally, on October 10, 2003, the Company issued $1,075 million of long-term debt, comprised of $500 million of Senior Notes due 2013 and $575 million of Convertible Senior Notes due 2033, a portion of which has been used to repay commercial paper, thus improving working capital. See further discussion in this section relating to these long-term debt issuances.

The Company maintains $2,467 million in committed bank lines of credit and $1,722 million in uncommitted bank lines of credit to ensure continued access to short-term borrowing capacity. On September 5, 2003, the Company filed a shelf registration statement on Form S-3 (the new debt shelf registration) for the issuance of up to $2,000 million of new debt securities. Pursuant to Rule 429 under the Securities Act of 1933, $650 million of remaining unsold debt securities under a prior shelf registration statement were included in the new debt shelf registration, thus giving the Company the ability to issue up to $2,650 million in public debt. These funding alternatives provide the Company with sufficient flexibility and liquidity to meet its working capital and investing needs. However, the success of future public debt issuances will be dependent on market conditions at the time of such an offering.

The Company's primary estimated future uses of cash for 2004 include the following: dividend payments, debt reductions, and acquisitions. The Company has a dividend policy whereby it makes semi-annual payments which, when declared, will be paid on the Company's 10th business day each July and December to shareholders of record on the first business day of the preceding month. On April 15, 2003, the Company's Board of Directors declared a semi-annual cash dividend of $.90 per share on the outstanding common stock of the Company. This dividend was paid on July 16, 2003 to shareholders of record at the close of business on June 2, 2003. On September 24, 2003, the Company's Board of Directors approved the reduction of the amount of the annual dividend to $.50 per share. On that same date, the Company's Board of Directors declared a semi-annual cash dividend of $.25 per share on the outstanding common stock of the Company. This dividend was paid on December 12, 2003 to the shareholders of record as of the close of business on November 3, 2003.

Capital additions were $506 million in 2003, with the majority of the spending supporting new products, manufacturing productivity and quality improvements, infrastructure improvements, and ongoing environmental and safety initiatives. For the full year 2004, the Company expects its capital spending, excluding acquisitions, to be approximately $550 million.

During 2003, the Company expended $252 million against the related restructuring reserves, primarily for the payment of severance benefits. Employees whose positions were eliminated could elect to receive severance payments for up to two years following their date of termination.

For 2004, the Company expects to generate $485 million to $615 million in investable cash flow, which represents cash flow after dividends but before acquisitions and excludes the impacts on cash from the purchase and sale of marketable securities, the impacts from debt and transactions in the Company's own equity, such as stock repurchases and the proceeds from the exercise of stock options. The investable cash flow range of $485 million to $615 million does not include $725 million of expected pre-tax cash proceeds from the February 2004 announced sale of the Remote Sensing Systems operation, including Research Systems, Inc., to ITT Industries, Inc., nor does it consider the cash impact of the NexPress acquisition, which was announced in March 2004, once it becomes a Kodak wholly owned subsidiary. The Company believes that its cash flow from operations will be sufficient to cover its working capital and capital investment needs and the funds required for future debt reduction, dividend payments or modest acquisitions. The Company's cash balances and financing arrangements will be used to bridge timing differences between expenditures and cash generated from operations.

The Company has $2,225 million in committed revolving credit facilities, which are available for general corporate purposes including the support of the Company's commercial paper program. The credit facilities are comprised of the $1,000 million 364-day committed revolving credit facility (364-Day Facility) expiring in July 2004 and a 5-year committed facility at $1,225 million expiring in July 2006 (5-Year Facility). If unused, they have a commitment fee of $4.5 million per year at the Company's current credit rating of Baa3 and BBB- from Moody's and Standard & Poors (S&P), respectively. Interest on amounts borrowed under these facilities is calculated at rates based on spreads above certain reference rates and the Company's credit rating. Under the 364-Day Facility and 5-Year Facility, there is a financial covenant that requires the Company to maintain a debt to EBITDA (earnings before interest, income taxes, depreciation and amortization) ratio of not greater than 3 to 1. In the event of violation of the covenant, the facility would not be available for borrowing until the covenant provisions were waived, amended or satisfied. The Company was in compliance with this covenant at December 31, 2003. The Company does not anticipate that a violation is likely to occur.

The Company has other committed and uncommitted lines of credit at December 31, 2003 totaling $242 million and $1,722 million, respectively. These lines primarily support borrowing needs of the Company's subsidiaries, which include term loans, overdraft coverage, letters of credit and revolving credit lines. Interest rates and other terms of borrowing under these lines of credit vary from country to country, depending on local market conditions. Total outstanding borrowings against these other committed and uncommitted lines of credit at December 31, 2003 were $138 million and $316 million, respectively. These outstanding borrowings are reflected in the short-term borrowings and long-term debt, net of current portion balances in the accompanying Consolidated Statement of Financial Position at December 31, 2003.

At December 31, 2003, the Company had $304 million in commercial paper outstanding, with a weighted-average interest rate of 2.95%. To provide additional financing flexibility, the Company has an accounts receivable securitization program, which provides for borrowings up to a maximum of $250 million. At December 31, 2003, the Company had no outstanding borrowings under this program.

On October 10, 2003, the Company completed the offering and sale of $500 million aggregate principal amount of Senior Notes due 2013 (the Notes), which was made pursuant to the Company's new debt shelf registration. Interest on the Notes will accrue at the rate of 7.25% per annum and is payable semiannually. The Notes are not redeemable at the Company's option or repayable at the option of any holder prior to maturity. The Notes are unsecured and unsubordinated obligations and rank equally with all of the Company's other unsecured and unsubordinated indebtedness. After issuance of the above debt, the Company has $2,150 million of availability remaining under the new debt shelf registration.

Concurrent with the offering and sale of the Notes, on October 10, 2003, the Company completed the private placement of $575 million aggregate principal amount of Convertible Senior Notes due 2033 (the Convertible Securities) to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933. Interest on the Convertible Securities will accrue at the rate of 3.375% per annum and is payable semiannually. The Convertible Securities are unsecured and rank equally with all of the Company's other unsecured and unsubordinated indebtedness.

As a condition of the private placement, the Company agreed to initially file within 90 days and make effective within 180 days after the earliest date of original issuance of the Convertible Securities, a shelf registration statement under the Securities Act of 1933 relating to the resale of the Convertible Securities and the common stock to be issued upon conversion of the Convertible Securities pursuant to a registration rights agreement. The Company filed this shelf registration statement on January 6, 2004, and made it effective on February 6, 2004.

The Convertible Securities contain a number of conversion features that include substantive contingencies. The Convertible Securities are convertible by the holders at an initial conversion rate of 32.2373 shares of the Company's common stock for each $1,000 principal amount of the Convertible Securities, which is equal to an initial conversion price of $31.02 per share. The holders may convert their Convertible Securities, in whole or in part, into shares of the Company's common stock under any of the following circumstances: (1) during any calendar quarter, if the price of the Company's common stock is greater than or equal to 120% of the applicable conversion price for at least 20 trading days during a 30 consecutive trading day period ending on the last trading day of the previous calendar quarter; (2) during any five consecutive trading day period following any 10 consecutive trading day period in which the trading price of the Convertible Securities for each day of such period is less than 105% of the conversion value, and the conversion value for each day of such period was less than 95% of the principal amount of the Convertible Securities (the Parity Clause); (3) if the Company has called the Convertible Securities for redemption; (4) upon the occurrence of specified corporate transactions such as a consolidation, merger or binding share exchange pursuant to which the Company's common stock would be converted into cash, property or securities; and (5) if the credit rating assigned to the Convertible Securities by either Moody's or S&P is lower than Ba2 or BB, respectively, which represents a three notch downgrade from the Company's current standing, or if the Convertible Securities are no longer rated by at least one of these services or their successors (the Credit Rating Clause).

The Company may redeem some or all of the Convertible Securities at any time on or after October 15, 2010 at a purchase price equal to 100% of the principal amount of the Convertible Securities plus any accrued and unpaid interest. Upon a call for redemption by the Company, a conversion trigger is met whereby the holder of each $1,000 Convertible Senior Note may convert such note to shares of the Company's common stock.

The holders have the right to require the Company to purchase their Convertible Securities for cash at a purchase price equal to 100% of the principal amount of the Convertible Securities plus any accrued and unpaid interest on October 15, 2010, October 15, 2013, October 15, 2018, October 15, 2023 and October 15, 2028, or upon a fundamental change as described in the offering memorandum filed under Rule 144A in conjunction with the private placement of the Convertible Securities. As of December 31, 2003, the Company reserved 18,536,447 shares in treasury stock to cover potential future conversions of these Convertible Securities into common stock.

Certain of the conversion features contained in the Convertible Securities are deemed to be embedded derivatives as defined under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." These embedded derivatives include the Parity Clause, the Credit Rating Clause, and any specified corporate transaction outside of the Company's control such as a hostile takeover. Based on an external valuation, these embedded derivatives were not material to the Company's financial position, results of operations or cash flows. In addition, as the contingencies surrounding the conversion features are substantive, the shares to be potentially issued upon triggering a conversion event will be excluded from the earnings per share calculation until such time as a contingency lapses and the effect of issuing such shares is dilutive. If and when a contingency lapses and the effect of issuing such shares is dilutive, then the shares issued would be included in the denominator of the earnings per share calculation, and the interest expense incurred on the Convertible Securities would be excluded from the numerator of the earnings per share calculation for the respective period.

Long-term debt and related maturities and interest rates were as follows at December 31, 2003 and 2002 (in millions):

			2003		2002	
Country	Type	Maturity	Weighted-Average Interest Rate	Amount Outstanding	Weighted-Average Interest Rate	Amount Outstanding
U.S.	Term note	2003	—	$ —	9.38%	$ 144
U.S.	Term note	2003	—	—	7.36%	110
U.S.	Term note	2004	1.72%*	200	—	—
U.S.	Term note	2005	1.73%*	100	—	—
U.S.	Medium-term	2005	7.25%	200	7.25%	200
U.S.	Medium-term	2006	6.38%	500	6.38%	500
U.S.	Term note	2008	3.63%	249	—	—
U.S.	Term note	2008	9.50%	34	9.50%	34
U.S.	Term note	2013	7.25%	500	—	—
U.S.	Term note	2018	9.95%	3	9.95%	3
U.S.	Term note	2021	9.20%	10	9.20%	10
U.S.	Convertible	2033	3.38%	575	—	—
China	Bank loans	2003	—	—	5.49%	114
China	Bank loans	2004	5.50%	225	5.58%	252
China	Bank loans	2005	5.45%	106	5.53%	124
Qualex	Term notes	2004-2008	5.53%	49	6.12%	44
Chile	Bank loans	2004	—	—	2.61%	10
Other				8		6
				$ 2,759		$ 1,551

*Represents debt with a variable interest rate.

The Company's debt ratings were downgraded during 2003 by each of the three major rating agencies. Moody's, Standard & Poors (S&P) and Fitch ratings for long-term debt (L/T) and short-term debt (S/T), including their outlook, at the beginning and end of 2003 were as follows:

	December 31, 2002			December 31, 2003		
	L/T	S/T	Outlook	L/T	S/T	Outlook
Moody's	Baa1	P-2	Stable	Baa3	P-3	Negative
S&P	BBB+	A-2	Stable	BBB-	A-3	Negative
Fitch	A-	F2	Negative	BBB-	F3	Negative

The long-term and short-term debt rating downgrades and negative outlooks reflect the rating agencies' concerns about (1) the Company's weakened sales and profitability in the core photographic businesses due to continuing pricing pressure from competitors, (2) continued digital substitution, including doubts about the profit potential of digital imaging relative to conventional photography, (3) unfavorable economic factors, including reduced leisure travel, (4) potential future restructuring actions that may restrict cash flow, slowing efforts to reduce debt, (5) the likelihood that debt reduction will be slowed in the short to medium term due to the Company's rising business risk, investment strategies, and the rapid pace at which it has made its recent acquisitions, and (6) the financial burden of its significant unfunded postretirement benefit liabilities.

These credit rating actions have limited the Company's access to commercial paper borrowings. As a result and as noted before, on October 10, 2003, the Company issued $1,075 million of long-term debt through an offering and sale of $500 million of Senior Notes due 2013 and a concurrent private placement of $575 million of Convertible Senior Notes due 2033, which were filed in a shelf registration statement on January 6, 2004 and made effective on February 6, 2004. With the proceeds received from the $1,075 million of long-term debt issued, the Company retired approximately $550 million of outstanding commercial paper and all of the outstanding borrowings under the accounts receivable securitization program, which amounted to approximately $60 million. The remaining proceeds were used to fund the PracticeWorks, Inc. acquisition. For 2004, the Company expects interest expense to increase relative to 2003 as a result of the replacement of outstanding commercial paper with new long-term debt. For example, the Company's outstanding commercial paper at December 31, 2003 had a weighted-average annual interest rate of 2.95% as compared with an annual interest rate of 7.25% on the Senior Notes and 3.375% on the Convertible Senior Notes, representing a weighted-average difference of 2.34 percentage points.

The Company is in compliance with all covenants or other requirements set forth in its credit agreements and indentures. Further, the Company does not have any rating downgrade triggers that would accelerate the maturity dates of its debt, with the exception of the following: the outstanding borrowings, if any, under the accounts receivable securitization program if the Company's credit ratings from S&P or Moody's were to fall below BBB- and Baa3, respectively, and such condition continued for a period of 30 days. However, as previously noted, the Company had no outstanding borrowings under this program as of December 31, 2003. Additionally, the Company estimates that letters of credit or other financial support could be required in support of insurance, environmental and supplier obligations of up to $117 million. Further downgrades in the Company's credit rating or disruptions in the capital markets could impact borrowing costs and the nature of its funding alternatives. However, the Company has access to $2,225 million in committed revolving credit facilities to meet unanticipated funding needs should it be necessary.

The Company guarantees debt and other obligations under agreements with certain affiliated companies and customers. At December 31, 2003, these guarantees totaled a maximum of $363 million, with outstanding guaranteed amounts of $161 million. The maximum guarantee amount includes guarantees of up to: $160 million of debt for KPG ($50 million outstanding); $7 million for other unconsolidated affiliates and third parties ($7 million outstanding); and $196 million of customer amounts due to banks in connection with various banks' financing of customers' purchase of products and equipment from Kodak ($104 million outstanding). The KPG debt facility and the related guarantee mature on December 31, 2005, but may be renewed at KPG's, the joint ventures partners' and the bank's discretion. The guarantees for the other unconsolidated affiliates and third party debt mature between January 2004 and May 2006. The customer financing agreements and related guarantees typically have a term of 90 days for product and short-term equipment financing arrangements, and up to 5 years for long-term equipment financing arrangements. These guarantees would require payment from Kodak only in the event of default on payment by the respective debtor. In some cases, particularly for guarantees related to equipment financing, the Company has collateral or recourse provisions to recover and sell the equipment to reduce any losses that might be incurred in connection with the guarantee. Management believes the likelihood is remote that material payments will be required under any of the guarantees disclosed above. With respect to the guarantees that the Company issued in the year ended December 31, 2003, the Company assessed the fair value of its obligation to stand ready to perform under these guarantees by considering the likelihood of occurrence of the specified triggering events or conditions requiring performance as well as other assumptions and factors. Through internal analyses and external valuations, the Company determined that the fair value of the guarantees was not material to the Company's financial position, results of operations or cash flows.

The Company also guarantees debt owed to banks for some of its consolidated subsidiaries. The maximum amount guaranteed is $592 million, and the outstanding debt under those guarantees, which is recorded within the short-term borrowings and long-term debt, net of current portion components in the accompanying Consolidated Statement of Financial Position, is $423 million. These guarantees expire in 2004 and 2005, with the majority expiring in 2004.

The Company may provide up to $100 million in loan guarantees to support funding needs for SK Display Corporation, an unconsolidated affiliate in which the Company has a 34% ownership interest. As of December 31, 2003, the Company has not been required to guarantee any of the SK Display Corporation's outstanding debt.

The Company issues indemnifications in certain instances when it sells businesses and real estate, and in the ordinary course of business with its customers, suppliers, service providers and business partners. Further, the Company indemnifies its directors and officers who are, or were, serving at Kodak's request in such capacities. Historically, costs incurred to settle claims related to these indemnifications have not been material to the Company's financial position, results of operations or cash flows. Additionally, the fair value of the indemnifications that the Company issued during the year ended December 31, 2003 was not material to the Company's financial position, results of operations or cash flows.

Due to improved performance in the global equity markets in 2003, partially offset by the decline in the discount rates from December 31, 2002 to December 31, 2003, the Company decreased its additional minimum pension liability by $167 million and recorded a corresponding credit to the accumulated other comprehensive (loss) income component of equity of $122 million, net of tax benefits of $45 million. The decrease in the additional minimum pension liability of $167 million was recorded in the postretirement liabilities component on the Consolidated Statement of Financial Position at December 31, 2003. The decrease in this component of $68 million from December 31, 2002 to December 31, 2003 is primarily attributable to the decrease in the additional minimum pension liability and the decrease in the accrued pension benefit liability, partially offset by the impact of foreign exchange. The Company recorded the reduction in the deferred income tax asset of $45 million in the other long-term assets component within the Consolidated Statement of Financial Position. The net increase in this component of $326 million from December 31, 2002 to December 31, 2003 is partially attributable to the increase in the prepaid pension asset, partially offset by the decrease in the deferred income tax asset. The increase in the prepaid pension asset is primarily attributable to $47 million of pension income generated from the U.S. pension plans in 2003 and the impact of foreign exchange.

During the fourth quarter of 2003, the Company funded one of its non-U.S. defined benefit plans in the amount of approximately $18 million. The Company does not expect to have significant funding requirements relating to its defined benefit pension plans in 2004.

Qualex, a wholly owned subsidiary of Kodak, has a 50% ownership interest in Express Stop Financing (ESF), which is a joint venture partnership between Qualex and a subsidiary of Dana Credit Corporation (DCC), a wholly owned subsidiary of Dana Corporation. Qualex accounts for its investment in ESF under the equity method of accounting. ESF provides a long-term financing solution to Qualex's photofinishing customers in connection with Qualex's leasing of photofinishing equipment to third parties, as opposed to Qualex extending long-term credit. As part of the operations of its photofinishing services, Qualex sells equipment under a sales-type lease arrangement and records a long-term receivable. These long-term receivables are subsequently sold to ESF without recourse to Qualex and, therefore, these receivables are removed from Qualex's books. ESF incurs debt to finance the purchase of the receivables from Qualex. This debt is collateralized solely by the long-term receivables purchased from Qualex and, in part, by a $60 million guarantee from DCC. Qualex provides no guarantee or collateral to ESF's creditors in connection with the debt, and ESF's debt is non-recourse to Qualex. Qualex's only continued involvement in connection with the sale of the long-term receivables is the servicing of the related equipment under the leases. Qualex has continued revenue streams in connection with this equipment through future sales of photofinishing consumables, including paper and chemicals, and maintenance.

Although the lessees' requirement to pay ESF under the lease agreements is not contingent upon Qualex's fulfillment of its servicing obligations, under the agreement with ESF, Qualex would be responsible for any deficiency in the amount of rent not paid to ESF as a result of any lessee's claim regarding maintenance or supply services not provided by Qualex. Such lease payments would be made in accordance with the original lease terms, which generally extend over 5 to 7 years. To date, the Company has incurred no such material claims, and Qualex does not anticipate any significant situations where it would be unable to fulfill its service obligations under the arrangement with ESF. ESF's outstanding lease receivable amount was approximately $367 million at December 31, 2003.

Effective July 22, 2003, ESF entered into an agreement amending the Receivables Purchase Agreement (RPA), which represents the financing arrangement between ESF and its banks. Under the amended RPA agreement, maximum borrowings were lowered to $257 million. Total outstanding borrowings under the RPA at December 31, 2003 were $248 million. The amended RPA extends through July 2004, at which time the RPA can be extended or terminated. If the RPA were terminated, ESF would need to find an alternative financing solution for new borrowings. Pursuant to the ESF partnership agreement between Qualex and DCC, commencing October 6, 2003, Qualex no longer sells its lease receivables to ESF.

Qualex currently is utilizing the services of Imaging Financial Services, Inc., a wholly owned subsidiary of General Electric Capital Corporation, as an alternative financing solution for prospective leasing activity with its customers.

At December 31, 2003, the Company had outstanding letters of credit totaling $121 million and surety bonds in the amount of $113 million primarily to ensure the completion of environmental remediations and payment of possible casualty and workers' compensation claims.

As of December 31, 2003, the impact that our contractual obligations are expected to have on our liquidity and cash flow in future periods is as follows:

(in millions)	Total	2004	2005	2006	2007	2008	2009+
Long-term debt	$ 2,759	$ 457	$ 422	$ 507	$ 2	$ 283	$ 1,088
Operating lease obligations	494	125	103	77	59	43	87
Purchase obligations(1)	985	266	238	124	98	80	179
Total(2)	$ 4,238	$ 848	$ 763	$ 708	$ 159	$ 406	$ 1,354

(1) Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding on the Company and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Purchase obligations exclude agreements that are cancelable without penalty.

(2) Funding requirements for the Company's major defined benefit retirement plans and other postretirement benefit plans are not included as such amounts have not been determined. In 2003, the Company made contributions to its major defined benefit retirement plans and other postretirement benefit plans of $149 million ($24 million relating to its U.S. defined benefit plans) and $248 million ($245 million relating to its U.S. other postretirement benefits plan), respectively. The Company expects to contribute approximately $5 million and $258 million, respectively, to its U.S. defined benefit plans and other postretirement benefit plans in 2004.

2002

The Company's cash and cash equivalents increased $121 million during 2002 to $569 million at December 31, 2002. The increase resulted primarily from $2,204 million of cash flows from operating activities, partially offset by $758 million of cash flows used in investing activities and $1,331 million of cash used in financing activities.

The net cash provided by operating activities of $2,204 million for the year ended December 31, 2002 was partially attributable to (1) net earnings of $770 million which, when adjusted for depreciation and amortization, and restructuring costs, asset impairments and other charges, provided $1,673 million of operating cash, (2) a decrease in accounts receivable of $263 million, (3) a decrease in inventories of $88 million, (4) proceeds from the surrender of its Company-owned life insurance policies of $187 million, and (5) an increase in liabilities excluding borrowings of $29 million, related primarily to severance payments for restructuring programs. The net cash used in investing activities of $758 million was utilized primarily for capital expenditures of $577 million, investments in unconsolidated affiliates of $123 million, business acquisitions of $72 million, of which $60 million related to the purchase of minority interests in China and India, and net purchases of marketable securities of $13 million. These uses of cash were partially offset by proceeds from the sale of properties of $27 million. The net cash used in financing activities of $1,331 million was primarily the result of net debt repayments of $597 million, dividend payments of $525 million and the repurchase of 7.4 million Kodak shares held by KRIP for $260 million. Of the $260 million expended, $205 million was repurchased under the 1999 stock repurchase program, which is now completed. The balance of the amount expended of $55 million was repurchased under the 2000 stock repurchase program.

Net working capital, excluding short-term borrowings, decreased to $474 million at December 31, 2002 from $797 million at December 31, 2001. This decrease is primarily attributable to an increase in accounts payable and other current liabilities, an increase in accrued income taxes, lower receivables and lower inventories partially offset by a higher cash balance.

On April 11, 2002, the Company's Board of Directors declared a semi-annual cash dividend of $.90 per share on the outstanding common stock of the Company. This dividend was paid on July 16, 2002 to shareholders of record at the close of business on June 3, 2002. On October 10, 2002, the Company's Board of Directors declared a semi-annual cash dividend of $.90 per share on the outstanding common stock of the Company. This dividend was paid to the shareholders of record at the close of business on December 13, 2002.

Capital additions were $577 million in 2002, with the majority of the spending supporting new products, manufacturing productivity and quality improvements, infrastructure improvements, and ongoing environmental and safety initiatives.

The cash outflows for severance and exit costs associated with the restructuring charges recorded in 2002 will be more than offset by the tax savings associated with the restructuring actions, primarily due to the tax benefit of $46 million relating to the consolidation of its photofinishing operations in Japan recorded in the third quarter 2002 restructuring charge. During 2002, the Company expended $220 million against the related restructuring reserves, primarily for the payment of severance benefits, which were mostly attributable to the 2001 restructuring actions. The remaining severance-related actions associated with the total 2001 restructuring charge were completed by the end of the first quarter of 2003, and the remaining severance payments of $6 million at December 31, 2003 will be made by the end of 2004. Employees whose positions were eliminated could elect to receive severance payments for up to two years following their date of termination.

2001

Net cash provided by operating activities in 2001 was $2,206 million, as net earnings of $76 million, adjusted for depreciation and amortization, and restructuring costs, asset impairments and other charges, provided $1,408 million of operating cash. Also contributing to operating cash was a decrease in receivables of $254 million and a decrease in inventories of $465 million. This was partially offset by decreases in liabilities, excluding borrowings, of $111 million related primarily to severance payments for restructuring programs and reductions in accounts payable and accrued benefit costs. Net cash used in investing activities of $1,188 million in 2001 was utilized primarily for capital expenditures of $743 million, investments in unconsolidated affiliates of $141 million, and business acquisitions of $306 million. Net cash used in financing activities of $808 million in 2001 was primarily the result of stock repurchases and dividend payments as discussed below.

The Company declared cash dividends per share of $.44 in each of the first three quarters and $.89 in the fourth quarter of 2001. Total cash dividends of $643 million were paid in 2001. In October 2001, the Company's Board of Directors approved a change in dividend policy from quarterly dividend payments to semi-annual dividend payments. Dividends, when declared, will be paid on the 10th business day of July and December to shareholders of record on the first business day of the preceding month. These payment dates serve to better align the dividend disbursements with the seasonal cash flow pattern of the business, which is more concentrated in the second half of the year. This action resulted in the Company making five dividend payments in 2001.

Net working capital, excluding short-term borrowings, decreased to $797 million from $1,420 million at year-end 2000. This decrease is mainly attributable to lower receivable and inventory balances, as discussed above.

Capital additions, excluding equipment purchased for lease, were $680 million in 2001, with the majority of the spending supporting new products, manufacturing productivity and quality improvements, infrastructure improvements, ongoing environmental and safety initiatives, and renovations due to relocations associated with restructuring actions taken in 1999.

Under the $2,000 million stock repurchase program announced on April 15, 1999, the Company repurchased $44 million of its shares in 2001. As of March 2, 2001, the Company suspended the stock repurchase program in a move designed to accelerate debt reduction and increase financial flexibility. At the time of the suspension of the program, the Company had repurchased approximately $1,800 million of its shares under this program.

The net cash cost of the restructuring charge recorded in 2001 was approximately $182 million after tax, which was recovered through cost savings in less than two years. The severance-related actions associated with this charge were completed by the end of the first quarter of 2003, and the remaining severance payments of $6 million at December 31, 2003 will be made by the end of 2004.

OTHER

Cash expenditures for pollution prevention and waste treatment for the Company's current facilities were as follows:

(in millions)	2003	2002	2001
Recurring costs for pollution prevention and waste treatment	$ 74	$ 67	$ 68
Capital expenditures for pollution prevention and waste treatment	8	12	27
Site remediation costs	2	3	2
Total	$ 84	$ 82	$ 97

At December 31, 2003 and 2002, the Company's undiscounted accrued liabilities for environmental remediation costs amounted to $141 million and $148 million, respectively. These amounts are reported in other long-term liabilities in the accompanying Consolidated Statement of Financial Position.

The Company is currently implementing a Corrective Action Program required by the Resource Conservation and Recovery Act (RCRA) at the Kodak Park site in Rochester, NY. As part of this program, the Company has completed the RCRA Facility Assessment (RFA), a broad-based environmental investigation of the site. The Company is currently in the process of completing, and in some cases has completed, RCRA Facility Investigations (RFI) and Corrective Measures Studies (CMS) for areas at the site. The previous estimate for future investigation and remediation costs was reduced by $8 million for the following reasons: (1) approval of Final Corrective Measures for four investigation areas, (2) approval for a single investigation approach for the site's industrial sewers and building waste water collection system, and (3) completion with no further action approvals at seventeen Solid Waste Management Units. At December 31, 2003, estimated future investigation and remediation costs of $57 million are accrued for this site and are included in the $141 million reported in other long-term liabilities.

The Company has retained certain obligations for environmental remediation and Superfund matters related to certain sites associated with the non-imaging health businesses sold in 1994. At the Ohio site, agreements reached with the Ohio Environmental Protection Agency in regard to the calculation of clean-up levels, as well as the long term viability of the facility as an industrial site, allowed the previous estimate to be reduced by $13 million. At December 31, 2003, estimated future remediation costs of $35 million are accrued for these sites and are included in the $141 million reported in other long-term liabilities.

The Company has obligations relating to two former manufacturing sites located outside of the United States. At December 31, 2003, estimated future investigation, remediation and monitoring costs of $20 million are accrued for these sites and are included in the $141 million reported in other long-term liabilities.

As a result of the ongoing monitoring and identification process, the Company has identified seven additional operating sites with an estimated future investigation, remediation and monitoring cost of $21 million. These costs are accrued and are included in the $141 million reported in other long-term liabilities.

Additionally, the Company has approximately $8 million accrued in the $141 million reported in other long-term liabilities at December 31, 2003 for remediation relating to other facilities, which are not material to the Company's financial position, results of operations, cash flows or competitive position.

Cash expenditures for the aforementioned investigation, remediation and monitoring activities are expected to be incurred over the next thirty years for many of the sites. For these known environmental exposures, the accrual reflects the Company's best estimate of the amount it will incur under the agreed-upon or proposed work plans. The Company's cost estimates were determined using the ASTM Standard E 2137-01, "Standard Guide for Estimating Monetary Costs and Liabilities for Environmental Matters," and have not been reduced by possible recoveries from third parties. The overall method includes the use of a probabilistic model which forecasts a range of cost estimates for the remediation required at individual sites. The projects are closely monitored and the models are reviewed as significant events occur or at least once per year. The Company's estimate includes equipment and operating costs for remediation and long-term monitoring of the sites. The Company does not believe it is reasonably possible that the losses for the known exposures could exceed the current accruals by material amounts.

A Consent Decree was signed in 1994 in settlement of a civil complaint brought by the U.S. Environmental Protection Agency and the U.S. Department of Justice. In connection with the Consent Decree, the Company is subject to a Compliance Schedule, under which the Company has improved its waste characterization procedures, upgraded one of its incinerators, and is evaluating and upgrading its industrial sewer system. The total expenditures required to complete this program are currently estimated to be approximately $16 million over the next five years. These expenditures are incurred as part of plant operations and, therefore, are not included in the environmental accrual at December 31, 2003.

The Company is presently designated as a potentially responsible party (PRP) under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended (the Superfund Law), or under similar state laws, for environmental assessment and cleanup costs as the result of the Company's alleged arrangements for disposal of hazardous substances at four such active sites. With respect to each of these sites, the Company's liability is minimal. In addition, the Company has been identified as a PRP in connection with the non-imaging health businesses in four active Superfund sites. Numerous other PRPs have also been designated at these sites. Although the law imposes joint and several liability on PRPs, the Company's historical experience demonstrates that these costs are shared with other PRPs. Settlements and costs paid by the Company in Superfund matters to date have not been material. Future costs are also not expected to be material to the Company's financial position, results of operations or cash flows.

The Clean Air Act Amendments were enacted in 1990. Expenditures to comply with the Clean Air Act implementing regulations issued to date have not been material and have been primarily capital in nature. In addition, future expenditures for existing regulations, which are primarily capital in nature, are not expected to be material. Many of the regulations to be promulgated pursuant to this Act have not been issued.

Uncertainties associated with environmental remediation contingencies are pervasive and often result in wide ranges of outcomes. Estimates developed in the early stages of remediation can vary significantly. A finite estimate of cost does not normally become fixed and determinable at a specific time. Rather, the costs associated with environmental remediation become estimable over a continuum of events and activities that help to frame and define a liability, and the Company continually updates its cost estimates. The Company has an ongoing monitoring and identification process to assess how the activities, with respect to the known exposures, are progressing against the accrued cost estimates, as well as to identify other potential remediation sites that are presently unknown.

Estimates of the amount and timing of future costs of environmental remediation requirements are necessarily imprecise because of the continuing evolution of environmental laws and regulatory requirements, the availability and application of technology, the identification of presently unknown remediation sites and the allocation of costs among the potentially responsible parties. Based upon information presently available, such future costs are not expected to have a material effect on the Company's competitive or financial position. However, such costs could be material to results of operations in a particular future quarter or year.

NEW ACCOUNTING PRONOUNCEMENTS

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities," an Interpretation of Accounting Research Bulletin (ARB) No. 51, "Consolidated Financial Statements." FIN 46 addresses the consolidation by business enterprises of variable interest entities (VIEs) either: (1) that do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support, or (2) in which the equity investors lack an essential characteristic of a controlling financial interest. In December 2003, the FASB completed deliberations of proposed modifications to FIN 46 (Revised Interpretations) resulting in multiple effective dates based on the nature and creation date of the VIE. The Revised Interpretations must be applied to all VIEs no later than the end of the first interim or annual reporting period ending after March 15, 2004. However, prior to the required application of the Revised Interpretations, its provisions must be adopted by the end of the first interim or annual reporting period that ends after December 15, 2003 (for the year ended December 31, 2003 for the Company) for VIEs considered to be special purpose entities (SPEs). SPEs for this provision include any entity whose activities are primarily related to securitizations or other forms of asset-backed financings or single-lessee leasing arrangements. The Company's only material SPE as of December 31, 2003 was related to its equity investment in ESF. Refer to Note 7, "Investments," for the disclosures required under FIN 46 on ESF. The Company is currently evaluating the effect that the adoption of FIN 46 for non-SPE VIEs created prior to February 1, 2003 will have on its financial position, results of operations and cash flows. The Company did not have a material exposure to loss as of December 31, 2003 in relation to any VIEs which it had created or obtained an interest in after January 31, 2003.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 did not have any impact on the Company's financial position, results of operations or cash flows.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS No. 150 requires that certain financial instruments, which under previous guidance were recorded as equity, be recorded as liabilities. The financial instruments affected include mandatorily redeemable stock, certain financial instruments that require or may require the issuer to buy back some of its shares in exchange for cash or other assets, and certain obligations that can be settled with shares of stock. The Company adopted SFAS No. 150 on June 1, 2003. The adoption of this statement did not have any effect on the Company's financial position, results of operations or cash flows.

EITF Issue No. 03-05, "Applicability of AICPA Statement of Position (SOP) 97-2 to Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software," effective September 30, 2003, states that, only software and software-related elements are in the scope of SOP 97-2. The adoption of EITF No. 03-05 did not have a material impact on the Company's financial position, results of operations or cash flows.

In December 2003, the FASB issued a revision of SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." SFAS No. 132 requires that companies disclose more information about plan assets, benefit obligations, cash flows, benefit costs and other relevant information. Companies are required to disclose plan assets by category and a description of investment policies, strategies and target allocation percentages for these asset categories. Cash flows must include projections of future benefit payments, and an estimate of contributions to be made in the next year to fund pension and other postretirement benefit plans. In addition, companies are required to disclose various elements of pension and other postretirement benefit costs on a quarterly basis. Certain provisions of SFAS No. 132 were effective and were implemented as of and for the year ended December 31, 2003. Certain of the other provisions will be effective for quarterly and annual periods beginning after December 15, 2003. Refer to Note 17, "Retirement Plans," for these new disclosures.

In January 2004, the FASB issued FASB Staff Position (FSP) No. 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003." FSP No. 106-1 allows the sponsor of a postretirement health care plan that provides a prescription drug benefit to make a one-time election to defer accounting for the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act). The Act, which was signed into law in December 2003, introduces a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare. The guidance in this FSP is effective for interim or annual financial statements of fiscal years ending after December 7, 2003. In accordance with FSP No. 106-1, the Company has elected to defer accounting for the effects of the Act. Refer to Note 18, "Other Postretirement Benefits," for disclosures required by FSP No. 106-1.

RISK FACTORS

Set forth below and elsewhere in this report and in other documents that the Company files with the Securities and Exchange Commission are risks and uncertainties that could cause the actual future results of the Company to differ from those expressed or implied in the forward-looking statements contained in this document and other public statements the Company makes. Additionally, because of the following risks and uncertainties, as well as other variables affecting our operating results, the Company's past financial performance should not be considered an indicator of future performance and investors should not use historical trends to anticipate results or trends in future periods.

Kodak recently announced plans to emphasize digital technology to expand into a range of commercial businesses in order to create a more balanced and diversified business portfolio while accelerating the implementation of its existing digital product strategies in the consumer markets. Kodak expects to incur restructuring charges in relation to these initiatives. The expected benefits from these initiatives are subject to many estimates and assumptions, including assumptions regarding: (1) the amount and timing of cost savings and cash flow that Kodak can achieve from its traditional consumer film and paper businesses; (2) the speed at which consumer transition from traditional photography to digital photography occurs; (3) Kodak's ability to develop new digital businesses in its commercial, consumer and health markets; (4) Kodak's ability to identify and complete compatible strategic acquisitions consistent with its growth timeline; and (5) the costs and timing of activities undertaken in connection with these initiatives. In addition, these estimates and assumptions are subject to significant economic, competitive and other uncertainties that are beyond Kodak's control. If these assumptions are not realized, or if other unforeseen events occur, Kodak's results of operations could be adversely affected, as it may not be able to grow its business, and its ability to compete could be negatively affected.

Unanticipated delays in implementing certain product strategies (including digital products, category expansion, digitization, and OLED displays) could adversely affect Kodak's revenues. Kodak's ability to successfully transition its existing products and develop and deploy new products requires that Kodak make accurate predictions of the product development schedule as well as volumes, product mix, customer demand, sales channels and configuration. The process of developing new products and services is complex and often uncertain due to the frequent introduction of new products that offer improved performance and pricing. Kodak may anticipate demand and perceived market acceptance that differs from the product's realizable customer demand and revenue stream. Further, in the face of intense industry competition, any delay in the development, production or marketing of a new product could decrease any advantage Kodak may have to be the first or among the first to market. Kodak's failure to carry out a product rollout in the time frame anticipated and in the quantities appropriate to customer demand, or at all, could adversely affect future demand for Kodak's products and services and have an adverse effect on its business.

Kodak's ability to implement its intellectual property licensing strategies could also affect the Company's revenue and earnings. Kodak has invested millions of dollars in technologies and needs to protect its intellectual property. The establishment and enforcement of licensing agreements provides a revenue stream in the form of royalties that protects Kodak's ability to further innovate and help the marketplace grow. Kodak's failure to properly manage the development of its intellectual property could adversely affect the future of these patents and the market opportunities that could result from the use of this property. Kodak's failure to manage the costs associated with the pursuit of these licenses could adversely affect the profitability of these operations.

In the event Kodak were unable to develop and implement e-commerce strategies that are in alignment with the trend toward industry standards and services, the Company's business could be adversely affected. The availability of software and standards related to e-commerce strategies is of an emerging nature. Kodak's ability to successfully align with the industry standards and services and ensure timely solutions requires the Company to make accurate predictions of the future accepted standards and services.

Kodak's completion of planned information systems upgrades, including SAP, if delayed, could adversely affect its business. As Kodak continues to expand the planned information services, the Company must continue to balance the investment of the planned deployment with the need to upgrade the vendor software. Kodak's failure to successfully upgrade to the vendor-supported version could result in risks to system availability, which could adversely affect the business.

Kodak has recently completed various business acquisitions and intends to complete various other business acquisitions in the future, particularly in its Health Imaging and Commercial Imaging segments, in order to strengthen and diversify its portfolio of businesses. At the same time, Kodak needs to streamline and simplify its traditional businesses, including its photofinishing operations in the United States and EAMER. In the event that Kodak fails to effectively manage the portfolio of its more traditional businesses while simultaneously integrating these acquisitions, it could fail to obtain the expected synergies and favorable impact of these acquisitions. Such a failure could cause Kodak to lose market opportunities and experience a resulting adverse impact on its revenues and earnings.

In 2004, Kodak continues to focus on reduction of inventories and capital expenditures, improvement in receivable performance, and improvement in manufacturing productivity.

Unanticipated delays in the Company's plans to continue inventory reductions in 2004 could adversely impact Kodak's cash flow outlook. Planned inventory reductions could be compromised by slower sales that could result from continued weak global economic conditions. Purchasers' uncertainty about the extent of the global economic downturn could result in lower demand for products and services. In addition, the competitive environment and the transition to digital products and services could also place pressures on Kodak's sales and market share. In the event Kodak is unable to successfully manage these issues in a timely manner, they could adversely impact the planned inventory reductions.

If Kodak exceeds its 2004 capital spending plan, this factor could adversely impact the Company's cash flow outlook. Further, if Kodak deems it necessary to spend more on regulatory requirements or if unanticipated general maintenance obligations arise that require more capital spending than planned, the increased spending could have an adverse impact on Kodak's cash flow.

Unanticipated delays in the Company's plans to continue the improvement of its accounts receivable collection and to reduce the number of days sales outstanding could also adversely impact Kodak's cash outlook. A continued weak economy could slow customer payment patterns. In addition, competitive pressures in major segments may cause the financial condition of certain of Kodak's customers to deteriorate. These same pressures may adversely affect the Company's efforts to shorten customer payment terms. Kodak's ability to manage customer risk while maintaining a competitive market share may adversely affect continued accounts receivable improvement in 2004.

Delays in Kodak's plans to improve manufacturing productivity and control costs of operations could negatively impact the gross margins of the Company. Kodak's failure to successfully manage operational performance factors could delay or curtail planned improvements in manufacturing productivity. Accelerating digital substitution could result in lower volumes in the factory than planned, which would also negatively impact gross margins. If Kodak is unable to successfully negotiate raw material costs with its suppliers, or incurs adverse pricing on certain of its commodity-based raw materials, reduction in the gross margins could occur. Additionally, delays in the Company's execution of increasing manufacturing capabilities for certain of its products in some of its emerging markets, particularly China where it is more cost competitive, could adversely impact gross margins.

Kodak's planned improvement in supply chain efficiency, if delayed, could adversely affect its business by preventing shipments of certain products to be made in their desired quantities and in a timely manner. The planned efficiencies could be compromised if Kodak expands into new markets with new applications that are not fully understood or if the portfolio broadens beyond that anticipated when the plans were initiated. The unforeseen changes in manufacturing capacity could also compromise the supply chain efficiencies.

Competition remains intense in the imaging sector in the photography, commercial and health segments. On the photography side, price competition has been driven somewhat by consumers' conservative spending behaviors during times of a weak world economy, international tensions and the accompanying concern over war and terrorism. On the health and commercial side, aggressive pricing tactics intensified in the contract negotiations as competitors were vying for customers and market share domestically. If the pricing and programs are not sufficiently competitive with those offered by Kodak's current and future competitors, Kodak may lose market share, adversely affecting its revenue and gross margins.

The impact of continuing customer consolidation and buying power could have an adverse impact on Kodak's revenue, gross margins and earnings. In the competitive consumer retail environment, there is a movement from small individually owned retailers to larger and commonly known mass merchants. In the commercial environment, there is a continuing consolidation of various group purchasing organizations. The resellers and distributors may elect to use suppliers other than Kodak. Kodak's challenge is to successfully negotiate contracts that provide the most favorable conditions to the Company in the face of price and aggressive competitors.

Kodak conducts business in developing markets with economies that tend to be more volatile than those in the United States and Western Europe. The risk of doing business in developing markets like China, India, Brazil, Argentina, Mexico, Russia and other economically volatile areas could adversely affect Kodak's operations and earnings. Such risks include the financial instability among customers in these regions, political instability and potential conflicts among developing nations and other non-economic factors such as irregular trade flows that need to be managed successfully with the help of the local governments. Kodak's failure to successfully manage economic, political and other risks relating to doing business in developing countries and economically and politically volatile areas could adversely affect its business.

Kodak, as a result of its global operating and financing activities, is exposed to changes in currency exchange rates and interest rates, which may adversely affect its results of operations and financial position. Exchange rates and interest rates in certain markets in which the Company does business tend to be more volatile than those in the United States and Western Europe. For example, in early 2002, the United States dollar was eliminated as Argentina's monetary benchmark, resulting in significant currency devaluation. There can be no guarantees that the economic situation in developing markets or elsewhere will not worsen, which could result in future effects on earnings should such events occur.

CAUTIONARY STATEMENT PURSUANT TO SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Certain statements in this report may be forward-looking in nature, or "forward-looking statements" as defined in the United States Private Securities Litigation Reform Act of 1995. For example, references to the Company's revenue, cash flow expectations and future focused cost reductions for 2004 are forward-looking statements.

Actual results may differ from those expressed or implied in forward-looking statements. In addition, any forward-looking statements represent the Company's estimates only as of the date they are made, and should not be relied upon as representing the Company's estimates as of any subsequent date. While the Company may elect to update forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so, even if its estimates change. The forward-looking statements contained in this report are subject to a number of factors and uncertainties, including the successful: implementation of the recently announced digitally-oriented growth strategy, including the related implementation of future focused cost reductions; implementation of product strategies (including digital products, category expansion, digitization, and OLED displays); implementation of intellectual property licensing strategies; development and implementation of e-commerce strategies; completion of information systems upgrades, including SAP, our enterprise system software; completion of various portfolio actions; reduction of inventories and capital expenditures; improvement in receivables performance; improvement in manufacturing productivity and techniques; improvement in supply chain efficiency; and the development of the Company's business in emerging markets like China, India, Brazil, Mexico, and Russia. The forward-looking statements contained in this report are subject to the following additional factors and uncertainties: inherent unpredictability of currency fluctuations and raw material costs; competitive actions, including pricing; the nature and pace of technology evolution, including the analog-to-digital transition; continuing customer consolidation and buying power; general economic, business, geo-political and public health conditions; and other factors and uncertainties disclosed herein and from time to time in the Company's other filings with the Securities and Exchange Commission, including but not limited to the items discussed in "Risk Factors" as set forth in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 of this report.

Any forward-looking statements in this report should be evaluated in light of these important factors and uncertainties as well as the risk factors and other cautionary information contained herein.

MARKET PRICE DATA

	2003		2002	
Price per share:	High	Low	High	Low
1st Quarter	$ 41.08	$ 26.88	$ 34.30	$ 25.58
2nd Quarter	32.46	26.99	35.49	28.15
3rd Quarter	30.10	20.39	32.36	26.30
4th Quarter	25.83	20.43	38.48	25.60

SUMMARY OF OPERATING DATA

A summary of operating data for 2003 and for the four years prior is shown on page 79.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company, as a result of its global operating and financing activities, is exposed to changes in foreign currency exchange rates, commodity prices and interest rates, which may adversely affect its results of operations and financial position. In seeking to minimize the risks associated with such activities, the Company may enter into derivative contracts.

Foreign currency forward contracts are used to hedge existing foreign currency denominated assets and liabilities, especially those of the Company's International Treasury Center, as well as forecasted foreign currency denominated intercompany sales. Silver forward contracts are used to mitigate the Company's risk to fluctuating silver prices. The Company's exposure to changes in interest rates results from its investing and borrowing activities used to meet its liquidity needs. Long-term debt is generally used to finance long-term investments, while short-term debt is used to meet working capital requirements. The Company does not utilize financial instruments for trading or other speculative purposes.

Using a sensitivity analysis based on estimated fair value of open forward contracts using available forward rates, if the U.S. dollar had been 10% weaker at December 31, 2003 and 2002, the fair value of open forward contracts would have increased $23 million and $13 million, respectively. Such gains or losses would be substantially offset by losses or gains from the revaluation or settlement of the underlying positions hedged.

Using a sensitivity analysis based on estimated fair value of open forward contracts using available forward prices, if available forward silver prices had been 10% lower at December 31, 2003 and 2002, the fair value of open forward contracts would have decreased $1 million and $4 million, respectively. Such losses in fair value, if realized, would be offset by lower costs of manufacturing silver-containing products.

The Company is exposed to interest rate risk primarily through its borrowing activities and, to a lesser extent, through investments in marketable securities. The Company may utilize borrowings to fund its working capital and investment needs. The majority of short-term and long-term borrowings are in fixed-rate instruments. There is inherent roll-over risk for borrowings and marketable securities as they mature and are renewed at current market rates. The extent of this risk is not predictable because of the variability of future interest rates and business financing requirements.

Using a sensitivity analysis based on estimated fair value of short-term and long-term borrowings, if available market interest rates had been 10% (about 43 basis points) higher at December 31, 2003, the fair value of short-term and long-term borrowings would have decreased $2 million and $70 million, respectively. Using a sensitivity analysis based on estimated fair value of short-term and long-term borrowings, if available market interest rates had been 10% (about 37 basis points) higher at December 31, 2002, the fair value of short-term and long-term borrowings would have decreased $1 million and $15 million, respectively. The larger decrease in the fair value of long-term borrowings in 2003 as compared with 2002 was entirely due to the increase in the amount of long-term borrowings as a result of the October 2003 issuances of $500 million of 7.25% Senior Notes due 2013 and $575 million of 3.375% Convertible Senior Notes due 2033.

The Company's financial instrument counterparties are high-quality investment or commercial banks with significant experience with such instruments. The Company manages exposure to counterparty credit risk by requiring specific minimum credit standards and diversification of counterparties. The Company has procedures to monitor the credit exposure amounts. The maximum credit exposure at December 31, 2003 was not significant to the Company.

Report of Independent Auditors

To the Board of Directors and Shareholders of
Eastman Kodak Company

In our opinion, the accompanying consolidated financial statements appearing on pages 40 through 78 of this Annual Report present fairly, in all material respects, the financial position of Eastman Kodak Company (the Company) at December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," and No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," on January 1, 2002.

PricewaterhouseCoopers LLP

Rochester, New York
February 10, 2004 except for Note 25, as to which the date is March 8, 2004

Eastman Kodak Company

Consolidated Statement of Earnings

(in millions, except per share data)	2003	2002	2001
	For the Year Ended December 31,		
Net sales	$ 13,317	$ 12,835	$ 13,229
Cost of goods sold	9,033	8,225	8,661
Gross profit	4,284	4,610	4,568
Selling, general and administrative expenses	2,648	2,530	2,625
Research and development costs	781	762	779
Goodwill amortization	—	—	153
Restructuring costs and other	484	98	659
Earnings from continuing operations before interest, other charges, net, and income taxes	371	1,220	352
Interest expense	148	173	219
Other charges, net	51	101	18
Earnings from continuing operations before income taxes	172	946	115
(Benefit) provision for income taxes	(66)	153	34
Earnings from continuing operations	$ 238	$ 793	$ 81
Earnings (loss) from discontinued operations net of income tax benefits of $13, $15 and $2, respectively	$ 27	$ (23)	$ (5)
Net earnings	$ 265	$ 770	$ 76
Basic and diluted net earnings (loss) per share:			
Continuing operations	$ .83	$ 2.72	$ .28
Discontinued operations	.09	(.08)	(.02)
Total	$ .92	$ 2.64	$ .26
Cash dividends per share	$ 1.15	$ 1.80	$ 2.21

The accompanying notes are an integral part of these consolidated financial statements.

Eastman Kodak Company

Consolidated Statement of Financial Position

(in millions, except share and per share data)	At December 31, 2003	2002
Assets		
Current Assets		
Cash and cash equivalents	$ 1,250	$ 569
Receivables, net	2,389	2,234
Inventories, net	1,075	1,062
Deferred income taxes	610	512
Other current assets	131	157
Total current assets	5,455	4,534
Property, plant and equipment, net	5,094	5,420
Goodwill	1,384	981
Other long-term assets	2,885	2,559
Total Assets	$ 14,818	$ 13,494
Liabilities and Shareholders' Equity		
Current Liabilities		
Accounts payable and other current liabilities	$ 3,707	$ 3,351
Short-term borrowings	946	1,442
Accrued income taxes	654	709
Total current liabilities	5,307	5,502
Long-term debt, net of current portion	2,302	1,164
Postretirement liabilities	3,344	3,412
Other long-term liabilities	601	639
Total liabilities	11,554	10,717
Commitments and Contingencies (Note 11)		
Shareholders' Equity		
Common stock, $2.50 par value; 950,000,000 shares authorized; 391,292,760 shares issued in 2003 and 2002; 286,580,671 and 285,933,179 shares outstanding in 2003 and 2002	978	978
Additional paid in capital	850	849
Retained earnings	7,527	7,611
Accumulated other comprehensive loss	(231)	(771)
Unearned restricted stock	(8)	—
	9,116	8,667
Treasury stock, at cost 104,712,089 shares in 2003 and 105,359,581 shares in 2002	5,852	5,890
Total shareholders' equity	3,264	2,777
Total Liabilities and Shareholders' Equity	$ 14,818	$ 13,494

The accompanying notes are an integral part of these consolidated financial statements.

Eastman Kodak Company

Consolidated Statement of Shareholders' Equity

(in millions, except share and per share data)	Common Stock*	Additional Paid in Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Treasury Stock	Total
Shareholders' Equity December 31, 2000	$ 978	$ 871	$ 7,869	$ (482)	$(5,808)	$ 3,428
Net earnings	—	—	76	—	—	76
Other comprehensive income (loss):						
Unrealized losses on available-for-sale securities ($34 million pre-tax)	—	—	—	(21)	—	(21)
Reclassification adjustment for gains on available-for-sale securities included in net earnings ($13 million pre-tax)	—	—	—	8	—	8
Unrealized gain arising from hedging activity ($6 million pre-tax)	—	—	—	4	—	4
Reclassification adjustment for hedging related losses included in net earnings ($48 million pre-tax)	—	—	—	29	—	29
Currency translation adjustments	—	—	—	(98)	—	(98)
Minimum pension liability adjustment ($60 million pre-tax)	—	—	—	(37)	—	(37)
Other comprehensive loss	—	—	—	(115)	—	(115)
Comprehensive loss						(39)
Cash dividends declared ($2.21 per common share)	—	—	(514)	—	—	(514)
Treasury stock repurchased (947,670 shares)	—	—	—	—	(41)	(41)
Treasury stock issued under employee plans (1,393,105 shares)	—	(25)	—	—	82	57
Tax reductions—employee plans	—	3	—	—	—	3
Shareholders' Equity December 31, 2001	978	849	7,431	(597)	(5,767)	2,894
Net earnings	—	—	770	—	—	770
Other comprehensive income (loss):						
Unrealized gains on available-for-sale securities ($11 million pre-tax)	—	—	—	6	—	6
Unrealized loss arising from hedging activity ($27 million pre-tax)	—	—	—	(19)	—	(19)
Reclassification adjustment for hedging related losses included in net earnings ($24 million pre-tax)	—	—	—	15	—	15
Currency translation adjustments	—	—	—	218	—	218
Minimum pension liability adjustment ($577 million pre-tax)	—	—	—	(394)	—	(394)
Other comprehensive loss	—	—	—	(174)	—	(174)
Comprehensive income						596
Cash dividends declared ($1.80 per common share)	—	—	(525)	—	—	(525)
Treasury stock repurchased (7,354,316 shares)	—	—	—	—	(260)	(260)
Treasury stock issued under employee plans (2,357,794 shares)	—	(1)	(65)	—	137	71
Tax reductions—employee plans	—	1	—	—	—	1
Shareholders' Equity December 31, 2002	$ 978	$ 849	$ 7,611	$ (771)	$(5,890)	$ 2,777

Eastman Kodak Company

Consolidated Statement of Shareholders' Equity

(continued)

(in millions, except share and per share data)	Common Stock*	Additional Paid in Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Unearned Restricted Stock	Treasury Stock	Total
Shareholders' Equity December 31, 2002	$ 978	$ 849	$ 7,611	$ (771)	$ —	$ (5,890)	$ 2,777
Net earnings	—	—	265	—	—	—	265
Other comprehensive income (loss):							
Unrealized gains on available-for-sale securities ($18 million pre-tax)	—	—	—	11	—	—	11
Unrealized loss arising from hedging activity ($42 million pre-tax)	—	—	—	(25)	—	—	(25)
Reclassification adjustment for hedging related losses included in net earnings ($29 million pre-tax)	—	—	—	19	—	—	19
Currency translation adjustments	—	—	—	413	—	—	413
Minimum pension liability adjustment ($167 million pre-tax)	—	—	—	122	—	—	122
Other comprehensive income	—	—	—	540	—	—	540
Comprehensive income							805
Cash dividends declared ($1.15 per common share)	—	—	(330)	—	—	—	(330)
Treasury stock issued for stock option exercises (337,940 shares)	—	—	(10)	—	—	21	11
Unearned restricted stock issuances (309,552 shares)	—	—	(9)	—	(8)	17	—
Tax reductions—employee plans	—	1	—	—	—	—	1
Shareholders' Equity December 31, 2003	$ 978	$ 850	$ 7,527	$ (231)	$ (8)	$ (5,852)	$ 3,264

* There are 100 million shares of $10 par value preferred stock authorized, none of which have been issued.

The accompanying notes are an integral part of these consolidated financial statements.

Eastman Kodak Company

Consolidated Statement of Cash Flows

(in millions)	For the Year Ended December 31, 2003	2002	2001
Cash flows from operating activities:			
Net earnings	$ 265	$ 770	$ 76
Adjustments to reconcile to net cash provided by operating activities:			
(Earnings) loss from discontinued operations	(27)	23	5
Equity in losses from unconsolidated affiliates	52	105	84
Depreciation and goodwill amortization	830	818	917
Gain on sales of businesses/assets	(11)	(24)	—
Purchased research and development	32	—	—
Restructuring costs, asset impairments and other charges	156	85	415
Benefit for deferred income taxes	(14)	(224)	(41)
(Increase) decrease in receivables	(9)	263	254
Decrease in inventories	128	88	465
Increase (decrease) in liabilities excluding borrowings	94	29	(111)
Other items, net	130	285	149
Total adjustments	1,361	1,448	2,137
Net cash provided by continuing operations	1,626	2,218	2,213
Net cash provided by (used in) discontinued operations	19	(14)	(7)
Net cash provided by operating activities	1,645	2,204	2,206
Cash flows from investing activities:			
Additions to properties	(506)	(577)	(743)
Net proceeds from sales of businesses/assets	26	27	—
Acquisitions, net of cash acquired	(697)	(72)	(306)
Investments in unconsolidated affiliates	(89)	(123)	(141)
Marketable securities—sales	86	88	54
Marketable securities—purchases	(87)	(101)	(52)
Net cash used in investing activities	(1,267)	(758)	(1,188)
Cash flows from financing activities:			
Net decrease in borrowings with maturities of 90 days or less	(574)	(210)	(695)
Proceeds from other borrowings	1,693	759	1,907
Repayment of other borrowings	(531)	(1,146)	(1,355)
Dividends to shareholders	(330)	(525)	(643)
Exercise of employee stock options	12	51	22
Stock repurchase programs	—	(260)	(44)
Net cash provided by (used in) financing activities	270	(1,331)	(808)
Effect of exchange rate changes on cash	33	6	(8)
Net increase in cash and cash equivalents	681	121	202
Cash and cash equivalents, beginning of year	569	448	246
Cash and cash equivalents, end of year	$ 1,250	$ 569	$ 448
Supplemental Cash Flow Information			
Cash paid for interest and income taxes was:			
Interest, net of portion capitalized of $2, $3 and $12	$ 137	$ 173	$ 214
Income taxes	66	201	120
The following non-cash transactions are not reflected in the Consolidated Statement of Cash Flows:			
Minimum pension liability adjustment	$ 122	$ 394	$ 37
Liabilities assumed in acquisitions	109	30	142
Issuance of restricted stock, net of forfeitures	13	1	5
Issuance of stock related to an acquisition	—	25	—

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Financial Statements

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

Company Operations Eastman Kodak Company (the Company or Kodak) is engaged primarily in developing, manufacturing, and marketing traditional and digital imaging products, services and solutions to consumers, the entertainment industry, professionals, healthcare providers and other customers. The Company's products are manufactured in a number of countries in North and South America, Europe, Australia and Asia. The Company's products are marketed and sold in many countries throughout the world.

Basis of Consolidation The consolidated financial statements include the accounts of Kodak and its majority owned subsidiary companies. Intercompany transactions are eliminated and net earnings are reduced by the portion of the net earnings of subsidiaries applicable to minority interests. The equity method of accounting is used for joint ventures and investments in associated companies over which Kodak has significant influence, but does not have effective control. Significant influence is generally deemed to exist when the Company has an ownership interest in the voting stock of the investee of between 20% and 50%, although other factors, such as representation on the investee's Board of Directors, voting rights and the impact of commercial arrangements, are considered in determining whether the equity method of accounting is appropriate. The cost method of accounting is used for investments in which Kodak has less than a 20% ownership interest, and the Company does not have the ability to exercise significant influence. These investments are carried at cost and are adjusted only for other-than-temporary declines in fair value. The carrying value of these investments is reported in other long-term assets in the accompanying Consolidated Statement of Financial Position. The Company's equity in the net income and losses of these investments is reported in other charges, net, in the accompanying Consolidated Statement of Earnings. See Note 7, "Investments," and Note 14, "Other Charges, Net."

Use of Estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at year end, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency For most subsidiaries and branches outside the U.S., the local currency is the functional currency. In accordance with the Statement of Financial Accounting Standards (SFAS) No. 52, "Foreign Currency Translation," the financial statements of these subsidiaries and branches are translated into U.S. dollars as follows: assets and liabilities at year-end exchange rates; income, expenses and cash flows at average exchange rates; and shareholders' equity at historical exchange rates. For those subsidiaries for which the local currency is the functional currency, the resulting translation adjustment is recorded as a component of accumulated other comprehensive income in the accompanying Consolidated Statement of Financial Position. Translation adjustments are not tax-effected since they relate to investments, which are permanent in nature.

For certain other subsidiaries and branches, operations are conducted primarily in U.S. dollars, which is therefore the functional currency. Monetary assets and liabilities, and the related revenue, expense, gain and loss accounts, of these foreign subsidiaries and branches are remeasured at year-end exchange rates. Non-monetary assets and liabilities, and the related revenue, expense, gain and loss accounts, are remeasured at historical rates. Adjustments which result from the remeasurement of the assets and liabilities of these subsidiaries are included in net income.

Foreign exchange gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved are included in net income. The effects of foreign currency transactions, including related hedging activities, were losses of $11 million, $19 million, and $9 million in the years 2003, 2002, and 2001, respectively, and are included in other charges, net, in the accompanying Consolidated Statement of Earnings. Refer to the "Derivative Financial Instruments" section of Note 1, "Significant Accounting Policies," for a description of how hedging activities are reflected in the Company's Consolidated Statement of Earnings.

Concentration of Credit Risk Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, receivables, foreign currency forward contracts, commodity forward contracts and interest rate swap arrangements. The Company places its cash and cash equivalents with high-quality financial institutions and limits the amount of credit exposure to any one institution. With respect to receivables, such receivables arise from sales to numerous customers in a variety of industries, markets and geographies around the world. Receivables arising from these sales are generally not collateralized. The Company performs ongoing credit evaluations of its customers' financial conditions and no single customer accounts for greater than 10% of the sales of the Company. The Company maintains reserves for potential credit losses and such losses, in the aggregate, have not exceeded management's expectations. With respect to the foreign currency forward contracts, commodity forward contracts and interest rate swap arrangements, the counterparties to these contracts are major financial institutions. The Company has never experienced non-performance by any of its counterparties.

Additionally, the Company guarantees debt and other obligations with certain unconsolidated affiliates and customers, which could potentially subject the Company to significant concentrations of credit risk. However, with the exception of the Company's total debt guarantees for which there is a concentration with one of Kodak's unconsolidated affiliate companies, these guarantees relate to numerous customers in a variety of industries, markets and geographies around the world. The Company does not believe that material payments will be required under any of its guarantee arrangements. See Note 12, "Guarantees."

Cash Equivalents All highly liquid investments with a remaining maturity of three months or less at date of purchase are considered to be cash equivalents.

Marketable Securities and Noncurrent Investments The Company classifies its investment securities as either held-to-maturity, available-for-sale or trading. The Company's debt and equity investment securities are classified as held-to-maturity and available-for-sale, respectively. Held-to-maturity investments are carried at amortized cost and available-for-sale securities are carried at fair value, with the unrealized gains and losses reported in shareholders' equity under the caption accumulated other comprehensive income (loss). The Company records losses that are other than temporary to earnings.

At December 31, 2003 and 2002, the Company had short-term investments classified as held-to-maturity of $11 million and $9 million, respectively. These investments were included in other current assets in the accompanying Consolidated Statement of Financial Position. In addition, at December 31, 2003 and 2002, the Company had available-for-sale equity securities of $31 million and $24 million, respectively, included in other long-term assets in the accompanying Consolidated Statement of Financial Position.

Inventories Inventories are stated at the lower of cost or market. The cost of most inventories in the U.S. is determined by the "last-in, first-out" (LIFO) method. The cost of all of the Company's remaining inventories in and outside the U.S. is determined by the "first-in, first-out" (FIFO) or average cost method, which approximates current cost. The Company provides inventory reserves for excess, obsolete or slow-moving inventory based on changes in customer demand, technology developments or other economic factors.

Properties Properties are recorded at cost, net of accumulated depreciation. The Company principally calculates depreciation expense using the straight-line method over the assets' estimated useful lives, which are as follows:

	Years
Buildings and building improvements	10-40
Machinery and equipment	3-20

Maintenance and repairs are charged to expense as incurred. Upon sale or other disposition, the applicable amounts of asset cost and accumulated depreciation are removed from the accounts and the net amount, less proceeds from disposal, is charged or credited to income.

Goodwill Goodwill represents the excess of purchase price over the fair value of net assets acquired. Effective January 1, 2002, the Company adopted the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets." In accordance with SFAS No. 142, goodwill is no longer amortized, but is required to be assessed for impairment at least annually. Under the transitional guidance of SFAS No. 142, the Company was required to perform two steps, step one to test for a potential impairment of goodwill and, if potential losses were identified, step two to measure the impairment loss. The Company completed step one in its first quarter ended March 31, 2002, and determined that there were no such impairments. Accordingly, the performance of step two was not required.

The Company has elected to make September 30 the annual impairment assessment date for all of its reporting units, and will perform additional impairment tests when events or changes in circumstances occur that would more likely than not reduce the fair value of the reporting unit below its carrying amount. SFAS No. 142 defines a reporting unit as an operating segment or one level below an operating segment. If the Company believes the carrying amount of a reporting unit exceeds its fair value, the Company would record an impairment loss in earnings to the extent the carrying amount of the reporting unit's goodwill exceeded the fair value of such goodwill. The Company estimates the fair value of its reporting units through internal analysis and external valuations, which utilize income and market approaches through the application of capitalized earnings, discounted cash flow and market comparable methods.

For the year ended December 31, 2001, goodwill amortization was charged to earnings on a straight-line basis over the period estimated to be benefited, generally ten years. Earnings and earnings per share from continuing operations for the year ended December 31, 2001, as adjusted for the exclusion of goodwill amortization expense, were as follows (in millions, except per share amounts):

	Year Ended December 31, 2001		Impact of Exclusion of Goodwill
	As Reported	As Adjusted	Amort. Exp.
Earnings from continuing operations before income taxes (as originally reported)	$ 115	$ 115	$ —
Adjustment for the exclusion of goodwill amortization	—	153	153
Earnings from continuing operations before income taxes	115	268	153
Provision for income taxes	34	58	24
Earnings from continuing operations	$ 81	$ 210	$ 129
Basic and diluted earnings per share from continuing operations	$ .28	$ .72	$ .44

See Note 5, "Goodwill and Other Intangible Assets."

Revenue The Company's revenue transactions include sales of the following: products; equipment; software; services; equipment bundled with products and/or services; and integrated solutions. The Company recognizes revenue when realized or realizable and earned, which is when the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred; the sales price is fixed and determinable; and collectibility is reasonably assured. At the time revenue is recognized, the Company provides for the estimated costs of warranties and reduces revenue for estimated returns.

For product sales, the recognition criteria are generally met when title and risk of loss have transferred from the Company to the buyer, which may be upon shipment or upon delivery to the customer site, based on contract terms or legal requirements in foreign jurisdictions. Service revenues are recognized as such services are rendered.

For equipment sales, the recognition criteria are generally met when the equipment is delivered and installed at the customer site. Revenue is recognized for equipment upon delivery as opposed to upon installation when there is objective and reliable evidence of fair value for the installation, and the amount of revenue allocable to the equipment is not legally contingent upon the completion of the installation. In instances in which the agreement with the customer contains a customer acceptance clause, revenue is deferred until customer acceptance is obtained, provided the customer acceptance clause is considered to be substantive. For certain agreements, the Company does not consider these customer acceptance clauses to be substantive because the Company can and does replicate the customer acceptance test environment and performs the agreed upon product testing prior to shipment. In these instances, revenue is recognized upon installation of the equipment.

Revenue for the sale of software licenses is recognized when: (1) the Company enters into a legally binding arrangement with a customer for the license of software; (2) the Company delivers the software; (3) customer payment is deemed fixed or determinable and free of contingencies or significant uncertainties; and (4) collection from the customer is probable. If the Company determines that collection of a fee is not reasonably assured, the fee is deferred and revenue is recognized at the time collection becomes reasonably assured, which is generally upon receipt of payment. Software maintenance and support revenue is recognized ratably over the term of the related maintenance period.

The Company's transactions may involve the sale of equipment, software, and related services under multiple element arrangements. The Company allocates revenue to the various elements based on verifiable objective evidence of fair value (if software is not included or is incidental to the transaction) or Kodak-specific objective evidence of fair value if software is included and is other than incidental to the sales transaction as a whole. Revenue allocated to an individual element is recognized when all other revenue recognition criteria are met for that element.

Revenue from the sale of integrated solutions, which includes transactions that require significant production, modification or customization of software, is recognized in accordance with contract accounting. Under contract accounting, revenue is recognized by utilizing either the percentage-of-completion or completed-contract method. The Company currently utilizes the completed-contract method for all solution sales as sufficient history does not currently exist to allow the Company to accurately estimate total costs to complete these transactions. Revenue from other long-term contracts, primarily government contracts, is generally recognized using the percentage-of-completion method.

At the time revenue is recognized, the Company also records reductions to revenue for customer incentive programs in accordance with the provisions of Emerging Issues Task Force (EITF) Issue No. 01-09, "Accounting for Consideration Given from a Vendor to a Customer (Including a Reseller of the Vendor's Products)." Such incentive programs include cash and volume discounts, price protection, promotional, cooperative and other advertising allowances and coupons. For those incentives that require the estimation of sales volumes or redemption rates, such as for volume rebates or coupons, the Company uses historical experience and internal and customer data to estimate the sales incentive at the time revenue is recognized.

In instances where the Company provides slotting fees or similar arrangements, this incentive is recognized as a reduction in revenue when payment is made to the customer (or at the time the Company has incurred the obligation, if earlier) unless the Company receives an identifiable benefit, in which case the incentive is recorded as an asset and is amortized as a reduction of revenue over the term of the arrangement. Arrangements in which the Company receives an identifiable benefit include arrangements that have enforceable exclusivity provisions and those that provide a clawback provision entitling the Company to a pro rata reimbursement if the customer does not fulfill its obligations under the contract.

The Company may offer customer financing to assist customers in their acquisition of Kodak's products, primarily in the area of on-site photofinishing equipment. At the time a financing transaction is consummated, which qualifies as a sales-type lease, the Company records equipment revenue equal to the total lease receivable net of unearned income. Unearned income is recognized as finance income using the effective interest method over the term of the lease. Leases not qualifying as sales-type leases are accounted for as operating leases. The Company recognizes revenue from operating leases on an accrual basis as the rental payments become due.

The Company's sales of tangible products are the only class of revenues that exceeds 10% of total consolidated net sales. All other sales classes are individually less than 10%, and therefore, have been combined with the sales of tangible products on the same line in accordance with Regulation S-X.

Research and Development Costs Research and development (R&D) costs, which include costs in connection with new product development, fundamental and exploratory research, process improvement, product use technology and product accreditation, are charged to operations in the period in which they are incurred. In connection with a business combination, the purchase price allocated to research and development projects that have not yet reached technological feasibility and for which no alternative future use exists is charged to operations in the period of acquisition.

Advertising Advertising costs are expensed as incurred and included in selling, general and administrative expenses in the accompanying Consolidated Statement of Earnings. Advertising expenses amounted to $598 million, $632 million and $634 million in 2003, 2002 and 2001, respectively.

Shipping and Handling Costs Amounts charged to customers and costs incurred by the Company related to shipping and handling are included in net sales and cost of goods sold, respectively, in accordance with EITF Issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs."

Impairment of Long-Lived Assets Effective January 1, 2002, the Company adopted the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Under the guidance of SFAS No. 144, the Company's current policy is substantially unchanged from its previous policy. The Company reviews the carrying value of its long-lived assets, other than goodwill and purchased intangible assets with indefinite useful lives, for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The Company assesses the recoverability of the carrying value of long-lived assets by first grouping its long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities (the asset group) and, secondly, by estimating the undiscounted future cash flows that are directly associated with and that are expected to arise from the use of and eventual disposition of such asset group. The Company estimates the undiscounted cash flows over the remaining useful life of the primary asset within the asset group. If the carrying value of the asset group exceeds the estimated undiscounted cash flows, the Company records an impairment charge to the extent the carrying value of the long-lived asset exceeds its fair value. The Company determines fair value through quoted market prices in active markets or, if quoted market prices are unavailable, through the performance of internal analyses of discounted cash flows or external appraisals.

In connection with its assessment of recoverability of its long-lived assets and its ongoing strategic review of the business and its operations, the Company continually reviews the remaining useful lives of its long-lived assets. If this review indicates that the remaining useful life of the long-lived asset has been reduced, the Company adjusts the depreciation on that asset to facilitate full cost recovery over its revised estimated remaining useful life.

Derivative Financial Instruments The Company accounts for derivative financial instruments in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." All derivative instruments are recognized as either assets or liabilities and are measured at fair value. Certain derivatives are designated and accounted for as hedges. The Company does not use derivatives for trading or other speculative purposes.

The Company has cash flow hedges to manage foreign currency exchange risk, commodity price risk and interest rate risk related to forecasted transactions. The Company also uses foreign currency forward contracts to offset currency-related changes in foreign currency denominated assets and liabilities. These foreign currency forward contracts are not designated as accounting hedges and all changes in fair value are recognized in earnings in the period of change.

The fair value of foreign currency forward contracts designated as hedges of forecasted foreign currency denominated intercompany sales is reported in other current assets and/or current liabilities, and is recorded in other comprehensive income. When the related inventory is sold to third parties, the hedge gains or losses as of the date of the intercompany sale are transferred from other comprehensive income to cost of goods sold.

The fair value of silver forward contracts designated as hedges of forecasted worldwide silver purchases is reported in other current assets and/or current liabilities, and is recorded in other comprehensive income. When the silver-containing products are sold to third parties, the hedge gains or losses as of the date of the purchase of raw silver are transferred from other comprehensive income to cost of goods sold.

The fair value of the interest rate swap designated as a hedge of forecasted floating-rate interest payments is reported in current liabilities, and is recorded in other comprehensive income. As interest expense is accrued, an amount equal to the difference between the fixed and floating-rate interest payments is transferred from other comprehensive income to interest expense.

Environmental Expenditures Environmental expenditures that relate to current operations are expensed or capitalized, as appropriate. Expenditures that relate to an existing condition caused by past operations and that do not provide future benefits are expensed as incurred. Costs that are capital in nature and that provide future benefits are capitalized. Liabilities are recorded when environmental assessments are made or the requirement for remedial efforts is probable, and the costs can be reasonably estimated. The timing of accruing for these remediation liabilities is generally no later than the completion of feasibility studies.

The Company has an ongoing monitoring and identification process to assess how the activities, with respect to the known exposures, are progressing against the accrued cost estimates, as well as to identify other potential remediation sites that are presently unknown.

Income Taxes The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." The asset and liability approach underlying SFAS No. 109 requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and tax basis of the Company's assets and liabilities. Management provides valuation allowances against the net deferred tax asset for amounts that are not considered more likely than not to be realized.

Earnings Per Share Basic earnings-per-share computations are based on the weighted-average number of shares of common stock outstanding during the year. Diluted earnings-per-share calculations reflect the assumed exercise and conversion of employee stock options that have an exercise price that is below the average market price of the common shares for the respective periods.

The reconciliation between the denominator of the basic and diluted earnings-per-share computations is as follows:

	For the Year Ended December 31,		
(in millions)	2003	2002	2001
Number of common shares used in basic earnings per share	286.5	291.5	290.6
Incremental shares from assumed conversion of options	0.1	0.2	0.4
Number of common shares used in diluted earnings per share	286.6	291.7	291.0

Options to purchase 35.9 million, 26.8 million and 43.7 million shares of common stock at weighted-average per share prices of $51.63, $58.83 and $61.30 for the years ended December 31, 2003, 2002 and 2001, respectively, were outstanding during the years presented but were not included in the computation of diluted earnings per share because the effect would be anti-dilutive, meaning that the options' exercise price was greater than the average market price of the common shares for the respective periods. Diluted earnings per share for the year ended December 31, 2003 also excludes 18.5 million shares related to the Company's Convertible Senior Notes, which were issued in October 2003 and are due 2033 because the contingencies surrounding the conversion features have not yet lapsed, and because the effect of issuing such shares would be anti-dilutive as of December 31, 2003.

Stock-Based Compensation The Company accounts for its employee stock incentive plans under Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and the related interpretations under Financial Accounting Standards Board (FASB) Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation." Accordingly, no stock-based employee compensation cost is reflected in net earnings for the years ended December 31, 2003, 2002 and 2001, as all options granted had an exercise price equal to the market value of the underlying common stock on the date of grant.

The Company has determined the pro forma net earnings (loss) and net earnings (loss) per share information as if the fair value method of SFAS No. 123, "Accounting for Stock-Based Compensation," had been applied to its stock-based employee compensation. The pro forma information is as follows:

	Year Ended December 31,		
(in millions, except per share data)	2003	2002	2001
Net earnings, as reported	$ 265	$ 770	$ 76
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(16)	(105)	(79)
Pro forma net earnings (loss)	$ 249	$ 665	$ (3)
Earnings (loss) per share:			
Basic and diluted—as reported	$ .92	$ 2.64	$ .26
Basic and diluted—pro forma	$ .87	$ 2.28	$ (.01)

The total stock-based employee compensation amount, net of related tax effects, for the year ended December 31, 2002 of $105 million includes a net of tax expense impact of $50 million representing the grant of approximately 16 million new options awarded on August 26, 2002 in relation to the voluntary stock option exchange program. These options were essentially fully vested at the date of grant.

Additionally, the 2002 total stock-based employee compensation expense amount of $105 million, net of taxes, includes a net of tax expense impact of $34 million representing the unamortized compensation cost of the options that were cancelled in connection with the 2002 voluntary stock option exchange program. See Note 20, "Stock Option and Compensation Plans."

The Black-Scholes option pricing model was used with the following weighted-average assumptions for options issued in each year:

	2000 Plan	Exchange Program
	2003	2003
Risk-free interest rates	3.6%	N/A
Expected option lives	7 years	N/A
Expected volatilities	35%	N/A
Expected dividend yields	3.89%	N/A
	2002	2002
Risk-free interest rates	3.8%	2.9%
Expected option lives	7 years	4 years
Expected volatilities	34%	37%
Expected dividend yields	5.76%	5.76%
	2001	2001
Risk-free interest rates	4.2%	N/A
Expected option lives	6 years	N/A
Expected volatilities	34%	N/A
Expected dividend yields	4.43%	N/A

The weighted-average fair value of options granted in 2003 was $7.70. The weighted-average fair value of options granted in 2002 was $8.22 for the 2000 Plan and $5.99 for the voluntary stock option exchange program. The weighted-average fair value of options granted in 2001 was $8.37.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to compensation expense over the options' vesting period (1-3 years).

On February 18, 2004, the Company announced that it will begin expensing stock options starting January 1, 2005 using the fair value recognition provisions of SFAS No. 123. The FASB is expected to issue an exposure draft during 2004 relating to a new accounting standard that will require the expensing of stock options. This new accounting standard may become effective on January 1, 2005, in which case the Company will follow the stock option expensing rules of the new standard.

Comprehensive Income SFAS No. 130, "Reporting Comprehensive Income," establishes standards for the reporting and display of comprehensive income and its components in financial statements. SFAS No. 130 requires that all items required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement with the same prominence as other financial statements. Comprehensive income consists of net earnings, the net unrealized gains or losses on available-for-sale marketable securities, foreign currency translation adjustments, minimum pension liability adjustments, and unrealized gains and losses on financial instruments qualifying for hedge accounting, and is presented in the accompanying Consolidated Statement of Shareholders' Equity in accordance with SFAS No. 130.

Segment Reporting The Company reports net sales, operating income, net income, and certain expense, asset and geographical information about its reportable segments. Reportable segments are components of the Company for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. For 2003, the Company has three reportable segments (Photography, Health Imaging and Commercial Imaging) and All Other. On August 21, 2003, the Company announced an organizational realignment, effective January 1, 2004, that will change the current reportable segment structure. See Note 23, "Segment Information," for a discussion of this change.

Recently Issued Accounting Standards In January 2003, the FASB issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities," an Interpretation of Accounting Research Bulletin (ARB) No. 51, "Consolidated Financial Statements." FIN 46 addresses the consolidation by business enterprises of variable interest entities (VIEs) either: (1) that do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support, or (2) in which the equity investors lack an essential characteristic of a controlling financial interest. In December 2003, the FASB completed deliberations of proposed modifications to FIN 46 (Revised Interpretations) resulting in multiple effective dates based on the nature and creation date of the VIE. The Revised Interpretations must be applied to all VIEs no later than the end of the first interim or annual reporting period ending after March 15, 2004. However, prior to the required application of the Revised Interpretations, its provisions must be adopted by the end of the first interim or annual reporting period that ends after December 15, 2003 (for the year ended December 31, 2003 for the Company) for VIEs considered to be special purpose entities (SPEs). SPEs for this provision include any entity whose activities are primarily related to securitizations or other forms of asset-backed financings or single-lessee leasing arrangements. The Company's only material SPE as of December 31, 2003 was related to its equity investment in ESF. Refer to Note 7, "Investments," for the disclosures required under FIN 46 on ESF. The Company is currently evaluating the effect that the adoption of FIN 46 for non-SPE VIEs created prior to February 1, 2003 will have on its financial position, results of operations and cash flows. The Company did not have a material exposure to loss as of December 31, 2003 in relation to any VIEs which it had created or obtained an interest in after January 31, 2003.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 did not have any impact on the Company's financial position, results of operations or cash flows.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS No. 150 requires that certain financial instruments, which under previous guidance were recorded as equity, be recorded as liabilities. The financial instruments affected include mandatorily redeemable stock, certain financial instruments that require or may require the issuer to buy back some of its shares in exchange for cash or other assets, and certain obligations that can be settled with shares of stock. The Company adopted SFAS No. 150 on June 1, 2003. The adoption of this statement did not have any effect on the Company's financial position, results of operations or cash flows.

EITF Issue No. 03-05, "Applicability of AICPA Statement of Position (SOP) 97-2 to Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software," effective September 30, 2003, states that, only software and software-related elements are in the scope of SOP 97-2. The adoption of EITF No. 03-05 did not have a material impact on the Company's financial position, results of operations or cash flows.

In December 2003, the FASB issued a revision of SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." SFAS No. 132 requires that companies disclose more information about plan assets, benefit obligations, cash flows, benefit costs and other relevant information. Companies are required to disclose plan assets by category and a description of investment policies, strategies and target allocation percentages for these asset categories. Cash flows must include projections of future benefit payments, and an estimate of contributions to be made in the next year to fund pension and other postretirement benefit plans. In addition, companies are required to disclose various elements of pension and other postretirement benefit costs on a quarterly basis. Certain provisions of SFAS No. 132 were effective and were implemented as of and for the year ended December 31, 2003. Certain of the other provisions will be effective for quarterly and annual periods beginning after December 15, 2003. Refer to Note 17, "Retirement Plans," for these new disclosures.

In January 2004, the FASB issued FASB Staff Position (FSP) No. 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003." FSP No. 106-1 allows the sponsor of a postretirement health care plan that provides a prescription drug benefit to make a one-time election to defer accounting for the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act). The Act, which was signed into law in December 2003, introduces a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare. The guidance in this FSP is effective for interim or annual financial statements of fiscal years ending after December 7, 2003. In accordance with FSP No. 106-1, the Company has elected to defer accounting for the effects of the Act. Refer to Note 18, "Other Postretirement Benefits," for disclosures required by FSP No. 106-1.

Reclassifications Certain reclassifications have been made to the prior periods to conform to the 2003 presentation.

NOTE 2: RECEIVABLES, NET

(in millions)	2003	2002
Trade receivables	$ 2,028	$ 1,896
Miscellaneous receivables	361	338
Total (net of allowances of $112 and $137)	$ 2,389	$ 2,234

Of the total trade receivable amounts of $2,028 million and $1,896 million as of December 31, 2003 and 2002, respectively, approximately $528 million and $371 million, respectively, are expected to be settled through customer deductions in lieu of cash payments. Such deductions represent rebates owed to the customer and are included in accounts payable and other current liabilities in the accompanying Consolidated Statement of Financial Position at each respective balance sheet date.

NOTE 3: INVENTORIES, NET

(in millions)	2003	2002
At FIFO or average cost (approximates current cost)		
Finished goods	$ 818	$ 831
Work in process	302	322
Raw materials	317	301
	1,437	1,454
LIFO reserve	(362)	(392)
Total	$ 1,075	$ 1,062

Inventories valued on the LIFO method are approximately 41% and 47% of total inventories in 2003 and 2002, respectively. During 2003 and 2002, inventory usage resulted in liquidations of LIFO inventory quantities. In the aggregate, these inventories were carried at the lower costs prevailing in prior years as compared with the cost of current purchases. The effect of these LIFO liquidations was to reduce cost of goods sold by $53 million and $31 million in 2003 and 2002, respectively.

The Company reduces the carrying value of inventories to a lower of cost or market basis for those items that are potentially excess, obsolete or slow-moving based on management's analysis of inventory levels and future sales forecasts. The Company also reduces the carrying value of inventories whose net book value is in excess of market. Aggregate reductions in the carrying value with respect to inventories that were still on hand at December 31, 2003 and 2002, and that were deemed to be excess, obsolete, slow-moving or that had a carrying value in excess of market, were $75 million and $65 million, respectively.

NOTE 4: PROPERTY, PLANT AND EQUIPMENT, NET

(in millions)	2003	2002
Land	$ 116	$ 123
Buildings and building improvements	2,680	2,658
Machinery and equipment	10,211	10,182
Construction in progress	270	325
	13,277	13,288
Accumulated depreciation	(8,183)	(7,868)
Net properties	$5,094	$5,420

Depreciation expense was $830 million, $818 million and $765 million for the years 2003, 2002 and 2001, respectively, of which approximately $70 million, $19 million and $52 million, respectively, represented accelerated depreciation in connection with restructuring actions.

NOTE 5: GOODWILL AND OTHER INTANGIBLE ASSETS

Effective January 1, 2002, the Company adopted the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets," under which goodwill is no longer amortized, but is required to be assessed for impairment at least annually. Goodwill was $1,384 million and $981 million at December 31, 2003 and 2002, respectively. The changes in the carrying amount of goodwill by reportable segment for 2003 and 2002 were as follows:

(in millions)	Photo-graphy	Health Imaging	Commercial Imaging	Consolidated Total
Balance at December 31, 2001	$ 669	$ 169	$ 110	$ 948
Goodwill related to acquisitions	19	1	6	26
Goodwill written off related to disposals	—	—	(17)	(17)
Finalization of purchase accounting	(1)	4	3	6
Currency translation adjustments	15	2	1	18
Balance at December 31, 2002	702	176	103	981
Goodwill related to acquisitions	30	350	—	380
Goodwill written off related to disposals/divestitures	(21)	—	(6)	(27)
Finalization of purchase accounting	13	(2)	—	11
Currency translation adjustments	17	15	7	39
Balance at December 31, 2003	$ 741	$ 539	$ 104	$1,384

The aggregate amount of goodwill acquired during 2003 of $380 million was attributable to $350 million for the purchase of PracticeWorks within the Health Imaging segment, $16 million for the purchase of Applied Science Fiction within the Photography segment and $14 million related to additional acquisitions within the Photography segment. The $21 million of goodwill written off in relation to disposals/divestitures during 2003 for the Photography segment was attributable to the divesture of Consumer Imaging Services (CIS) in Germany.

The aggregate amount of goodwill acquired during 2002 of $26 million was attributable to acquisitions that are all individually immaterial. The goodwill written off related to disposals during 2002 of $17 million was attributable to the disposal of Kodak Global Imaging, Inc. within the Commercial Imaging segment. The $17 million charge to earnings relating to the write-off of goodwill is included in the loss from discontinued operations in the Consolidated Statement of Earnings. See Note 22, "Discontinued Operations."

The gross carrying amount and accumulated amortization by major intangible asset category for 2003 and 2002 were as follows:

	As of December 31, 2003		
(in millions)	Gross Carrying Amount	Accumulated Amortization	Net
Technology-based	$ 201	$ 76	$ 125
Customer-related	176	17	159
Other	14	4	10
Total	$ 391	$ 97	$ 294

	As of December 31, 2002		
	Gross Carrying Amount	Accumulated Amortization	Net
Technology-based	$ 132	$ 58	$ 74
Customer-related	47	9	38
Other	8	2	6
Total	$ 187	$ 69	$ 118

The aggregate amount of intangible assets acquired during 2003 of $204 million was attributable to $169 million for the purchase of PracticeWorks as described in Note 21, "Acquisitions," and $35 million related to additional acquisitions that are all individually immaterial. The aggregate amount of intangible assets acquired during 2002 of $15 million was attributable to acquisitions that were all individually immaterial.

Amortization expense related to intangible assets was $28 million, $21 million and $15 million in 2003, 2002 and 2001, respectively.

Estimated future amortization expense related to purchased intangible assets at December 31, 2003 is as follows:

(in millions)	
2004	$ 42
2005	40
2006	34
2007	30
2008	26
2009+	122
Total	$ 294

NOTE 6: OTHER LONG-TERM ASSETS

(in millions)	2003	2002
Prepaid pension costs	$ 1,147	$ 988
Investments in unconsolidated affiliates	426	382
Deferred income taxes	378	421
Intangible assets other than goodwill	294	118
Non-current receivables	254	328
Miscellaneous other long-term assets	386	322
Total	$ 2,885	$ 2,559

The miscellaneous component above consists of other miscellaneous long-term assets that, individually, are less than 5% of the Company's total long-term assets, and therefore, have been aggregated in accordance with Regulation S-X.

NOTE 7: INVESTMENTS

Equity Method At December 31, 2003, the Company's significant equity method investees and the Company's approximate ownership interest in each investee were as follows:

Kodak Polychrome Graphics (KPG)	50%
Express Stop Financing (ESF)	50%
NexPress Solutions LLC	50%
SK Display Corporation	34%
Matsushita-Ultra Technologies Battery Corporation	30%

At December 31, 2003 and 2002, the Company's equity investment in these unconsolidated affiliates was $417 million and $381 million, respectively, and is reported within other long-term assets in the accompanying Consolidated Statement of Financial Position. The Company records its equity in the income or losses of these investees and reports such amounts in other charges, net, in the accompanying Consolidated Statement of Earnings. See Note 14, "Other Charges, Net." These investments do not meet the Regulation S-X significance test requiring the inclusion of the separate investee financial statements.

The Company sells graphics film and other products to its equity affiliate, KPG. Sales to KPG for the years ended December 31, 2003, 2002 and 2001 amounted to $271 million, $315 million and $350 million, respectively. These sales are reported in the Consolidated Statement of Earnings. The Company eliminates profits on these sales, to the extent the inventory has not been sold through to third parties, on the basis of its 50% interest. At December 31, 2003 and 2002, amounts due from KPG relating to these sales were $6 million and $31 million, respectively, and are reported in receivables, net in the accompanying Consolidated Statement of Financial Position. Additionally, the Company has guaranteed certain debt obligations of KPG up to $160 million, which is included in the total guarantees amount of $363 million at December 31, 2003, as discussed in Note 12, "Guarantees."

Kodak sells certain of its long-term lease receivables relating to the sale of photofinishing equipment to ESF without recourse to the Company. Sales of long-term lease receivables to ESF were approximately $15 million, $9 million and $83 million in 2003, 2002 and 2001, respectively. See Note 11, "Commitments and Contingencies."

As disclosed in Note 1, the provisions of FIN 46 were applied to ESF for the year ended December 31, 2003 because ESF qualifies as a variable interest entity (VIE) and meets the definition of a special purpose entity as defined in FIN 46. The Company's wholly owned subsidiary, Qualex, is not the primary beneficiary of ESF as determined in accordance with FIN 46 and, therefore, is not required to consolidate ESF. ESF is an operating entity formed between Qualex and Dana Credit Corporation in October 1993 to provide a long-term financing solution to Qualex's photofinishing customers in connection with Qualex's leasing of photofinishing equipment to third parties, as opposed to Qualex extending long-term credit (see Note 11 under "Other Commitments and Contingencies"). Qualex's estimated maximum exposure to loss as a result of its continuing involvement with ESF is $51 million as of December 31, 2003, which is equal to the carrying value of Qualex's investment balance in the entity. As of December 31, 2003, the Company does not intend to nor is committed to fund any amounts to ESF in the future, and there are no debt guarantees under which Qualex could potentially be required to perform in relation to its investment in ESF. The Company was not involved with any other entities which would qualify as VIEs under the Revised Interpretations of FIN 46.

The Company also sells chemical products to its 50% owned equity affiliate, NexPress. These sales transactions are not material to the Company's financial position, results of operations or cash flows.

On March 8, 2004, the Company announced that it had agreed with Heidelberger Druckmaschinen AG (Heidelberg) to purchase Heidelberg's 50 percent interest in NexPress. Refer to Note 25, "Subsequent Events," for further discussion of this purchase.

Kodak has no other material activities with its equity method investees.

Cost Method The Company also has certain investments with less than a 20% ownership interest in various private companies whereby the Company does not have the ability to exercise significant influence. These investments are accounted for under the cost method. The remaining carrying value of the Company's investments accounted for under the cost method at December 31, 2003 and 2002 of $25 million and $29 million, respectively, is included in other long-term assets in the accompanying Consolidated Statement of Financial Position.

The Company recorded total charges for the years ended December 31, 2003 and 2002 of $7 million and $45 million, respectively, for other than temporary impairments relating to certain of its strategic and non-strategic venture investments, which were accounted for under the cost method. There were no such charges incurred for the year ended December 31, 2001. The strategic venture investment impairment charges for the years ended December 31, 2003 and 2002 of $3 million and $27 million, respectively, were recorded in selling, general and administrative expenses in the accompanying Consolidated Statement of Earnings. The non-strategic venture investment impairment charges for the years ended December 31, 2003 and 2002 of $4 million and $18 million, respectively, were recorded in other charges, net, in the accompanying Consolidated Statement of Earnings. The charges were taken in the respective periods in which the available evidence, including subsequent financing rounds, independent valuations and other factors indicated that the underlying investments were permanently impaired.

NOTE 8: ACCOUNTS PAYABLE AND OTHER CURRENT LIABILITIES

(in millions)	2003	2002
Accounts payable, trade	$ 834	$ 720
Accrued advertising and promotional expenses	738	574
Accrued employment-related liabilities	958	968
Other	1,177	1,089
Total	$ 3,707	$ 3,351

The other component above consists of other miscellaneous current liabilities that, individually, are less than 5% of the total current liabilities component within the Consolidated Statement of Financial Position, and therefore, have been aggregated in accordance with Regulation S-X.

NOTE 9: SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-Term Borrowings The Company's short-term borrowings at December 31, 2003 and 2002 were as follows:

(in millions)	2003	2002
Commercial paper	$ 304	$ 837
Current portion of long-term debt	457	387
Short-term bank borrowings	185	218
Total	$ 946	$ 1,442

The weighted-average interest rates for commercial paper outstanding at December 31, 2003 and 2002 were 2.95% and 1.97%, respectively. The weighted-average interest rates for short-term bank borrowings outstanding at December 31, 2003 and 2002 were 3.79% and 3.83%, respectively.

Lines of Credit The Company has $2,225 million in committed revolving credit facilities, which are available for general corporate purposes including the support of the Company's commercial paper program. The credit facilities are comprised of the $1,000 million 364-day committed revolving credit facility (364-Day Facility) expiring in July 2004 and a 5-year committed facility at $1,225 million expiring in July 2006 (5-Year Facility). If unused, they have a commitment fee of $4.5 million per year at the Company's current credit rating of Baa3 and BBB- from Moody's and Standard & Poors (S&P), respectively. Interest on amounts borrowed under these facilities is calculated at rates based on spreads above certain reference rates and the Company's credit rating. The Company issues letters of credit under the 5-Year Facility. As of December 31, 2003, there were $118 million of letters of credit outstanding under the 5-Year Facility. The remainder of the 5-Year Facility and the 364-Day Facility was unused at December 31, 2003. Under the 364-Day Facility and 5-Year Facility, there is a financial covenant that requires the Company to maintain a debt to EBITDA (earnings before interest, income taxes, depreciation and amortization) ratio of not greater than 3 to 1. In the event of violation of the covenant, the facility would not be available for borrowing until the covenant provisions were waived, amended or satisfied. The Company was in compliance with this covenant at December 31, 2003. The Company does not anticipate that a violation is likely to occur.

The Company has other committed and uncommitted lines of credit at December 31, 2003 totaling $242 million and $1,722 million, respectively. These lines primarily support borrowing needs of the Company's subsidiaries, which include term loans, overdraft coverage, letters of credit and revolving credit lines. Interest rates and other terms of borrowing under these lines of credit vary from country to country, depending on local market conditions. Total outstanding borrowings against these other committed and uncommitted lines of credit at December 31, 2003 were $138 million and $316 million, respectively. These outstanding borrowings are reflected in the short-term borrowings and long-term debt, net of current portion balances in the accompanying Consolidated Statement of Financial Position at December 31, 2003.

Accounts Receivable Securitization Program In March 2002, the Company entered into an accounts receivable securitization program (the Program), which provided the Company with borrowings up to a maximum of $400 million. The Program, which is renewable annually subject to the bank's approval, was renewed in March 2003 with a maximum borrowing level of $250 million. Under the Program, the Company sells certain of its domestic trade accounts receivable without recourse to EK Funding LLC, a Kodak wholly owned, consolidated, bankruptcy-remote, limited purpose, limited liability corporation (EKFC). Kodak continues to service, administer and collect the receivables. A bank, acting as the Program agent, purchases undivided percentage ownership interests in those receivables on behalf of the conduit purchasers, who have a first priority security interest in the related receivables pool. The receivables pool at December 31, 2003, representing the outstanding balance of the gross accounts receivable sold to EKFC, totaled approximately $585 million. As the Company has the right at any time during the Program to repurchase all of the then outstanding purchased interests for a purchase price equal to the outstanding principal plus accrued fees, the receivables remain on the Company's Consolidated Statement of Financial Position, and the proceeds from the sale of undivided interests are recorded as secured borrowings.

As the Program is renewable annually subject to the bank's approval, the secured borrowings under the Program are included in short-term borrowings. At December 31, 2003, the Company had no outstanding secured borrowings under the Program.

The cost of the secured borrowings under the Program is comprised of yield, liquidity, conduit, Program and Program agent fees. The yield fee is subject to a floating rate, based on the average of the conduits' commercial paper rates. The total charge for these fees is recorded in interest expense. Interest expense for the year ended December 31, 2003 in relation to the Program was not material.

The Program agreement contains a number of customary covenants and termination events. Upon the occurrence of a termination event, all secured borrowings under the Program shall be immediately due and payable. The Company was in compliance with all such covenants at December 31, 2003.

Long-Term Debt Long-term debt and related maturities and interest rates were as follows at December 31, 2003 and 2002 (in millions):

			2003		2002	
Country	Type	Maturity	Weighted-Average Interest Rate	Amount Outstanding	Weighted-Average Interest Rate	Amount Outstanding
U.S.	Term note	2003	—	$ —	9.38%	$ 144
U.S.	Term note	2003	—	—	7.36%	110
U.S.	Term note	2004	1.72%*	200	—	—
U.S.	Term note	2005	1.73%*	100	—	—
U.S.	Medium-term	2005	7.25%	200	7.25%	200
U.S.	Medium-term	2006	6.38%	500	6.38%	500
U.S.	Term note	2008	3.63%	249	—	—
U.S.	Term note	2008	9.50%	34	9.50%	34
U.S.	Term note	2013	7.25%	500	—	—
U.S.	Term note	2018	9.95%	3	9.95%	3
U.S.	Term note	2021	9.20%	10	9.20%	10
U.S.	Convertible	2033	3.38%	575	—	—
China	Bank loans	2003	—	—	5.49%	114
China	Bank loans	2004	5.50%	225	5.58%	252
China	Bank loans	2005	5.45%	106	5.53%	124
Qualex	Term notes	2004-2008	5.53%	49	6.12%	44
Chile	Bank loans	2004	—	—	2.61%	10
Other				8		6
				$ 2,759		$ 1,551
Current portion of long-term debt				(457)		(387)
Long-term debt, net of current portion				$ 2,302		$ 1,164

*Represents debt with a variable interest rate.

Annual maturities (in millions) of long-term debt outstanding at December 31, 2003 are as follows: $457 in 2004, $422 in 2005, $507 in 2006, $2 in 2007, $283 in 2008, and $1,088 in 2009 and beyond.

In May 2003, the Company issued Series A fixed rate notes and Series A floating rate notes under its then existing debt shelf registration totaling $250 million and $300 million, respectively, as follows:

(in millions)

Type	Principal	Annual Interest Rate	Maturity
Series A fixed rate	$ 250	3.625%	May 2008
Series A floating rate	200	3-month LIBOR plus 0.55%	November 2004
Series A floating rate	100	3-month LIBOR plus 0.55%	November 2005
Total	$ 550		

Interest on the notes will be paid quarterly, and the Company may not redeem or repay these notes prior to their stated maturities. After these issuances, the Company had $650 million of remaining unsold debt securities under its then existing debt shelf registration.

On September 5, 2003, the Company filed a shelf registration statement on Form S-3 (the new debt shelf registration) for the issuance of up to $2,000 million of new debt securities. The new debt shelf registration became effective on September 19, 2003. Pursuant to Rule 429 under the Securities Act of 1933, $650 million of remaining unsold debt securities were included in the new debt shelf registration, giving the Company the ability to issue up to $2,650 million in public debt.

On October 10, 2003, the Company completed the offering and sale of $500 million aggregate principal amount of Senior Notes due 2013 (the Notes), which was made pursuant to the Company's new debt shelf registration. Interest on the Notes will accrue at the rate of 7.25% per annum and is payable semiannually. The Notes are not redeemable at the Company's option or repayable at the option of any holder prior to maturity. The Notes are unsecured and unsubordinated obligations, and rank equally with all of the Company's other unsecured and unsubordinated indebtedness. After issuance of the above debt, the Company has $2,150 million of availability remaining under the new debt shelf registration.

Concurrent with the offering and sale of the Notes, on October 10, 2003, the Company completed the private placement of $575 million aggregate principal amount of Convertible Senior Notes due 2033 (the Convertible Securities) to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933. Interest on the Convertible Securities will accrue at the rate of 3.375% per annum and is payable semiannually. The Convertible Securities are unsecured and rank equally with all of the Company's other unsecured and unsubordinated indebtedness.

As a condition of the private placement, the Company agreed to initially file within 90 days and make effective within 180 days after the earliest date of original issuance of the Convertible Securities, a shelf registration statement under the Securities Act of 1933 relating to the resale of the Convertible Securities and the common stock to be issued upon conversion of the Convertible Securities pursuant to a registration rights agreement. The Company filed this shelf registration statement on January 6, 2004, and made it effective on February 6, 2004.

The Convertible Securities contain a number of conversion features that include substantive contingencies. The Convertible Securities are convertible by the holders at an initial conversion rate of 32.2373 shares of the Company's common stock for each $1,000 principal amount of the Convertible Securities, which is equal to an initial conversion price of $31.02 per share. The holders may convert their Convertible Securities, in whole or in part, into shares of the Company's common stock under any of the following circumstances: (1) during any calendar quarter, if the price of the Company's common stock is greater than or equal to 120% of the applicable conversion price for at least 20 trading days during a 30 consecutive trading day period ending on the last trading day of the previous calendar quarter; (2) during any five consecutive trading day period following any 10 consecutive trading day period in which the trading price of the Convertible Securities for each day of such period is less than 105% of the conversion value, and the conversion value for each day of such period was less than 95% of the principal amount of the Convertible Securities (the Parity Clause); (3) if the Company has called the Convertible Securities for redemption; (4) upon the occurrence of specified corporate transactions such as a consolidation, merger or binding share exchange pursuant to which the Company's common stock would be converted into cash, property or securities; and (5) if the credit rating assigned to the Convertible Securities by either Moody's or S&P is lower than Ba2 or BB, respectively, which represents a three notch downgrade from the Company's current standing, or if the Convertible Securities are no longer rated by at least one of these services or their successors (the Credit Rating Clause).

The Company may redeem some or all of the Convertible Securities at any time on or after October 15, 2010 at a purchase price equal to 100% of the principal amount of the Convertible Securities plus any accrued and unpaid interest. Upon a call for redemption by the Company, a conversion trigger is met whereby the holder of each $1,000 Convertible Senior Note may convert such note to shares of the Company's common stock.

The holders have the right to require the Company to purchase their Convertible Securities for cash at a purchase price equal to 100% of the principal amount of the Convertible Securities plus any accrued and unpaid interest on October 15, 2010, October 15, 2013, October 15, 2018, October 15, 2023 and October 15, 2028, or upon a fundamental change as described in the offering memorandum filed under Rule 144A in conjunction with the private placement of the Convertible Securities. As of December 31, 2003, the Company reserved 18,536,447 shares in treasury stock to cover potential future conversions of these Convertible Securities into common stock.

Certain of the conversion features contained in the Convertible Securities are deemed to be embedded derivatives as defined under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." These embedded derivatives include the Parity Clause, the Credit Rating Clause, and any specified corporate transaction outside of the Company's control such as a hostile takeover. Based on an external valuation, these embedded derivatives were not material to the Company's financial position, results of operations or cash flows. In addition, as the contingencies surrounding the conversion features are substantive, the shares to be potentially issued upon triggering a conversion event will be excluded from the earnings per share calculation until such time as a contingency lapses and the effect of issuing such shares is dilutive. If and when a contingency lapses and the effect of issuing such shares is dilutive, then the shares issued would be included in the denominator of the earnings per share calculation, and the interest expense incurred on the Convertible Securities would be excluded from the numerator of the earnings per share calculation for the respective period.

NOTE 10: OTHER LONG-TERM LIABILITIES

(in millions)	2003	2002
Deferred compensation	$ 164	$ 160
Environmental liabilities	141	148
Deferred income taxes	81	52
Minority interest in Kodak companies	45	70
Other	170	209
Total	$ 601	$ 639

The other component above consists of other miscellaneous long-term liabilities that, individually, are less than 5% of the total liabilities component in the accompanying Consolidated Statement of Financial Position, and therefore, have been aggregated in accordance with Regulation S-X.

NOTE 11: COMMITMENTS AND CONTINGENCIES

Environmental Cash expenditures for pollution prevention and waste treatment for the Company's current facilities were as follows:

(in millions)	2003	2002	2001
Recurring costs for pollution prevention and waste treatment	$ 74	$ 67	$ 68
Capital expenditures for pollution prevention and waste treatment	8	12	27
Site remediation costs	2	3	2
Total	$ 84	$ 82	$ 97

At December 31, 2003 and 2002, the Company's undiscounted accrued liabilities for environmental remediation costs amounted to $141 million and $148 million, respectively. These amounts are reported in the other long-term liabilities in the accompanying Consolidated Statement of Financial Position.

The Company is currently implementing a Corrective Action Program required by the Resource Conservation and Recovery Act (RCRA) at the Kodak Park site in Rochester, NY. As part of this program, the Company has completed the RCRA Facility Assessment (RFA), a broad-based environmental investigation of the site. The Company is currently in the process of completing, and in some cases has completed, RCRA Facility Investigations (RFI) and Corrective Measures Studies (CMS) for areas at the site. The previous estimate for future investigation and remediation costs was reduced by $8 million for the following reasons: (1) approval of Final Corrective Measures for four investigation areas, (2) approval for a single investigation approach for the site's industrial sewers and building waste water collection system, and (3) completion with no further action approvals at seventeen Solid Waste Management Units. At December 31, 2003, estimated future investigation and remediation costs of $57 million are accrued for this site and are included in the $141 million reported in other long-term liabilities.

The Company has retained certain obligations for environmental remediation and Superfund matters related to certain sites associated with the non-imaging health businesses sold in 1994. At the Ohio site, agreements reached with the Ohio Environmental Protection Agency in regard to the calculation of clean-up levels, as well as the long term viability of the facility as an industrial site, allowed the previous estimate to be reduced by $13 million. At December 31, 2003, estimated future remediation costs of $35 million are accrued for these sites and are included in the $141 million reported in other long-term liabilities.

The Company has obligations relating to two former manufacturing sites located outside of the United States. At December 31, 2003, estimated future investigation, remediation and monitoring costs of $20 million are accrued for these sites and are included in the $141 million reported in other long-term liabilities.

As a result of the ongoing monitoring and identification process, the Company has identified seven additional operating sites with an estimated future investigation, remediation and monitoring cost of $21 million. These costs are accrued and included in the $141 million reported in other long-term liabilities.

Additionally, the Company has approximately $8 million accrued in the $141 million reported in other long-term liabilities at December 31, 2003 for remediation relating to other facilities, which are not material to the Company's financial position, results of operations, cash flows or competitive position.

Cash expenditures for the aforementioned investigation, remediation and monitoring activities are expected to be incurred over the next thirty years for many of the sites. For these known environmental exposures, the accrual reflects the Company's best estimate of the amount it will incur under the agreed-upon or proposed work plans. The Company's cost estimates were determined using the ASTM Standard E 2137-01, "Standard Guide for Estimating Monetary Costs and Liabilities for Environmental Matters," and have not been reduced by possible recoveries from third parties. The overall method includes the use of a probabilistic model which forecasts a range of cost estimates for the remediation required at individual sites. The projects are closely monitored and the models are reviewed as significant events occur or at least once per year. The Company's estimate includes equipment and operating costs for remediation and long-term monitoring of the sites. The Company does not believe it is reasonably possible that the losses for the known exposures could exceed the current accruals by material amounts.

A Consent Decree was signed in 1994 in settlement of a civil complaint brought by the U.S. Environmental Protection Agency and the U.S. Department of Justice. In connection with the Consent Decree, the Company is subject to a Compliance Schedule, under which the Company has improved its waste characterization procedures, upgraded one of its incinerators and is evaluating and upgrading its industrial sewer system. The total expenditures required to complete this program are currently estimated to be approximately $16 million over the next five years. These expenditures are incurred as part of plant operations and, therefore, are not included in the environmental accrual at December 31, 2003.

The Company is presently designated as a potentially responsible party (PRP) under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended (the Superfund Law), or under similar state laws, for environmental assessment and cleanup costs as the result of the Company's alleged arrangements for disposal of hazardous substances at four such active sites. With respect to each of these sites, the Company's liability is minimal. In addition, the Company has been identified as a PRP in connection with the non-imaging health businesses in four active Superfund sites. Numerous other PRPs have also been designated at these sites. Although the law imposes joint and several liability on PRPs, the Company's historical experience demonstrates that these costs are shared with other PRPs. Settlements and costs paid by the Company in Superfund matters to date have not been material. Future costs are also not expected to be material to the Company's financial position, results of operations or cash flows.

The Clean Air Act Amendments were enacted in 1990. Expenditures to comply with the Clean Air Act implementing regulations issued to date have not been material and have been primarily capital in nature. In addition, future expenditures for existing regulations, which are primarily capital in nature, are not expected to be material. Many of the regulations to be promulgated pursuant to this Act have not been issued.

Uncertainties associated with environmental remediation contingencies are pervasive and often result in wide ranges of outcomes. Estimates developed in the early stages of remediation can vary significantly. A finite estimate of cost does not normally become fixed and determinable at a specific time. Rather, the costs associated with environmental remediation become estimable over a continuum of events and activities that help to frame and define a liability, and the Company continually updates its cost estimates. The Company has an ongoing monitoring and identification process to assess how the activities, with respect to the known exposures, are progressing against the accrued cost estimates, as well as to identify other potential remediation sites that are presently unknown.

Estimates of the amount and timing of future costs of environmental remediation requirements are necessarily imprecise because of the continuing evolution of environmental laws and regulatory requirements, the availability and application of technology, the identification of presently unknown remediation sites and the allocation of costs among the potentially responsible parties. Based upon information presently available, such future costs are not expected to have a material effect on the Company's competitive or financial position. However, such costs could be material to results of operations in a particular future quarter or year.

Other Commitments and Contingencies The Company has entered into agreements with several companies, which provide Kodak with products and services to be used in its normal operations. The minimum payments for these agreements are approximately $266 million in 2004, $238 million in 2005, $124 million in 2006, $98 million in 2007, $80 million in 2008 and $179 million in 2009 and thereafter.

Qualex, a wholly owned subsidiary of Kodak, has a 50% ownership interest in Express Stop Financing (ESF), which is a joint venture partnership between Qualex and a subsidiary of Dana Credit Corporation (DCC), a wholly owned subsidiary of Dana Corporation. Qualex accounts for its investment in ESF under the equity method of accounting. ESF provides a long-term financing solution to Qualex's photofinishing customers in connection with Qualex's leasing of photofinishing equipment to third parties, as opposed to Qualex extending long-term credit. As part of the operations of its photofinishing services, Qualex sells equipment under a sales-type lease arrangement and records a long-term receivable. These long-term receivables are subsequently sold to ESF without recourse to Qualex and, therefore, these receivables are removed from Qualex's books. ESF incurs debt to finance the purchase of the receivables from Qualex. This debt is collateralized solely by the long-term receivables purchased from Qualex, and in part, by a $60 million guarantee from DCC. Qualex provides no guarantee or collateral to ESF's creditors in connection with the debt, and ESF's debt is non-recourse to Qualex. Qualex's only continued involvement in connection with the sale of the long-term receivables is the servicing of the related equipment under the leases. Qualex has continued revenue streams in connection with this equipment through future sales of photofinishing consumables, including paper and chemicals, and maintenance.

Although the lessees' requirement to pay ESF under the lease agreements is not contingent upon Qualex's fulfillment of its servicing obligations, under the agreement with ESF, Qualex would be responsible for any deficiency in the amount of rent not paid to ESF as a result of any lessee's claim regarding maintenance or supply services not provided by Qualex. Such lease payments would be made in accordance with the original lease terms, which generally extend over 5 to 7 years. To date, the Company has incurred no such material claims, and Qualex does not anticipate any significant situations where it would be unable to fulfill its service obligations under the arrangement with ESF. ESF's outstanding lease receivable amount was approximately $367 million at December 31, 2003.

Effective July 22, 2003, ESF entered into an arrangement amending the Receivables Purchase Agreement (RPA), which represents the financing arrangement between ESF and the banks. Under the amended RPA agreement, maximum borrowings were lowered to $257 million. Total outstanding borrowings under the RPA at December 31, 2003 were $248 million. The amended RPA extends through July 2004, at which time the RPA can be extended or terminated. If the RPA were terminated, ESF would need to find an alternative financing solution for new borrowings. Pursuant to the ESF partnership agreement between Qualex and DCC, commencing October 6, 2003, Qualex no longer sells its lease receivables to ESF. Qualex currently is utilizing the services of Imaging Financial Services, Inc., a wholly owned subsidiary of General Electric Capital Corporation, as an alternative financing solution for prospective leasing activity with its customers.

At December 31, 2003, the Company had outstanding letters of credit totaling $121 million and surety bonds in the amount of $113 million primarily to ensure the completion of environmental remediations and payment of possible casualty and workers' compensation claims.

Rental expense, net of minor sublease income, amounted to $159 million in 2003, $158 million in 2002 and $126 million in 2001. The approximate amounts of noncancelable lease commitments with terms of more than one year, principally for the rental of real property, reduced by minor sublease income, are $125 million in 2004, $103 million in 2005, $77 million in 2006, $59 million in 2007, $43 million in 2008 and $87 million in 2009 and thereafter.

In December 2003, the Company sold a property in France for approximately $65 million, net of direct selling costs, and then leased back a portion of this property for a nine-year term. In accordance with SFAS No. 98, "Accounting for Leases," the entire gain on the property sale of approximately $57 million was deferred and will be amortized over the nine-year lease term. No gain was recognizable upon the closing of the sale as the Company's continuing involvement in the property is deemed to be significant. The noncancelable lease commitment amounts noted above include approximately $5 million per year for 2004 through 2008, and approximately $20 million for 2009 and thereafter, in relation to this transaction.

The Company and its subsidiary companies are involved in lawsuits, claims, investigations and proceedings, including product liability, commercial, environmental and health and safety matters, which are being handled and defended in the ordinary course of business. There are no such matters pending that the Company and its General Counsel expect to be material in relation to the Company's business, financial position or results of operations.

NOTE 12: GUARANTEES

The Company guarantees debt and other obligations under agreements with certain affiliated companies and customers. At December 31, 2003, these guarantees totaled a maximum of $363 million, with outstanding guaranteed amounts of $161 million. The maximum guarantee amount includes guarantees of up to: $160 million of debt for Kodak Polychrome Graphics (KPG), an unconsolidated affiliate in which the Company has a 50% ownership interest ($50 million outstanding); $7 million for other unconsolidated affiliates and third parties ($7 million outstanding); and $196 million of customer amounts due to banks in connection with various banks' financing of customers' purchase of product and equipment from Kodak ($104 million outstanding). The KPG debt facility and the related guarantee mature on December 31, 2005, but may be renewed at KPG's, the joint venture partners' and the bank's discretion. The guarantees for the other unconsolidated affiliates and third party debt mature between January 2004 and May 2006. The customer financing agreements and related guarantees typically have a term of 90 days for product and short-term equipment financing arrangements, and up to 5 years for long-term equipment financing arrangements. These guarantees would require payment from Kodak only in the event of default on payment by the respective debtor. In some cases, particularly for guarantees related to equipment financing, the Company has collateral or recourse provisions to recover and sell the equipment to reduce any losses that might be incurred in connection with the guarantee. Management believes the likelihood is remote that material payments will be required under any of the guarantees disclosed above. With respect to the guarantees that the Company issued in the year ended December 31, 2003, the Company assessed the fair value of its obligation to stand ready to perform under these guarantees by considering the likelihood of occurrence of the specified triggering events or conditions requiring performance, as well as other assumptions and factors. Through internal analyses and external valuations, the Company determined that the fair value of the guarantees was not material to the Company's financial position, results of operations or cash flows.

The Company also guarantees debt owed to banks for some of its consolidated subsidiaries. The maximum amount guaranteed is $592 million, and the outstanding debt under those guarantees, which is recorded within the short-term borrowings and long-term debt, net of current portion components in the accompanying Consolidated Statement of Financial Position, is $423 million. These guarantees expire in 2004 and 2005, with the majority expiring in 2004.

The Company may provide up to $100 million in loan guarantees to support funding needs for SK Display Corporation, an unconsolidated affiliate in which the Company has a 34% ownership interest. As of December 31, 2003, the Company has not been required to guarantee any of SK Display Corporation's outstanding debt.

Indemnifications The Company issues indemnifications in certain instances when it sells businesses and real estate, and in the ordinary course of business with its customers, suppliers, service providers and business partners. Further, the Company indemnifies its directors and officers who are, or were, serving at Kodak's request in such capacities. Historically, costs incurred to settle claims related to these indemnifications have not been material to the Company's financial position, results of operations or cash flows. Additionally, the fair value of the indemnifications that the Company issued during the year ended December 31, 2003 was not material to the Company's financial position, results of operations or cash flows.

Warranty Costs The Company has warranty obligations in connection with the sale of its equipment. The original warranty period for equipment products is generally one year. The costs incurred to provide for these warranty obligations are estimated and recorded as an accrued liability at the time of sale. The Company estimates its warranty cost at the point of sale for a given product based on historical failure rates and related costs to repair. The change in the Company's accrued warranty obligations balance, which is reflected in accounts payable and other current liabilities in the accompanying Consolidated Statement of Financial Position, was as follows:

(in millions)		
Accrued warranty obligations at December 31, 2001	$	50
Actual warranty experience during 2002		(47)
2002 warranty provisions		48
Adjustment for changes in estimates		(8)
Accrued warranty obligations at December 31, 2002	$	43
Actual warranty experience during 2003		(53)
2003 warranty provisions		59
Accrued warranty obligations at December 31, 2003	$	49

The Company also offers extended warranty arrangements to its customers, which are generally one year in duration beginning after the original warranty period. The Company provides both repair services and routine maintenance services under these arrangements. The Company has not separated the extended warranty revenues and costs from the routine maintenance service revenues and costs, as it is not practicable to do so. Costs incurred under these extended warranty arrangements for the year ended December 31, 2003 amounted to $198 million. The change in the Company's deferred revenue balance in relation to these extended warranty arrangements, which is reflected in accounts payable and other current liabilities in the accompanying Consolidated Statement of Financial Position, was as follows:

(in millions)		
Deferred revenue at December 31, 2001	$	91
New extended warranty arrangements in 2002		330
Recognition of extended warranty arrangement revenue in 2002		(318)
Deferred revenue at December 31, 2002	$	103
New extended warranty arrangements in 2003		372
Recognition of extended warranty arrangement revenue in 2003		(355)
Adjustments for changes in estimates		(2)
Deferred revenue at December 31, 2003	$	118

NOTE 13: FINANCIAL INSTRUMENTS

The following table presents the carrying amounts of the assets (liabilities) and the estimated fair values of financial instruments at December 31, 2003 and 2002:

	2003		2002	
(in millions)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Marketable securities:				
Current	$ 11	$ 11	$ 9	$ 9
Long-term	26	32	25	26
Long-term borrowings	(2,302)	(2,450)	(1,164)	(1,225)
Foreign currency forwards	(1)	(1)	2	2
Silver forwards	1	1	2	2

Financials

Marketable securities are valued at quoted market prices. The fair values of long-term borrowings are determined by reference to quoted market prices or by obtaining quotes from dealers. The fair values for the remaining financial instruments in the above table are based on dealer quotes and reflect the estimated amounts the Company would pay or receive to terminate the contracts. The carrying values of cash and cash equivalents, receivables, short-term borrowings and payables approximate their fair values.

The Company, as a result of its global operating and financing activities, is exposed to changes in foreign currency exchange rates, commodity prices and interest rates which may adversely affect its results of operations and financial position. The Company manages such exposures, in part, with derivative financial instruments. The fair value of these derivative contracts is reported in other current assets or accounts payable and other current liabilities in the accompanying Consolidated Statement of Financial Position.

Foreign currency forward contracts are used to hedge existing foreign currency denominated assets and liabilities, especially those of the Company's International Treasury Center, as well as forecasted foreign currency denominated intercompany sales. Silver forward contracts are used to mitigate the Company's risk to fluctuating silver prices. The Company's exposure to changes in interest rates results from its investing and borrowing activities used to meet its liquidity needs. Long-term debt is generally used to finance long-term investments, while short-term debt is used to meet working capital requirements. The Company does not utilize financial instruments for trading or other speculative purposes.

The Company has entered into foreign currency forward contracts that are designated as cash flow hedges of exchange rate risk related to forecasted foreign currency denominated intercompany sales. At December 31, 2003, the Company had cash flow hedges for the euro, the Australian dollar, and the Canadian dollar, with maturity dates ranging from January 2004 to November 2004.

At December 31, 2003, the fair value of all open foreign currency forward contracts hedging foreign currency denominated intercompany sales was an unrealized loss of $15 million (pre-tax), recorded in accumulated other comprehensive (loss) income in the accompanying Consolidated Statement of Shareholders' Equity. If this amount were to be realized, all of it would be reclassified into cost of goods sold during the next twelve months. Additionally, realized losses of less than $1 million (pre-tax), related to closed foreign currency contracts hedging foreign currency denominated intercompany sales, have been deferred in accumulated other comprehensive (loss) income. These losses will be reclassified into cost of goods sold as the inventory transferred in connection with the intercompany sales is sold to third parties, all within the next twelve months. During 2003, a pre-tax loss of $24 million was reclassified from accumulated other comprehensive (loss) income to cost of goods sold. Hedge ineffectiveness was insignificant.

The Company does not apply hedge accounting to the foreign currency forward contracts used to offset currency-related changes in the fair value of foreign currency denominated assets and liabilities. These contracts are marked to market through earnings at the same time that the exposed assets and liabilities are remeasured through earnings (both in other charges, net). The majority of the contracts of this type held by the Company are denominated in euros, Australian dollars, Hong Kong dollars and British pounds. At December 31, 2003, the fair value of these open contracts was an unrealized gain of $14 million (pre-tax).

The Company has entered into silver forward contracts that are designated as cash flow hedges of price risk related to forecasted worldwide silver purchases. The Company used silver forward contracts to minimize its exposure to increases in silver prices in 2001, 2002 and 2003. At December 31, 2003, the Company had open forward contracts with maturities in January 2004.

At December 31, 2003, the fair value of open silver forward contracts was an unrealized gain of $1 million (pre-tax), recorded in accumulated other comprehensive (loss) income. If this amount were to be realized, all of it would be reclassified into cost of goods sold during the next twelve months. Additionally, realized gains of $3 million (pre-tax), related to closed silver contracts, have been deferred in accumulated other comprehensive (loss) income. These gains will be reclassified into cost of goods sold as silver-containing products are sold, all within the next twelve months. During 2003, a realized gain of $7 million (pre-tax) was recorded in cost of goods sold. Hedge ineffectiveness was insignificant.

The Company's financial instrument counterparties are high-quality investment or commercial banks with significant experience with such instruments. The Company manages exposure to counterparty credit risk by requiring specific minimum credit standards and diversification of counterparties. The Company has procedures to monitor the credit exposure amounts. The maximum credit exposure at December 31, 2003 was not significant to the Company.

The Company has a 50 percent ownership interest in KPG, a joint venture accounted for under the equity method. The Company's proportionate share of KPG's other comprehensive income is therefore included in its presentation of other comprehensive (loss) income displayed in the Consolidated Statement of Shareholders' Equity.

KPG has entered into foreign currency forward contracts that are designated as cash flow hedges of exchange rate risk related to forecasted foreign currency denominated intercompany sales, primarily those denominated in euros, Japanese yen, Australian dollars and Canadian dollars. At December 31, 2003, KPG had open forward contracts with maturity dates ranging from January 2004 to June 2005. At December 31, 2003, Kodak's share of the fair value of all open foreign currency forward contracts hedging foreign currency denominated intercompany sales was an unrealized loss of $7 million (pre-tax), recorded in accumulated other comprehensive (loss) income, and reducing Kodak's investment in KPG. If this amount were to be realized, virtually all of it would be reclassified into KPG's cost of goods sold during the next twelve months. Additionally, realized losses of $4 million (pre-tax), related to closed foreign currency contracts hedging foreign currency denominated intercompany sales, have been deferred in accumulated other comprehensive (loss) income. These losses will be reclassified into KPG's cost of goods sold as the inventory transferred in connection with the intercompany sales is sold to third parties, all within the next twelve months. During 2003, a pre-tax loss of $10 million (Kodak's share) was reclassified from accumulated other comprehensive (loss) income to KPG's cost of goods sold. Hedge ineffectiveness was insignificant.

KPG has used aluminum forward contracts that are designated as cash flow hedges of price risk related to forecasted aluminum purchases. At December 31, 2003, there were no open contracts, and the losses reclassified into KPG's cost of goods sold during 2003 were negligible. Hedge ineffectiveness was insignificant.

KPG has interest rate swap agreements, maturing in December 2005, designated as cash flow hedges of floating-rate interest payments. At December 31, 2003, Kodak's share of its fair value was a gain of less than $1 million (pre-tax), recorded in accumulated other comprehensive (loss) income, and increasing Kodak's investment in KPG. If realized, nearly half of this amount would be reclassified into KPG's interest expense during the next twelve months. During 2003, a pre-tax loss of $1 million (Kodak's share) was reclassified from accumulated other comprehensive (loss) income to KPG's interest expense. Hedge ineffectiveness was insignificant.

KPG has an interest rate swap agreement, maturing in December 2007, designated as a cash flow hedge of variable rental payments. At December 31, 2003, Kodak's share of its fair value was a $1 million loss (pre-tax), recorded in accumulated other comprehensive (loss) income, and reducing Kodak's investment in KPG. If realized, less than half of this amount would be reclassified into KPG's rental expense during the next twelve months. During 2003, a pre-tax loss of $1 million (Kodak's share) was reclassified from accumulated other comprehensive (loss) income to KPG's rental expense. There was no hedge ineffectiveness.

NOTE 14: OTHER CHARGES, NET

(in millions)	2003	2002	2001
(Income)/charges:			
Investment income	$ (19)	$ (20)	$ (15)
Loss on foreign exchange transactions	11	19	9
Equity in losses of unconsolidated affiliates	41	106	79
Gain on sales of investments	—	—	(18)
Gain on sales of capital assets	(13)	(24)	(3)
Interest on past-due receivables and finance revenue on sales	(5)	(6)	(10)
Minority interest	24	17	(11)
Non-strategic venture investment impairments	4	18	3
Other	8	(9)	(16)
Total	$ 51	$101	$ 18

NOTE 15: INCOME TAXES

The components of earnings from continuing operations before income taxes and the related (benefit) provision for U.S. and other income taxes were as follows:

(in millions)	2003	2002	2001
Earnings (loss) before income taxes			
U.S.	$ (124)	$ 217	$ (266)
Outside the U.S.	296	729	381
Total	$ 172	$ 946	$ 115
U.S. income taxes			
Current (benefit) provision	$ (69)	$ 56	$ (65)
Deferred benefit	(38)	(31)	(67)
Income taxes outside the U.S.			
Current provision	133	101	177
Deferred (benefit) provision	(90)	22	(5)
State and other income taxes			
Current (benefit) provision	(6)	12	3
Deferred provision (benefit)	4	(7)	(9)
Total	$ (66)	$ 153	$ 34

The Company recognized net income of $27 million from discontinued operations for 2003, which included a tax benefit of $13 million. This tax benefit included $18 million related to the reversal of tax reserves upon elimination of uncertainties surrounding the realizability of such benefits. The net losses from discontinued operations for 2002 and 2001 were $23 million and $5 million, respectively, which included tax benefits of $15 million and $2 million, respectively.

The differences between income taxes computed using the U.S. federal income tax rate and the (benefit) provision for income taxes for continuing operations were as follows:

(in millions)	2003	2002	2001
Amount computed using the statutory rate	$ 60	$ 331	$ 40
Increase (reduction) in taxes resulting from:			
State and other income taxes, net of federal	(1)	3	(4)
Goodwill amortization	—	—	45
Export sales and manufacturing credits	(25)	(23)	(19)
Operations outside the U.S.	(99)	(96)	(10)
Valuation allowance	29	56	(18)
Business closures, restructuring and land donation	(13)	(99)	—
Tax settlement	—	—	(11)
Other, net	(17)	(19)	11
(Benefit) provision for income taxes	$ (66)	$ 153	$ 34

During 2003, the Company recorded a tax benefit of $13 million related to the donation of intellectual property in the form of technology patents to a tax-qualified organization.

During 2002, the Company recorded a tax benefit of $91 million relating to business closures and restructuring of certain subsidiaries. Additionally, the Company recorded a tax benefit of $8 million relating to a land donation. Also, during the fourth quarter of 2002, the Company recorded an adjustment of $22 million to reduce its income tax provision due to a decrease in the estimated effective tax rate for the full year. The decrease in the effective tax rate was attributable to an increase in earnings in lower tax rate jurisdictions relative to original estimates.

During 2001, the Company reached a favorable tax settlement, which resulted in a tax benefit of $11 million. In addition, during the fourth quarter of 2001, the Company recorded an adjustment of $20 million to reduce its income tax provision due to a decrease in the estimated effective tax rate for the full year. The decrease in the effective tax rate was primarily attributable to an increase in earnings in lower tax rate jurisdictions relative to original estimates, and an increase in creditable foreign tax credits as compared to estimates.

The significant components of deferred tax assets and liabilities were as follows:

(in millions)	2003	2002
Deferred tax assets		
Pension and postretirement obligations	$ 892	$ 988
Restructuring programs	69	144
Foreign tax credit	137	99
Employee deferred compensation	162	187
Inventories	82	75
Tax loss carryforwards	258	16
Other	637	558
Total deferred tax assets	2,237	2,067
Deferred tax liabilities		
Depreciation	663	700
Leasing	135	156
Other	475	341
Total deferred tax liabilities	1,273	1,197
Valuation allowance	101	72
Net deferred tax assets	$ 863	$ 798

Deferred tax assets (liabilities) are reported in the following components within the Consolidated Statement of Financial Position:

(in millions)	2003	2002
Deferred income taxes (current)	$ 610	$ 512
Other long-term assets	378	421
Accrued income taxes	(44)	(83)
Other long-term liabilities	(81)	(52)
Net deferred tax assets	$ 863	$ 798

At December 31, 2003, the Company had available net operating loss carryforwards of approximately $704 million for income tax purposes, of which approximately $237 million has an indefinite carryforward period. The remaining $467 million expires between years 2004 and 2023. The Company has $137 million of unused foreign tax credits at December 31, 2003, with various expiration dates through 2008.

The valuation allowances as of December 31, 2003 and 2002 of $101 million and $72 million, respectively, are attributable to both foreign tax credits and certain net operating loss carryforwards outside the U.S. Based on projections of future taxable income, the Company would be able to utilize the foreign tax credits only if it were to forgo other tax benefits. Accordingly, a valuation allowance of $56 million has been recorded against these credits, as management believes it is more likely than not that the Company will be unable to realize these other tax benefits. The remaining $45 million of valuation allowance is attributable to net operating losses in jurisdictions outside the U.S. During 2003, the Company increased the valuation allowance by $29 million on these net operating losses, as management believes it is more likely than not that the Company will be unable to realize these net operating losses.

During 2002, the Company reduced the valuation allowance that had been provided for as of December 31, 2001 by $40 million. The $40 million decrease included $34 million related to net operating loss carryforwards in non-U.S. jurisdictions that expired in 2002. The balance of the reduction of $6 million related to net operating loss carryforwards for certain of its subsidiaries in Japan for which management believed that it was more likely than not that the Company would generate sufficient taxable income to realize these benefits.

The Company is currently utilizing net operating loss carryforwards to offset taxable income from its operations in China that have become profitable. The Company has been granted a tax holiday in China that becomes effective once the net operating loss carryforwards have been fully utilized. When the tax holiday becomes effective, the Company's tax rate in China will be zero percent for the first two years. For the following three years, the Company's tax rate will be 50% of the normal tax rate for the jurisdiction in which Kodak operates, which is currently 15%. Thereafter, the Company's tax rate will be 15%.

Retained earnings of subsidiary companies outside the U.S. were approximately $1,955 million and $1,817 million at December 31, 2003 and 2002, respectively. Deferred taxes have not been provided on such undistributed earnings, as it is the Company's policy to permanently reinvest its retained earnings, and it is not practicable to determine the deferred tax liability on such undistributed earnings in the event they were to be remitted. However, the Company periodically repatriates a portion of these earnings to the extent that it can do so tax-free.

NOTE 16: RESTRUCTURING COSTS AND OTHER

Currently, the Company is being adversely impacted by the progressing digital substitution. As the Company continues to adjust its operating model in light of changing business conditions, it is probable that ongoing cost reduction activities will be required from time to time.

In accordance with this, the Company periodically announces planned restructuring programs (Programs), which often consist of a number of restructuring initiatives. These Program announcements provide estimated ranges relating to the number of positions to be eliminated and the total restructuring charges to be incurred. The actual charges for initiatives under a Program are recorded in the period in which the Company commits to formalized restructuring plans or executes the specific actions contemplated by the Program and all criteria for restructuring charge recognition under the applicable accounting guidance have been met.

Restructuring Programs Summary

The activity in the accrued restructuring balances and the non-cash charges incurred in relation to all of the restructuring programs described below was as follows for fiscal 2003:

(in millions)	Balance Dec. 31, 2002	Costs Incurred	Adjustments	Cash Payments	Non-cash Settlements	Balance Dec. 31, 2003
Q3 2003 Program:						
Severance reserve	$ —	$ 231	$ —	$ (51)	$ —	$ 180
Exit costs reserve	—	40	—	(28)	—	12
Total reserve	$ —	$ 271	$ —	$ (79)	$ —	$ 192
Long-lived asset impairments	$ —	$ 109	$ —	$ —	$ (109)	$ —
Accelerated depreciation and inventory write-downs	—	22	—	—	(22)	—
Q1 2003 Program:						
Severance reserve	$ —	$ 67	$ —	$ (44)	$ —	$ 23
Exit costs reserve	—	8	—	(4)	—	4
Total reserve	$ —	$ 75	$ —	$ (48)	$ —	$ 27
Long-lived asset impairments	$ —	$ 5	$ —	$ —	$ (5)	$ —
Accelerated depreciation and inventory write-downs	—	25	—	—	(25)	—
Phogenix:						
Exit costs reserve	$ —	$ 9	$ —	$ —	$ —	$ 9
Long-lived asset impairments	—	6	—	—	(6)	—
Inventory write-downs	—	2	—	—	(2)	—
Q4 2002 Program:						
Severance reserve	$ 53	$ 21	$ —	$ (62)	$ —	$ 12
Exit costs reserve	17	—	—	(9)	—	8
Total reserve	$ 70	$ 21	$ —	$ (71)	$ —	$ 20
Accelerated depreciation and inventory write-downs	$ —	$ 24	$ —	$ —	$ (24)	$ —
2001 Programs:						
Severance reserve	$ 67	$ —	$ (12)	$ (49)	$ —	$ 6
Exit costs reserve	18	—	—	(5)	—	13
Total reserve	$ 85	$ —	$ (12)	$ (54)	$ —	$ 19
Total of all restructuring programs	$ 155	$ 569	$ (12)	$ (252)	$ (193)	$ 267

The costs incurred and adjustments, which total $557 million for the year ended December 31, 2003, include $73 million of charges related to accelerated depreciation and inventory write-downs, which were reported in cost of goods sold in the accompanying Consolidated Statement of Earnings for the year ended December 31, 2003. The remaining costs incurred and adjustments of $484 million were reported as restructuring costs and other in the accompanying Consolidated Statement of Earnings for the year ended December 31, 2003.

2004-2006 Restructuring Program

In addition to completing the remaining initiatives under the Third Quarter, 2003 Restructuring Program, the Company announced on January 22, 2004 that it plans to develop and execute a new cost reduction program throughout the 2004 to 2006 timeframe. The objective of these actions is to achieve a business model appropriate for the Company's traditional businesses, and to sharpen the Company's competitiveness in digital markets.

The Program is expected to result in total charges of $1.3 billion to $1.7 billion over the three-year period, of which $700 million to $900 million are related to severance, with the remainder relating to the disposal of buildings and equipment. Overall, Kodak's worldwide facility square footage will be reduced by approximately one-third. Approximately 12,000 to 15,000 positions worldwide are expected to be eliminated through these actions primarily in global manufacturing, selected traditional businesses and corporate administration. Maximum single year cash usage under the new program is expected to be approximately $200 million.

Third Quarter, 2003 Restructuring Program

During the third quarter of 2003, the Company announced that it intends to implement a series of cost reduction actions during the last two quarters of 2003 and the first two quarters of 2004, which were expected to result in pre-tax charges totaling $350 million to $450 million. It is anticipated that these actions will result in a reduction of approximately 4,500 to 6,000 positions worldwide primarily relating to the rationalization of global manufacturing assets, reduction of corporate administration and R&D, and the consolidation of the infrastructure and administration supporting the Company's consumer imaging and professional products and services operations.

The Company implemented certain actions under this Program during 2003. As a result of these actions, the Company recorded charges of $381 million in continuing operations in 2003, which was composed of severance, long-lived asset impairments, exit costs and inventory write-downs of $231 million, $109 million, $40 million and $1 million, respectively. The severance costs related to the elimination of approximately 3,850 positions, including approximately 1,675 manufacturing, 1,125 administrative, 800 photofinishing and 250 research and development positions. The geographic composition of the positions to be eliminated includes approximately 2,550 in the United States and Canada and 1,300 throughout the rest of the world. The reduction of the 3,850 positions and the $271 million charges for severance and exit costs are reflected in the Third Quarter, 2003 Restructuring Program table below. The $109 million charge for long-lived asset impairments was included in restructuring costs and other in the accompanying Consolidated Statement of Earnings for the year ended December 31, 2003. The charges taken for inventory write-downs of $1 million were reported in cost of goods sold in the accompanying Consolidated Statement of Earnings for the year ended December 31, 2003.

The following table summarizes the activity with respect to the severance charges and exit costs recorded in connection with the focused cost reductions that were announced in the third quarter of 2003 and the remaining balances in the related reserves at December 31, 2003:

(dollars in millions)	Number of Employees	Severance Reserve	Exit Costs Reserve	Total
Q3, 2003 charges	1,700	$ 123	$ —	$ 123
Q3, 2003 utilization	(100)	(3)	—	(3)
Balance at 9/30/03	1,600	120	—	120
Q4, 2003 charges	2,150	108	40	148
Q4, 2003 utilization	(2,025)	(48)	(28)	(76)
Balance at 12/31/03	1,725	$ 180	$ 12	$ 192

The severance charges of $231 million and the exit costs of $40 million taken in 2003 were reported in restructuring costs and other in the accompanying Consolidated Statement of Earnings for the year ended December 31, 2003. The severance costs and exit costs require the outlay of cash, while the long-lived asset impairments and inventory write-downs represent non-cash items. Severance payments relating to the third quarter restructuring actions will be paid during the period through 2005, since, in many instances, the employees whose positions were eliminated can elect or are required to receive their severance payments over an extended period of time. Most exit costs are expected to be paid during 2004. However, certain costs, such as long-term lease payments, will be paid over periods after 2004.

As a result of initiatives implemented under the Third Quarter, 2003 Restructuring Program, the Company recorded $21 million of accelerated depreciation on long-lived assets in cost of goods sold in the accompanying Consolidated Statement of Earnings for the year ended December 31, 2003. The accelerated depreciation relates to long-lived assets accounted for under the held and used model of SFAS No. 144. The year-to-date amount of $21 million relates to $20 million of manufacturing facilities and equipment and $1 million of photofinishing facilities and equipment that will be used until their abandonment. The Company will incur accelerated depreciation charges of $10 million, $8 million and $1 million in the first, second and third quarters of 2004, respectively, as a result of the initiatives implemented under the Third Quarter, 2003 Restructuring Program.

With respect to the Third Quarter, 2003 Program, the Company anticipates completing the remaining initiatives originally contemplated under the Program by the end of the second quarter of 2004. As a result of these initiatives, an additional 1,700 to 1,900 positions will be eliminated throughout the world by the end of the second quarter of 2004. The estimated cost to complete these remaining initiatives will be in the range of $150 million to $170 million.

First Quarter, 2003 Restructuring Program

In the early part of the first quarter of 2003, as part of its continuing focused cost reduction efforts and in addition to the remaining initiatives under the Fourth Quarter, 2002 Restructuring Program, the Company announced its First Quarter, 2003 Restructuring Program that included new initiatives to further reduce employment within a range of 1,800 to 2,200 employees. A significant portion of these new initiatives relate to the rationalization of the Company's photofinishing operations in the U.S. and Europe. Specifically, as a result of declining film and photofinishing volumes and in response to global economic and political conditions, the Company began to implement initiatives to 1) close certain photofinishing operations in the U.S. and EAMER, 2) rationalize manufacturing capacity by eliminating manufacturing positions on a worldwide basis, and 3) eliminate selling, general and administrative positions, particularly in the Photography segment.

The total restructuring charge for continuing operations recorded in 2003 relating to the First Quarter, 2003 Restructuring Program was $81 million, which was composed of severance, exit costs, long-lived asset impairments and inventory write-downs of $67 million, $8 million, $5 million and $1 million, respectively. The severance charge related to the elimination of 1,850 positions, including approximately 1,225 photofinishing, 325 administrative and 300 manufacturing positions. The geographic composition of the 1,850 positions to be eliminated includes approximately 1,100 in the United States and Canada and 750 throughout the rest of the world. The reduction of 1,850 positions and the total severance and exit charges of $75 million are reflected in the First Quarter, 2003 Restructuring Program table below. The remaining actions anticipated under the First Quarter, 2003 Restructuring Program are expected to be completed during the first quarter of 2004.

The following table summarizes the activity with respect to the severance and exit costs charges recorded in connection with the focused cost reductions that were announced in the first quarter of 2003 and the remaining balances in the related reserves at December 31, 2003:

(dollars in millions)	Number of Employees	Severance Reserve	Exit Costs Reserve	Total
Q1, 2003 charges	425	$ 28	$ —	$ 28
Q1, 2003 utilization	(150)	(2)	—	(2)
Balance at 3/31/03	275	26	—	26
Q2, 2003 charges	500	20	4	24
Q2, 2003 utilization	(500)	(13)	—	(13)
Balance at 6/30/03	275	33	4	37
Q3, 2003 charges	925	19	4	23
Q3, 2003 utilization	(400)	(12)	(1)	(13)
Balance at 9/30/03	800	40	7	47
Q4, 2003 utilization	(625)	(17)	(3)	(20)
Balance at 12/31/03	175	$ 23	$ 4	$ 27

The charges of $80 million for severance, long-lived asset impairments and exit costs reserves were reported in restructuring costs and other in the accompanying Consolidated Statement of Earnings for the year ended December 31, 2003. The charges taken for inventory write-downs of $1 million were reported in cost of goods sold in the accompanying Consolidated Statement of Earnings for the year ended December 31, 2003. The severance and exit costs require the outlay of cash, while the inventory write-downs and long-lived asset impairments represent non-cash items. Severance payments will be paid during the period through 2005 since, in many instances, the employees whose positions were eliminated can elect or are required to receive their severance payments over an extended period of time. Most exit costs are expected to be paid during 2004. However, certain costs, such as long-term lease payments, will be paid over periods after 2004.

As a result of initiatives implemented under the First Quarter, 2003 Restructuring Program, the Company recorded $24 million of accelerated depreciation on long-lived assets in cost of goods sold in the accompanying Consolidated Statement of Earnings for the year ended December 31, 2003. The accelerated depreciation relates to long-lived assets accounted for under the held and used model of SFAS No. 144. The year-to-date amount of $24 million relates to lab equipment used in photofinishing that will be used until their abandonment. The Company will incur accelerated depreciation charges of $8 million in the first quarter of 2004 and $1 million in the second quarter of 2004 as a result of the initiatives implemented under the First Quarter, 2003 Restructuring Program.

In addition to the $105 million of restructuring charges recorded in 2003 under the First Quarter, 2003 Restructuring Program, the Company recorded $17 million of charges in the second quarter associated with the Company's exit from the Photography segment's Phogenix joint venture with Hewlett Packard. The $17 million charge included approximately $2 million of inventory write-downs, $6 million of long-lived asset impairments and $9 million of exit costs. The inventory write-downs were reported in cost of goods sold in the accompanying Consolidated Statement of Earnings for the year ended December 31, 2003. The long-lived asset impairments and exit costs were reported in restructuring costs and other in the accompanying Consolidated Statement of Earnings for the year ended December 31, 2003. The exit costs, which represent the only cash portion of the charge, are expected to be paid during 2004.

Fourth Quarter, 2002 Restructuring Program

During the fourth quarter of 2002, the Company announced a planned Program consisting of a number of focused cost reduction initiatives designed to deploy manufacturing assets more effectively in order to provide competitively-priced products to the global market. In the announcement, the Company discussed the restructuring initiatives under its Fourth Quarter, 2002 Restructuring Program that would begin in the fourth quarter of 2002 and extend into 2003. These initiatives were expected to affect a total of 1,300 to 1,700 positions worldwide, including approximately 150 positions in the Company's U.S. research and development organizations, 500 positions in its U.S. one-time-use camera assembly operations, 300 positions in its Mexico sensitizing operations and 550 positions in its global manufacturing and logistics organization. Specific initiatives included the relocation of the one-time-use camera assembly operations in

Rochester, New York and the graphic arts and x-ray film sensitizing operations in Mexico to other Kodak locations.

The total restructuring charge for continuing operations recorded in 2002 for these initiatives that were implemented was $116 million, which was composed of severance, inventory write-downs, long-lived asset impairments and exit costs of $55 million, $7 million, $37 million and $17 million, respectively. The severance charge related to the elimination of 1,150 positions, including approximately 525 manufacturing and logistics, 300 service and photofinishing, 175 administrative and 150 research and development positions. The geographic composition of the 1,150 positions eliminated included approximately 775 in the United States and Canada and 375 throughout the rest of the world. The charge for the long-lived asset impairments includes the write-off of $13 million relating to equipment used in the manufacture of cameras and printers, $13 million for sensitized manufacturing equipment, $5 million for lab equipment used in photofinishing and $6 million for other assets that were scrapped or abandoned immediately. The reduction of 1,150 positions and the $72 million charge for severance and exit costs are reflected in the Fourth Quarter, 2002 Restructuring Program table below. These amounts exclude the fourth quarter elimination of 150 positions and the restructuring charges relating to the shutdown of Kodak Global Imaging, Inc., as these charges were reflected in the loss from discontinued operations for the year ended December 31, 2002.

During 2003, the Company recorded additional severance charges of $21 million in continuing operations relating to 675 positions that were contemplated under its Fourth Quarter, 2002 Restructuring Program, including the relocation of Mexican sensitizing operations and the U.S. one-time-use camera assembly operations. The 675 positions that were eliminated included approximately 500 manufacturing and 175 administrative positions. The geographic composition of the 675 positions included approximately 425 in the U.S. and Canada and 250 throughout the rest of the world. The reduction of 675 positions and the related severance charges of $21 million are reflected in the Fourth Quarter, 2002 Restructuring Program table below. All actions anticipated under the Fourth Quarter, 2002 Restructuring Program were completed in the third quarter of 2003. A total of 1,825 positions were eliminated under the Fourth Quarter, 2002 Restructuring Program.

The following table summarizes the activity with respect to the severance and exit costs charges recorded in connection with the focused cost reductions that were announced in the fourth quarter of 2002 and the remaining balance in the related reserves at December 31, 2003:

(dollars in millions)	Number of Employees	Severance Reserve	Exit Costs Reserve	Total
Q4, 2002 charges	1,150	$ 55	$ 17	$ 72
Q4, 2002 utilization	(250)	(2)	—	(2)
Balance at 12/31/02	900	53	17	70
Q1, 2003 charges	450	16	—	16
Q1, 2003 utilization	(850)	(24)	(2)	(26)
Balance at 3/31/03	500	45	15	60
Q2, 2003 charges	25	1	—	1
Q2, 2003 utilization	(500)	(11)	(4)	(15)
Balance at 6/30/03	25	35	11	46
Q3, 2003 charges	200	4	—	4
Q3, 2003 utilization	(225)	(8)	(2)	(10)
Balance at 9/30/03	0	31	9	40
Q4, 2003 utilization	0	(19)	(1)	(20)
Balance at 12/31/03	0	$ 12	$ 8	$ 20

The severance charges taken in 2003 of $21 million were reported in restructuring costs and other in the accompanying Consolidated Statement of Earnings for the year ended December 31, 2003. The severance and exit costs require the outlay of cash, while the inventory write-downs and long-lived asset impairments represent non-cash items. Severance payments will continue into 2004 since, in many instances, the employees whose positions were eliminated can elect or are required to receive their severance payments over an extended period of time. Most exit costs are expected to be paid during 2004. However, certain costs, such as long-term lease payments, will be paid over periods after 2004.

As a result of initiatives implemented under the Fourth Quarter, 2002 Restructuring Program, the Company recorded $24 million of accelerated depreciation on long-lived assets in cost of goods sold in the accompanying Consolidated Statement of Earnings for the year ended December 31, 2003. The accelerated depreciation relates to long-lived assets accounted for under the held and used model of SFAS No. 144, and the full year amount of $24 million was comprised of $15 million relating to equipment used in the manufacture of cameras, $6 million for lab equipment used in photofinishing and $3 million for sensitized manufacturing equipment that was used until their abandonment in 2003.

2001 Restructuring Programs

At December 31, 2002, the Company had remaining severance and exit costs reserves of $67 million and $18 million, respectively, relating to the restructuring plans it implemented during 2001. During the first quarter of 2003, the Company completed the severance actions associated with the 2001 Restructuring Programs and recorded a reversal of $12 million of reserves through restructuring costs and other in the accompanying

Consolidated Statement of Earnings for the year ended December 31, 2003. The completion of the 2001 Restructuring Programs resulted in the elimination of the remaining 200 positions included in the original plans. A total of 6,425 positions were eliminated under the 2001 Restructuring Programs.

The remaining severance reserve of $6 million as of December 31, 2003 has not been paid since, in many instances, the employees whose positions were eliminated could elect or were required to receive their severance payments over an extended period of time. However, these payments will be made by the end of 2004. Most of the remaining exit costs reserves of $13 million as of December 31, 2003 represent long-term lease payments, which will be paid over periods after 2004.

NOTE 17: RETIREMENT PLANS

Substantially all U.S. employees are covered by a noncontributory defined benefit plan, the Kodak Retirement Income Plan (KRIP), which is funded by Company contributions to an irrevocable trust fund. The funding policy for KRIP is to contribute amounts sufficient to meet minimum funding requirements as determined by employee benefit and tax laws plus additional amounts the Company determines to be appropriate. Generally, benefits are based on a formula recognizing length of service and final average earnings. Assets in the fund are held for the sole benefit of participating employees and retirees. The assets of the trust fund are comprised of corporate equity and debt securities, U.S. government securities, partnership and joint venture investments, interests in pooled funds, and various types of interest rate, foreign currency and equity market financial instruments. At December 31, 2001, Kodak common stock represented approximately 3.4% of trust assets. In December 2002, in connection with Wilshire Associates' recommendation that KRIP eliminate its investments in specialty sector U.S. equities, the Company purchased the 7.4 million shares of Kodak common stock held by KRIP for $260 million.

On March 25, 1999, the Company amended this plan to include a separate cash balance formula for all U.S. employees hired after February 1999. All U.S. employees hired prior to that date were granted the option to choose the KRIP plan or the Cash Balance Plus plan. Written elections were made by employees in 1999, and were effective January 1, 2000. The Cash Balance Plus plan credits employees' accounts with an amount equal to 4% of their pay, plus interest based on the 30-year treasury bond rate. In addition, for employees participating in this plan and the Company's defined contribution plan, the Savings and Investment Plan (SIP), the Company will match SIP contributions for an amount up to 3% of pay, for employee contributions of up to 5% of pay. Company contributions to SIP were $15 million, $14 million and $15 million for 2003, 2002 and 2001, respectively. As a result of employee elections to the Cash Balance Plus plan, the reductions in future pension expense will be almost entirely offset by the cost of matching employee contributions to SIP. The impact of the Cash Balance Plus plan is shown as a plan amendment.

The Company also sponsors unfunded defined benefit plans for certain U.S. employees, primarily executives. The benefits of these plans are obtained by applying KRIP provisions to all compensation, including amounts being deferred, and without regard to the legislated qualified plan maximums, reduced by benefits under KRIP.

Most subsidiaries and branches operating outside the U.S. have defined benefit retirement plans covering substantially all employees. Contributions by the Company for these plans are typically deposited under government or other fiduciary-type arrangements. Retirement benefits are generally based on contractual agreements that provide for benefit formulas using years of service and/or compensation prior to retirement. The actuarial assumptions used for these plans reflect the diverse economic environments within the various countries in which the Company operates.

The measurement date used to determine the pension obligation for all major funded and unfunded U.S. and Non-U.S. defined benefit plans comprising a majority of the plan assets and benefit obligations is December 31.

The net pension amounts recognized on the Consolidated Statement of Financial Position at December 31, 2003 and 2002 for all major funded and unfunded U.S. and Non-U.S. defined benefit plans are as follows:

	2003		2002	
(in millions)	U.S.	Non-U.S.	U.S.	Non-U.S.
Change in Benefit Obligation				
Projected benefit obligation at January 1	$ 6,213	$ 2,594	$ 5,939	$ 2,099
New plans	—	—	25	13
Service cost	119	38	106	33
Interest cost	408	148	421	131
Participant contributions	—	14	—	9
Plan amendment	—	18	3	(46)
Benefit payments	(692)	(173)	(713)	(141)
Actuarial loss	512	92	432	227
Curtailments	(1)	(2)	—	—
Settlements	—	(6)	—	—
Special termination benefits	—	26	—	—
Currency adjustments	—	382	—	269
Projected benefit obligation at December 31	$ 6,559	$ 3,131	$ 6,213	$ 2,594
Change in Plan Assets				
Fair value of plan assets at January 1	$ 5,790	$ 1,805	$ 6,372	$ 1,731
New plans	—	—	33	13
Actual return on plan assets	1,381	378	75	(106)
Employer contributions	24	126	23	105
Participant contributions	—	14	—	10
Settlements	—	(6)	—	—
Benefit payments	(692)	(173)	(713)	(141)
Currency adjustments	—	288	—	193
Fair value of plan assets at December 31	$ 6,503	$ 2,432	$ 5,790	$ 1,805
Funded Status at December 31	$ (56)	$ (699)	$ (423)	$ (789)
Unrecognized:				
Net transition obligation (asset)	—	(3)	2	(7)
Net actuarial loss	682	856	975	899
Prior service cost (gain)	7	36	8	(21)
Net amount recognized at December 31	$ 633	$ 190	$ 562	$ 82

Amounts recognized in the Statement of Financial Position for all major funded and unfunded U.S. and Non-U.S. defined benefit plans are as follows:

	2003		2002	
(in millions)	U.S.	Non-U.S.	U.S.	Non-U.S.
Prepaid pension cost	$ 790	$ 350	$ 712	$ 260
Accrued benefit liability	(157)	(160)	(150)	(178)
Additional minimum pension liability	(91)	(572)	(78)	(706)
Intangible asset	3	95	5	112
Accumulated other comprehensive income	88	477	73	594
Net amount recognized at December 31	$ 633	$ 190	$ 562	$ 82

The prepaid pension cost asset amounts for the U.S. and Non-U.S. at December 31, 2003 and 2002 are included in other long-term assets. The accrued benefit liability and additional minimum pension liability amounts (net of the intangible asset amounts) for the U.S. and Non-U.S. at December 31, 2003 and 2002 are included in postretirement liabilities. The accumulated other comprehensive income amounts for the U.S. and Non-U.S. at December 31, 2003 and 2002 are included as a component of shareholders' equity, net of taxes.

The accumulated benefit obligations for all the major funded and unfunded U.S. and Non-U.S. defined benefit plans are as follows:

	2003		2002	
(in millions)	U.S.	Non-U.S.	U.S.	Non-U.S.
Accumulated benefit obligation	$ 5,657	$ 2,864	$ 5,411	$ 2,376

Information with respect to the major funded and unfunded U.S. and Non-U.S. defined benefit plans with an accumulated benefit obligation in excess of plan assets is as follows:

	2003		2002	
(in millions)	U.S.	Non-U.S.	U.S.	Non-U.S.
Projected benefit obligation	$ 342	$ 2,754	$ 315	$ 2,333
Accumulated benefit obligation	315	2,514	284	2,137
Fair value of plan assets	67	2,075	52	1,557

Pension expense (income) for all defined benefit plans included:

	2003		2002		2001	
(in millions)	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.
Service cost	$ 119	$ 38	$ 106	$ 33	$ 102	$ 41
Interest cost	408	148	421	131	426	120
Expected return on plan assets	(582)	(177)	(677)	(165)	(599)	(159)
Amortization of:						
Transition obligation (asset)	2	(3)	(54)	(3)	(57)	(3)
Prior service cost	2	(30)	1	(21)	1	(15)
Actuarial loss	4	31	3	39	2	4
	(47)	7	(200)	14	(125)	(12)
Special termination benefits	—	30	—	27	—	13
Settlements	—	2	—	—	—	—
Net pension (income) expense	(47)	39	(200)	41	(125)	1
Other plans including unfunded plans	—	17	3	49	16	66
Total net pension (income) expense	$ (47)	$ 56	$ (197)	$ 90	$ (109)	$ 67

The special termination benefits of $30 million, $27 million and $13 million for the years ended December 31, 2003, 2002 and 2001, respectively, were incurred as a result of the Company's restructuring actions and, therefore, have been included in restructuring costs and other in the Consolidated Statement of Earnings.

The increase (decrease) in the additional minimum liability (net of the change in the intangible asset) included in other comprehensive income for the major funded and unfunded U.S. and Non-U.S. defined benefit plans is as follows:

	2003		2002	
	U.S.	Non-U.S.	U.S.	Non-U.S.
Increase (decrease) in the additional minimum liability (net of the change in the intangible asset) included in other comprehensive income	$ 14	$ (175)	$ 26	$ 544

The weighted-average assumptions used to determine the benefit obligation amounts for all major funded and unfunded U.S. and Non-U.S. defined benefit plans were as follows:

	2003		2002	
	U.S.	Non-U.S.	U.S.	Non-U.S.
Discount rate	6.00%	5.40%	6.50%	5.40%
Salary increase rate	4.25%	3.20%	4.25%	3.30%

The weighted-average assumptions used to determine net pension (income) expense for all the major funded and unfunded U.S. and Non-U.S. defined benefit plans were as follows:

	2003		2002	
	U.S.	Non-U.S.	U.S.	Non-U.S.
Discount rate	6.50%	5.40%	7.25%	5.90%
Salary increase rate	4.25%	3.30%	4.25%	3.10%
Expected long-term rate of return on plan assets	9.00%	7.90%	9.50%	8.60%

Of the total plan assets attributable to the major U.S. defined benefit plans at December 31, 2003 and 2002, 98% and 99%, respectively, relate to the KRIP plan. The expected long-term rate of return on plan assets assumption (EROA) is determined from the plan's asset allocation using forward-looking assumptions in the context of historical returns, correlations and volatilities. The plan lowered its EROA from 9.5% in 2002 to 9% in 2003 based on an asset and liability modeling study that was completed in September 2002. A 9% EROA will be maintained for 2004.

The investment strategy is to manage the assets of the plan to meet the long-term liabilities while maintaining sufficient liquidity to pay current benefits. This is primarily achieved by holding equity-like investments while investing a portion of the assets in long duration bonds in order to match the long-term nature of the liabilities. The Company will periodically undertake an asset and liability modeling study because of a material shift in the plan's liability profile or changes in the capital markets.

The Company's weighted-average asset allocations for its major U.S. defined benefit pension plans at December 31, 2003 and 2002, by asset category, are as follows:

Asset Category	2003	2002	Target
Equity securities	43%	41%	40%-46%
Debt securities	34%	33%	31%-37%
Real estate	6%	7%	6%-7%
Other	17%	19%	23%-10%
Total	100%	100%	100%

The Other asset category, in the table above, is primarily composed of private equity, venture capital, cash and other investments.

The Company expects to contribute approximately $5 million in 2004 to one of its defined benefit pension plans in the U.S.

NOTE 18: OTHER POSTRETIREMENT BENEFITS

The Company provides healthcare, dental and life insurance benefits to U.S. eligible retirees and eligible survivors of retirees. Generally, to be eligible for the plan, individuals retiring prior to January 1, 1996 were required to be 55 years of age with ten years of service or their age plus years of service must have equaled or exceeded 75. For those retiring after December 31, 1995, the individuals must be 55 years of age with ten years of service or have been eligible as of December 31, 1995. Based on the eligibility requirements, these benefits are provided to U.S. retirees who are covered by the Company's KRIP plan and are funded from the general assets of the Company as they are incurred. However, those under the Cash Balance portion of the KRIP plan would be required to pay the full cost of their benefits under the plan. The Company's subsidiaries in the United Kingdom and Canada offer similar healthcare benefits.

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) was signed into law. The Act introduces two new features, including (1) a subsidy to plan sponsors based on 28 percent of an individual beneficiary's annual prescription drug costs between $250 and $5,000, and (2) the opportunity for a retiree to obtain a prescription drug benefit under Medicare. Given the uncertainty as to whether an employer that provides postretirement prescription drug coverage should recognize the effects of the Act on its benefit obligation and benefit cost, when those effects should be recognized, and how they should be accounted for, the FASB issued FSP 106-1 on January 12, 2004. Due to the timing of the signing of the Act, FSP 106-1 recognized that companies may not have sufficient time to gather the necessary information to measure the impacts of the Act prior to the issuance of their financial statements, as well as sufficient guidance to ensure that the accounting is in accordance with accounting principles generally accepted in the U.S. Due to the fact that the specific authoritative accounting guidance for the features under the Act are pending, FSP 106-1 provides companies the option to defer the accounting for the effects of the Act until such time as the guidance is finalized, and the Company has made such election. Accordingly, the measures of net benefit obligation and net postretirement benefit cost included in the accompanying consolidated financial statements do not reflect any effects from the Act. However, if the Company's postretirement plan in the U.S. experiences an event such as a significant amendment, curtailment or settlement prior to the finalization of the guidance, the Company will be required to account for the estimated impacts. When the accounting guidance is ultimately issued, any previously reported information on the impacts of the Act may need to change.

The measurement date used to determine the net benefit obligation for the Company's other postretirement benefit plans is December 31.

Changes in the Company's benefit obligation and funded status for the U.S., United Kingdom and Canada postretirement plans are as follows:

(in millions)	2003	2002
Net benefit obligation at beginning of year	$ 3,687	$ 3,110
Service cost	17	16
Interest cost	213	213
Plan participants' contributions	6	4
Plan amendments	(30)	31
Actuarial (gain) loss	(117)	549
Curtailments	1	—
Benefit payments	(254)	(239)
Currency adjustments	15	3
Net benefit obligation at end of year	$ 3,538	$ 3,687
Funded status at end of year	$ (3,538)	$ (3,687)
Unamortized net actuarial loss	1,415	1,600
Unamortized prior service cost	(326)	(360)
Net amount recognized and recorded at end of year	$ (2,449)	$ (2,447)

Postretirement benefit cost for the Company's U.S., United Kingdom and Canada postretirement benefit plans included:

(in millions)	2003	2002	2001
Components of net postretirement benefit cost			
Service cost	$ 17	$ 16	$ 15
Interest cost	213	213	199
Amortization of:			
Prior service cost	(61)	(60)	(60)
Actuarial loss	68	58	39
	237	227	193
Curtailments	1	—	—
Total net postretirement benefit cost	$ 238	$ 227	$ 193

The U.S. plan represents approximately 97% and 98% of the total other postretirement net benefit obligation as of December 31, 2003 and 2002, respectively, and, therefore, the weighted-average assumptions

Financials

used to compute the other postretirement benefit amounts approximate the U.S. assumptions.

The weighted-average assumptions used to determine the net benefit obligations were as follows:

	2003	2002
Discount rate	6.00%	6.50%
Salary increase rate	4.25%	4.25%

The weighted-average assumptions used to determine the net postretirement benefit cost were as follows:

	2003	2002
Discount rate	6.50%	7.25%
Salary increase rate	4.25%	4.25%

The weighted-average assumed healthcare cost trend rates used to compute the other postretirement amounts were as follows:

	2003	2002
Healthcare cost trend	11.00%	12.00%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2010	2010

Assumed healthcare cost trend rates have a significant effect on the amounts reported for the healthcare plans. A one percentage point change in assumed healthcare cost trend rates would have the following effects:

	1% increase	1% decrease
Effect on total service and interest cost	$ 7	$ (7)
Effect on postretirement benefit obligation	119	(108)

The Company expects to pay benefits of $258 million for its U.S. other postretirement benefits plan in 2004.

NOTE 19: ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME

The components of accumulated other comprehensive (loss) income at December 31, 2003, 2002 and 2001 were as follows:

(in millions)	2003	2002	2001
Accumulated unrealized holding gains (losses) related to available-for-sale securities	$ 11	$ —	$ (6)
Accumulated unrealized losses related to hedging activity	(15)	(9)	(5)
Accumulated translation adjustments	107	(306)	(524)
Accumulated minimum pension liability adjustments	(334)	(456)	(62)
Total	$(231)	$(771)	$(597)

NOTE 20: STOCK OPTION AND COMPENSATION PLANS

The Company's stock incentive plans consist of the 2000 Omnibus Long-Term Compensation Plan (the 2000 Plan), the 1995 Omnibus Long-Term Compensation Plan (the 1995 Plan) and the 1990 Omnibus Long-Term Compensation Plan (the 1990 Plan). The Plans are administered by the Executive Compensation and Development Committee of the Board of Directors.

Under the 2000 Plan, 22 million shares of the Company's common stock may be granted to a variety of employees between January 1, 2000 and December 31, 2004. The 2000 Plan is substantially similar to, and is intended to replace, the 1995 Plan, which expired on December 31, 1999. Stock options are generally non-qualified and are at prices not less than 100% of the per share fair market value on the date of grant, and the options generally expire ten years from the date of grant, but may expire sooner if the optionee's employment terminates. The 2000 Plan also provides for Stock Appreciation Rights (SARs) to be granted, either in tandem with options or freestanding. SARs allow optionees to receive payment equal to the increase in the Company's stock market price from the grant date to the exercise date. At December 31, 2003, 52,215 freestanding SARs were outstanding at option prices ranging from $23.25 to $62.44. Compensation expense recognized in 2003 on those freestanding SARs, which had option prices less than the market value of the Company's underlying common stock, was not material.

Under the 1995 Plan, 22 million shares of the Company's common stock were eligible for grant to a variety of employees between February 1, 1995 and December 31, 1999. Stock options are generally non-qualified and are at prices not less than 100% of the per share fair market value on the date of grant, and the options generally expire ten years from the date of grant, but may expire sooner if the optionee's employment terminates. The 1995 Plan also provides for SARs to be granted, either in tandem with options or freestanding. At December 31, 2003, 319,409 freestanding SARs were outstanding at option prices ranging from $31.30 to $90.63.

Under the 1990 Plan, 22 million shares of the Company's common stock were eligible for grant to key employees between February 1, 1990 and January 31, 1995. The stock options, which were generally non-qualified, could not have prices less than 50% of the per share fair market value on the date of grant; however, no options below fair market value were granted. The options generally expire ten years from the date of grant, but may expire sooner if the optionee's employment terminates. The 1990 Plan also provided that options with dividend equivalents, tandem SARs and freestanding SARs could be granted. At December 31, 2003, 41,034 freestanding SARs were outstanding at option prices ranging from $30.25 to $44.50.

In January 2002, the Company's shareholders voted in favor of a voluntary stock option exchange program for its employees. Under the program, employees were given the opportunity, if they so chose, to cancel outstanding stock options previously granted to them at exercise prices ranging from $26.90 to $92.31, in exchange for new options to be granted on or shortly after August 26, 2002, over six months and one day from February 22, 2002, the date the old options were canceled. The number of shares subject to the new options was determined by applying an exchange ratio in the range of 1:1 to 1:3 (i.e., one new option share for every three canceled option shares) based on the exercise price of the canceled option. As a result of the exchange program, approximately 23.7 million old options were canceled on February 22, 2002, with approximately 16 million new options granted on, or shortly after, August 26, 2002. The exchange program did not result in variable accounting, as it was designed to comply with FASB Interpretation No. 44 (FIN 44), "Accounting for Certain Transactions Involving Stock-Based Compensation." Also, the new options had an exercise price equal to the fair market value of the Company's common stock on the new grant date, so no compensation expense was recorded as a result of the exchange program.

Further information relating to options is as follows:

(amounts in thousands, except per share amounts)	Shares Under Option	Range of Price Per Share	Weighted-Average Exercise Price Per Share
Outstanding on December 31, 2000	44,846	$32.50-$92.31	$60.87
Granted	8,575	$26.90-$48.34	$36.49
Exercised	615	$32.50-$43.18	$35.91
Terminated, Canceled or Surrendered	2,351	$32.50-$90.75	$50.33
Outstanding on December 31, 2001	50,455	$25.92-$92.31	$57.53
Granted	20,155	$26.30-$38.04	$32.72
Exercised	1,581	$26.90-$37.74	$32.05
Terminated, Canceled or Surrendered	26,752	$26.90-$92.31	$54.58
Outstanding on December 31, 2002	42,277	$25.92-$92.31	$48.52
Granted	1,595	$22.58-$38.85	$28.45
Exercised	392	$29.31-$32.50	$31.28
Terminated, Canceled or Surrendered	3,931	$26.82-$86.94	$44.49
Outstanding on December 31, 2003	39,549	$22.58-$92.31	$48.30
Exercisable on December 31, 2001	31,571	$26.90-$92.31	$63.54
Exercisable on December 31, 2002	31,813	$25.92-$92.31	$52.49
Exercisable on December 31, 2003	32,593	$22.58-$92.31	$51.30

The table above excludes approximately 68 (in thousands) options granted by the Company in 2001 at an exercise price of $.05-$21.91 as part of an acquisition. At December 31, 2003, approximately 30 (in thousands) stock options were outstanding in relation to this acquisition.

The following table summarizes information about stock options at December 31, 2003:

(number of options in thousands)		Options Outstanding			Options Exercisable	
Range of Exercise Prices At Least	Less Than	Options	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
$20 -	$30	1,524	8.82	$26.87	491	$29.12
$30 -	$40	18,831	6.60	$32.42	13,506	$31.85
$40 -	$50	2,431	1.90	$43.78	2,220	$43.96
$50 -	$60	3,738	4.21	$55.28	3,466	$55.37
$60 -	$70	6,054	4.50	$65.42	5,941	$65.43
$70 -	$80	4,642	3.04	$73.26	4,640	$73.26
Over $80		2,329	3.17	$89.94	2,329	$89.94
		39,549			32,593	

NOTE 21: ACQUISITIONS

2003

The Company had a commitment under a put option arrangement with the Burrell Companies, unaffiliated entities, whereby the shareholders of those Burrell Companies had the ability to put 100% of the stock to Kodak for a fixed price plus the assumption of debt. The option first became exercisable on October 1, 2002 and was ultimately exercised during the Company's fourth quarter ended December 31, 2002. Accordingly, on February 5, 2003, the Company acquired the Burrell Companies for a total purchase price of approximately $63 million, which was composed of approximately $54 million in cash and $9 million in assumed debt. As the Company did not want to operate the business, they immediately entered into negotiations to sell the operations. As negotiations proceeded, the Company determined that the consideration expected in connection with the sale would not be sufficient to recover the carrying value of the assets. Accordingly, the Company recorded an impairment charge of $9 million in the second quarter of 2003. This charge is reflected in the selling, general and administrative component within the accompanying Consolidated Statement of Earnings for the year ended December 31, 2003. The Company ultimately closed on the sale of the Burrell Companies on October 6, 2003. The difference between the sale proceeds and the carrying value of the net assets in the Burrell Companies upon disposition was not material.

During the first quarter, the Company paid approximately $21 million for the rights to certain technology. As this technology was still in the development phase and not yet ready for commercialization, it qualified as in-process research and development. Additionally, management determined that there are no alternative future uses for this technology beyond its initial intended application. Accordingly, the entire purchase price was expensed in the year ended December 31, 2003 as research and development costs in the accompanying Consolidated Statement of Earnings.

During the second quarter, the Company purchased Applied Science Fiction's proprietary rapid film processing technology and other assets for approximately $32 million in cash. Of the $32 million in purchase price, approximately $16 million represented goodwill. The balance of the purchase price of approximately $16 million was allocated to the acquired intangible assets, consisting of developed technologies, which have useful lives ranging from two to six years.

On October 7, 2003, Kodak acquired all of the outstanding shares of PracticeWorks, Inc. (PracticeWorks), a leading provider of dental practice management software (DPMS) and digital radiographic imaging systems, for approximately $475 million in cash, inclusive of transaction costs. Accordingly, Kodak also became the 100% owner of Paris-based subsidiary, Trophy Radiologie, S.A., a developer and manufacturer of dental digital radiography equipment, which PracticeWorks acquired in December 2002. This acquisition will enable Kodak's Health Imaging business to offer its customers a full spectrum of dental imaging products and services from traditional film to digital radiography and photography. Earnings from continuing operations for 2003 include the results of PracticeWorks from the date of acquisition.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition. The allocation of the purchase price presented below is subject to refinement.

(in millions)	At October 7, 2003
Current assets	$ 52
Intangible assets (including in-process R&D)	179
Other non-current assets (including PP&E)	53
Goodwill	350
Total assets acquired	$634
Current liabilities	$ 71
Long-term debt	23
Other non-current liabilities	65
Total liabilities assumed	$159
Net assets acquired	$475

Of the $179 million of acquired intangible assets, $10 million was assigned to research and development assets that were written off at the date of acquisition. This amount was determined by identifying research and development projects that had not yet reached technological feasibility and for which no alternative future uses exist. As of the acquisition date, there were two projects that met these criteria. The value of the projects identified to be in progress was determined by estimating the future cash flows from the projects once commercialized, less costs to complete development, and discounting these net cash flows back to their present value. The discount rate used for these projects was 14%. The charges for the write-off were included as research and development costs in the Company's Consolidated Statement of Earnings for the year ended December 31, 2003.

The remaining $169 million of intangible assets have useful lives ranging from three to eighteen years. The intangible assets that make up that amount include customer relationships of $123 million (eighteen-year weighted-average useful life), developed technology of $44 million (seven-year weighted-average useful life), and other assets of $2 million (three-year weighted-average useful life). The $350 million of goodwill will be assigned to the Health Imaging segment and is not expected to be deductible for tax purposes.

The unaudited pro forma combined historical results, as if PracticeWorks had been acquired at the beginning of 2003 and 2002, respectively, are estimated to be:

(in millions, except per share data)	2003	2002
Net sales	$13,447	$12,922
Earnings from continuing operations	$ 232	$ 766
Basic and diluted earnings per share from continuing operations	$ .81	$ 2.63

The pro forma results include amortization of the intangible assets presented above and interest expense on debt assumed to finance the purchase. The interest expense was calculated based on the assumption that approximately $450 million of the purchase price was financed through debt with an annual interest rate of approximately 5%. The pro forma results exclude the write-off of research and development assets that were acquired from the acquisition. The number of common shares used in basic earnings per share for 2003 and 2002 were 286.5 million and 291.5 million, respectively. The number of common shares used in diluted earnings per share for 2003 and 2002 were 286.6 million and 291.7 million, respectively. The pro forma results are not necessarily indicative of what actually would have occurred if the acquisition had been completed as of the beginning of each fiscal period presented, nor are they necessarily indicative of future consolidated results.

On October 31, 2003, the Company announced that it had completed the acquisition of Laser-Pacific Media Corporation (Laser-Pacific), a leading Hollywood-based post-production company for approximately $31 million or $4.22 per share. At the time of the closing, Laser-Pacific had approximately $6 million of net debt. The acquisition will allow the Company to establish a major presence in television post-production and further extends Kodak's current digital services capabilities in the feature film market. Approximately $2 million of the purchase price was allocated to customer-related intangible assets that have a useful life of four years. Approximately $10 million of the purchase price was allocated to goodwill, which is reported in the Company's Photography segment. The goodwill is not expected to be deductible for tax purposes. Earnings from continuing operations for 2003 include the results of Laser-Pacific from the date of acquisition.

On November 26, 2003, the Company announced that it had completed the acquisition of Algotec Systems Ltd. (Algotec), a leading developer of advanced picture-archiving-and-communications systems (PACS) in Raanana, Israel, for approximately $43 million in cash. The acquisition improves the Company's position in the growing market for Healthcare Information Systems (HCIS), which enable radiology departments worldwide to digitally manage and store medical images and information. The Company is currently in the process of valuing the acquired assets and liabilities and completing the purchase price allocation.

On December 26, 2003, an unaffiliated investor in Kodak Wuxi China Limited (KWCL) exercised its rights under a put option arrangement, which required Kodak to repurchase a 30% outstanding minority equity interest in this subsidiary for approximately $15 million in cash. Due to the timing of this acquisition, the purchase price allocation was not complete as of December 31, 2003. Accordingly, the purchase price in excess of the fair value of the net assets acquired of approximately $3 million has been recorded in other long-term assets in the accompanying Consolidated Statement of Financial Position. The purchase price allocation will be completed in the first quarter of 2004, at which time the excess purchase price will be allocated to goodwill and other identifiable assets.

On December 31, 2003, an unaffiliated investor in Kodak China Company Limited (KCCL) exercised its rights under a put option arrangement, which required Kodak to repurchase a 10% outstanding minority equity interest in this subsidiary for approximately $42 million in cash. Due to the timing of this acquisition, the purchase price allocation was not complete as of December 31, 2003. Accordingly, the purchase price in excess of the fair value of the net assets acquired of approximately $3 million has been recorded in other long-term assets in the accompanying Consolidated Statement of Financial Position. The purchase price allocation will be completed in the first quarter of 2004, at which time the excess purchase price will be allocated to goodwill and other identifiable assets.

During 2003, the Company completed a number of additional acquisitions with an aggregate purchase price of approximately $3 million, which were individually immaterial to the Company's financial position, results of operations or cash flows.

2002

On January 24, 2002, the Company completed the acquisition of 100% of the voting common stock of ENCAD, Inc. (ENCAD) for a total purchase price of approximately $25 million. The purchase price was paid almost entirely in Kodak common stock. The purchase price in excess of the fair value of the net assets acquired of approximately $6 million has been allocated to goodwill. Earnings from continuing operations for 2002 include the results of ENCAD from the date of acquisition.

On September 11, 2002, the Company initiated an offer to acquire all of the outstanding minority equity interests in Kodak India Ltd. (Kodak India), a majority owned subsidiary of the Company. The voluntary offer to the minority equity interest holders of Kodak India was for the acquisition of approximately 2.8 million shares representing the full 25.24% minority ownership in the subsidiary. In the fourth quarter of 2002, the Company purchased 2.1 million shares for approximately $16 million in cash. Because the purchase price allocation was not complete as of December 31, 2002, the excess purchase price of approximately $8 million was recorded in other long-term assets in the Company's 2002 Consolidated Statement of Financial Position. Upon completion of the purchase price allocation in 2003, the Company reclassified essentially all of the excess purchase price to goodwill. In December 2002, the Company also made an offer to purchase the remaining 6.04% outstanding minority interest in Kodak India for approximately $4.9 million. This additional repurchase was mostly completed before the end of 2003. Kodak India operates in each of the Company's reportable segments and is engaged in the manufacture, trading and marketing of cameras, films, photo chemicals and other imaging products.

On December 31, 2002, an unaffiliated investor in KCCL exercised its rights under a put option arrangement, which required Kodak to repurchase a 10% outstanding minority equity interest in this subsidiary for approximately $44 million in cash. Due to the timing of this acquisition, the purchase price allocation was not complete as of December 31, 2002. Accordingly, the purchase price in excess of the fair value of the net assets acquired of approximately $18 million was recorded in other long-term assets in the Company's 2002 Consolidated Statement of Financial Position. During 2003, the Company completed the purchase price allocation. As a result of this allocation, the Company recorded goodwill of approximately $13 million and recognized approximately $5 million in amortizable intangible assets.

During 2002, the Company completed a number of additional acquisitions with an aggregate purchase price of approximately $14 million, which were individually immaterial to the Company's financial position, results of operations or cash flows.

2001

On December 4, 2001, the Company and SANYO Electric Co., Ltd. announced the formation of a global business venture, the SK Display Corporation, to manufacture organic light emitting diode (OLED) displays for consumer devices such as cameras, personal data assistants (PDAs), and portable entertainment machines. Kodak has a 34% interest in the business venture and contributed approximately $17 million in cash to this venture during 2003. Kodak is also committed to contribute $100 million in loan guarantees. However, the Company was not required to make these loan guarantees as of December 31, 2003. SANYO, which holds a 66% interest in the business venture, contributed approximately $33 million in cash during 2003 and is committed to contribute $194 million in loan guarantees.

On June 4, 2001, the Company completed its acquisition of Ofoto, Inc. The purchase price of this stock acquisition was approximately $58 million in cash. The acquisition was accounted for as a purchase with $10 million allocated to tangible net assets, $37 million allocated to goodwill and $11 million allocated to other intangible assets. The acquisition of Ofoto has accelerated Kodak's growth in the online photography market and has helped drive more rapid adoption of digital and online services. Ofoto offers digital processing of digital images and traditional film, top-quality prints, private online image storage, sharing, editing and creative tools, frames, cards and other merchandise.

On February 7, 2001, the Company completed its acquisition of substantially all of the imaging services operations of Bell & Howell Company. The purchase price of this stock and asset acquisition was $141 million in cash, including acquisition and other costs of $6 million. The acquisition was accounted for as a purchase with $15 million allocated to tangible net assets, $70 million allocated to goodwill, and $56 million allocated to other intangible assets, primarily customer contracts. The acquired units provide customers worldwide with maintenance for document imaging components, micrographic-related equipment, supplies, parts and service.

During 2001, the Company also completed additional acquisitions with an aggregate purchase price of approximately $122 million in cash and stock, none of which were individually material to the Company's financial position, results of operations or cash flows.

NOTE 22: DISCONTINUED OPERATIONS

2003

During the three-month period ended March 31, 2003, the Company repurchased certain properties that were initially sold in connection with the 1994 divestiture of Sterling Winthrop Inc., which represented a portion of the Company's non-imaging health businesses. The repurchase of these properties allows the Company to directly manage the environmental remediation that the Company is required to perform in connection with those properties, which will result in better overall cost control (see Note 11, "Commitments and Contingencies"). In addition, the repurchase eliminated the uncertainty regarding the recoverability of tax benefits associated with the indemnification payments that were previously being made to the purchaser. Accordingly, the Company reversed a tax reserve of approximately $15 million through earnings from discontinued operations in the accompanying Consolidated Statement of Earnings for the twelve months ended December 31, 2003, which was previously established through discontinued operations.

During the three-month period ended March 31, 2003, the Company received cash relating to the favorable outcome of litigation associated with the 1994 sale of Sterling Winthrop Inc. The related gain of $19 million was recognized in loss from discontinued operations in the Consolidated Statement of Earnings for the year ended December 31, 2002. The cash receipt is reflected in the net cash provided by (used in) discontinued operations component in the accompanying Consolidated Statement of Cash Flows for the twelve months ended December 31, 2003.

During the fourth quarter of 2003, the Company recorded a net of tax credit of $7 million through discontinued operations for the reversal of an environmental reserve, which was primarily attributable to positive developments in the Company's remediation efforts relating to a formerly owned manufacturing site in the U.S. In addition, during the fourth quarter of 2003, the Company reversed state income tax reserves of $3 million, net of tax, through discontinued operations due to the favorable outcome of tax audits in connection with a formerly owned business.

2002

The net loss from discontinued operations of $23 million in the accompanying Consolidated Statement of Earnings for the twelve months ended December 31, 2002 reflects losses incurred from the shutdown of Kodak Global Imaging, Inc., which amounted to $35 million net of tax, partially offset by net of tax earnings of $12 million related to the favorable outcome of litigation associated with the 1994 sale of Sterling Winthrop Inc.

NOTE 23: SEGMENT INFORMATION

Current Segment Reporting Structure

The Company currently reports financial information for three reportable segments (Photography, Health Imaging and Commercial Imaging) and All Other. This operational structure, which is centered around strategic product groups, reflects how senior management reviews the business, makes investing and resource allocation decisions, and assesses operating performance. The strategic product groups from existing businesses and geographies have been integrated into segments that share common technology, manufacturing and product platforms, and customer sets.

The Photography segment derives revenues from consumer film products, sales of origination and print film to the entertainment industry, sales of professional film products, traditional and inkjet photo paper, chemicals, traditional and digital cameras, photoprocessing equipment and services, and digitization services, including online services. The Health Imaging segment derives revenues from the sale of digital products, including laser imagers, media, computed and direct radiography equipment and healthcare information systems, as well as traditional medical products, including analog film, equipment, chemistry, services and specialty products for the mammography, oncology and dental fields. The Commercial Imaging segment derives revenues from microfilm equipment and media, wide-format inkjet printers, inks and media, scanners, other business equipment, media sold to commercial and government customers, long-term government contracts, and graphics film products sold to the Kodak Polychrome Graphics joint venture. The All Other group derives revenues from the sale of OLED displays, imaging sensor solutions and optical products to other manufacturers.

Transactions between segments, which are immaterial, are made on a basis intended to reflect the market value of the products, recognizing prevailing market prices and distributor discounts. Differences between the reportable segments' operating results and net assets and the Company's consolidated financial statements relate primarily to items held at the corporate level, and to other items excluded from segment operating measurements.

No single customer represented 10% or more of the Company's total net sales in any period presented.

Segment financial information is shown on the following page.

(in millions)	2003	2002	2001
Net sales from continuing operations			
Photography	$ 9,232	$ 9,002	$ 9,403
Health Imaging	2,431	2,274	2,262
Commercial Imaging	1,559	1,456	1,454
All Other	95	103	110
Consolidated total	$13,317	$12,835	$13,229

(in millions)	2003	2002	2001
Earnings from continuing operations before interest, other charges, net, and income taxes			
Photography	$ 418	$ 771	$ 787
Health Imaging	481	431	323
Commercial Imaging	166	192	172
All Other	(78)	(28)	(60)
Total of segments	987	1,366	1,222
Strategic asset impairments	(3)	(32)	(12)
Impairment of Burrell Companies' net assets held for sale	(9)	—	—
Restructuring costs and other	(557)	(114)	(720)
Donation to technology enterprise	(8)	—	—
GE settlement	(12)	—	—
Patent infringement claim settlement	(14)	—	—
Prior year acquisition settlement	(14)	—	—
Legal settlements	(8)	—	—
Environmental reserve reversal	9	—	—
Wolf charge	—	—	(77)
Environmental reserve	—	—	(41)
Kmart charge	—	—	(20)
Consolidated total	$ 371	$ 1,220	$ 352

(in millions)	2003	2002	2001
Net earnings from continuing operations			
Photography	$ 347	$ 550	$ 535
Health Imaging	382	313	221
Commercial Imaging	99	83	84
All Other	(73)	(23)	(38)
Total of segments	755	923	802
Strategic asset and venture investment impairments	(7)	(50)	(15)
Impairment of Burrell Companies' net assets held for sale	(9)	—	—
Restructuring costs and other	(557)	(114)	(720)
Donation to technology enterprise	(8)	—	—
GE settlement	(12)	—	—
Patent infringement claim settlement	(14)	—	—
Prior year acquisition settlement	(14)	—	—
Legal settlements	(8)	—	—
Environmental reserve reversal	9	—	—
Wolf charge	—	—	(77)
Environmental reserve	—	—	(41)
Kmart charge	—	—	(20)
Interest expense	(148)	(173)	(219)
Other corporate items	11	14	8
Tax benefit-contribution of patents	13	—	—
Tax benefit-PictureVision subsidiary closure	—	45	—
Tax benefit-Kodak Imagex Japan	—	46	—
Income tax effects on above items and taxes not allocated to segments	227	102	363
Consolidated total	$ 238	$ 793	$ 81

(in millions)	2003	2002	2001
Segment total assets			
Photography	$ 8,905	$ 8,798	$ 9,255
Health Imaging	2,600	2,011	2,038
Commercial Imaging	1,396	1,405	1,438
All Other	10	66	(16)
Total of segments	12,911	12,280	12,715
LIFO inventory reserve	(362)	(392)	(444)
Cash and marketable securities	1,261	577	451
Deferred income tax assets	988	933	722
Other corporate assets/(reserves)	20	96	(82)
Consolidated total assets	$14,818	$13,494	$13,362

(in millions)	2003	2002	2001
Depreciation expense from continuing operations			
Photography	$ 646	$ 634	$ 599
Health Imaging	105	107	96
Commercial Imaging	69	74	69
All Other	10	3	1
Consolidated total	$ 830	$ 818	$ 765
Goodwill amortization expense from continuing operations			
Photography	$ —	$ —	$ 110
Health Imaging	—	—	28
Commercial Imaging	—	—	15
All Other	—	—	—
Consolidated total	$ —	$ —	$ 153
Capital additions from continuing operations			
Photography	$ 377	$ 408	$ 555
Health Imaging	81	81	128
Commercial Imaging	39	83	56
All Other	9	5	4
Consolidated total	$ 506	$ 577	$ 743
Net sales to external customers attributed to(1):			
The United States	$ 5,858	$ 6,008	$ 6,419
Europe, Middle East and Africa	3,794	3,363	3,275
Asia Pacific	2,347	2,242	2,215
Canada and Latin America	1,318	1,222	1,320
Consolidated total	$13,317	$12,835	$13,229

(1) Sales are reported in the geographic area in which they originate.

Property, plant and equipment, net located in:			
The United States	$ 3,217	$ 3,501	$ 3,738
Europe, Middle East and Africa	734	769	672
Asia Pacific	920	943	977
Canada and Latin America	223	207	272
Consolidated total	$ 5,094	$ 5,420	$ 5,659

New Kodak Operating Model and Change in Reporting Structure

As of and for the year ended December 31, 2003, the Company reported financial information for three reportable segments (Photography, Health Imaging and Commercial Imaging) and All Other. However, in August of 2003, the Company announced the realignment of its operations to accelerate growth in the commercial and consumer digital imaging markets. In connection with the realignment, the Company's new reporting structure will be implemented beginning in the first quarter of 2004 as outlined below:

- Digital and Film Imaging Systems Segment: The Digital and Film Imaging Systems segment comprises the same products and services as the current Photography segment without change.

- Health Imaging Segment: There were no changes to the Health Imaging segment.

- Commercial Imaging Segment: Subsequent to the realignment, the Commercial Imaging segment is composed of document imaging products and services, commercial and government systems products and services, and optics. Prior to the realignment, optics was included in All Other. Beginning in the first quarter of 2004, this segment will exclude the results of Remote Sensing Systems and Research Systems, Inc., which were part of the commercial and government systems products and services, as a result of the sale of these businesses to ITT Industries, Inc. that was announced in February 2004.

- Commercial Printing Segment: As of January 1, 2004, the Commercial Printing segment is composed of the Company's equity investments in NexPress (Kodak's 50/50 joint venture with Heidelberg) and Kodak Polychrome Graphics (Kodak's 50/50 joint venture with Sun Chemical), and the graphics and wide-format inkjet businesses. All of the above were formerly included in the Commercial Imaging segment prior to the realignment. This segment will also include the results of Scitex Digital Printing, which was acquired in January 2004 and has since been renamed Kodak Versamark, and the results of Heidelberg Digital LLC and Heidelberg's 50% share of NexPress upon the closing of this acquisition, which is expected to occur in May 2004.

- All Other: All Other is composed of Kodak's display and components business for organic light emitting diode (OLED) displays, sensors and other small, miscellaneous businesses.

NOTE 24: QUARTERLY SALES AND EARNINGS DATA—UNAUDITED

(in millions, except per share data)	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
2003				
Net sales from continuing operations	$3,778	$3,447	$3,352	$2,740
Gross profit from continuing operations	1,217	1,127	1,116	824
Earnings (loss) from continuing operations	7(5)	122(4)	112(3)	(3)(1)
Earnings from discontinued operations(10)	12(6)	—	—	15(2)
Net earnings	19	122	112	12
Basic and diluted net earnings (loss) per share(11)				
Continuing operations	.03	.42	.39	(.01)
Discontinued operations	.04	.00	.00	.05
Total	.07	.42	.39	.04
2002				
Net sales from continuing operations	$3,441	$3,352	$3,336	$2,706
Gross profit from continuing operations	1,206	1,290	1,254	860
Earnings from continuing operations	130(9)	336(8)	286(7)	41
Loss from discontinued operations(10)	(17)	(2)	(2)	(2)
Net earnings	113	334	284	39
Basic and diluted net earnings (loss) per share(11)				
Continuing operations	.45	1.16	.98	.14
Discontinued operations	(.06)	(.01)	(.01)	(.01)
Total	.39	1.15	.97	.13

(1) Includes $46 million ($14 million included in cost of goods sold and $32 million included in restructuring costs and other) of restructuring charges, which reduced net earnings by $30 million; $21 million of purchased R&D, which reduced net earnings by $13 million; $12 million (included in SG&A) for a charge related to an intellectual property settlement, which reduced net earnings by $7 million; and an $8 million (included in benefit for income taxes) tax benefit related to the donation of certain patents.

(2) Represents the reversal of a tax reserve resulting from the Company's repurchase of certain properties that were initially sold in connection with the 1994 divestiture of Sterling Winthrop Inc.

(3) Includes $54 million ($10 million included in cost of goods sold and $44 million included in restructuring costs and other) of restructuring charges, which reduced net earnings by $36 million; $14 million (included in SG&A) for a charge connected with the settlement of a patent infringement claim, which reduced net earnings by $9 million; $14 million (included in SG&A) for a charge connected with a prior-year acquisition, which reduced net earnings by $9 million; and $9 million (included in SG&A) for a charge to write down certain assets held for sale following the acquisition of the Burrell Companies, which reduced net earnings by $6 million.

(4) Includes $185 million ($33 million included in cost of goods sold and $152 million included in restructuring costs and other) of restructuring charges, which reduced net earnings by $125 million; and $8 million (included in SG&A) for a donation to a technology enterprise, which reduced net earnings by $5 million.

(5) Includes $272 million ($16 million included in cost of goods sold and $256 million included in restructuring costs and other) of restructuring charges, which reduced net earnings by $187 million; $8 million (included in SG&A) for legal settlements, which reduced net earnings by $5 million; $3 million (included in SG&A) for strategic asset impairments, which reduced net earnings by $2 million; $4 million (included in other charges) for non-strategic asset write-downs, which reduced net earnings by $2 million; $10 million of purchased R&D (included in R&D), which reduced net earnings by $6 million; a $9 million reversal (included in SG&A) for an environmental reserve, which increased net earnings by $6 million; and a $5 million (included in benefit for income taxes) tax benefit related to the donation of certain patents.

(6) Includes $12 million for the reversal of environmental reserves at a formerly owned manufacturing site, which increased net earnings by $7 million; and a $3 million increase to net earnings in relation to the reversal of state income tax reserves.

(7) Includes $13 million ($10 million included in SG&A and $3 million included in other charges) for a charge related to asset impairments, which reduced net earnings by $9 million; and a $45 million (included in provision for income taxes) tax benefit related to the closure of the Company's PictureVision subsidiary.

(8) Includes $29 million (included in restructuring costs and other) reversal of restructuring charges related to costs originally recorded as part of the Company's 2001 restructuring programs, which increased net earnings by $18 million; $20 million (included in restructuring costs and other) of restructuring costs, which reduced net earnings by $20 million; $21 million ($13 million included in SG&A and $8 million included in other charges) for a charge related to asset impairments, which reduced net earnings by $13 million; and a $46 million (included in provision for income taxes) tax benefit related to the consolidation of its photofinishing operations in Japan.

(9) Includes $123 million ($16 million included in cost of goods sold and $107 million included in restructuring costs and other) of restructuring charges, which reduced net earnings by $78 million; $16 million ($9 million included in SG&A and $7 million included in other charges) for a charge related to asset impairments and other asset write-offs, which reduced net earnings by $12 million; and a $30 million (included in provision for income taxes) tax benefit related to changes in the corporate tax rate and asset write-offs.

(10) Refer to Note 22, "Discontinued Operations," for a discussion regarding loss from discontinued operations.

(11) Each quarter is calculated as a discrete period and the sum of the four quarters may not equal the full year amount.

Changes in Estimates Recorded During the Fourth Quarter Ended December 31, 2003

During the fourth quarter ended December 31, 2003, the Company recorded approximately $38 million relating to changes in estimates with respect to certain of its employee benefit and incentive compensation accruals. These changes in estimates favorably impacted the results for the fourth quarter by $.11 per share.

NOTE 25: SUBSEQUENT EVENTS

On October 22, 2003, the Company announced that it signed a 20-year agreement with China Lucky Film Corp. On February 10, 2004, the Chinese government approved the Company's acquisition of 20 percent of Lucky Film Co. Ltd. (Lucky Film), the largest maker of photographic film in China, in exchange for approximately $100 million in cash, plus approximately $30 million in additional net cash to build and upgrade manufacturing assets, and other Kodak assets. Also, under the arrangement, the Company will provide Lucky Film with technical support, training and equipment upgrades, and Lucky Film will pay Kodak a royalty fee for the use of certain of the Company's technologies as well as dividends on the Lucky Film shares that Kodak will acquire.

On November 25, 2003, the Company announced that it had entered an agreement to acquire the assets of Scitex Digital Printing (SDP) from its parent for $250 million, net of any cash on hand at closing which totaled approximately $13 million, resulting in a net cash price of $237 million. SDP is the leading supplier of high-speed, continuous inkjet printing systems, primarily serving the commercial and transactional printing sectors. Customers use SDP's products to print utility bills, banking and credit card statements, direct mail materials, as well as invoices, financial statements and other transactional documents. The acquisition will provide the Company with additional capabilities in the transactional printing and direct mail sectors while creating another path to commercialize proprietary inkjet technology. The acquisition was completed on January 5, 2004. Kodak is in the process of obtaining a third-party valuation to assist in the purchase price allocation.

On February 9, 2004, the Company announced its intent to sell the assets and business of the Remote Sensing Systems operation, including the stock of Kodak's wholly owned subsidiary, Research Systems, Inc., collectively known as RSS, to ITT Industries for $725 million in cash. RSS, a leading provider of specialized imaging solutions to the aerospace and defense community, is part of the Company's commercial & government systems' operation within the Commercial Imaging segment and its customers include NASA, other U.S. government agencies, and aerospace and defense companies. Kodak's RSS operation had sales in 2003 of approximately $425 million. The sale of RSS is expected to result in an after-tax gain of approxiamately $390 million (unaudited). The after-tax gain excludes the potential impacts from any settlement or curtailment gains or losses that may be incurred in connection with the Company's pension and postretirement benefit plans, as these amounts are not currently determinable. The Company is currently evaluating whether the sale of RSS will be accounted for as a discontinued operation beginning in the first quarter of 2004 in accordance with SFAS No. 144.

On March 8, 2004, the Company announced that it had agreed with Heidelberger Druckmaschinen AG (Heidelberg) to purchase Heidelberg's 50 percent interest in NexPress, a 50/50 joint venture of Kodak and Heidelberg that makes high-end, on-demand digital color printing systems, and the equity of Heidelberg Digital LLC, a leading maker of digital black-and-white variable-data printing systems. Kodak also will acquire NexPress GmbH, a German subsidiary of Heidelberg that provides engineering and development support, and certain inventory, assets, and employees of Heidelberg's regional operations or market centers. The Company will not pay any cash at closing for the businesses being acquired. Under the terms of the acquisition, Kodak and Heidelberg agreed to use a performance-based earn-out formula whereby Kodak will make periodic payments to Heidelberg over a two-year period, if certain sales goals are met. If all sales goals are met during the next two calendar years ending December 31, 2005, the Company will pay a maximum of $150 million in cash. Additional payments may also be made if certain sales goals are met during a five-year period following the closing of the transaction. This acquisition, which is expected to close in May 2004, advances the Company's strategy of diversifying its business portfolio, and accelerates its participation in the digital commercial printing industry.

Eastman Kodak Company

Summary of Operating Data

(in millions, except per share data, shareholders and employees)

	2003	2002	2001	2000	1999
Net sales from continuing operations	$ 13,317	$ 12,835	$ 13,229	$ 13,994	$ 14,089
Earnings from continuing operations before interest, other charges, net, and income taxes	371	1,220	352	2,214	1,990
Earnings (loss) from					
Continuing operations	238[1]	793[2]	81[3]	1,407[4]	1,392[5]
Discontinued operations	27[6]	(23)[6]	(5)[6]	—	—
Net earnings	265	770	76	1,407	1,392
Earnings and Dividends					
Net earnings					
–% of sales	2.0%	6.0%	0.6%	10.1%	9.9%
–% return on average shareholders' equity	8.8%	27.2%	2.4%	38.3%	35.2%
Basic earnings (loss) per share					
Continuing operations	.83	2.72	.28	4.62	4.38
Discontinued operations	.09	(.08)	(.02)	—	—
Total	.92	2.64	.26	4.62	4.38
Diluted earnings (loss) per share					
Continuing operations	.83	2.72	.28	4.59	4.33
Discontinued operations	.09	(.08)	(.02)	—	—
Total	.92	2.64	.26	4.59	4.33
Cash dividends declared and paid					
–on common shares	330	525	643	545	563
–per common share	1.15	1.80	2.21	1.76	1.76
Common shares outstanding at year end	286.6	285.9	290.9	290.5	310.4
Shareholders at year end	85,712	89,988	91,893	113,308	131,719
Statement of Financial Position Data					
Operational working capital[7]	$ 1,094	$ 474	$ 797	$ 1,420	$ 777
Working capital	148	(968)	(737)	(786)	(385)
Property, plant and equipment, net	5,094	5,420	5,659	5,919	5,947
Total assets	14,818	13,494	13,362	14,212	14,370
Short-term borrowings and current portion of long-term debt	946	1,442	1,534	2,206	1,163
Long-term debt, net of current portion	2,302	1,164	1,666	1,166	936
Total shareholders' equity	3,264	2,777	2,894	3,428	3,912
Supplemental Information					
Net sales from continuing operations					
–Photography	$ 9,232	$ 9,002	$ 9,403	$ 10,231	$ 10,265
–Health Imaging	2,431	2,274	2,262	2,220	2,159
–Commercial Imaging	1,559	1,456	1,454	1,417	1,479
–All Other	95	103	110	126	186
Research and development costs	781	762	779	784	817
Depreciation	830	818	765	738	773
Taxes (excludes payroll, sales and excise taxes)	24	288	154	933	806
Wages, salaries and employee benefits	4,090	3,991	3,824	3,726	3,962
Employees at year end					
–in the U.S.	35,400	39,000	42,000	43,200	43,300
–worldwide	63,900	70,000	75,100	78,400	80,650

See footnotes on next page.

(1) Includes $557 million of restructuring charges; $31 million of purchased R&D; $7 million for a charge related to asset impairments and other asset write-offs; a $12 million charge related to an intellectual property settlement; $14 million for a charge connected with the settlement of a patent infringement claim; $14 million for a charge connected with a prior-year acquisition; $9 million for a charge to write down certain assets held for sale following the acquisition of the Burrell Companies; $8 million for a donation to a technology enterprise; $8 million for legal settlements; a $9 million reversal for an environmental reserve; and a $13 million tax benefit related to patent donations. These items reduced net earnings by $423 million.

(2) Includes $143 million of restructuring charges; $29 million reversal of restructuring charges; $50 million for a charge related to asset impairments and other asset write-offs; and a $121 million tax benefit relating to the closure of the Company's PictureVision subsidiary, the consolidation of the Company's photofinishing operations in Japan, asset write-offs and a change in the corporate tax rate. These items improved net earnings by $7 million.

(3) Includes $678 million of restructuring charges; $42 million for a charge related to asset impairments associated with certain of the Company's photofinishing operations; $15 million for asset impairments related to venture investments; $41 million for a charge for environmental reserves; $77 million for the Wolf bankruptcy; a $20 million charge for the Kmart bankruptcy; $18 million of relocation charges related to the sale and exit of a manufacturing facility; an $11 million tax benefit related to a favorable tax settlement; and a $20 million tax benefit representing a decline in the year-over-year effective tax rate. These items reduced net earnings by $594 million.

(4) Includes accelerated depreciation and relocation charges related to the sale and exit of a manufacturing facility of $50 million, which reduced net earnings by $33 million.

(5) Includes $350 million of restructuring charges, and an additional $11 million of charges related to this restructuring program; $103 million of charges associated with business exits; a gain of $95 million on the sale of The Image Bank; and a gain of $25 million on the sale of the Motion Analysis Systems Division. These items reduced net earnings by $227 million.

(6) Refer to Note 22, "Discontinued Operations," for a discussion regarding the earnings (loss) from discontinued operations.

(7) Excludes short-term borrowings and current portion of long-term debt.

NOTICE OF 2004 ANNUAL MEETING AND PROXY STATEMENT

Dear Shareholder:

You are cordially invited to attend our Annual Meeting of Shareholders on Wednesday, May 12, 2004 at 10:00 a.m. at the Theater on the Ridge, 200 Ridge Road West, Rochester, New York. You will be asked to vote on management and shareholder proposals. We will also review Kodak's performance and answer your questions.

You may vote by internet, telephone, written proxy or written ballot at the Meeting. We encourage you to use the internet; it is the most cost-effective way to vote.

We look forward to seeing you at the Meeting and would like to take this opportunity to remind you that your vote is very important.

Sincerely,

Daniel A. Carp
Chairman of the Board

Notice of the 2004 Annual Meeting of Shareholders

The Annual Meeting of Shareholders of Eastman Kodak Company will be held on Wednesday, May 12, 2004 at 10:00 a.m. at the Theater on the Ridge, 200 Ridge Road West, Rochester, New York. The following proposals will be voted on at the Meeting:

1. Election of the following directors for a term of three years:
   William H. Hernandez, Hector de J. Ruiz, and Laura D'Andrea Tyson.
2. Ratification of election of PricewaterhouseCoopers LLP as independent accountants.
3. Re-approval of material terms of the performance goals of the 2000 Omnibus Long-Term Compensation Plan.
4. Shareholder proposal requesting adoption of a chemicals policy.
5. Shareholder proposal requesting limits on compensation of certain executives.

The Board of Directors recommends a vote FOR items 1 through 3 and a vote AGAINST the remaining items.

If you were a shareholder of record at the close of business on March 15, 2004, you are entitled to vote at the Annual Meeting.

If you have any questions about the Meeting, please contact: Coordinator, Shareholder Services, Eastman Kodak Company, 343 State Street, Rochester, NY 14650-0211, (585) 724-5492.

The Meeting will be accessible by the handicapped. If you require special assistance, call the Coordinator, Shareholder Services.

By Order of the Board of Directors

James M. Quinn
Secretary and Assistant General Counsel
Eastman Kodak Company
April 6, 2004

Q. *What am I voting on?*

A. You are voting on the following proposals:

1. Election of the following Class II directors for a term of three years:
   William H. Hernandez
   Hector de J. Ruiz
   Laura D'Andrea Tyson
2. Ratification of election of PricewaterhouseCoopers LLP as independent accountants.
3. Re-approval of material terms of the performance goals of the 2000 Omnibus Long-Term Compensation Plan.
4. Shareholder proposal requesting adoption of a chemicals policy.
5. Shareholder proposal requesting limits on compensation of certain executives.

Q. *What are the voting recommendations of the Board?*

A. The Board recommends the following votes:

- FOR each of the directors.
- FOR ratification of election of PricewaterhouseCoopers LLP as independent accountants.
- FOR re-approval of material terms of the performance goals of the 2000 Omnibus Long-Term Compensation Plan.
- AGAINST the shareholder proposals.

Q. *Will any other matter be voted on?*

A. We are not aware of any other matters you will be asked to vote on at the Meeting. If you have returned your signed proxy card or otherwise given the Company's management your proxy, and any other matter is properly brought before the Meeting, Daniel A. Carp and James M. Quinn, acting as your proxies, will vote for you in their discretion. New Jersey law (under which the Company is incorporated) requires you be given notice of all matters to be voted on, other than procedural matters such as adjournment of the Meeting.

Q. *How do I vote?*

A. There are four ways to vote if you are a registered holder (you own the stock in your name):

- By internet at **www.eproxyvote.com/ek**. We encourage you to vote this way.
- By toll-free telephone: (877) 779-8683.
- By completing and mailing your proxy card.
- By written ballot at the Meeting.

If you vote by internet or telephone, your vote must be received before midnight of the day before the Meeting. Your shares will be voted as you indicate. If you returned your signed proxy card or otherwise gave the Company's management your proxy, but did not indicate your voting preferences, Daniel A. Carp and James M. Quinn will vote your shares FOR items 1 through 3 and AGAINST the remaining items.

If you are a street holder (you own the stock through a bank or broker), follow the separate instructions sent to you.

Q. *Who can vote?*

A. You can vote at the Meeting if you were a shareholder of record as of the close of business on March 15, 2004 (the Record Date). Each share of common stock is entitled to one vote.

Q. *Can I change my vote?*

A. Yes. If you are a registered holder, you can change your vote or revoke your proxy before the Meeting by:

- entering a timely new vote by internet or telephone;
- returning a later-dated proxy card; or
- notifying James M. Quinn, Secretary and Assistant General Counsel.

You may also complete a written ballot at the Meeting.

If you are a street holder, follow the separate instructions sent to you.

Q. *What vote is required to approve each proposal?*

A. The three Class II director nominees receiving the greatest number of votes will be elected. The ratification of election of the independent accountants, re-approval of material terms of the performance goals of the 2000 Omnibus Long-Term Compensation Plan and the shareholder proposals require the affirmative vote of a majority of the votes cast at the Meeting.

Q. *Is my vote confidential?*

A. Yes. Only the inspectors of election and certain individuals who help with processing and counting the vote have access to your vote. Directors and employees of the Company may see your vote only if the Company needs to defend itself against a claim or if there is a proxy solicitation by someone other than the Company. Therefore, please do not write any comments on your proxy card.

Q. *Who will count the vote?*

A. EquiServe Trust Company, N.A. will count the vote. Its representatives will be the inspectors of election.

Q. *What shares are covered by my proxy card?*

A. The shares covered by your card represent all the shares of Kodak stock you own, including those in the Eastman Kodak Shares Program and the Employee Stock Purchase Plan, and those credited to your account in the Eastman Kodak Employees' Savings and Investment Plan and the Kodak Employees' Stock Ownership Plan. The trustees and custodians of these plans will vote your shares in each plan as you direct.

Q. *What does it mean if I get more than one proxy card?*

A. It means your shares are in more than one account. You should vote the shares on all your proxy cards. To provide better shareholder service, we encourage you to have all your shares registered in the same name and address. You may do this by contacting our transfer agent, EquiServe Trust Company, N.A., (800) 253-6057.

Q. *Who can attend the Annual Meeting?*

A. All shareholders of record as of the close of business on March 15, 2004 can attend. Seating, however, is limited. Attendance at the Meeting will be on a first-come, first-served basis, upon arrival at the Meeting. Photographs will be taken and video taping conducted at the Annual Meeting. We may use these images in publications. If you attend the Meeting, we assume we have your permission to use your image.

Q. *What do I need to do to attend the Annual Meeting?*

A. To attend the Meeting, please follow these instructions:

- If you vote by using the enclosed proxy card, check the appropriate box on the card.
- If you vote by internet or telephone, follow the instructions provided for attendance.
- If a broker or other nominee holds your shares, bring proof of your ownership with you to the Meeting.
- To enter the Meeting, bring the Admission Ticket attached to your proxy card or printed from the internet.
- If you do not have an Admission Ticket, go to the Special Registration desk upon arrival at the Meeting.

Seating at the Meeting will be on a first-come, first-served basis, upon arrival at the Meeting.

Q. *Can I bring a guest?*

A. Yes. If you plan to bring a guest to the Meeting, check the appropriate box on the enclosed proxy card or follow the instructions on the internet or telephone. When you go through the registration area at the Meeting, be sure your guest is with you.

Q. *What is the quorum requirement of the Meeting?*

A. A majority of the outstanding shares on March 15, 2004, constitutes a quorum for voting at the Annual Meeting. If you vote, your shares will be part of the quorum. Abstentions and broker non-votes will be counted in determining the quorum, but neither will be counted as votes cast. On March 1, 2004, there were 286,611,414 shares outstanding.

Q. *Can I nominate someone to the Board?*

A. Our bylaws provide that any shareholder may nominate a person for election to the Board so long as the shareholder follows the procedure outlined in the bylaws as summarized below. This is the procedure to be followed for direct nominations, as opposed to recommendations of nominees for consideration by the Corporate Responsibility and Governance Committee.

The complete description of the procedure for shareholder nomination of director candidates is contained in our bylaws. A copy of the full text of the bylaw provision containing this procedure may be obtained by writing to our Secretary, Eastman Kodak Company, 343 State Street, Rochester, NY 14650-0218. For purposes of summarizing this procedure, we have assumed (i) the date of the upcoming Annual Meeting is within 30 days of the date of the Annual Meeting for the previous year and (ii) if the size of the Board is to be increased, that both the name of the director nominee and the size of the increased Board are publicly disclosed at least 120 days prior to the first anniversary of the previous year's Annual Meeting. Based on these assumptions, a shareholder desiring to nominate one or more candidates for election at the next Annual Meeting must deliver written notice of such nomination to our Secretary, at our principal office, not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year's Annual Meeting.

The written notice to our Secretary must contain the following information with respect to each nominee: (i) the proposing shareholder's name and address; (ii) the number of shares of the Company owned of record and beneficially by the proposing shareholder; (iii) the name of the person to be nominated; (iv) the number of shares of the Company owned of record and beneficially by the nominee; (v) a description of all relationships, arrangements and understandings between the shareholder and the nominee and any other person or persons (naming such person or persons) pursuant to which the nomination is to be made by the shareholder; (vi) such other information regarding the nominee as would have been required to be included in the proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission (SEC) had the nominee been nominated, or intended to be nominated, by the Board, such as the nominee's name, age and business experience; and (vii) the nominee's signed consent to serve as a director if so elected.

Persons who are nominated in accordance with this procedure will be eligible for election as directors at the Annual Meeting of the Company's shareholders.

Q. *How much did this proxy solicitation cost?*

A. The Company hired Georgeson Shareholder Communications Inc. to assist in the distribution of proxy materials and solicitation of votes. The estimated fee is $18,500 plus reasonable out-of-pocket expenses. In addition, the Company will reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation material to shareholders.

Q. *When are the shareholder proposals due for the 2005 Annual Meeting?*

A. Shareholder proposals must be received, in writing, by December 7, 2004, and addressed to:

Secretary
Eastman Kodak Company
343 State Street
Rochester, NY 14650-0218

Q. *What other information about Kodak is available?*

A. The following information is available:

- Annual Report on Form 10-K.
- Transcript of the Annual Meeting.
- Plan descriptions, annual reports, and trust agreements and contracts for the pension plans of the Company and its subsidiaries.
- Diversity Report; Form EEO-1.
- Health, Safety and Environment Annual Report on Kodak's website at **www.kodak.com/go/HSE**.
- Corporate Responsibility Principles on Kodak's website at **www.kodak.com/US/en/corp/principles**.

- Corporate Governance Guidelines on Kodak's website at **www.kodak.com/go/governance**.
- Business Conduct Guide on Kodak's website at **www.kodak.com/US/en/corp/principles/businessConduct.shtml**.

You may request copies by contacting:

Coordinator, Shareholder Services
Eastman Kodak Company
343 State Street
Rochester, NY 14650-0211
(585) 724-5492

Householding of Disclosure Documents

The SEC has adopted a rule concerning the delivery of disclosure documents. The rule allows us to send a single set of any proxy, information statement, annual report and prospectus to any household at which two or more shareholders reside if we believe the shareholders are members of the same family. This rule benefits both you and Kodak. It reduces the volume of duplicate information received at your household and helps Kodak reduce expenses. The rule applies to Kodak's annual reports, proxy statements, information statements and prospectuses. Each shareholder will continue to receive a separate proxy card or voting instruction card.

If your household received a single set of disclosure documents for this year, but you would prefer to receive your own copy, please contact our transfer agent, EquiServe Trust Company, N.A., by calling their toll free number, (800) 253-6057.

If you would like to receive your own set of Kodak's disclosure documents in future years, follow the instructions described below. Similarly, if you share an address with another Kodak shareholder and together both of you would like to receive only a single set of Kodak's disclosure documents, follow these instructions:

- If your Kodak shares are registered in your own name, please contact our transfer agent, EquiServe Trust Company, N.A., and inform them of your request by phone: (800) 253-6057 or by mail: P.O. Box 43016, Providence, RI 02940-3016.
- If a broker or other nominee holds your Kodak shares, please contact ADP and inform them of your request by phone: (800) 542-1061 or by mail: Householding Department, 51 Mercedes Way, Edgewood, NY 11717. Be sure to include your name, the name of your brokerage firm and your account number.

Audio Webcast of Annual Meeting Available on the Internet

Kodak's Annual Meeting will be webcast live. If you have internet access, you can listen to the webcast by going to Kodak's Investor Center webpage at:

www.kodak.com/US/en/corp/investorCenter/investorsCenterHome.shtml

This webcast is listen only. You will not be able to ask questions.

The Annual Meeting audio webcast will remain available on our website for a short period of time after the Meeting.

Information included on our website, other than our Proxy Statement and Form of Proxy, is not part of the proxy solicitation materials.

MANAGEMENT PROPOSALS

ITEM 1—Election of Directors

Kodak's bylaws require us to have at least nine directors but no more than 18. The number of directors is set by the Board and is currently 12. Mr. Carp is the only director who is an employee of the Company. The Board is divided into three classes of directors with overlapping three-year terms. There are four Class II directors whose terms expire at the 2004 Annual Meeting. One of the directors, William W. Bradley, is not standing for re-election.

Nominees for election as Class II directors are:

William H. Hernandez
Hector de J. Ruiz
Laura D'Andrea Tyson

These nominees agree to serve a three-year term. Information about them is provided beginning on page 94.

If a nominee is unable to stand for election, the Board may reduce the number of directors or choose a substitute. If the Board chooses a substitute, the shares represented by proxies will be voted for the substitute. If a director retires, resigns, dies or is unable to serve for any reason, the Board may reduce the number of directors or elect a new director to fill the vacancy.

The Board of Directors recommends a vote FOR the election of these directors.

ITEM 2—Ratification of Election of Independent Accountants

PricewaterhouseCoopers LLP have been the Company's independent accountants for many years. The Board, on the recommendation of its Audit Committee, elected PricewaterhouseCoopers LLP the Company's independent accountants to serve until the 2005 Annual Meeting.

Representatives of PricewaterhouseCoopers LLP will attend the Meeting to respond to questions and, if they desire, to make a statement.

The Board of Directors recommends a vote FOR the ratification of election of PricewaterhouseCoopers LLP as independent accountants.

ITEM 3—Re-Approval of the Material Terms of the Performance Goals Under the 2000 Omnibus Long-Term Compensation Plan

Introduction

You are being asked to re-approve the material terms of the performance goals under the 2000 Omnibus Long-Term Compensation Plan (the "Plan"). This re-approval is required under Internal Revenue Service regulations in order to preserve the Company's federal income tax deduction when payments based on these performance goals are made to certain executive officers. These material terms, which were approved by our shareholders when the plan was first adopted in 1999, remain unchanged. Re-approval requires the favorable vote of a majority of the votes cast. We are not asking you to approve any amendments to the Plan. YOUR BOARD RECOMMENDS THAT YOU VOTE "FOR" THIS PROPOSAL.

Purpose of Proposal

As discussed in the Report of the Executive Compensation and Development Committee, the Company generally seeks to preserve its ability to claim tax deductions for compensation paid to executives to the greatest extent practicable. Section 162(m) of the Internal Revenue Code sets limits on the Company's federal income tax deduction for compensation paid in a taxable year to an individual who, on the last day of the taxable year, was (i) the chief executive officer or (ii) among the four other highest-compensated executive officers whose compensation is reported in the Summary Compensation Table. "Qualified performance-based compensation," which can include compensation from stock options, stock appreciation rights, performance shares, performance share units, cash awards and certain grants of restricted stock, is not subject to this deduction limit, and therefore is fully deductible, if certain conditions are met. One of the conditions is shareholder approval of the material terms of the performance goals under which the compensation is paid.

In 1999, our shareholders initially approved the Plan, including its performance goals. A company is generally required by Internal Revenue Service regulations, however, to obtain re-approval of the material terms of the performance goals from its shareholders every five years. Thus, the effectiveness of the 1999 shareholder approval of the material terms of the Plan's performance goals expires at the Annual Meeting. As a result, the Company is seeking re-approval of the material terms of the performance goals in order to have the compensation paid based on these performance goals to the CEO and the four other highest-compensated executive officers remain fully deductible by the Company for federal tax purposes.

Material Terms of the Performance Goals

Under the Plan, the following kinds of performance awards may be granted based on the Plan's performance goals: stock awards, performance shares, performance units and awards under the Plan's Performance Stock Program.

The material terms of the performance goals for these performance awards consist of (i) the class of employees eligible to receive the performance awards; (ii) the performance criteria on which the performance goals are based; and (iii) the maximum payout of a performance award that can be provided to any employee under the Plan during a specified period.

Eligible Class

All employees of the Company and its 50% or more owned subsidiaries and the Company's directors are eligible to receive awards under the Plan in the form of stock awards, performance shares and performance units. Only the Company's executives are eligible to participate in the Plan's Performance Stock Program.

Performance Criteria

The performance criteria that may be used to establish the Plan's performance goals are: economic profit/economic value added, return on net assets, return on shareholders' equity, return on assets, return on capital, shareholder returns, total shareholder return, profit margin, earnings per share, net earnings, operating earnings, common stock price per share and sales or market share.

Maximum Amounts

The maximum number of shares of common stock that may be awarded to any one participant in a single calendar year in the form of stock awards, performance units or performance shares is 75,000.

The maximum award payable to any one participant under the Performance Stock Program for a performance cycle is 75,000 shares of common stock.

Summary of the Plan

A summary of the Plan appears below. This summary is qualified in its entirety by reference to the text of the Plan. The Company will send, without charge, a copy of the Plan to any shareholder who requests a copy.

Purpose

The purpose of the Plan is to motivate selected employees of the Company and its subsidiaries to put forth maximum efforts toward the continued growth, profitability and success of the Company and its subsidiaries.

Term

The Plan became effective on January 1, 2000. Awards may not be granted under the Plan after January 18, 2005; except that the Committee may grant awards after this date in recognition of performance for performance cycles commencing prior to this date.

Administration

The Executive Compensation and Development Committee, or another committee designated by the Board of Directors (the "Committee"), will administer the Plan.

Eligibility for Participation

The following persons are eligible to participate in the Plan:

- all employees of the Company or any of its 50% or more owned subsidiaries;
- certain foreign nationals who, but for the laws of their countries, would be employees of one of the Company's subsidiaries; and
- the Company's directors.

The selection of those participants who receive awards is entirely within the discretion of the Committee. Only the Company's executives are eligible to participate in the Plan's Performance Stock Program.

The Committee grants most of the Plan's awards to the Company's executives, those who are able to most significantly affect the growth, profitability and success of the Company. There are currently approximately 800 employees in this category.

Types of Awards

The Plan authorizes the grant of:

- non-qualified and incentive stock options,
- stock appreciation rights ("SARs"),
- stock awards, performance shares (which are stock or stock-based awards contingent upon attaining performance objectives during a performance period),
- performance units (which are units valued by reference to criteria chosen by the Committee),
- shares of the Company's stock under the Plan's Performance Stock Program, and
- any other award established by the Committee which is consistent with the Plan's purpose.

Termination and Amendment of the Plan

The Committee may terminate or amend the Plan at any time for any reason or no reason. Without shareholder approval, however, the Committee may not adopt any amendment affecting "covered employees" that requires the vote of the Company's shareholders under Section 162(m) of the Internal Revenue Code. The Company's Chief Executive Officer and its four other highest-compensated executive officers are "covered employees."

Available Shares

Subject to adjustment described below, 22,000,000 shares of the Company's common stock may be granted under the Plan. As of December 31, 2003, 7,621,562 shares of the Company's common stock remained available for grant under the Plan.

This number of shares available for grant under the Plan may be adjusted for changes in the Company's capital structure, such as a stock split. Shares of common stock related to awards which terminate by expiration, forfeiture, cancellation or otherwise without the issuance of shares, or are settled in cash in lieu of common stock, will be available again for grant.

Award Limits

The maximum number of shares of common stock available for awards granted in the form of stock awards, performance units or performance shares (including those issued in the form of performance awards) is 3,500,000. If granted, 1,000,000 of these shares may be awarded only if the Company achieves a specific performance goal. The performance goal is total shareholder return by the Company equal to at least that earned over the same period by a company at the 50th percentile in terms of shareholder return within the Standard & Poor's 500 Composite Stock Price Index. Fifty percent of the target award will be earned if this performance goal is achieved. One hundred percent of the target award will be earned if total shareholder return for the period equals that of a company at the 60th percentile in terms of shareholder return within the Standard & Poor's 500 Composite Stock Price Index. The maximum number of shares of common stock that may be awarded to any one participant in a single calendar year in the form of stock awards, performance units or performance shares is 75,000. The maximum number of shares for which stock options may be granted to any one participant for a performance period is 300,000. The maximum number of shares for which SARs may be granted to any one participant for a performance period is 300,000. The maximum award payable to any one participant under the

Performance Stock Program for a performance cycle is 75,000 shares of common stock.

Grants To Non-U.S. Employees

To facilitate the granting of awards to participants who are employed outside of the United States, the Plan authorizes the Committee to modify and amend the terms and conditions of an award to accommodate differences in local law, policy or custom.

Stock Options

The Committee may grant awards in the form of stock options to purchase shares of the Company's common stock. For each stock option grant, the Committee will determine the number of shares subject to the option, the manner and time of the option's exercise and the exercise price. Stock options must be granted for a term of 10 years or less. The exercise price of a stock option may not be less than 100% of the fair market value of the Company's common stock on the date the stock option is granted. Upon exercise, a participant may pay the exercise price in cash, shares of common stock, a combination thereof, or such other consideration as the Committee determines. The Plan prohibits the repricing of stock options. Any stock option granted in the form of an incentive stock option will satisfy the requirements of Section 422A of the Internal Revenue Code.

Stock Appreciation Rights

The Committee may grant SARs either in tandem with a stock option ("Tandem SARs") or independent of a stock option ("Freestanding SARs"). A Tandem SAR may be granted either at the time of the grant of the related stock option or at any time thereafter during the term of the stock option. A Tandem SAR will be exercisable to the extent its related stock option is exercisable, and the exercise price of such an SAR will be the same as the option price of its related stock option. Upon the exercise of a stock option as to some or all of the shares covered by the award, the related Tandem SAR will automatically be canceled to the extent of the number of shares covered by the stock option exercise. The Committee will determine the number of shares subject to a Freestanding SAR, the manner and time of the SAR's exercise, and the exercise price of the SAR. Freestanding SARs must be granted for a term of ten years or less. The exercise price of a Freestanding SAR may not be less than 100% of the fair market value of the Company's common stock on the date of grant.

Performance Stock Program

A description of the Performance Stock Program as it operated prior to January 1, 2004 appears on page 108 under the heading "Long-Term Incentive Plan." Effective January 1, 2004, the Company created under the Plan a new performance-based, long-term incentive compensation program, entitled the "Leadership Stock Program". A description of the new program appears on page 118 of the Report of the Executive Compensation and Development Committee. The Plan provisions that formerly pertained to the Performance Stock Program were used in part to establish the new Leadership Stock Program. That is, currently 83 executives who participate in the Leadership Stock Program will do so by way of the Plan's former Performance Stock Program.

Performance Shares

The Plan authorizes the grant of awards in the form of performance shares. The Plan defines performance shares as shares or units of common stock that are granted contingent upon the attainment during a performance period of certain performance objectives.

That article of the Plan that authorizes the issuances of performance shares was used in part to establish the Company's new Leadership Stock Program. That is, those participants of the new program who will not participate under the terms of the Plan's former Performance Stock Program will do so by way of the provisions of the Plan that authorizes the granting of performance shares.

Other Terms

Awards may be paid in cash, common stock, a combination of cash and common stock or any other form of property, as the Committee determines. If an award is granted in the form of a stock award, stock option, or performance share, or in the form of any other stock-based grant, the Committee may include as part of the award an entitlement to receive dividends or dividend equivalents. At the discretion of the Committee, a participant may defer payment of a stock award, performance share, performance unit, dividend or dividend equivalent.

Change In Control and Change In Ownership

In the event of a Change In Control (as defined in the Plan), a participant whose employment is terminated within two years for a reason other than death, disability, cause, voluntary resignation or retirement will receive the following treatment:

- all of the terms, conditions, restrictions and limitations in effect on any of the participant's awards will lapse;
- all of the participant's outstanding awards will be 100% vested;
- all of the participant's outstanding stock options, SARs, common stock units, performance shares and other stock-based awards will be cashed out based on the Change In Control Price (as defined in the Plan); and
- all of the participant's outstanding performance units will be cashed out.

All payments will be made as soon as possible, but no later than the 90th day following the date of the participant's termination of employment.

In the event of a Change In Ownership (as defined below) where Kodak common stock is exchanged solely for common stock of the surviving company and the surviving company assumes all of the awards under the Plan, the participant's awards will be treated as follows, regardless of whether the participant's employment is terminated: (i) all of the terms, conditions, restrictions and limitations in effect on any of the participant's outstanding awards will immediately lapse, (ii) all of the participant's outstanding awards will automatically become one hundred percent (100%) vested, and (iii) all awards deferred by the participant under the Performance Stock Program, but for which he or she has not received payment, will be paid in the form of unrestricted shares of common stock as soon as practicable, but in no event later than 90 days after the Change In Ownership.

In the event of a Change In Ownership where Kodak common stock is not exchanged solely for common stock of the surviving company or the surviving company does not assume all of the awards under the Plan, all participants, regardless of whether their employment is terminated, will automatically receive the same treatment afforded to a terminated participant under the Plan in the event of a Change In Control.

The Plan defines a Change In Ownership as a Change In Control that results in Kodak common stock ceasing to be actively traded on the New York Stock Exchange.

New Plan Benefits

Because awards under the Plan are discretionary, benefits or amounts that will hereinafter be received by or allocated to the CEO, the named executive officers, all current executive officers as a group, the non-executive directors as a group, and all employees who are not executive officers are not presently determinable.

Federal Tax Treatment

The following is a brief summary of the principal U.S. federal income tax consequences related to stock options. This summary is not intended to be exhaustive and, among other things, does not describe state or local tax consequences. A participant who is granted an incentive stock option does not realize any taxable income at the time of grant or at the time of exercise. Similarly, the Company is not entitled to a deduction at the time of grant or at the time of exercise. If a participant does not sell or transfer the shares acquired upon exercise of an incentive stock option before the later of two years from the date of the option's grant or one year from the date of the participant's acquisition of the shares, any gain or loss realized on the sale of the shares will be a long-term capital gain or loss. Under such circumstances, the Company will not be entitled to any deduction for federal income tax purposes. A participant who is granted a non-qualified stock option does not have taxable income at the time of grant. The participant will, however, realize ordinary income at the time of the option's exercise. The amount of the income will equal the difference between the market value of the shares on the date of exercise and the exercise price of the underlying shares. The Company is entitled to a corresponding deduction for the same amount.

Limitation on Income Tax Deduction

Under Section 162(m) of the Internal Revenue Code, the Company's federal income tax deductions may be limited to the extent that total compensation paid to a "covered employee" exceeds $1,000,000 in any one year. The Company can, however, preserve the deductibility of certain compensation in excess of $1,000,000 provided it complies with the conditions imposed by Section 162(m), including the payment of performance-based compensation pursuant to a plan approved by shareholders. The Plan has been designed to enable any award granted by the Committee to a "covered employee" to qualify as performance-based compensation under Section 162(m).

Other Information

The closing price of the Company's common stock reported on the NYSE for March 1, 2004, was $29.03 per share.

The Board of Directors recommends a vote FOR the re-approval of the material terms of the performance goals under the 2000 Omnibus Long-Term Compensation Plan.

ITEM 4—Shareholder Proposal—Chemicals Policy

Donna Colavito, 145 Bowers Road, Rock Hill, NY, 12775, owner of over $2,000 in Company stock, submitted the following proposal:

"Whereas, dioxins and many similar chemicals containing chlorine are extremely toxic, get more concentrated higher on the food chain (bioaccumulate) and are found in food and mothers' milk at levels that cause negative health effects in children;

Whereas, while the Environmental Protection Agency has found that any emission of these extremely toxic pollutants is of concern, and many governments are working toward their virtual elimination, companies are not required to develop and report options for eliminating these pollutants under existing federal laws;

Whereas, exposure to these pollutants is associated with many health effects, including cancer, diabetes, endometriosis, immune dysfunctions and a range of children's developmental and learning problems;

Whereas, these pollutants are often created inadvertently, by reactions involving chlorine, in many industrial processes;

Whereas, generating these pollutants is known to be unnecessary and costly to companies and economies, because their generation can be eliminated cost effectively with sound planning based on sound information;

Whereas, processes used by Eastman Kodak at Kodak Park generate these pollutants, including dioxins, the most toxic synthetic chemicals known; and Kodak's *Vision of Environmental Responsibility* affirms: "Eastman Kodak is recognized as a world-class company, and the leading imaging company, in protecting the quality of the environment and the health and safety of its employees, customers, and the community in which it operates;" indicating that we have an obligation to demonstrate leadership in researching and implementing processes which result in virtual elimination of these pollutants.

BE IT RESOLVED: The shareholders request that Kodak: 1) Adopt a plan for virtual elimination of persistent bioaccumulative pollutants at Kodak Park which A) identifies, for each building, all inputs and uses of chlorine, any sources of dioxin and other bioaccumulative pollutants, and options for elimination of these chemicals, and B) implements the most effective option; and 2) Provide an annual summary report to shareholders on these virtual elimination options and progress toward these goals.

Supporting Statement

This policy makes business sense because preventing pollution is cost effective in the short term and avoids costly long-term liabilities related to toxic chemical exposures.

It will improve our company's image if Kodak goes beyond its existing policy to minimize pollution and joins the new efforts for virtual elimination of toxic bioaccumulative pollutants.

This builds upon existing Kodak efforts to implement non-toxic production strategies.

If you AGREE, please mark your proxy for this resolution."

The Board of Directors recommends a vote AGAINST this proposal for the following reasons:

For many years, the Company has designed, implemented and conducted far reaching health, safety and environmental programs, which have reduced the use and release of toxic chemicals generally, including the use and release of bioaccumulative materials. In 1998 the Company publicly announced a comprehensive series of environmental performance improvement goals. The Company's aggressive efforts toward achieving these goals have reduced emissions, conserved natural resources and strengthened the environmental management systems at its facilities worldwide. Significant reductions in the use and release of bioaccumulative materials have been realized.

The Company's health, safety and environmental goals, the Company's progress in achieving them and the nature and results of the Company's programs are made available to shareholders and the public generally in the Company's Health, Safety and Environment Annual Report. Indeed, much of the information requested in the proposal is already included in this report, which is available online at **www.kodak.com/go/HSE**. In addition, the Company is required to disclose extensive information about emissions of chemicals listed on the U.S. government's Toxics Release Inventory, including bioaccumulative materials. This information is available to the public at **www.epa.gov/tri**.

The Company's commitment to environmental stewardship has been recognized by independent organizations and regulatory agencies in many parts of the world. In recent years, the Company received a number of awards from the U.S. Environmental Protection Agency (USEPA) for reducing pollution and energy consumption and for conserving natural resources. Through a partnership with USEPA, the Company has developed pollution prevention tools to improve public health and environmental protection by screening for chemicals with properties of concern, including the potential for bioaccumulation. The Company has since worked with USEPA to make these tools available to other companies in the U.S. In addition, the Company has been selected by the Dow Jones Sustainability Indexes to be a component of the DJSI World Index, in recognition of the Company's environmental, social and economic performance.

This shareholder proposal requests the Company to provide more extensive, detailed information than is required by generally accepted accounting principles (GAAP) and the SEC. The Company complies with all the requirements of GAAP and the SEC, including those related to environmental matters. All material information regarding the Company's environmental liabilities is disclosed.

The Company already has taken significant action to reduce the use and emission of toxic chemicals including bioaccumulative materials. We believe the Company's environmental disclosures in its Annual Report and on Forms 10-K and 10-Q, as well as the availability of an easy-to-read description of the Company's environmental programs and performance in its Health, Safety and Environment Annual Report, meet the information needs of shareholders.

The Board of Directors recommends a vote AGAINST this proposal.

ITEM 5—Shareholder Proposal—Compensation Limits

Robert D. Morse, 212 Highland Avenue, Moorestown, NJ, 08057-2717, owner of over $2,000 in Company stock, submitted the following proposal:

Management and Directors are requested to consider discontinuing all rights, options, SAR's, and severance payments to the 5 top Management after expiration of existing plans or commitments. This does not apply to plans for lesser Managers or employees whom are offered reasonable options or bonuses.

REASONING: Moderation is needed in corporate remuneration. Any person can live very lavishly on $500,000.00 per year. Over-paying Management has been ongoing and increasing for years. Many officials have been awarded with no mention of what was accomplished above and beyond expectation of their positions. The bookwork involved and expense is tremendous in carrying out these programs. Peer group comparison and commercial "Remuneration" entities have been employed by some to recommend payouts, having nothing to do with a performance record. The product, its advertising, and its acceptance usually govern earnings.

When Management is hired for their position at a good salary, they are expected to earn it, and not have to be paid more when and if they do. Excess wealth passed on may make heirs non-workers, non-achievers and an ongoing leech on society.

There are many good Management Training Schools in the United States and the supply is available. Hiring away from other corporations is a predatory process, increases costs and does not necessarily "align shareowner/management relations", with any gain to the shareowners. Think about it! Vote YES for this proposal, it is your gain.

The Board of Directors recommends a vote AGAINST this proposal for the following reasons:

The Company uses the same principles in setting the compensation for all Company employees. These principles are:

1. Total compensation should be tied to performance that increases shareholder value and is consistent with the Company's values.
2. Total compensation should be competitive with the total compensation of similar companies to attract and retain talented employees.
3. Total compensation should be linked appropriately to both short-term and long-term Company performance.

In this context, "total compensation" is comprised of base salary, annual incentive and long-term incentive. The Company benchmarks these three elements with the practices of other companies. All three elements of compensation are considered independently in determining the appropriate amount of total compensation for any given executive. This process is described in the Report of the Executive Compensation and Development Committee on pages 117-121.

In November 2003, the Company introduced the Leadership Stock Program, which for most executives will replace stock option awards with the opportunity to earn performance stock units. However, corporate officers will continue to receive a portion of their long-term incentive compensation in the form of stock options.

The Company believes this is appropriate since the Company's officers are most responsible for influencing the Company's stock price. Stock options are a type of long-term incentive which ties compensation directly to increases in shareholder value. This serves to align the interests of the Company's corporate officers with those of the shareholders. Stock options, as a component of total compensation, are designed with at least two purposes in mind: one is to reward the recipient to the extent that good company performance is reflected in an increase in the stock price, and the second is to retain talented management. Stock options serve both of these purposes, neither one to the detriment of the other.

The Board believes that both annual and long-term incentive compensation are important components of an executive's total compensation. The stock option component is an effective vehicle to link the interests of the Company's corporate officers with the interests of its shareholders. The Company also believes that the use of severance arrangements in appropriate circumstances is favorable to the Company. The interests of shareholders are best served when the Company is able to compete effectively for executive talent by offering a complete and balanced executive compensation program.

The Board of Directors recommends a vote AGAINST this proposal.

Board Structure and Corporate Governance

INTRODUCTION

Ethical business conduct and good corporate governance are not new practices at Kodak. The reputation of our Company and its brand has been built by more than a century of ethical business conduct. The Company and the Board have long practiced good corporate governance and believe it to be a pre-requisite to providing sustained, long-term value to our shareholders. We continually monitor developments in the area of corporate governance, and lead in developing and implementing best practices.

CORPORATE GOVERNANCE GUIDELINES

We first adopted Corporate Governance Guidelines in July 2001. These guidelines reflect the principles by which the Company operates. From time to time, the Board reviews and revises our Corporate Governance Guidelines in response to regulatory requirements and evolving best practices. In February 2004, our Board restated our Corporate Governance Guidelines to reflect the recent changes in the NYSE's corporate governance listing standards. A copy of these restated Corporate Governance Guidelines are attached as Exhibit III and are published on our website at **www.kodak.com/go/governance**.

BUSINESS CONDUCT GUIDE AND DIRECTORS' CODE OF CONDUCT

All of our employees, including the Chief Executive Officer, the Chief Financial Officer, the Controller, all other Senior Financial Officers and all other executive officers, are required to comply with our long-standing code of conduct, the "Business Conduct Guide." The Business Conduct Guide requires our employees to maintain the highest ethical standards in the conduct of company business so that they and the Company are always above reproach. More recently, our Board adopted a Directors' Code of Conduct. Both our Business Conduct Guide and our Directors' Code of Conduct are published on our website at **www.kodak.com/go/governance**.

BOARD INDEPENDENCE

For a number of years, a substantial majority of our Board has been comprised of independent directors. In February of 2004, the Board adopted Director Independence Standards to aid it in determining whether a director is independent. These Director Independence Standards are in compliance with the new director independence requirements of the NYSE's corporate governance listing standards. The Director Independence Standards are attached as an appendix to our Company's Corporate Governance Guidelines, which are attached as Exhibit III.

The Board has determined that each of the Board's current directors, except Daniel A. Carp, the Chairman of the Board and Chief Executive Officer, has no material relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) and is independent under the Company's Director Independence Standards and, therefore, independent within the meaning of the NYSE's corporate governance listing standards and the rules of the SEC.

AUDIT COMMITTEE FINANCIAL QUALIFICATIONS

The Board has determined that all members of its Audit Committee are independent and are financially literate as required by the NYSE, and that at least one of the Committee's members, William H. Hernandez, possesses the qualifications of an Audit Committee Financial Expert, as defined by SEC rules, and has accounting or related financial management expertise, as required by the NYSE.

NOMINEES TO SERVE A THREE-YEAR TERM EXPIRING AT THE 2007 ANNUAL MEETING (CLASS II DIRECTORS)


WILLIAM H. HERNANDEZ

WILLIAM H. HERNANDEZ *Director since February 2003*

Mr. Hernandez, 55, is Senior Vice President, Finance and Chief Financial Officer of PPG Industries, Inc., a diversified manufacturer of protective and decorative coatings, flat glass, fabricated glass products, continuous strand fiberglass and industrial and specialty chemicals for a variety of industries. Prior to assuming his current duties in 1995, Mr. Hernandez served as PPG's Corporate Controller from 1990 to 1994 and as Vice President and Controller in 1994. From 1974 until 1990, Mr. Hernandez held a number of positions at Borg-Warner Corporation, including Assistant Controller, Chemicals; Controller, Chemicals; Business Director, ABS Polymers; Assistant Corporate Controller; Vice President, Finance; and Chief Financial Officer, Borg-Warner Automotive, Inc. Earlier in his career, he was a financial analyst for Ford Motor Company. Mr. Hernandez received a BS degree from the Wharton School of the University of Pennsylvania and an MBA from Harvard Business School. Mr. Hernandez is a Certified Management Accountant.


HECTOR DE J. RUIZ

HECTOR DE J. RUIZ *Director since January 2001*

Dr. Ruiz, 58, joined AMD in January of 2000. Prior to being appointed Chief Executive Officer, Dr. Ruiz served as AMD President and Chief Operating Officer. His career spans more than 30 years with leading technology firms including Texas Instruments and Motorola, where he served as President of the company's Semiconductor Products Sector. Dr. Ruiz is actively committed to education, and serves on the Foundation Advisory Council for the College of Engineering at the University of Texas. He was appointed to the Texas Higher Education Coördinating Board in 1999. Dr. Ruiz earned a bachelor's and a master's degree in electrical engineering from the University of Texas at Austin before earning his doctorate in electronics from Rice University in Houston.


LAURA D'ANDREA TYSON

LAURA D'ANDREA TYSON *Director since May 1997*

Dr. Tyson, 56, is Dean of London Business School, a position she accepted in January 2002. She was formerly the Dean of the Walter A. Haas School of Business at the University of California, Berkeley, a position she held since July 1998. Previously, she was Professor of, and holder of the Class of 1939 Chair in, Economics and Business Administration at the University of California, Berkeley, a position she held from January 1997 to July 1998. Prior to this position, Dr. Tyson served in the first Clinton Administration as Chairman of the President's National Economic Council and 16th Chairman of the White House Council of Economic Advisers. Prior to joining the Administration, Dr. Tyson was Professor of Economics and Business Administration, Director of the Institute of International Studies and Research Director of the Berkeley Roundtable on the International Economy at the University of California, Berkeley. Dr. Tyson holds a BA degree from Smith College and a Ph.D. degree in economics from the Massachusetts Institute of Technology. Dr. Tyson is the author of numerous articles on economics, economic policy and international competition. She is a director of Human Genome Sciences, Inc., Morgan Stanley and SBC Communications, Inc.

DIRECTORS CONTINUING TO SERVE A THREE-YEAR TERM EXPIRING AT THE 2005 ANNUAL MEETING (CLASS III DIRECTORS)


RICHARD S. BRADDOCK

RICHARD S. BRADDOCK *Director since May 1987*

Mr. Braddock, 62, is Chairman of priceline.com and Chairman of MidOcean Partners. He has been Chairman of priceline.com since August 1998 and of MidOcean Partners since December 2003. He was CEO of priceline.com from July 1998 to June 2000 and from May 2001 to December 2002. He was Chairman of True North Communications from July 1997 to January 1999. He was a principal of Clayton, Dubilier & Rice from June 1994 until September 1995. From January 1993 until October 1993, he was Chief Executive Officer of Medco Containment Services, Inc. From January 1990 through October 1992, he served as President and Chief Operating Officer of Citicorp and its principal subsidiary, Citibank, N.A. Prior to that, he served for approximately five years as Sector Executive in charge of Citicorp's Individual Bank, one of the financial service company's three core businesses. Mr. Braddock graduated from Dartmouth College with a degree in history, and received his MBA degree from the Harvard School of Business Administration. He is a director of Cadbury Schweppes and priceline.com.


DANIEL A. CARP

DANIEL A. CARP *Director since December 1997*

Mr. Carp, 55, is Chairman and Chief Executive Officer of Eastman Kodak Company. He became Chairman on December 8, 2000. He was elected CEO effective January 1, 2000. He was President from January 1, 1997 until April 2001 and from January 2002 until April 2003. Mr. Carp served as Executive Vice President and Assistant Chief Operating Officer from November 1995 to January 1997. Mr. Carp began his career with Kodak in 1970 and has held a number of increasingly responsible positions in market research, business planning, marketing management and line of business management. In 1986, Mr. Carp was named Assistant General Manager of the Latin American Region and in September 1988, he was elected a Vice President and named General Manager of the region. In 1991, he was named General Manager of the European Marketing Companies and, later that same year, General Manager, European, African and Middle Eastern Region. He holds a BBA degree in quantitative methods from Ohio University, an MBA degree from Rochester Institute of Technology and an MS degree in management from the Sloan School of Management, Massachusetts Institute of Technology. Mr. Carp is a director of Texas Instruments, Inc.


DURK I. JAGER

DURK I. JAGER *Director since January 1998*

Mr. Jager, 60, is the former Chairman of the Board, President and Chief Executive Officer of The Procter & Gamble Company. He left these positions in July 2000. He was elected to the position of Chief Executive Officer in January 1999 and Chairman of the Board effective September 1999, while continuing to serve as President since 1995. He served as Executive Vice President from 1990 to 1995. Mr. Jager joined The Procter & Gamble Company in 1970 and was named Vice President in 1987. He graduated from Erasmus Universiteit, Rotterdam, The Netherlands. Mr. Jager is a member of the supervisory Board of Royal KPN (The Netherlands) and a director of Chiquita Brands International, Inc. and Polycom Inc.


DEBRA L. LEE

DEBRA L. LEE *Director since September 1999*

Ms. Lee, 49, is President and Chief Operating Officer of BET Holdings, Inc. (BET). She joined BET in 1986 as Vice President and General Counsel. In 1992, she was elected Executive Vice President of Legal Affairs and named Publisher of BET's magazine division, in addition to serving as General Counsel. She was placed in charge of strategic business development in 1995. Ms. Lee holds a BA degree from Brown University and MA and JD degrees from Harvard University. She is affiliated with several professional and civic organizations. Ms. Lee is a director of WGL Holdings, Inc.

DIRECTORS CONTINUING TO SERVE A THREE-YEAR TERM EXPIRING AT THE 2006 ANNUAL MEETING (CLASS I DIRECTORS)



MARTHA LAYNE COLLINS

MARTHA LAYNE COLLINS *Director since May 1988*

Governor Collins, 67, is Executive Scholar in Residence at Georgetown College, a position she assumed in August 1998, after having been Director, International Business and Management Center, at the University of Kentucky since July 1996. From 1988 to 1997, she was President of Martha Layne Collins and Associates, a consulting firm, and from July 1990 to July 1996, she was President of St. Catharine College in Springfield, Kentucky. Following her receipt of a BS degree from the University of Kentucky, Governor Collins taught from 1959 to 1970. After acting as Coordinator of Women's Activities in a number of political campaigns, she served as Clerk of the Supreme Court of the Commonwealth of Kentucky from 1975 to 1979. She was elected to a four-year term as Governor of the Commonwealth of Kentucky in 1983 after having served as Lieutenant Governor from 1979 to 1983. Governor Collins has served as a Fellow at the Institute of Politics, Harvard University.



TIMOTHY M. DONAHUE

TIMOTHY M. DONAHUE *Director since October 2001*

Mr. Donahue, 54, has served as President and Chief Executive Officer of Nextel Communications, Inc. since August 1999. He began his career with Nextel in January 1996 as President and Chief Operating Officer. Mr. Donahue has served as Chairman of the Cellular Telecommunications & Internet Association (CTIA), the industry's largest and most respected association. In 2003, Nextel was named by *Forbes* magazine as one of America's best-managed companies. Before joining Nextel, he served as northeast regional President for AT&T Wireless Services operations from 1991 to 1996. Mr. Donahue started his career with AT&T Wireless Services (formerly McCaw Cellular Communications) in 1986 as President for McCaw Cellular's paging division. In 1989, he was named McCaw Cellular's President for the U.S. central region. He is a graduate of John Carroll University with a BA in English Literature.



DELANO E. LEWIS

DELANO E. LEWIS *Director since July 2001*

Mr. Lewis, 65, is the former Ambassador to South Africa, a position he held from December 1999 to July 2001. Prior to his ambassadorship, Mr. Lewis was President and Chief Executive Officer of National Public Radio Corporation, a position he held from January 1994 until August 1998. He was President and Chief Executive Officer of C&P Telephone Company, a subsidiary of Bell Atlantic Corporation, from 1988 to 1993, after having served as Vice President since 1983. Mr. Lewis held several positions in the public sector prior to joining C&P Telephone Company. Mr. Lewis received a BA from University of Kansas and a JD from Washburn School of Law. Mr. Lewis previously served as a director of Eastman Kodak Company from May 1998 to December 1999. He is a director of Colgate-Palmolive Co.



PAUL H. O'NEILL

PAUL H. O'NEILL *Director since February 2003*

Mr. O'Neill, 68, served as Secretary of the Treasury of the United States from 2001 to 2002. Previously he was Chairman of Alcoa and held that position from April 1987 to December 2000. From April 1987 until May 1999, he also held the position of Chief Executive Officer. Prior to joining Alcoa, Mr. O'Neill served as President of International Paper Company from 1985 to 1987, after having joined that company in 1977. Mr. O'Neill began his career as an engineer for Morrison-Knudsen, Inc., worked as a computer systems analyst with the U.S. Veterans Administration from 1961 to 1966, and served on the staff of the U.S. Office of Management and Budget from 1967 to 1977. He was Deputy Director of OMB from 1974 to 1977. Mr. O'Neill received a BA degree in economics from Fresno State College and a master's degree in public administration from Indiana University. Mr. O'Neill previously served as a director of Eastman Kodak Company from December 1997 to December 2000. He is also a director of Nalco Company, RAND Corporation, TRW Automotive Holdings Corp. and he serves as a Special Advisor to the Blackstone Group.

COMMITTEES OF THE BOARD

The Board has the five committees described below. The Board has determined that each of the members of the Audit Committee, the Corporate Responsibility and Governance Committee, the Executive Compensation and Development Committee and the Finance Committee has no material relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) and is independent under the Company's Director Independence Standards and, therefore, independent within the meaning of the NYSE's corporate governance listing standards and the rules of the SEC.

Audit Committee—8 meetings in 2003

The Audit Committee assists the Board in overseeing the integrity of the Company's financial reports; the Company's compliance with legal and regulatory requirements; the independent auditor's selection, qualifications, performance and independence; the Company's systems of disclosure controls and procedures and internal controls over financial reporting; and the performance of the Company's internal auditors. A detailed list of the Committee's functions is included in its charter, which can be accessed at **www.kodak.com/go/governance**. In the past year, the Audit Committee:

- discussed the independence of the independent accountants;
- discussed the quality of the accounting principles used to prepare the Company's financial statements;
- reviewed the Company's periodic financial statements;
- oversaw the Company's compliance with requirements of the Sarbanes-Oxley Act, SEC rules and NYSE listing requirements;
- retained the independent accountants;
- reviewed and approved the audit and non-audit budgets and activities of both the independent accountants and the internal audit staff of the Company;
- received and analyzed reports from the Company's independent accountants and internal audit staff;
- met separately and privately with the independent accountants and with the Company's Director, Corporate Auditing, to ensure that the scope of their activities had not been restricted and that adequate responses to their recommendations had been received;
- reviewed the progress of the Company's internal controls assessment;
- conducted and reviewed the results of a Committee evaluation;
- monitored the Company's legal and regulatory compliance, and compliance with the Company's Business Conduct Guide; and
- revised the Committee's written charter.

Corporate Responsibility and Governance Committee—5 meetings in 2003

The Corporate Responsibility and Governance Committee assists the Board in overseeing the Company's corporate governance structure; identifying and recommending individuals to the Board for nomination as directors; performing an annual review of the Board's performance; and overseeing the Company's activities in the areas of environmental and social responsibility. A detailed list of the Committee's functions is included in its charter, which can be accessed at **www.kodak.com/go/governance**. In the past year, the Corporate Responsibility and Governance Committee:

- revised its charter to comply with the requirements of the NYSE's corporate governance listing standards;
- restated the Company's Corporate Governance Guidelines in light of the new corporate governance listing standards of the NYSE;
- recommended Director Independence Standards to the full Board for approval;
- adopted new Director Qualification Standards and a Director Attendance Policy;
- implemented an enhanced Director Selection Process;
- established a process for shareholders and other interested parties to communicate with the Board;
- recommended to the full Board the adoption of a number of measures based on the final recommendations of the Diversity Advisory Panel;
- completed a review of the Committee's own performance;
- commenced a review of the Board's compensation program;
- oversaw the Board's annual performance review; and
- recommended to the full Board a realignment of the Board's committee assignments.

Executive Compensation and Development Committee—6 meetings in 2003

The Executive Compensation and Development Committee assists the Board in overseeing the Company's executive compensation strategy; overseeing the administration of its executive compensation and its equity-based compensation plans; reviewing and approving the compensation of the Company's CEO; overseeing the compensation of the Company's executive officers; reviewing the Company's succession plans for its CEO and President; and overseeing the Company's activities in the areas of leadership and organization development. A detailed list of the Committee's functions is included in its charter, which can be accessed at **www.kodak.com/go/governance**. In the past year, the Executive Compensation and Development Committee:

- completed a study of the Company's long-term compensation for its executives;
- approved the adoption of a new performance-based, long-term compensation program for all of the Company's executives;

- limited participation in the Company's annual stock option program to the Company's officers, those who are most responsible for influencing shareholder value;
- strengthened the Company's share ownership requirements for the Company's executive officers;
- revised the Committee's charter to comply with the new corporate governance listing standards of the NYSE;
- completed a review of the Committee's own performance;
- reviewed the Company's executive development process;
- set the compensation for the CEO and reviewed the compensation recommendations for the Company's other executive officers; and
- granted and certified awards under the Company's compensation plans.

Finance Committee—5 meetings in 2003

The Finance Committee of the Board assists the Board in overseeing the Company's balance sheet and cash flow performance; financing plans; capital expenditure budget and proposed capital expenditures; acquisitions, joint ventures and divestitures; risk management policies; and tax policy. A detailed list of the Committee's functions is included in its charter, which can be accessed at **www.kodak.com/go/governance**. In the past year, the Finance Committee:

- reviewed the Company's financing strategies including dividend declaration, capital expenditures, debt issuances and foreign exchange and commodity hedging;
- reviewed cash flow, balance sheet performance and credit ratings;
- reviewed significant acquisitions, divestitures and joint ventures;
- reviewed investment performance;
- reviewed the administration of the Company's defined benefit pension plan; and
- reviewed the Company's risk management and tax strategies.

Executive Committee—No meeting in 2003

The Executive Committee is composed of five directors, the Chairman of the Board and the Chairs of each of the other four committees. The Committee is generally authorized to exercise all of the powers of the Board in the intervals between meetings of the Board. The Executive Committee did not meet in 2003.

Committee Membership

Director Name	Audit Committee	Corporate Responsibility and Governance Committee	Executive Compensation and Development Committee	Finance Committee
Richard S. Braddock	X		X*	
William M. Bradley		X		X
Martha Layne Collins	X		X	
Timothy M. Donahue	X		X	
William H. Hernandez	X			X
Durk I. Jager		X		X*
Debra L. Lee		X*	X	
Delano E. Lewis		X		X
Paul H. O'Neill		X	X	
Hector de J. Ruiz	X*		X	
Laura D'Andrea Tyson		X		X

*Chair

OTHER BOARD MATTERS

Presiding Director

Our Board created the position of Presiding Director in February 2003. Richard S. Braddock has been designated the Board's Presiding Director. The primary functions of the Presiding Director are to: (i) ensure that our Board operates independent of our management; (ii) chair the meetings of the independent directors; (iii) act as the principal liaison between the independent directors and the CEO; and (iv) assist the Board in its understanding of the boundaries between board and management responsibilities.

Meeting Attendance

In February of 2004, our Board adopted a "Director Attendance Policy." A copy of this policy is attached as an appendix to our Corporate Governance Guidelines, which are attached as Exhibit III. Under this new policy, all of our directors are strongly encouraged to attend our Annual Meeting of Shareholders.

In 2003, the Board held a total of 14 meetings. Each director attended at least 80% of the meetings of the Board and committees of the Board on which the director served. The average attendance by all directors was over 90%. All of our directors attended our 2003 Annual Meeting of Shareholders.

Executive Sessions

Executive sessions of our non-management directors are held at least four times a year. These sessions are chaired by our Presiding Director.

When all of our non-management directors are not independent, the independent members of our Board will meet in executive session at least once a year. Our Presiding Director will chair these meetings.

In 2003, all of our non-management directors were independent. They met in executive session four times.

Communications with Our Board

The Board maintains a process for our shareholders and other interested parties to communicate with the Board of Directors. Shareholders and interested parties who wish to communicate with the Board may send an email to our Presiding Director at **presiding-director@kodak.com** or may send a letter to our Presiding Director at P.O. Box 92818, Rochester, NY 14650. Communications sent by email will go simultaneously to Kodak's Presiding Director and Corporate Secretary. Our Corporate Secretary will review communications sent by mail and if they are relevant to, and consistent with, Kodak's operations, policies and philosophies, they will be forwarded to the Presiding Director. By way of example, communications which are unduly hostile, threatening, illegal or similarly inappropriate will not be forwarded to the Presiding Director. Our Corporate Secretary will periodically provide the Board a summary of all communications received that were not forwarded to the Presiding Director and will make those communications available to any director on request. The Presiding Director will determine whether any communications sent to the full Board should be properly addressed by the entire Board or a committee thereof and whether a response to the communication is warranted. If a response is warranted, the Presiding Director may choose to coordinate the content and method of the response with our Corporate Secretary.

Consideration of Director Nominees

The Corporate Responsibility and Governance Committee will consider for nomination as director of the Company candidates recommended by its members, other Board members, management, shareholders and the search firms it retains.

Shareholders wishing to recommend candidates for consideration by the Corporate Responsibility and Governance Committee may do so by providing the following information, in writing, to the Corporate Responsibility and Governance Committee, c/o Corporate Secretary, Eastman Kodak Company, 343 State Street, Rochester, NY 14650-0218: (i) the name, address and telephone number of the shareholder making the request; (ii) the number of shares of the Company owned, and if such person is not a shareholder of record or if such shares are held by an entity, reasonable evidence of such person's ownership of such shares or such person's authority to act on behalf of such entity; (iii) the full name, address and telephone number of the individual being recommended, together with a reasonably detailed description of the background, experience and qualifications of that individual; (iv) a signed acknowledgement by the individual being recommended that he or she has consented to: (a) serve as director if elected; and (b) the Company's undertaking of an inquiry into that individual's background, experience and qualifications; (v) the disclosure of any relationship of the individual being recommended with the Company or any subsidiaries or affiliates, whether direct or indirect; and, (vi) if known to the shareholder, any material interest of such shareholder or individual being recommended in any proposals or other business to be presented at the Company's next Annual Meeting of Shareholders (or a statement to the effect that no material interest is known to such shareholder). Our Board may change the process by which shareholders may recommend director candidates to the Corporate Responsibility and Governance Committee. Please refer to the Company's website at **www.kodak.com/go/governance** for any changes to this process. The Company has not received any shareholder recommendations of director candidates with regard to the election of directors covered by this Proxy Statement.

Director Qualification Standards

When reviewing a potential candidate for the Board, the Corporate Responsibility and Governance Committee looks to whether the candidate possesses the necessary qualifications to serve as a director. To assist it in these determinations, the Corporate Responsibility and Governance Committee has adopted "Director Qualification Standards." The Director Qualification Standards are attached as an appendix to the Company's Corporate Governance Guidelines, which are attached as Exhibit III. These standards specify the minimum qualifications that a nominee must possess in order to be considered for election as a director. If a candidate possesses these minimum qualifications, the Committee, in accordance with the Director Selection Process described in the next section, will then consider the candidate's qualifications in light of the needs of the Board and the Company at that time, given the then current mix of director attributes.

Director Selection Process

As provided in the Company's Corporate Governance Guidelines, the Corporate Responsibility and Governance Committee seeks to create a diverse and inclusive Board that, as a whole, is strong in both its knowledge and experience. When identifying, screening and recommending new candidates to the Board for membership, the Corporate Responsibility and Governance Committee follows the procedures outlined in its "Director Selection Process." The Director Selection Process is attached as an appendix to the Company's Corporate Governance Guidelines, which are attached as Exhibit III. The Corporate Responsibility and Governance Committee generally uses the services of a third-party executive search firm when identifying and evaluating possible nominees for Director.

Director Compensation

Review

In late 2003, the Corporate Responsibility and Governance Committee began a review of the Director Compensation Program. A description of this review is contained in the Committee's report on page 115. As a first step in this process, the Committee developed a set of Director Compensation Principles. These principles, which are aligned with the Company's executive compensation principles, are also described in the Committee's report on page 115. The Committee anticipates making a recommendation to the Board concerning the results of its study in the first quarter of 2004. The following describes the Board's compensation program as presently in effect:

Annual Payments

Non-employee directors receive:

- $65,000 as a retainer, at least half of which must be taken in stock or deferred into stock units;
- 2,000 stock options; and
- reimbursement of out-of-pocket expenses for the meetings they attend.

The employee director receives no additional compensation for serving on the Board.

Mr. Braddock receives a retainer of $100,000 per year for his services as Presiding Director, in addition to his annual retainer as a director.

Deferred Compensation

Non-employee directors may defer some or all of their compensation into a phantom Kodak stock account or into an interest-bearing account. Eight current directors deferred compensation in 2003. In the event of a change in control, the amounts in the phantom accounts will generally be paid in a single cash payment.

Life Insurance

The Company provides $100,000 of group term life insurance to each non-employee director. This decreases to $50,000 at retirement or age 65, whichever occurs later.

Charitable Award Program

This program, which was closed to new participants effective January 1, 1997, provides for a contribution by the Company of up to $1,000,000 following a director's death to a maximum of four charitable institutions recommended by the director. The individual directors derive no financial benefits from this program. It is funded by self-insurance and joint life insurance policies purchased by the Company. Mr. Braddock and Gov. Collins continue to participate in the program.

Personal Umbrella Liability Insurance

The Company provides $5,000,000 of personal liability insurance to each non-employee director. This coverage terminates on December 31 of the year in which the director terminates service on the Company's Board.

Travel Accident Insurance

The Company provides each non-employee director with $200,000 of accidental death and $100,000 of dismemberment insurance while traveling to or attending Board or Committee meetings.

Beneficial Security Ownership of More Than 5% of the Company's Common Stock

As of March 8, 2004, based on Schedule 13G filings, the Company was aware of the following beneficial owners of more than 5% of its common stock:

Shareholder's Name and Address	Number of Common Shares Owned	Percentage of Company's Common Shares Owned
Legg Mason Funds Management, Inc. Legg Mason Capital Management, Inc. Legg Mason Focus Capital, Inc. 100 Light St. Baltimore, MD 21202	32,265,544	11.26%[1]
Dodge & Cox One Sansome St. 35th Floor San Francisco, CA 94104	18,220,730	6.4%[2]

(1) As set forth in Shareholder's Schedule 13G, as of December 31, 2003, filed on February 17, 2004. The filing discloses that the three entities listed had shared voting and dispositive power with respect to all shares. Legg Mason Funds Management, Inc. manages various accounts, including the account of Legg Mason Value Trust, Inc. which holds 16 million of the shares shown, or 5.58% of the Company's common shares.

(2) As set forth in Shareholder's Schedule 13G, as of December 31, 2003, filed on February 17, 2004.

Beneficial Security Ownership of Directors, Nominees and Executive Officers

Directors, Nominees and Executive Officers	Number of Common Shares Owned on January 2, 2004
Richard S. Braddock	31,630 [(a) (b)]
William W. Bradley	9,400 [(a) (b)]
Robert H. Brust	302,462 [(a) (b)]
Daniel A. Carp	1,472,349 [(a) (b)]
Martha Layne Collins	22,585 [(a) (b)]
Timothy M. Donahue	12,288 [(a) (b)]
William H. Hernandez	3,340 [(a)]
Durk I. Jager	23,103 [(a) (b)]
Debra L. Lee	14,413 [(b)]
Delano E. Lewis	9,588 [(a) (b)]
Michael P. Morley	346,199 [(a) (b)]
Paul H. O'Neill	4,660 [(a)]
Antonio M. Perez	150,517 [(a)]
Hector de J. Ruiz	13,164 [(b)]
Willy C. Shih	134,361 [(a) (b)]
Laura D'Andrea Tyson	14,123 [(a) (b)]
All Directors, Nominees and Executive Officers as a Group (31), including the above	3,681,180 [(a) (b) (c)]

(a) Includes the following Kodak common stock equivalents, which are held in deferred compensation plans: R. S. Braddock – 6,276; W. W. Bradley – 1,738; R. H. Brust – 12,114; D. A. Carp – 221,183; M. L. Collins – 11,385; T. M. Donahue – 4,288; W. H. Hernandez – 1,840; D. I. Jager – 12,103; D. E. Lewis – 3,388; M. P. Morley – 49,972; P. H. O'Neill – 3,660; A. M. Perez – 50,517; W. C. Shih – 12,977; L. D. Tyson – 2,635; and all directors, nominees and executive officers as a group – 540,033.

(b) Includes the following number of shares which may be acquired by exercise of stock options: R. S. Braddock – 8,000; W. W. Bradley – 6,000; R. H. Brust – 263,808; D. A. Carp – 1,211,288; M. L. Collins – 8,000; T. M. Donahue – 6,000; D. I. Jager – 8,000; D. L. Lee – 8,000; D. E. Lewis – 6,000; M. P. Morley – 292,889; H. de J. Ruiz – 6,000; W. C. Shih – 104,554; L. D. Tyson – 8,000; and all directors, nominees and executive officers as a group – 2,777,417.

(c) Each individual executive officer and director listed above beneficially owned less than 1% of the outstanding shares of the Company's common stock. As a group, these executive officers and directors owned 1.15%.

The above table reports beneficial ownership in accordance with Rule 13d-3 under the Securities Exchange Act of 1934. This means all Company securities over which the directors, nominees and executive officers directly or indirectly have or share voting or investment power are listed as beneficially owned. The figures above include shares held for the account of the above persons in the Eastman Kodak Shares Program and the Kodak Employees' Stock Ownership Plan, and the interests of the above persons in the Kodak Stock Fund of the Eastman Kodak Employees' Savings and Investment Plan, stated in terms of Kodak shares.

Transactions with Management

Under Mr. Brust's December 20, 1999 offer letter, the Company loaned Mr. Brust, Chief Financial Officer and Executive Vice President, the sum of $3,000,000 at an annual interest rate of 6.21%, the applicable federal rate for mid-term loans, compounded annually, in effect for January 2000. The unsecured loan is evidenced by a promissory note dated January 6, 2000. Under Mr. Brust's November 12, 2001 amended offer letter, a portion of the principal and all of the accrued interest on the loan is to be forgiven on each of the first seven anniversaries of the loan. Mr. Brust is not entitled to forgiveness on any anniversary date if he voluntarily terminates his employment or is terminated for cause on or before the anniversary date. The principal balance due under the loan on December 31, 2003 was $1,800,000.

In March 2001, the Company loaned Mr. Carp, Chairman, President and Chief Executive Officer, $1,000,000 for the purchase of a home. The loan is unsecured and bears interest at 5.07% per year, the applicable federal rate for mid-term loans, compounded annually, in effect for March 2001. The entire amount of the loan and all accrued interest is due upon the earlier of March 1, 2006 or the date of Mr. Carp's termination of employment from the Company. The loan is evidenced by a promissory note dated March 2, 2001. The balance due under the loan on December 31, 2003 was $1,150,587.

Compensation of Named Executive Officers

The individuals named in the following table are the Company's Chief Executive Officer and the four other named executive officers under Section 229.402(a)(3) of Volume 17 of the Code of Federal Regulation during 2003. The figures shown include both amounts paid and amounts deferred.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary	Bonus[a]	Other Annual Compensation[b]	Restricted Stock Awards[c]	Securities Underlying Options/SARs[d]	LTIP Payouts[e]	All Other Compensation[f]
D. A. Carp	2003	$1,080,769	$1,909,600	$ 15,916	$ —	72,000	$ 883,670	$ 0
Chairman & CEO	2002	1,030,769	2,327,325	31,231	4,249,010	175,000	0	0
	2001	1,000,000	507,500	25,695	2,968,751	410,000	0	0
A. M. Perez	2003	648,269	819,000	18,573	4,143,500	551,500	478,899	26,156
President & COO								
R. H. Brust	2003	676,577	585,446	—	—	14,400	368,986	507,898
Exec. V. P. & CFO	2002	635,828	669,240	—	424,162	42,000	0	487,768
	2001	585,003	151,200	—	430,414	78,000	0	827,923
M. P. Morley	2003	516,731	801,504	—	—	14,400	283,810	0
Exec. V. P. & CAO	2002	491,154	864,800	—	368,669	35,000	0	0
	2001	466,095	132,996	—	430,414	42,000	0	0
W. C. Shih	2003	510,462	576,079	—	—	13,400	263,054	62,835
Sr. V. P.	2002	483,538	589,490	—	355,113	141,100	0	29,360
	2001	458,462	124,719	—	230,535	36,400	0	24,263

(a) This column shows Executive Compensation for Excellence and Leadership Plan (EXCEL), and its predecessor, Management Variable Compensation Plan, awards for services performed, not paid, in each year indicated. For M. P. Morley for 2003, the amount includes a retention bonus of $350,000 paid under the October 23, 2003 amendment to his retention agreement; for 2002, the amount includes a retention bonus of $370,000 paid under the March 13, 2001 amendment to his retention agreement.

(b) Where no amount is shown, the value of personal benefits provided was less than the minimum amount required to be reported. For D. A. Carp, the amounts shown in this column represent tax payments made by the Company relating to his use of Company transportation. The Company requires D. A. Carp to use Company transportation for security reasons. For A. M. Perez, the amount shown includes tax allowances for relocation expenses paid under the Company's new hire relocation program and Mr. Perez's March 3, 2003 offer letter.

(c) The awards shown represent grants of restricted stock or restricted stock units valued as of the date of grant. Dividends are paid on the restricted shares and restricted units as and when dividends are paid on Kodak common stock. The restrictions on the awards granted under the Executive Incentive Program lapsed on December 31, 2003.

D. A. Carp – For 2002, 100,000 shares granted as a retention based award, valued on December 2, 2002 at $36.73 per share and 18,611 shares awarded under the Executive Incentive Program, valued on February 18, 2003 at $30.95 per share. For 2001, 20,000 shares granted in recognition of his election as Chairman, valued on January 12, 2001, at $40.875 per share and 52,630 shares granted in substitution of, and not in addition to, the stock option grant D. A. Carp would otherwise have received in January 2001 under the management stock option program, valued on January 16, 2001, at $40.875 per share.

A. M. Perez – For 2003, 100,000 shares granted as a signing bonus, valued on April 2, 2003 at $30.97 per share and 50,000 shares granted as a retention based award, valued on October 1, 2003 at $20.93 per share.

R. H. Brust – For 2002, 5,000 shares granted as a retention based award, valued on December 2, 2002 at $36.73 per share and 7,771 shares awarded under the Executive Incentive Program, valued on February 18, 2003 at $30.95 per share. For 2001, 10,530 shares granted in substitution of, and not in addition to, the stock option grant R. H. Brust would otherwise have received in January 2001 under the management stock option program, valued on January 16, 2001 at $40.875 per share.

M. P. Morley – For 2002, 5,000 shares granted as a retention based award, valued on December 2, 2002 at $36.73 per share and 5,978 shares awarded under the Executive Incentive Program, valued on February 18, 2003 at $30.95 per share. For 2001, 10,530 shares granted in substitution of, and not in addition to, the stock option grant M. P. Morley would otherwise have received in January 2001 under the management stock option program, valued on January 16, 2001 at $40.875 per share.

W. C. Shih – For 2002, 5,000 shares granted as a retention based award, valued on December 2, 2002 at $36.73 per share and 5,540 shares awarded under the Executive Incentive Program, valued on February 18, 2003 at $30.95 per share. For 2001, 11,280 shares granted in substitution of, and not in addition to, the stock option grant W. C. Shih would otherwise have received in January 2001 under the management stock option program, valued on January 16, 2001 at $40.875 per share.

The total number and value of restricted stock held as of December 31, 2003 for each named individual (valued at $25.67 per share) were: D. A. Carp – 175,724 shares – $4,510,835; A. M. Perez – 150,000 shares – $3,850,500; R. H. Brust – 21,890 shares – $561,916; M. P. Morley – 10,265 shares – $263,502; and W. C. Shih – 15,640 shares – $401,478.

(d) On April 2, 2003, A. M. Perez received stock options to purchase 500,000 shares as a sign-on bonus. The remaining amounts for 2003 represent grants made in the fourth quarter of 2003 under the officer stock option program. The amounts for 2002 represent grants made under the management stock option program; except that W. C. Shih received on August 26, 2002, stock options to purchase 104,700 shares under the Stock Option Exchange Program. For 2001, the amounts represent grants made under the management stock option program; except that the amount for D. A. Carp includes a grant of stock options to purchase 160,000 shares in recognition of his election as Chairman.

(e) No awards were paid for the periods 2001-2003, 2000-2002, and 1999-2001 under the Performance Stock Program. The amounts shown are the value of awards paid under the Executive Incentive Plan of the 2002-2004 performance cycle of the Performance Stock Program based on performance over the period 2002-2003, computed as of the date of the award, February 17, 2004, at $29.07 per share: D. A. Carp – 30,398; A. M. Perez – 16,474; R. H. Brust – 12,693; M. P. Morley – 9,763; and W. C. Shih – 9,049. The awards were paid in shares of Kodak common stock.

(f) For R. H. Brust for 2003, the amount represents $428,100 of principal and interest forgiven in connection with the loan from the Company as described on page 103 and $79,898 as the Company contribution in the cash balance feature of the Kodak Retirement Income Plan; for 2002, the amount represents $446,400 of principal and interest forgiven in connection with the loan and $41,639 as the Company contribution in the cash balance feature; and for 2001, the amount represents $786,300 of principal and interest forgiven in connection with the loan and $41,623 as the Company contribution to the cash balance feature. For A. M. Perez and W. C. Shih, the amounts represent the Company contribution in the cash balance feature.

OPTION/SAR GRANTS IN LAST FISCAL YEAR

Individual Grants

Name	Number of Securities Underlying Options/ SARs Granted	Percentage of Total Options/SARs Granted to Employees in Fiscal Year	Exercise or Base Price Per Share	Expiration Date	Grant Date Present Value[c]
D. A. Carp	72,000[a]	4.82	$ 24.49	11/18/10	$ 637,200
A. M. Perez	51,500[a]	3.45	24.49	11/18/10	455,775
	500,000[b]	33.45	30.96	04/01/13	3,190,000
R. H. Brust	14,400[a]	.96	24.49	11/18/10	127,440
M. P. Morley	14,400[a]	.96	24.49	11/18/10	127,440
W. C. Shih	16,750[a]	1.12	24.49	11/18/10	148,238

(a) These options were granted in November 2003 under the officer stock option program. Termination of employment, for other than death or a permitted reason, prior to the first anniversary of the grant date, results in forfeiture of the options. Thereafter, termination of employment prior to vesting results in forfeiture of the options unless the termination is due to retirement, death, disability or an approved reason. Vesting accelerates upon death. One third of the options vest on each of the first three anniversaries of the date of grant.

(b) These options were granted to A. M. Perez as a signing bonus as required under his offer letter with the Company. The options vest in two (2) equal consecutive annual installments of 250,000; the first vests on April 2, 2004 and the other on April 2, 2005. Termination of employment for other than death, permitted reason, without cause or good reason, prior to the first anniversary of the grant date results in forfeiture of the options. Thereafter, termination of employment prior to vesting results in forfeiture of the options unless the termination is without cause or due to death, disability, approved reason or good reason.

(c) The present value of these options was determined using the Black-Scholes model of option valuation in a manner consistent with the requirements of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." For the options granted in November 2003 under the officer stock option program, the following weighted-average assumptions were used: risk-free interest rate – 3.75%; expected option life – 7 years; expected volatility – 35.33%; and expected dividend yield – 1.77%. For the options granted to A. M. Perez as a hiring bonus, the following weighted-average assumptions were used: risk-free interest rate – 3.48%; expected option life – 7 years; expected volatility – 35.27%; and expected dividend yield – 5.75%.

AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION/SAR VALUES

Name	Number of Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options/SARs at Fiscal Year-End		Value of Unexercised In-the-Money Options/ SARs at Fiscal Year-End* Value	
			Exercisable	Unexercisable	Exercisable	Unexercisable
D. A. Carp	0	0	1,157,848	326,190	$ 0	$ 84,960
A. M. Perez	0	0	0	551,500	0	60,770
R. H. Brust	0	0	233,808	128,592	0	16,992
M. P. Morley	0	0	292,889	76,878	0	16,992
W. C. Shih	0	0	104,554	53,296	0	19,765

*Based on the closing price on the NYSE – Composite Transactions of the Company's common stock on December 31, 2003 of $25.67 per share.

STOCK OPTIONS AND SARS OUTSTANDING UNDER SHAREHOLDER- AND NON-SHAREHOLDER-APPROVED PLANS

As required by Item 201(d) of Regulation S-K, the Company's total options outstanding of 39,549,310 and total stock appreciation rights (SARs) outstanding of 730,107 have been granted under equity compensation plans that have been approved by security holders and that have not been approved by security holders as follows:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	29,031,681	$ 46.39	7,927,850
Equity compensation plans not approved by security holders	11,247,736	54.08	0
Total	40,279,417	$ 48.54	7,927,850

The Company's equity compensation plans approved by security holders include the 2000 Omnibus Long-Term Compensation Plan, the Eastman Kodak Company 1995 Omnibus Long-Term Compensation Plan, the Eastman Kodak Company 1990 Omnibus Long-Term Compensation Plan and the Wage Dividend Plan. The Company's equity compensation plans not approved by security holders include the Eastman Kodak Company 1997 Stock Option Plan and the Kodak Stock Option Plan. In accordance with an amendment that is effective as of January 1, 2004, no options or SARs will be granted in the future under the Wage Dividend Plan.

LONG-TERM INCENTIVE PLAN

Leadership Stock Program

Beginning January 1, 2004, long-term compensation will principally be provided to all of the Company's executives in the form of performance stock units under the Company's new Leadership Stock Program. As a result, those selected senior executives who formerly participated in the Company's Performance Stock Program will now be eligible for grants of performance stock units under the Leadership Stock Program. The terms of this new program are detailed in the Report of the Executive Compensation and Development Committee on page 118.

Performance Stock Program

Although the new Leadership Stock Program replaces the Performance Stock Program, the pending cycles of the Performance Stock Program will continue to run until they expire. Participation in the Performance Stock Program was limited to selected senior executives. The program's performance goal was total shareholder return equal to at least that earned by a company at the 50th percentile in terms of total shareholder return within the Standard & Poor's 500 Composite Stock Price Index.

After the close of a cycle, the Committee calculates the percentage earned of each participant's target award. No awards are paid unless the performance goal is achieved. Fifty percent of the target award is earned if the performance goal is achieved. One hundred percent is earned if total shareholder return for the cycle equals that of a company at the 60th percentile within the Standard & Poor's 500 Composite Stock Price Index.

The Committee has the discretion to reduce or eliminate the award earned by any participant based upon any criteria it deems appropriate. Awards are paid in the form of restricted stock, which restrictions lapse at age 60. The table below shows the threshold (i.e., attainment of the performance goal), target and maximum number of shares for the named executive officers for each cycle. No awards were earned for the 2001-2003 performance cycle.

Executive Incentive Program

In early 2002, the Executive Compensation and Development Committee approved a performance-based, long-term award program, i.e., the Executive Incentive Program, under the 2002-2004 cycle of the Performance Stock Program. The purposes of this one-time program were to increase by year-end 2003 investable cash flow and the financial performance of certain strategic product groups. In this regard, certain target and threshold performance goals were established by the Committee based on these two metrics for the two-year period commencing January 1, 2002, and ending December 31, 2003.

Participation in the Executive Incentive Program was limited to 19 selected key executive officers, including the five named executive officers. Each participant's target award under the program was 75% of the participant's total target annual compensation (annual base salary plus target EXCEL award) expressed in the form of shares of common stock based on a March 8, 2002 stock price of $32.37 per share.

As explained in the Report of the Executive Compensation and Development Committee on page 120, both of the program's threshold performance goals were achieved by year-end 2003. As a result of the Company's performance, the program's performance formula provided a payout equal to 79% of target. As explained in last year's Proxy Statement, the program's participants received an interim award in 2002 of 30% of their target award due to achieving certain pre-established interim goals by year-end 2002. Each participant's interim award was then subtracted from the award he or she earned for the entire cycle, and the net award amount was paid to the participant in the form of shares of the Company's common stock. The net award amounts paid to the named executive officers are listed under the column entitled "LTIP Payouts" in the Summary Compensation Table on page 104.

Awards under the Executive Incentive Program will be coordinated with awards received under the 2002-2004 performance cycle of the Performance Stock Program. As a result, any award earned by a participant under the 2002-2004 performance cycle of the Performance Stock Program will be reduced by the amount of any award earned by the participant under the Executive Incentive Program.

Long-Term Incentive Plan—Awards in Last Fiscal Year

Name	Number of Shares, Units or Other Rights	Performance or Other Period Until Maturation or Payout	Estimated Future Payouts Under Non-Stock Price-Based Plans		
			Threshold # of Shares	Target # of Shares	Maximum # of Shares[a]
D. A. Carp	N/A	2001-2003	10,000	20,000	30,000
		2002-2004	10,000	20,000	[62,037] 30,000
		2003-2005	10,000	20,000	30,000
A. M. Perez	N/A	2001-2003[b]	1,875	3,750	5,625
		2002-2004[b]	4,375	8,750	[20,853] 13,125
		2003-2005[b]	6,875	13,750	20,625
R. H. Brust	N/A	2001-2003	2,625	5,250	7,875
		2002-2004	2,625	5,250	[25,904] 7,875
		2003-2005	2,625	5,250	7,875
M. P. Morley	N/A	2001-2003	2,625	5,250	7,875
		2002-2004	2,625	5,250	[19,926] 7,875
		2003-2005	2,625	5,250	7,875
W. C. Shih	N/A	2001-2003	1,988	3,975	5,963
		2002-2004	1,988	3,975	[18,467] 5,963
		2003-2005	1,988	3,975	5,963

(a) The shares in brackets are the named executive officers' target awards under the Executive Incentive Program.

(b) Individuals who participate for less than the full performance cycle are eligible for a pro-rated award based upon the length of their participation.

EMPLOYMENT CONTRACTS AND ARRANGEMENTS

Daniel A. Carp

Effective December 10, 1999, the Company entered into a letter agreement with Mr. Carp providing for his employment as President and Chief Executive Officer. The letter agreement provides for a base salary of $1,000,000, subject to annual adjustment, and a target annual bonus of 105% of his base salary. Mr. Carp's compensation will be reviewed annually by the Executive Compensation and Development Committee. The Executive Compensation and Development Committee approved an increase of Mr. Carp's annual base salary to $1,100,000 effective May 5, 2003. Mr Carp's target award under the Company's variable pay plan will remain at 155% of his base salary.

If the Company terminates Mr. Carp's employment without cause, Mr. Carp will be permitted to retain his stock options and restricted stock. He will also receive severance pay equal to three times his base salary plus target annual bonus and prorated awards under the Company's bonus plans. The letter agreement also provides that for pension purposes, Mr. Carp will be treated as if he were age 55, if he is less than age 55 at the time of his termination, or age 60, if he is age 55 or older but less than age 60, at the time of his termination of employment.

In the event of Mr. Carp's disability, he will receive the same severance pay as he would receive upon termination without cause; except it will be reduced by the present value of any Company-provided disability benefits he receives. The letter agreement also states that upon Mr. Carp's disability, he will be permitted to retain all of his stock options.

Antonio M. Perez

The Company employed Mr. Perez as President and Chief Operating Officer under an offer letter dated March 3, 2003. In addition to the information provided elsewhere in this Proxy Statement, the offer letter provides Mr. Perez a base salary of $900,000, subject to adjustment at least annually, and a target award under the Company's annual variable compensation plan of 100% of his base salary. As a hiring bonus, Mr. Perez received a grant of stock options for 500,000 shares and 100,000 shares of restricted stock. The offer letter also provides Mr. Perez with a severance allowance equal to two times his base salary plus target annual bonus if he terminates for good reason or is terminated without cause.

Robert H. Brust

The Company employed Mr. Brust under an offer letter dated December 20, 1999, that was most recently amended on October 2, 2003. In addition to the information provided elsewhere in this Proxy Statement, the amended offer letter provides Mr. Brust a special severance benefit. If, during the first seven years of Mr. Brust's employment, the Company terminates his employment without cause, he will receive severance pay equal to two times his base salary plus target annual bonus. After completing five years of service with the Company, Mr. Brust will be allowed to keep his stock options upon his termination of employment for other than cause.

Michael P. Morley

The Company entered into a retention agreement with Mr. Morley to encourage him to delay his retirement. This retention agreement was most recently amended on October 23, 2003 to incent Mr. Morley to further delay his retirement until July 1, 2004. In addition to the information provided elsewhere in this Proxy Statement, the amended retention agreement provided Mr. Morley a retention benefit of $350,000 if he remained employed through December 31, 2003 and provides Mr. Morley a retention benefit of $45,000 for each month thereafter he remains employed. The retention paid to Mr. Morley for 2003 is reported in the Summary Compensation Table on page 104. The amended retention agreement also provides Mr. Morley a death benefit equal to the projected lump-sum value of his retirement income benefit should he die prior to his retirement from the Company. The amended retention agreement permits Mr. Morley upon his retirement to retain his stock options, restricted stock, restricted stock units and awards under the Performance Stock Program.

CHANGE IN CONTROL ARRANGEMENTS

The Company maintains a change in control program to provide severance pay and continuation of certain welfare benefits for virtually all U.S. employees. A "change in control" is generally defined under the program as:

- the incumbent directors cease to constitute a majority of the Board, unless the election of the new directors was approved by at least two-thirds of the incumbent directors then on the Board;
- the acquisition of 25% or more of the combined voting power of the Company's then outstanding securities;
- a merger, consolidation, statutory share exchange or similar form of corporate transaction involving the Company or any of its subsidiaries that requires the approval of the Company's shareholders; or
- a vote by the shareholders to completely liquidate or dissolve the Company.

The purpose of the program is to assure the continued employment and dedication of all employees without distraction from the possibility of a change in control. The program provides for severance payments and continuation of certain welfare benefits to eligible employees whose employment is terminated, either voluntarily with "good cause" or involuntarily, during the two-year period following a change in control. The amount of the severance pay and length of benefit continuation is based on the employee's position. The named executive officers would be eligible for severance pay equal to three times their total target annual compensation. In addition, the named executive officers would be eligible to participate in the Company's medical, dental, disability and life insurance plans until the first anniversary of the date of their termination of employment. The Company's change in control program also requires, subject to certain limitations, tax gross-up payments to all employees to mitigate any excise tax imposed upon the employee under the Internal Revenue Code.

Another component of the program provides enhanced benefits under the Company's retirement plan. Any participant whose employment is terminated, for a reason other than death, disability, cause or voluntary resignation, within five years of a change in control is given up to five additional years of service. In addition, where the participant is age 50 or over on the date of the change in control, up to five additional years of age is given for the following plan purposes:

- to determine eligibility for early and normal retirement;
- to determine eligibility for a vested right; and
- to calculate the amount of retirement benefit.

The actual number of years of service and years of age that is given to such a participant decreases proportionately depending upon the number of years that elapse between the date of a change in control and the date of the participant's termination of employment. If the plan is terminated within five years after a change in control, the benefit for each participant will be calculated as indicated above.

In the event of a change in control which causes the Company's stock to cease active trading on the NYSE, the Company's compensation plans will generally be affected as follows, when Kodak common stock is not exchanged solely for common stock of the surviving company or the surviving company does not assume all plan awards:

- under the Executive Deferred Compensation Plan, each participant will be paid the amount in his or her account;
- under EXCEL, each participant will be paid a pro rata target award for the year in which the change in control occurs;
- under the Performance Stock Program, each participant will be awarded a pro rata target award for each pending performance cycle and all awards will be cashed out based on the change in control price;
- under the Company's stock option plans, all outstanding options will vest in full and be cashed out based on the difference between the change in control price and the option's exercise price; and
- under the Company's restricted stock programs, all of the restrictions on the stock will lapse and the stock will be cashed out based on the change in control price.

RETIREMENT PLAN

The Company funds a tax-qualified defined benefit pension plan for virtually all U.S. employees. Effective January 1, 2000, the Company amended the plan to include a cash balance feature. Messrs. Carp and Morley are the only named executive officers who participate in the non-cash balance portion of the plan. The cash balance feature covers all new employees hired after March 31, 1999, including Messrs. Perez and Brust, and all other employees who elected to participate, including Mr. Shih.

Retirement income benefits are based upon an employee's average participating compensation (APC). The plan defines APC as one third of the sum of the employee's participating compensation for the highest consecutive 39 periods of earnings over the ten years ending immediately prior to retirement or termination of employment. Participating compensation, in the case of the named executive officers, is base salary and Executive Compensation for Excellence and Leadership Plan awards, including allowances in lieu of salary for authorized periods of absence, such as illness, vacation or holidays.

For an employee with up to 35 years of accrued service, the annual normal retirement income benefit is calculated by multiplying the employee's years of accrued service by the sum of (a) 1.3% of APC, plus (b) 0.3% of APC in excess of the average Social Security wage base. For an employee with more than 35 years of accrued service, the amount is increased by 1% for each year in excess of 35 years.

The retirement income benefit is not subject to any deductions for Social Security benefits or other offsets. The normal form of benefit is an annuity, but a lump sum payment is available in limited situations.

Pension Plan Table
Annual Retirement Income Benefits—Straight Life Annuity Beginning at Age 65

	Years of Service		
Remuneration	30	35	40
$ 500,000	$ 232,089	$ 270,771	$ 284,309
750,000	352,089	410,771	431,309
1,000,000	472,089	550,771	578,309
1,250,000	592,089	690,771	725,309
1,500,000	712,089	830,771	872,309
1,750,000	832,089	970,771	1,019,309
2,000,000	952,089	1,110,771	1,166,309
2,225,000	1,060,089	1,236,771	1,298,609

NOTE: For purposes of this table, Remuneration means APC. To the extent that an employee's annual retirement income benefit exceeds the amount payable from the Company's funded plan, it is paid from one or more unfunded supplementary plans.

The following table shows the years of service credited as of December 31, 2003, to Mr. Carp and Mr. Morley. This table also shows the amount of Mr. Carp's and Mr. Morley's APC at the end of 2003. Messrs. Perez, Brust and Shih, who participated in the cash balance feature in 2003, are not listed.

Retirement Plan Table

Name	Years of Service	Average Participating Compensation
D. A. Carp	33	$ 2,181,619
M. P. Morley	39[(a)]	884,096

(a) Under Mr. Morley's retention agreement, if he elects upon his retirement to take a lump sum distribution of his retirement benefit, the amount of his benefit will be calculated using a discount rate no less favorable than the discount rate used under the Company's pension plan to calculate the retirement benefits of participants who retired effective November 1, 2003.

Cash Balance Feature

Under the cash balance feature of the Company's pension plan, the Company establishes an account for each participating employee. Every month the employee works, the Company credits the employee's account with an amount equal to four percent of the employee's monthly pay. In addition, the ongoing balance of the employee's account earns interest at the 30-year Treasury bond rate. To the extent federal laws place limitations on the amount of pay that may be taken into account under the plan, four percent of the excess pay is credited to an account established for the employee in an unfunded supplementary plan. If a participating employee leaves the Company and is vested (five or more years of service), the employee's account balance will be distributed to the employee in the form of a lump sum or monthly annuity. Participating employees whose account balance exceeds $5,000 also have the choice of leaving their account balances in the plan to continue to earn interest.

In addition to the benefits described above, Mr. Brust is covered under a special supplemental pension arrangement established under his amended offer letter. This arrangement provides Mr. Brust a single life annuity of $12,500 per month upon his retirement if he remains employed with the Company for at least five years. If Mr. Brust remains employed until January 3, 2006, he will, in lieu of receiving the $12,500 per month annuity, be treated as if eligible for the non-cash balance portion of the plan. For this purpose, Mr. Brust will be credited with 14 years of extra service in addition to his actual service. If Mr. Brust remains employed until January 2, 2007, he will be credited with 18 years of extra service in addition to his actual service for purposes of the non-cash balance portion of the plan. In any case, Mr. Brust's supplemental benefit will be offset by his cash balance benefit.

Mr. Perez is also eligible for a supplemental pension benefit under the terms of his March 3, 2003 offer letter. Under this arrangement, if Mr. Perez remains employed for three years, he will be treated as if eligible for the non-cash balance portion of the plan. For this purpose, he will be considered to have completed eight years of service with the Company and attained age 65. If, instead, Mr. Perez remains employed for nine years, he will be considered to have completed 25 years of service with the Company. Mr. Perez's supplemental pension benefit will be offset by his cash balance benefit.

Report of the Audit Committee

The Audit Committee of Eastman Kodak Company's Board of Directors is composed solely of independent directors and operates under a written charter adopted by the Board and most recently amended on February 17, 2004. A copy of the Committee's charter is attached to this Proxy Statement as Exhibit I.

Management is responsible for the Company's internal control over financial reporting, the Company's disclosure controls and procedures and preparing the Company's consolidated financial statements. The Company's independent accountants, PricewaterhouseCoopers LLP ("PwC"), are responsible for performing an independent audit of the consolidated financial statements in accordance with generally accepted auditing standards and for issuing a report of the results. As outlined in its charter, the Committee is responsible for overseeing these processes.

During 2003, the Committee met and held discussions with management and the independent accountants on a regular basis. Management represented to the Committee that the Company's consolidated financial statements were prepared in accordance with accounting principles generally accepted in the U.S., and the Committee reviewed and discussed the consolidated financial statements with management and the independent accountants.

The Committee discussed with the independent accountants the matters specified by Statement on Auditing Standards No. 61, "Communications with Audit Committee." The independent accountants provided to the Committee the written disclosures required by the Independence Standards Board Standard No. 1, "Independence Discussion With Audit Committees." The Committee discussed with the independent accountants their independence.

The Committee discussed with the Company's internal auditors and independent accountants the plans for their audits. The Committee met with the internal auditors and independent accountants, with and without management present, and discussed the results of their examinations, their evaluations of the Company's internal control over financial reporting, the Company's disclosure controls and procedures, and the quality of the Company's financial reporting.

In reliance on these reviews and discussions, the Committee recommended the Board approve the audited financial statements for inclusion in the Company's Annual Report on Form 10-K for the year ended December 31, 2003, and the Board accepted the Committee's recommendations.

The following fees were paid to PwC for services rendered in 2003 and 2002 (in millions of $):

	2003	2002
Audit Fees	$ 8.7	$ 7.9
Audit-Related Fees	5.0	1.9
Tax Fees	1.7	3.7
All Other Fees	0.2	3.0
	$ 15.6	$ 16.5

The Audit Fees related primarily to the annual audit of the Company's consolidated financial statements included in the Company's Annual Report on Form 10-K, quarterly reviews of interim financial statements included in the Company's Form 10-Q reports, statutory audits of certain of the Company's subsidiaries and services relating to filings under the Securities Act of 1933 and the Exchange Act of 1934.

The Audit-Related Fees related primarily to advisory services in connection with the Sarbanes-Oxley Act of 2002, due diligence related to merger and acquisition activity, audits of the Company's employee benefit plans, and accounting and reporting consultations relating to new accounting standards.

Tax Fees in 2003 included $1.1 million for tax compliance services and $0.6 million for tax planning and advice. Tax Fees in 2002 included $3.1 million for tax compliance services and $0.6 million for tax planning and advice.

The All Other Fees related primarily to business process reviews.

The Committee recommended to the Board, subject to shareholder ratification, the election of PwC as the Company's independent accountants. In addition, the Committee approved the scope of non-audit services anticipated to be performed by PwC in 2004 and the estimated budget for those services. The Committee adopted an Audit and Non-Audit Services Pre-Approval Policy, a copy of which is attached to this Proxy Statement as Exhibit II.

Hector de J. Ruiz, Chair
Richard S. Braddock
Martha Layne Collins
Timothy M. Donahue
William H. Hernandez

Report of the Corporate Responsibility and Governance Committee

COMPOSITION

The Corporate Responsibility and Governance Committee is composed of six directors, each of whom meets the definition of "independence" set forth in the NYSE's corporate governance listing standards. During 2003, the Committee met five times. The Charter of the Committee can be accessed electronically in the "Corporate Governance" section of **www.kodak.com/go/governance**.

RESPONSIBILITIES

The Committee is responsible for: (i) overseeing the Company's corporate governance structure; (ii) identifying, screening and recommending director candidates to the Board; (iii) administering the Director Selection Process; (iv) developing the Company's Director Qualification Standards; (v) overseeing the annual evaluation of the Board and each of its committees; (vi) overseeing and reviewing the Company's Corporate Governance Guidelines and Director Independence Standards; (vii) assisting the Board in its determinations of director independence; (viii) recommending to the Board the compensation for directors; (ix) recommending committee assignments, including committee chairs, to the full Board for approval; and (x) overseeing the Company's activities in the areas of environmental and social responsibility, diversity and equal employment opportunity. A complete description of the Committee's responsibilities can be found in its charter.

NEW LEGISLATIVE AND REGULATORY REQUIREMENTS

The Committee spent much of its time this year planning for the Company's compliance with the Sarbanes-Oxley Act, the NYSE's final corporate governance listing standards and the SEC's new disclosure rules. As a result of this work, in February 2004, the Committee and the Board took a number of actions regarding the Company's corporate governance policies, practices and processes. These include: (i) adopting restated Corporate Governance Guidelines; (ii) approving amendments to the charters of the Audit Committee, the Executive Compensation and Development Committee, and the Corporate Responsibility and Governance Committee; (iii) creating new Director Independence Standards; (iv) developing Director Qualification Standards; (v) implementing a Director Selection Process; and (vi) formulating a Director Attendance Policy. You can access the Company's Corporate Governance Guidelines, charters, Director Independence Standards, Director Qualification Standards, Director Selection Process and Director Attendance Policy in the "Corporate Governance" section of **www.kodak.com/go/governance**.

DIVERSITY INITIATIVES

In December of 2003, the Company's Diversity Advisory Panel met with the Board to present its final recommendations. This seven-member, blue-ribbon panel was launched in 2001 to provide advice on the Company's comprehensive diversity strategy and assess future diversity trends and the potential impact on Kodak. Based on the panel's final recommendations, the Committee recommended a number of specific measures to the full Board for adoption. These measures were approved by the full Board at its February 2004 meeting. For more information regarding the Company's Diversity Advisory Panel and Kodak's diversity intiatives, see the section entitled "2003 Global Diversity" on page 140.

CHIEF GOVERNANCE OFFICER

With the consent of the Committee, Laurence L. Hickey, Assistant Secretary, was named to the new position of Chief Governance Officer effective July 15, 2003. While the Company has a strong tradition of good corporate governance, this action was taken in part to heighten the awareness and importance of good corporate governance within the Company. The functions of the Chief Governance Officer include monitoring compliance with legislative and regulatory requirements affecting corporate governance, performing ongoing assessment of the Board's structure and governance practices, periodically auditing the Company's compliance with its governance principles and policies, and keeping both the Board and senior management current on corporate governance laws, trends and best practices. The position reports to both the Committee and to the Company's Corporate Secretary.

DIRECTOR COMPENSATION

During the later part of 2003, the Committee began a review of the Board's Director Compensation Program. To assist it in this effort, the Committee retained an external independent compensation consultant. As a first step in this process, the Committee developed the following Director Compensation Principles:

- Pay should represent a moderately important element of Kodak's director value proposition.
- Pay levels should generally target near the market median, and pay mix should be consistent with market considerations.
- Pay levels should be differentiated based on the time demands on some members' roles, and the Board will ensure regular rotation of certain of these roles.
- The program design should ensure that rewards are tied to the successful performance of Kodak stock, and the mix of pay should allow flexibility and board diversity.
- To the extent practical, Kodak's director compensation principles should parallel those of the Company's executive compensation program.

These principles will provide the foundation for developing and continuing a new Board compensation program. The Committee anticipates making a recommendation to the Board concerning the details of the program in the first quarter of 2004.

OTHER KEY ACTIONS LAST YEAR

Other actions taken by the Committee last year include:

- conducting a review of, and subsequently revising, its charter;
- developing and implementing a Board Evaluation Process;
- preparing and conducting an evaluation of the Board's performance, reporting the results of the evaluation to the full Board for its discussion and utilizing this feedback to produce an action plan to further enhance the Board's effectiveness;
- preparing and conducting an evaluation of the Committee's own performance, discussing the results of this evaluation and developing an action plan from these discussions to further enhance the Committee's performance;
- overseeing the Company's performance against its five-year environmental goals;
- developing, and recommending to the full Board for approval, a realignment of the Board's committee assignments; and
- creating a statement of Board responsibilities for inclusion in the Company's Corporate Governance Guidelines.

The Committee is committed to continuous improvement in the Company's corporate governance policies, practices and procedures, and believes that strong corporate governance is a fundamental ingredient to building shareholder value.

Debra L. Lee, Chair
William W. Bradley
Durk I. Jager
Paul H. O'Neill
Delano E. Lewis
Laura D'Andrea Tyson

Report of the Executive Compensation and Development Committee

ROLE OF THE COMMITTEE

The Executive Compensation and Development Committee, as of December 31, 2003, was made up of six members of the Board of Directors, all of whom are independent in accordance with the Board's Director Independence Standards which exactly reflect the NYSE's director independence standards. The principal functions of the Committee include:

- periodically reviewing and approving the Company's executive compensation strategy and principles to ensure that they are aligned with the Company's business strategy and objectives, shareholder interests, desired behaviors and corporate culture;
- periodically reviewing the Company's executive compensation plans to ensure that they are consistent with the Company's executive compensation strategy and principles;
- reviewing and approving the adoption of, and changes to, the Company's executive compensation and its equity-based compensation plans;
- overseeing the administration of the Company's executive compensation plans;
- annually reviewing and approving the goals and objectives relevant to the compensation of the CEO, evaluating the CEO's performance in light of these goals and objectives, and setting the CEO's individual elements of total compensation based on this evaluation;
- overseeing the compensation of the Company's executive officers;
- reviewing the process and plans for the assessment and selection of candidates for the positions of CEO and President; and
- periodically reviewing the Company's executive staffing plan for meeting present and future leadership needs.

To help it perform its functions, the Committee makes use of Company resources and periodically retains the services of external independent compensation consultants.

EXECUTIVE COMPENSATION PHILOSOPHY

The goal of the Company's executive compensation program is to attract, retain and motivate world-class executive talent to achieve the Company's short- and long-term business goals. Towards this end, the Company's executive compensation strategy leverages all elements of market-competitive total compensation to drive profitable growth and superior long-term shareholder value consistent with the Company's values. Plan design and performance-based differentiation are designed to drive extraordinary rewards for outstanding performance. Consistent with this strategy, the following principles provide a framework for the Company's executive compensation program:

- Total target compensation for executives should be market competitive. Market competitive is defined as the 50th percentile with differences where warranted.
- The mix of total compensation elements will reflect competitive market requirements and strategic business needs.
- A significant portion of each executive's compensation should be at risk, the degree of which will positively correlate to the level of the executive's responsibility.
- Compensation is linked to both qualitative and behavioral expectations, and key operational and strategic metrics.
- Interests of executives are linked with the Company's owners through stock ownership.
- Executive compensation will be differentiated on the following bases:
  - base salaries—on relative responsibility,
  - short-term variable elements—on performance, and
  - long-term variable elements—on Company performance and individual execution/leadership.

EXECUTIVE COMPENSATION PRACTICES

Each year, the Company participates in surveys conducted by external consultants. The companies included in these surveys are those the Company competes with for executive talent. Most, but not all, of these companies are included in the Dow Jones Industrial Index shown in the Performance Graph on page 122. Starting in 2002, the Company also began measuring the competitiveness of its executive compensation program against a comparison group of approximately 15 other leading companies, referred to in this Report as the "Peer Group." The following criteria was used to select the Peer Group: market capitalization, revenue, consumer/commercial/hi-tech mix, mix of high growth and steady growth companies, similar industry and data availability. The data received from the Peer Group is size adjusted so proper comparisons may be drawn. Based on the survey data and Peer Group results and consistent with the Company's executive compensation principles, the target compensation of the Company's senior executives is set at market-competitive levels.

KEY EXECUTIVE COMPENSATION ACTIONS LAST YEAR

During 2003, the Committee conducted an extensive review of the Company's long-term compensation practices. The Committee retained an external independent consultant to assist it in conducting this review. The major recommendations of the external consultant were to:

- improve the linkage between controllable performance factors and executive compensation;
- enhance the focus of the Company's executives on long-term operating goals;

- de-emphasize stock options by granting these awards only to those who are most responsible for influencing the Company's stock price; and
- reduce the Company's share usage.

Based on this input and the results of its review, the Compensation Committee approved a number of revisions to the Company's long-term compensation program. The principal changes include:

- implementing a new global performance stock unit program, entitled the "Leadership Stock Program," for the Company's executives;
- replacing the Performance Stock Program;
- limiting participation in the Company's annual stock option grant to the Company's officers, those who are most responsible for influencing shareholder value; and
- strengthening the Company's share ownership requirements for its executive officers.

An overview of each of the major changes to the Company's long-term compensation program follows:

Leadership Stock Program Leadership Stock is a new performance-based, long-term incentive compensation program for all of the Company's executives. Starting in 2004, the program will run in two-year cycles with a new cycle beginning each January. Leadership Stock gives the Company's executives an opportunity to earn shares of Kodak stock based on their level of responsibility, an assessment of their individual leadership and execution, and Company earnings per share (EPS) performance over a two-year period. The program was created under the terms of the 2000 Omnibus Long-Term Compensation Plan.

Under the program, all executives will be eligible for awards of performance stock units. These units will be performance-based, not just time-based. For most executives, the award of performance stock units will replace the Company's historical practice of granting an annual stock option award. As explained below, only the Company's officers will continue to be eligible for an annual award of stock options.

Company EPS performance (over a two-year period) will be the program's sole performance metric. EPS was selected because it is a basic operational measure that each executive can influence.

In converting the amount of an executive's former target award under the management stock option program to his or her target award under the new program, the Committee used a value-neutral approach recommended by the external independent consultant. This methodology provided fair treatment to the executives and was sensitive to the interests of the Company's shareholders.

The payment of any stock units earned under the program will be delayed for one-year contingent on the executive's continuous employment with the Company. During this year, dividend equivalents will be paid on the stock units, but they too will be subject to this one-year vesting period. At the end of this year, the stock units, and all of the dividend equivalents earned on these stock units, will be paid to the executive in the form of shares of the Company's stock.

Performance Stock Program Commencing in 2004, the Leadership Stock Program will also replace the Company's Performance Stock Program. This was a program for the Company's top executives that measured performance over a three-year period based on the Company's relative shareholder return. The decision to replace the program was driven based on the study's recommendations to improve the linkage between controllable performance and executive compensation, and the desire to enhance the focus on the Company's long-term operating goals. The target awards under the Leadership Stock Program for those participants who were formerly eligible for the Performance Stock Program were increased to reflect their former participation in this program.

Stock Option Program Effective with the fall 2003 grant, only the Company's officers are eligible for an annual stock option grant. This change was made in large part in recognition of the significant potential dilutive impact of these types of awards. The Company's officers will continue to receive stock options since they remain an effective incentive compensation vehicle for those who are most responsible for influencing shareholder value. The target Leadership Stock awards for the Company's officers were reduced to reflect their continuing participation in the Company's stock option program.

To further minimize the dilution impact of the Company's stock option grants, the Committee approved two additional changes to the stock option program. All options will now be granted for a term of no more than seven years, rather than ten years. In addition, in those limited situations where participants are permitted to retain their stock options upon termination of employment, the options will expire three years thereafter, rather than upon expiration of their normal term.

Share Ownership Requirements To strengthen the alignment of the personal interest of the Company's executive officers with those of its shareholders, the Committee made several changes to its Share Ownership Program. Most importantly, these changes increase the stock ownership requirements for the CEO from four to five times base salary and incorporate a "retention ratio" concept into the guidelines. The retention ratio concept requires an executive officer to retain a specified percentage of the shares attributable to stock option exercises or the vesting and earn-out of full value shares until the executive officer attains his or her ownership requirements. This is in lieu of requiring that the guidelines be met within a fixed number of years. As a result of these changes, the share ownership requirements will operate as follows:

Level	Salary Multiple	Retention Ratio
CEO	5x	100%
COO/President	4x	100%
Executive VPs	3x	75%
Senior VPs	2x	75%
Other Executive Officers	1x	50%

The number of shares of Kodak stock that must be held is determined by multiplying the executive officer's annual base salary rate as of January 1, 2004, by the applicable multiple, and dividing the result by the price of the Company's stock on January 1, 2004. The number of shares to be held will only change if the executive officer is promoted to a higher position.

COMPONENTS OF EXECUTIVE COMPENSATION PROGRAM

The three components of the Company's executive compensation program are:

- base salary,
- short-term variable pay, and
- long-term incentives.

Base Salary

Base salary is the only fixed portion of an executive's compensation. Each executive's base salary is reviewed annually based on the executive's relative responsibility.

Short-Term Variable Pay

Three key principles underlie EXCEL, the Company's short-term variable pay plan for its executives: alignment, simplicity and discretion. Alignment to Company objectives is achieved through the two performance metrics used to fund the plan: revenue growth and economic profit. The inclusion of revenue growth as a performance metric emphasizes the Company's need for sustained profitable growth. The use of economic profit stresses the continuing need for earnings growth and balance sheet management. Beginning in 2004, investable cash flow will replace economic profit to underscore the importance of cash flow to the Company's new growth strategy. Simplicity is accomplished through ease of plan administration. Under EXCEL, each participant has three to four key performance goals. Discretion, the third key principle, may be used to adjust the size of the plan's funding pool, modify the funding pool's allocation to the Company's units, and determine the performance and rewards of the plan's participants.

Participants in EXCEL are assigned target awards for the year based on a percentage of their base salaries as of the end of that year. This percentage is determined by the participant's wage grade. For 2003, target awards ranged from 25% of base salary to 155% of base salary for the CEO.

Each year the Compensation Committee establishes a performance matrix for the year based on the plan's two performance metrics.This matrix determines the percentage of the plan's target corporate funding pool that will be earned for the year based on the Company's actual performance against these two metrics. The target corporate funding pool is the aggregate of all participants' target awards for the year. Under the performance matrix, the corporate funding pool will fund at 100% if target performance for each performance metric is met.

The Compensation Committee may use its discretion to adjust (upward or downward) the amount of the corporate funding pool for any year. The Committee considers a number of baseline metrics before applying this discretion. In 2003, these baseline metrics included investable cash flow, inventory, receivables, capital expenditures, market share and customer satisfaction. In addition, the Compensation Committee may choose to exercise discretion to recognize unanticipated economic or market changes, extreme currency exchange effects or management of significant workforce issues.

The CEO allocates the corporate funding pool among the Company's units. Each business unit has its own targets for operational performance for the year. Actual performance against these targets accounts for 75% of the business unit's allocation. The remaining 25% is determined by overall Company performance for the year measured against the Company's targets for the year based on the two EXCEL performance metrics.

Within each staff, regional, functional and business unit, local senior management allocates the unit's funds to its participants based on each participant's individual performance. This assessment includes performance against pre-established goals, leadership and support of the Company's Diversity and Inclusion strategy.

In 2003, the Company substantially beat its performance target for revenue. In terms of economic profit, it significantly exceeded its threshold performance goal for 2003, but did not attain its performance target. Due to these strong results, EXCEL's corporate funding pool funded at a level sufficient to pay out at a 146% of target level under the performance matrix established for the year.

In fixing the corporate funding pool for the year, the Committee noted the significant positive impact that foreign exchange had on the Company's revenue for the year. The Committee also took into account management's performance in maintaining worldwide film market share, exceeding its 2003 investable cash flow goal, nearly satisfying its target inventory goals, obtaining its consumer customer satisfaction goal and generally achieving its receivables goals for 2003, and effectively managing other discretionary parts of the business. Against these positive results, the Committee also considered management's inability to satisfy its target customer satisfaction goal for business end users.

After looking at these results, the Committee chose to exercise negative discretion to partially ameliorate the positive effect of foreign exchange on the Company's 2003 EXCEL results. As a result of this decision, the Committee set the award pool for 2003 under EXCEL at 112% of target. The Summary Compensation Table on page 104 lists for 2003 the awards to the named executive officers.

Long-Term Incentives

Traditionally, long-term compensation has been delivered to the Company's executives through stock options, the Performance Stock Program and selected grants of restricted stock.

Beginning in 2004, long-term compensation will principally be provided to the Company's executives in the form of performance stock units under the new Leadership Stock Program. Only the Company's officers will continue to be eligible for an annual grant of stock options. A description of the new Leadership Stock Program and the Company's new stock option grant practices appears earlier in this Report under the section entitled "Key Executive Compensation Actions Last Year." The Company will also continue its practice of periodically awarding grants of restricted stock to selected executives. These awards will generally be made to either (1) induce the recipients to remain with or to become employed by the Company; or (2) recognize exceptional performance.

As a result of the Company's new stock option grant practices, only the Company's officers received a stock option award in 2003. Under these new practices, the options will continue to be priced at 100% of the fair market value of the Company's stock on the day of grant, but now will have a term of only seven years, rather than ten. The Company will continue to base target grant ranges on the median survey values of the companies it surveys. Grants to individual officers will then be adjusted based in large part on the officer's relative leadership assessment. Finally, the Committee will ultimately determine the size of the stock option awards to the executive officers using the recommendations made by management as a starting point. The 2003 stock option awards granted by the Committee to the named executive officers are listed in the table entitled "Option/SAR Grants in Last Fiscal Year" on page 106.

Although the new Leadership Stock Program replaces the Performance Stock Program, the pending cycles of the Performance Stock Program will continue to run until they expire. A description of the Performance Stock Program, as well as the threshold, target and maximum awards for the named executive officers, appears on page 108-109. Based on the Company's performance over the three-year performance cycle ending in 2003, no awards were paid for this cycle.

In 2002, the Committee approved a one-time, performance-based, long-term award program (i.e., the Executive Incentive Program), under the 2002-2004 cycle of the Performance Stock Program. The purposes of this program were to improve by year-end 2003 investable cash flow and the financial performance of certain strategic product groups. A description of the Executive Incentive Program appears on page 108.

In order for awards to be earned under the Executive Incentive Program, Company performance over the program's two-year period had to exceed the program's two pre-established, threshold performance goals. In the case of investable cash flow, the Company not only exceeded its threshold goal, but also considerably surpassed its target goal. With regards to the program's other metric based on the financial performance of certain strategic product groups, performance by the Company exceeded the program's threshold goal. As a result of this performance, the program's performance formula provided a payout equal to 79% of target. As explained in last year's Proxy Statement, the program's participants received an interim award in 2002 of 30% of their target award due to achieving certain pre-established interim goals by year-end 2002. Each participant's interim award was then subtracted from the award he or she earned for the entire cycle, and the net award amount was paid to the participant in the form of shares of the Company's common stock. The net award amounts paid to the named executive officers are listed under the column entitled "LTIP Payouts" in the Summary Compensation Table on page 104.

SHARE OWNERSHIP PROGRAM

The interests of the Company's executives should be inseparable from those of its shareholders. The Company aims to link these interests by encouraging stock ownership on the part of its executives.

One program designed to meet this objective is the Company's share ownership program. As described earlier in the report under the section entitled "Key Executive Compensation Actions Last Year," the Committee recently approved several changes to this program in an effort to strengthen the alignment of the interests of the Company's executive officers with those of its shareholders. As a result of these changes, all executive officers will now be required to retain a specified percentage of the shares attributable to stock option exercises or the vesting or earn-out of full value shares until they attain their ownership requirements.

CHIEF EXECUTIVE OFFICER COMPENSATION

The Committee determined Mr. Carp's compensation for 2003 in line with the executive compensation philosophy and practices described above in this Report. Mr. Carp's compensation for 2003 is described below:

Base Salary

The Committee chose to maintain Mr. Carp's annual base salary at $1,100,000. To preserve the Company's deductibility of all of Mr. Carp's base salary for U.S. income tax purposes, payment of $100,000 of his base salary will not be made until after his retirement from the Company.

Short-Term Variable Pay

Mr. Carp's short-term variable pay, like that of all the Company's other executives, is payable based upon the successful attainment of specific financial goals established by the Committee at the start of each year under its short-term variable pay plan, EXCEL. For 2003, these financial goals were based on revenue growth and economic profit. As reported earlier, the Company significantly exceeded its target revenue goal for the year and substantially beat its threshold performance goal based on economic profit. The Committee also considered Mr. Carp's performance against his key EXCEL performance goals. In particular, the Committee noted that the Company is on plan in the execution of its four key growth strategies, had mixed results with respect to customer satisfaction, and had generally favorable results with regard to its leadership and diversity goals. Based on these results, the Committee fixed Mr. Carp's 2003 award at a level equal to what it established for the award pool after exercising negative discretion. The amount of the award is listed in the Summary Compensation Table on page 104.

Stock Options

Effective November 19, 2003, the Committee granted a stock option award to Mr. Carp of 72,000 shares. These options were granted under the same terms and conditions as awards made to all officers generally under the Company's stock option program. The Committee determined Mr. Carp's award based on its review of benchmark data and assessment of Mr. Carp's leadership.

Performance Stock Program

Based on the Company's financial performance over the three-year period ending in 2003, Mr. Carp did not receive an award for the 2001-2003 performance cycle. As reported previously, Mr. Carp did receive an award under the Executive Incentive Plan, a special program established under the 2002-2004 performance cycle. The award earned by Mr. Carp is listed under the column entitled "LTIP Payouts" in the Summary Compensation Table on page 104.

COMPANY POLICY ON QUALIFYING COMPENSATION

Under Section 162(m) of the Internal Revenue Code, the Company may not deduct certain forms of compensation in excess of $1,000,000 paid to any of the named executive officers that are employed by the Company at year-end. The Committee believes that it is generally in the Company's best interests to have compensation be deductible under Section 162(m). The Committee also feels, however, that there may be circumstances in which the Company's interests are best served by maintaining flexibility regardless of whether compensation is fully deductible under Section 162(m).

Richard S. Braddock, Chair
Martha Layne Collins
Timothy M. Donahue
Debra L. Lee
Paul H. O'Neill
Hector de J. Ruiz

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16 of the Securities Exchange Act of 1934, as amended, requires our executive officers (as defined under Section 16), directors and persons who beneficially own greater than 10% of a registered class of our equity securities to file reports of ownership and changes in ownership with the SEC. We are required to disclose any failure of these executive officers, directors and 10% stockholders to file these reports by the required deadlines. Based solely on our review of the copies of these forms received by us or written representations furnished to us, we believe that, for the reporting period covering our 2003 fiscal year, due to a clerical error on the part of the Company, the SEC Form 3 originally filed on behalf of one executive officer, Karen Smith-Pilkington, although timely, did not contain a complete description of her holdings of Company securities and, therefore, the Amended Form 3, filed after the error was discovered, was not deemed filed by the required deadline.

Performance Graph — Shareholder Return

The following graph compares the performance of the Company's common stock with the performance of the Standard & Poor's (S&P) 500 Composite Stock Price Index and the Dow Jones Industrial Index (DJIA) by measuring the changes in common stock prices from December 31, 1998, plus assumed reinvested dividends.


$ 140
$ 120
$ 100
$ 80
$ 60
$ 40
$ 20
$ 0
12/31/1998
12/31/1999
12/31/2000
12/31/2001
12/31/2002
12/31/2003
DJIA
S&P 500
EK

The graph assumes that $100 was invested on December 31, 1998 in each of the Company's common stock, the Standard & Poor's 500 Composite Stock Price Index and the Dow Jones Industrial Index, and that all dividends were reinvested. In addition, the graph weighs the constituent companies on the basis of their respective market capitalizations, measured at the beginning of each relevant time period.

By Order of the Board of Directors

James M. Quinn
Secretary and Assistant General Counsel
Eastman Kodak Company
April 6, 2004

Exhibit I—Audit Committee Charter

I. PURPOSE

The primary purpose of the Committee is to assist the Board of Directors in overseeing:

1. The integrity of Kodak's quarterly and annual consolidated financial statements and the financial and business information provided to the SEC, the NYSE and investors;
2. Kodak's systems of disclosure controls and procedures and internal controls over financial reporting, including anti-fraud controls;
3. Kodak's financial accounting principles and policies;
4. The performance of Kodak's internal audit function;
5. The independent accountant's selection, compensation, retention, performance and evaluation, including the assessment of the independent accountant's qualifications and independence;
6. Legal and regulatory compliance and compliance programs;
7. Legal and business risk management; and
8. Preparation of an Audit Committee report to be included in Kodak's annual Proxy Statement, as required by the SEC.

II. COMPOSITION

1. The Audit Committee shall consist of at least three Board members, all of whom meet the requirements for independence under the SEC rules and NYSE listing standards. No person serving on the audit committees of more than two other publicly traded companies shall be appointed to, or remain on, the Committee;
2. Prospective members shall be recommended by the Corporate Responsibility and Governance Committee with the advice and counsel of the Chairman and CEO and shall be appointed by the Board. One member shall be designated by the Board as the Committee Chair;
3. All members shall be financially literate, as determined by the Board in its business judgment, or shall become so in a reasonable period of time after appointment;
4. At least one member of the Committee shall have accounting or related financial management expertise as required by the NYSE Listing Standards, as determined by the Board in its business judgment, and shall be a "Financial Expert," as defined by the SEC; and
5. All members shall receive appropriate training and information necessary to fulfill the Committee's responsibilities.

III. MEETINGS

The Committee shall meet at least four times per year or more frequently as circumstances require. The Committee may have in attendance at meetings the members of management or others it deems necessary in order to provide the information necessary to carry out its duties.

IV. DUTIES, RESPONSIBILITIES AND POWERS

The Committee shall have the following duties, responsibilities and powers:

1. With respect to the independent accountant, the Committee shall:

(a) Serve as the Board's avenue of communication with the independent accountant;

(b) Select, evaluate, monitor, retain and, if necessary, discharge the independent accountant;

(c) Ensure the independent accountant and management understand that the Committee, as the shareholders' representative, is the independent accountant's client, and therefore that the independent accountant is ultimately accountable to the Committee;

(d) Meet regularly with the independent accountant. Meet separately on a periodic basis with management, the internal auditors and the independent accountant. Provide an opportunity for the independent accountant to meet with the Board when necessary and appropriate;

(e) Confirm and assure the independent accountant's independence by:

- (i) Reviewing the independent accountant's annual written statement delineating all relationships between the independent accountant and Kodak;
- (ii) Monitoring, pre-approving and, if appropriate, limiting fees paid to the independent accountant for audit services, internal control-related services and other non-audit services;
- (iii) Discussing with the independent accountant any relationships or services that may affect the independent accountant's objectivity or independence;
- (iv) Verifying that the independent accountant has complied with requirements regarding the rotation of lead audit partners; and
- (v) Confirming and assuring no attempts have been made to improperly influence the performance of the independent accountant's audit functions.

(f) Review and approve the annual audit plan and the audit reports of the independent accountant;

(g) Obtain and review, at least annually, the independent accountant's report describing: the independent accountant's internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the independent accountant, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the independent accountant; any steps taken to deal with the issues; and all relationships between the independent accountant and Kodak; and

(h) Set policies regulating the hiring of employees and former employees of the independent accountant.

2. With respect to the internal auditors, the Committee shall:

(a) Serve as the Board's avenue of communication with the Director of Corporate Auditing;

(b) Review and approve the appointment, replacement, reassignment or dismissal of the Director of Corporate Auditing;

(c) Confirm and assure the independence of the internal auditors, and that no attempts have been made to improperly influence the performance of their audit functions;

(d) Review the annual audit plan of the internal auditors, its scope and the intended level of support for and coordination with the external audit process; and

(e) Review periodically internal audit activities, staffing and budget to assure the appropriate level of resources is available.

3. With respect to Kodak's financial disclosures and statements, the Committee shall:

(a) Inquire of management and the independent accountant as to:

(i) The acceptability and appropriateness of financial accounting principles, policies and disclosures, used or proposed by Kodak, including analysis of the effects of all material alternative GAAP methods on financial statements;

(ii) Management's quarterly evaluation of the adequacy of Kodak's system of disclosure controls and procedures; and

(iii) The adequacy of Kodak's system of internal controls, including whether there are significant deficiencies or material weaknesses in the design or operation of internal controls or any fraud involving employees with significant roles in Kodak's system of internal controls. In this regard, the Committee shall oversee management's assessment of Kodak's system of internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act and management's certification processes under Sections 302 and 906 of the Sarbanes-Oxley Act. The Committee shall also ensure that management appropriately addresses any significant deficiencies or material weaknesses that are communicated.

(b) Perform the following with respect to the Company's consolidated financial statements:

(i) Review with management and the independent accountant:

- Significant financial reporting issues and judgments made in connection with the preparation of the Company's consolidated financial statements;
- Significant issues regarding the Company's accounting and reporting principles and practices, including critical accounting policies;
- Significant changes or developments in accounting and reporting principles and practices;
- Matters required to be discussed by Statement on Auditing Standards No. 61 relating to the conduct of the audit;
- The results of the audit, including a review of any audit problems or difficulties encountered by the independent auditor in the course of the audit work, any restrictions on the scope of its activities or access to required personnel or information, and any disagreements with management;
- Any significant changes required in the scope of the independent accountant's audit; and
- Principles of accounting proposed or promulgated by regulatory accounting authorities;

(ii) Review legal matters that may have a material impact on the consolidated financial statements with the Company's General Counsel, Director of Corporate Auditing, the Controller and the independent accountant;

(iii) Review the annual audited and quarterly reviewed consolidated financial statements, including "Management's Discussion and Analysis of Financial Condition and Results of Operations," with management and the independent accountant prior to Kodak's filing of the related Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, respectively, with the SEC;

(iv) Recommend to the Board whether the audited consolidated financial statements be included in Kodak's Annual Report on Form 10-K prior to its filing;

(v) Review the Annual Report on Form 10-K and the Quarterly Reports on Form 10-Q prior to their filings;

(vi) Discuss sales and earnings press releases with management and the independent accountant. Discuss with management financial information and earnings guidance provided to analysts and rating agencies; and

(vii) Discuss with management any comment letters from the SEC relating to the Company's historical filings and the related responses.

4. **With respect to risks and uncertainties, including contingent liabilities, the Committee shall:**

(a) Review Kodak's risk management and assessment policies, and where appropriate, delegate to other Board committees primary review responsibility for particular risk areas;

(b) Inquire of management and the Director of Corporate Auditing about significant risks or exposures and review the steps management has taken to minimize them; and

(c) Review management's analysis and evaluation of significant financial accounting and reporting issues (including critical accounting policies and significant off balance sheet structures) and the extent to which these issues, structures and policies affect Kodak's consolidated financial statements.

5. **With respect to the internal control and disclosure control environments, the Committee shall:**

(a) Oversee Kodak's compliance with Section 404 of the Sarbanes-Oxley Act of 2002; and

(b) Review with management, the independent accountant and the Director of Corporate Auditing the adequacy of Kodak's disclosure controls and procedures and internal control over financial reporting, including anti-fraud controls and the findings and recommendations of the independent accountant and internal auditors, together with management's proposed responsive actions.

6. **With respect to Kodak's ethical, legal and regulatory compliance programs, the Committee shall:**

(a) Oversee Kodak's ethical, legal and regulatory compliance programs;

(b) Review Kodak's legal and regulatory compliance programs for legal and ethical business conduct, and meet periodically with Kodak's Compliance Officer;

(c) Establish procedures for the receipt, retention and treatment of complaints received by Kodak regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and

(d) Review any potential material related party transactions.

7. **With respect to access and communication, the Committee shall:**

(a) Meet separately and privately with the independent accountant, the Director of Corporate Auditing and Kodak's chief financial and accounting officers to ascertain if any restrictions have been placed on the scope of their activities or attempts made to improperly interfere with their audit activities, and to discuss any other matters they or the Committee believe should be discussed privately;

(b) Meet in executive session as necessary and appropriate; and

(c) Report Committee actions to the Board, with appropriate recommendations.

8. **With respect to advisors and legal counsel, the Committee shall:**

(a) In its sole discretion, as it deems advisable, retain at Kodak's expense, accountants, legal counsel and other advisors and consultants to assist it in the performance of its duties.

9. **With respect to reporting its activities, the Committee shall:**

(a) Review its charter annually and recommend changes, as necessary, to the Board;

(b) Report its activities regularly to the Board and make recommendations to the Board with respect to matters within its purview, as necessary or appropriate;

(c) Cause to be included with Kodak's Proxy Statement a copy of the Committee's charter once every three years or whenever it is amended;

(d) Cause to be included in Kodak's Proxy Statement a Committee Report in accordance with NYSE Listing Standards and Item 306 of Regulation S-K; and

(e) Ensure Kodak submits an annual written affirmation to the NYSE.

10. **With respect to certain other matters, the Committee shall:**

(a) Perform an annual Committee self assessment; and

(b) Receive training in order to better develop skills related to the performance of its duties.

V. OVERSIGHT ROLE

Kodak's financial statements are the responsibility of management. The independent accountant's responsibility is to plan and perform its audit to obtain reasonable assurance that the financial statements present fairly, in all material respects, Kodak's financial position, results of operations and cash flows. Kodak's internal audit function is responsible for providing an independent, objective appraisal of Kodak's business activities to support management in its responsibilities to conduct operations in an environment of effective internal control, and in its assertion of the effectiveness of these internal controls for regulatory reporting purposes. The Committee's responsibility shall be to oversee these activities and the other matters outlined in this Charter.

Exhibit II—Audit and Non-Audit Services Pre-Approval Policy

I. STATEMENT OF PRINCIPLES

The Audit Committee is responsible for the appointment, compensation and oversight of the work of the independent auditor. As part of this responsibility, the Audit Committee is required to pre-approve the audit and non-audit services performed by the independent auditor in order to assure that they do not impair the auditor's independence from the Company. Accordingly, the Audit Committee has adopted this Pre-Approval Policy which sets forth the procedures and the conditions pursuant to which services proposed to be performed by the independent auditor may be pre-approved.

This Pre-Approval Policy establishes two different approaches to pre-approving services: proposed services either may be pre-approved without specific consideration by the Audit Committee ("general pre-approval") or require the specific pre-approval of the Audit Committee ("specific pre-approval"). The Audit Committee believes that the combination of these two approaches in this policy will result in an effective and efficient procedure to pre-approve services performed by the independent auditor. As set forth in this policy, unless a type of service has received general pre-approval, it will require specific pre-approval by the Audit Committee. Any proposed services exceeding pre-approved budgeted amounts will also require specific pre-approval by the Audit Committee. For both types of pre-approval, the Audit Committee shall consider whether such services are consistent with the SEC's rules on auditor independence. The Audit Committee shall determine whether the audit firm is best positioned to provide the most effective and efficient service.

The non-audit services that have the general pre-approval of the Audit Committee will be reviewed on an annual basis unless the Audit Committee considers a different period and states otherwise. The Audit Committee shall annually review and pre-approve the audit, audit-related and tax services that can be provided by the independent auditor without obtaining specific pre-approval from the Audit Committee. The Audit Committee will revise the list of general pre-approved services from time to time, based upon subsequent determinations.The Audit Committee does not delegate its responsibilities to pre-approve services performed by the independent auditor to management or to others.

The independent auditor has reviewed this policy and believes that implementation of the policy will not adversely affect the auditor's independence.

II. AUDIT SERVICES

The Audit Committee shall approve the annual audit services engagement terms and fees no later than its review of the independent auditor's audit plan. Audit services may include the annual financial statement audit (including required quarterly reviews), subsidiary audits and other procedures required to be performed by the independent auditor to be able to form an opinion on the Company's consolidated financial statements. These other procedures include information systems and procedural reviews and testing performed in order to understand and place reliance on the systems of internal control, and consultations occurring during, and as a result of, the audit. Audit services also include the attestation engagement for the independent auditor's report on management's report on internal control over financial reporting. The Audit Committee shall also approve, if necessary, any significant changes in terms, conditions and fees resulting from changes in audit scope, company structure or other items.

In addition to the annual audit services engagement approved by the Audit Committee, the Audit Committee may grant general pre-approval to other audit services, which are those services that only the independent auditor reasonably can provide. Other audit services may include statutory audits or financial audits for subsidiaries or affiliates of the Company and services associated with SEC registration statements, periodic reports and other documents filed with the SEC or other documents issued in connection with securities offerings.

III. AUDIT-RELATED SERVICES

Audit-related services are assurance and related services that traditionally are performed by the independent auditor. Because the Audit Committee believes that the provision of audit-related services does not impair the independence of the auditor and is consistent with the SEC's rules on auditor independence, the Audit Committee may grant general pre-approval to audit-related services. Audit-related services include, among others, due diligence services pertaining to potential business acquisitions/dispositions; accounting consultations for significant or unusual transactions not classified as "audit services"; assistance with understanding and implementing new accounting and financial reporting guidance from rulemaking authorities; financial audits of employee benefit plans; agreed-upon or expanded audit procedures performed at the request of management; and assistance with internal control reporting requirements.

IV. TAX SERVICES

The Audit Committee believes that the independent auditor can provide traditional tax services to the Company such as U.S. and international tax planning and compliance. The Audit Committee will not pre-approve the retention of the independent auditor in connection with a transaction initially recommended by the independent auditor, the purpose of which may be tax avoidance and the tax treatment of which may not be supported in the Internal Revenue Code and related regulations.

V. OTHER PERMISSIBLE NON-AUDIT SERVICES

The Audit Committee may grant general pre-approval to those permissible non-audit services (other than tax services, which are addressed above) that it believes are routine and recurring services, would not impair the independence of the auditor and are consistent with the SEC's rules on auditor independence.

A list of the SEC's prohibited non-audit services is attached to the end of this policy as Attachment 1. The SEC's rules and relevant guidance should be consulted to determine the precise definitions of these services and the applicability of exceptions to certain of the prohibitions.

VI. PRE-APPROVAL BUDGETED AMOUNTS

Pre-approval budgeted amounts for all services to be provided by the independent auditor shall be reviewed and approved annually by the Audit Committee. Any proposed services exceeding these levels or amounts shall require specific pre-approval by the Audit Committee. On a quarterly basis, the Audit Committee will be provided with updates regarding actual projects and fees by category in comparison to the pre-approved budget.

VII. PROCEDURES

All requests or applications from the independent auditor to provide services that do not require specific approval by the Audit Committee shall be submitted to the Corporate Controller and must include a detailed description of the services to be rendered. The Corporate Controller will determine whether such services are included within the list of services that have received the general pre-approval of the Audit Committee.

Requests or applications to provide services that require specific approval by the Audit Committee shall be submitted to the Audit Committee for approval by the Corporate Controller.

VIII. DELEGATION

The Committee Chair is authorized to pre-approve specific engagements or changes to engagements when it is not practical to bring the matter before the Committee as a whole.

Attachment 1

Prohibited Non-Audit Services

- Bookkeeping or other services related to the accounting records or financial statements of the audit client
- Financial information systems design and implementation
- Appraisal or valuation services, fairness opinions or contribution-in-kind reports
- Actuarial services
- Internal audit outsourcing services
- Management functions
- Human resources
- Broker-dealer, investment adviser or investment banking services
- Legal services
- Expert services unrelated to the audit

Exhibit III—Corporate Governance Guidelines

The Board of Directors, acting on the recommendation of its Corporate Responsibility and Governance Committee, has developed and adopted these Governance Guidelines. They establish a common set of expectations to assist the Board and its committees in fulfilling their responsibilities to the Company's shareholders. In recognition of the continuing evolution of corporate governance best practices, this is a working document that will be periodically reviewed and, if appropriate, revised by the Board.

I. ROLE AND RESPONSIBILITIES OF THE BOARD

Board Role The role of the Board is to actively oversee the effectiveness of management's policies and decisions, including the execution of its strategies, towards the goal of maximizing the Company's long-term value for the benefit of its shareholders. While its paramount duty is to the Company's shareholders, the Board recognizes that the long-term interests of shareholders are advanced by responsibly addressing, as appropriate, the concerns of other stakeholders and interested parties including employees, customers, suppliers, government officials and the public at large.

Board Responsibilities In addition to its general oversight of management, the Board (either directly or through its committees) also performs a number of specific functions including:

- **Maximize Shareholder Return** Representing the interests of the Company's shareholders by maximizing the Company's long-term value.
- **Strategic Planning** Reviewing and approving management's strategic and business plans, and monitoring performance against the plans.
- **CEO Selection and Succession** Selecting, evaluating and compensating the CEO and overseeing the CEO succession planning process.
- **Management Compensation and Development** Providing counsel and oversight on the selection, evaluation, development and compensation of senior management.
- **Annual Operating Plans and Budgets** Overseeing, understanding and monitoring the Company's annual operating plans and budgets prepared by management.
- **Controls** Reviewing and assessing the processes and policies in place for maintaining the integrity of the Company, including the integrity of its financial statements, the integrity of its compliance with law, ethics and the Company's own statement of values, and the integrity of its relationships with employees, customers and suppliers.
- **Risk Management** Reviewing and assessing management's processes and policies to assess the major risks facing the Company, and periodically reviewing management's assessment of these major risks and the options for their mitigation.
- **Board Nomination and Evaluation** Nominating Directors and Committee members and overseeing the composition, structure, practices and evaluation of the Board and its Committees.
- **Transactions Outside Ordinary Course of Business** Evaluating and approving all material Company transactions not arising in the ordinary course of business.

II. DIRECTOR SELECTION AND QUALIFICATION STANDARDS

Independence The Board will be comprised of a majority of directors who qualify as independent directors under the listing standards of the NYSE. To be considered independent under the NYSE's rules, the Board must determine that a director does not have any material relationship with the Company. The Board has established "Director Independence Standards" set forth in Appendix A to assist it in determining director independence.

The Board, with assistance from its Corporate Responsibility and Governance Committee, will undertake an annual review to evaluate the independence of its non-employee directors. In advance of the meeting at which this review occurs, each non-employee director will be asked to provide the Board with full information regarding the director's business and other relationships with the Company and its affiliates and senior management and their affiliates to enable the Board to evaluate the director's independence.

Selection of New Directors The entire Board is responsible for nominating members for election to the Board and for filling vacancies on the Board that may occur between annual meetings of the shareholders. The Corporate Responsibility and Governance Committee is responsible for identifying, screening and recommending candidates to the Board for Board membership.

The Corporate Responsibility and Governance Committee will use the "Director Selection Process" described in Appendix B when recruiting, evaluating and selecting director candidates.

The Company is committed to maintaining its tradition of inclusion and diversity within the Board, and confirms that its policy of non-discrimination based on sex, race, religion or national origin applies in the selection of Directors.

Board Membership Criteria Nominees for director will be selected on the basis of a number of factors, including the nominee's integrity, reputation, judgment, knowledge, experience, diversity, and Board needs. The Board is committed to a diversified membership. The Corporate Responsibility and Governance Committee is responsible for assessing the appropriate balance of skills and characteristics required of Board members. The Board has established "Director Qualification Standards" set forth in Appendix C to assist it in selecting Board nominees.

III. BOARD LEADERSHIP

Chairman of the Board The Board of Directors will elect a Chairman of the Board who will have primary responsibility for scheduling Board meetings, calling special meetings when necessary, setting or proposing the agenda for each meeting and leading the conduct of Board meetings. The CEO of the Company will, in most cases, also be the Chairman of the Board.

Presiding Director The Board of Directors will also elect a Presiding Director whose primary function will be to ensure that the Board operates independent of the Company's management. Absent a Board decision to the contrary, the Presiding Director will be the longest-tenured independent member of the Board. Included as part of the Presiding Director's responsibilities are: convening and chairing regular and special meetings of the independent directors, acting as the principal liaison between the independent directors and the CEO and providing feedback to the CEO from the meetings of the independent directors.

IV. BOARD CONDUCT

Change of Responsibility of Director Directors are expected to report changes in their employment or their business or professional affiliations or responsibilities, including retirement, to both the Chairman of the Board and the Chair of the Corporate Responsibility and Governance Committee. A director will tender a resignation when there is a change in the director's principal employment. Based on advice from the Corporate Responsibility and Governance Committee, the Board will then decide whether continued Board membership is appropriate under the circumstances.

The CEO and any other officer of the Company who is a director will tender their resignation from the Board when such individual ceases to be the CEO or other officer of the Company. The CEO should not, in most cases, continue as a director after retirement from the Company.

Retirement A director will retire from the Board at the first Annual Meeting following the director's 70th birthday.

Equity Ownership While the Board does not believe it is appropriate to specify a particular level of equity ownership for individual directors, it is expected that each director will develop a meaningful equity interest in the Company within a reasonable period after initial election to the Board and retain such equity interest while serving on the Board. To align the interests of directors and the Company's shareholders, at least one-half of each non-employee director's annual retainer must be taken in either the Company's stock or stock units.

Other Board Memberships Directors should advise both the Chairman of the Board and the Chair of the Corporate Responsibility and Governance Committee before accepting any other public company directorship. If the Corporate Responsibility and Governance Committee determines a conflict of interest exists by serving on the board of another company, the director is expected to act in accordance with the recommendation of the committee.

Other Audit Committee Memberships No member of the Audit Committee may serve simultaneously on the audit committees of more than two other public company boards, unless the Board determines that such simultaneous service would not impair such director's ability to effectively serve on the Audit Committee and such determination is disclosed in the Company's annual proxy statement. Directors will advise both the Chairman of the Board and the Chair of the Corporate Responsibility and Governance Committee prior to accepting an invitation to serve on the audit committee of another public company board.

Communications with the Public The CEO is responsible for establishing effective communications with the Company's stakeholder groups (i.e., the press, institutional investors, analysts, customers, suppliers and other constituencies). The Board will look to management to speak for the Company. Board members will refer all inquiries from and communications with the Company's stakeholder groups to the CEO. In the unusual circumstance where the independent directors need to communicate directly with the press, the Presiding Director will perform this function.

Confidentiality The Board believes maintaining confidentiality of information and deliberations is an imperative. Information learned during the course of service of the Board is to be held confidential and used solely in furtherance of the Company's business.

Code of Business Conduct and Ethics The Company will maintain, and the Audit Committee will oversee compliance with, a code of business conduct and ethics for the directors. Such code as currently in effect is set forth in Appendix D, and such code may be modified and replaced from time to time by the Audit Committee.

V. BOARD MEETINGS

Meeting Attendance Directors are expected to attend Board meetings, meetings of committees on which they serve and meetings of stockholders absent exceptional cause. The Board has established a "Board of Directors Attendance Policy," a copy of which is attached as Appendix E.

Agenda The Chairman of the Board will set the agenda for each meeting of the Board. Any director may suggest agenda items and may raise at meetings other matters they consider worthy of discussion.

Board Materials Distributed in Advance Management will be responsible for assuring that, as a general rule, information and data that are important to the Board's understanding of the Company's business and to all matters expected to be considered and acted upon by the Board be distributed in writing to the Board sufficiently in advance of each Board meeting and each action to be taken by written consent to provide the directors a reasonable time to review and evaluate such information and data. Management will make every attempt to see that this material is as concise as possible while still providing the desired information. In the event of a pressing need for the Board to meet on short notice or if such materials would otherwise contain highly confidential or sensitive information, it is recognized that written materials may not be available in advance.

To prepare for meetings, directors should review these materials in advance. Directors will preserve the confidentiality of all materials given and information provided to the Board.

Board Presentations As a general rule, presentations on specific subjects should be sent to the Board members in advance so that Board meeting time may be conserved and discussion time focused on questions that the Board has about the material. On those occasions in which the subject matter is too sensitive to distribute in written form, the presentation will be discussed at the meeting.

Strategic Planning The Board will review the Company's long-term strategic plan during at least one Board meeting each year specifically devoted to this purpose.

Executive Sessions The non-management directors will regularly meet in executive session, without management, at least four times per year in connection with regularly scheduled Board meetings. The Presiding Director will preside at all of these executive sessions. If the Presiding Director is not present, the independent directors will choose another independent director to preside at the executive session.

When all of the non-management directors are not independent, the independent directors of the Board will meet in executive session, without the management directors and other members of management, at least one time per year in connection with a regularly scheduled Board meeting. The Presiding Director will preside at this executive session. If the Presiding Director is not present, the independent directors will choose another independent director to preside at the executive session.

VI. COMMITTEE MATTERS

Committees The Company has five standing committees: Audit Committee, Corporate Responsibility and Governance Committee, Executive Committee, Executive Compensation and Development Committee, and the Finance Committee. Each committee will have the duties and responsibilities delegated to it in its charter and in the Company's bylaws. The Board may form a new committee or disband an existing committee depending on circumstances.

Independence of the Board Committees Each committee of the Board will be composed entirely of independent directors (with the exception of the Executive Committee whose membership will include the Chairman of the Board).

Committee Agenda The Chair of each committee, in consultation with the appropriate members of the committee and management, will develop the committee's agenda for each meeting. Each committee will issue a schedule of agenda subjects to be discussed for the ensuing year at the beginning of each year (to the degree these can be foreseen).

Assignment and Rotation of Committee Members The Corporate Responsibility and Governance Committee is responsible, after consultation with the Chairman of the Board, for making recommendations to the Board with respect to the assignment of committee members and Chairs. After reviewing the Corporate Responsibility and Governance Committee's recommendations, the Board is responsible for appointing the committee Chairs and members. Consideration will be given to rotating committee Chairs and members periodically at approximately three-year intervals, but the Board does not believe that such a rotation should be mandated as a policy because there may be reasons at a given point in time to maintain an individual director's committee Chair or membership for a longer period.

Committee Reports At each Board meeting, the Chair of each committee, or his or her delegate, will report the matters considered and acted upon by such committee at each meeting or by written consent since the preceding Board meeting, except to the extent covered in a written report to the full Board.

VII. DIRECTOR ACCESS TO MANAGEMENT AND INDEPENDENT ADVISORS

Access to Management The Company expects and encourages its Directors to have regular contact with the Company's senior management. Accordingly, the Directors will have full access to the senior management of the Company. To assure that this access is not distracting to the business operations of the Company, the Directors are asked to advise the CEO when contacting any member of senior management.

Access to Independent Advisors The Board has the authority to engage independent legal, financial or other advisors, as it may deem necessary and advisable in fulfilling its obligations and responsibilities, without consulting, or obtaining the approval of, management. Each committee of the Board will also have such power.

VIII. DIRECTOR COMPENSATION

Compensation The Company believes that compensation for non-management directors should be competitive and should encourage increased ownership of the Company's stock through payment of a portion of the Company's compensation in stock, deferred compensation stock equivalents or options to purchase the Company's stock. The Corporate Responsibility and Governance Committee will periodically report to the Board on the status of the Board's compensation in relation to other large publicly held companies.

Changes Changes in Board compensation should come at the suggestion of the Corporate Responsibility and Governance Committee, but with full discussion and concurrence by the Board.

Employee Directors The Company's employee directors will not receive additional compensation for their service as directors.

IX. DIRECTOR ORIENTATION AND EDUCATION

Director Orientation The Company, under the direction of the Corporate Responsibility and Governance Committee and with the assistance of the Corporate Secretary, conducts orientation for newly elected members of the Board. This orientation familiarizes new directors with, among other things, the Company's business, strategic plans, significant financial, accounting and risk management issues, compliance programs, conflicts policies, code of business conduct, corporate governance and principal officers. It also includes meetings with and presentations by key management and visits to Company facilities. Each new director will participate in the Company's director orientation.

Director Education The Board also recognizes the importance of continuing education for its members. Each director is expected to participate in continuing education in order to maintain the necessary level of expertise to perform his or her responsibilities as a director. The Board acknowledges that director continuing education may be provided in a variety of different forms including: external or internal education programs, presentations or briefings on particular topics, educational materials, meetings with key management and visits to Company facilities. The Company, under the direction of the Corporate Responsibility and Governance Committee and with the assistance of the Corporate Secretary, will assist the directors in pursuing continuing education opportunities.

X. MANAGEMENT EVALUATION AND SUCCESSION

CEO Evaluation The Executive Compensation and Development Committee evaluates the CEO annually, and reviews its actions with the Board. The Board communicates its views to the CEO through the Chair of the Executive Compensation and Development Committee. The Executive Compensation and Development Committee's evaluation of the CEO is based on a combination of objective and subjective criteria and is discussed in the Company's annual proxy statement.

Succession Planning Succession planning for the Company's CEO and President is the entire Board's responsibility. To assist the Board, the CEO will present to the Executive Compensation and Development Committee an annual report on succession planning for all senior officers of the Company with an assessment of senior officers and their potential to succeed the CEO and other senior management positions. The CEO, together with the Chair of the Executive Compensation and Development Committee, reviews this report with the entire Board. As a matter of policy, the CEO provides the Board, on a regular basis, his or her recommendation as to a successor in the event he or she is no longer able to serve as CEO.

Management Development The Board, acting through its Executive Compensation and Development Committee, will determine that a satisfactory system is in effect for education, development and orderly succession of senior and mid-level managers throughout the Company. There should be an annual report by the CEO, first to the Executive Compensation and Development Committee, and then to the Board, on the Company's program for management development.

XI. ANNUAL PERFORMANCE EVALUATIONS

Board Evaluation The Board, under the direction of the Corporate Responsibility and Governance Committee, will annually conduct a self-evaluation to determine whether it and its committees are functioning effectively. The results of this evaluation will be presented to the Board for its review and discussion.

Committee Evaluations Each committee, with the exception of the Executive Committee, will annually conduct a self-evaluation of its performance. The results of such evaluation will be reported to and reviewed by the Corporate Responsibility and Governance Committee. The Corporate Responsibility and Governance Committee will report the results of its review of these evaluations to the Board.

APPENDIX A: DIRECTOR INDEPENDENCE STANDARDS

Pursuant to the recently finalized NYSE Listing Standards, the Board of Directors has adopted Director Independence Standards to assist in its determination of director independence. To be considered "independent" for purposes of these standards, a director must be determined, by resolution of the Board as a whole, after due deliberation, to have no material relationship with the Company other than as a director. In each case, the Board will broadly consider all relevant facts and circumstances and will apply the following standards.

1. A director will not be considered "independent" if, within the preceding three years:
   - the director was an employee, or an immediate family member of the director was an executive officer of the Company; or
   - the director, or an immediate family member of the director, received more than $100,000 per year in direct compensation from the Company, other than director fees and pension or other forms of deferred compensation for prior service (provided that such compensation is not contingent in any way of continued service with the Company); except that compensation received by an immediate family member of the director for services as an non-executive employee of the Company need not be considered in determining independence under this test; or

- the director was affiliated with or employed by, or an immediate family member of the director was affiliated with or employed in a professional capacity by, a present or former internal or external auditor of the Company; or
- the director, or an immediate family member of the director, was employed as an executive officer of another company where any of the Company's present executives serve on that company's compensation committee; or
- the director was employed by another company (other than a charitable organization), or an immediate family member of the director was employed as an executive officer of such company, that makes payments to, or receives payments from, the Company for property or services in an amount which, in any single fiscal year, exceeds the greater of (a) $1 million or (b) 2% of such other company's consolidated gross revenues; provided, however, that in applying this test, both the payments and the consolidated gross revenues to be measured will be those reported in the last completed fiscal year; and provided, further, that this test applies solely to the financial relationship between the Company and the director's (or immediate family member's) current employer—the former employment of the director or immediate family member need not be considered.

2. The following relationships will not be considered to be material relationships that would impair a director's independence:
   - **Commercial Relationship:** if a director of the Company is an executive officer or an employee, or whose immediate family member is an executive officer of another company that makes payments to, or receives payments from, the Company for property or services in an amount which, in any single fiscal year, does not exceed the greater of (a) $1,000,000 or (b) 2% of such other company's consolidated gross revenues;
   - **Indebtedness Relationship:** if a director of the Company is an executive officer of another company which is indebted to the Company, or to which the Company is indebted, and the total amount of either company's indebtedness is less than 2% of the consolidated assets of the company wherein the director serves as an executive officer;
   - **Equity Relationship:** if the director is an executive officer of another company in which the Company owns a common stock interest, and the amount of the common stock interest is less than 5% of the total shareholders' equity of the company where the director serves as an executive officer; or
   - **Charitable Relationship:** if a director of the Company, or the spouse of a director of the Company, serves as a director, officer or trustee of a charitable organization, and the Company's contributions to the organization in any single fiscal year are less than the greater of (a) $1,000,000 or (b) 2% of that organization's gross revenues.

3. For relationships not covered by Section 2 above, or for relationships that are covered, but as to which the Board believes a director may nevertheless be independent, the determination of whether the relationship is material or not, and therefore whether the director would be independent, will be made by the directors who satisfy the independence guidelines set forth in Sections 1 and 2 above. The Company will explain in its proxy statement any Board determination that a relationship was immaterial in the event that it did not meet the categorical standards of immateriality set forth in Section 2 above.

4. For purposes of these standards, an "immediate family member" includes a person's spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares such person's home; except that when applying the independence tests described above, the Company need not consider individuals who are no longer immediate family members as a result of legal separation or divorce, or those who have died or have become incapacitated.

APPENDIX B: DIRECTOR SELECTION PROCESS

The entire Board of Directors is responsible for nominating members for election to the Board and for filling vacancies on the Board that may occur between annual meetings of the shareholders. The Corporate Responsibility and Governance Committee is responsible for identifying, screening and recommending candidates to the Board for Board membership. The Chair of the Corporate Responsibility and Governance Committee will oversee this process.

The Corporate Responsibility and Governance Committee will generally use the following process when recruiting, evaluating and selecting director candidates. The various steps outlined in the process may be performed simultaneously and in an order other than that presented below. Throughout the process, the Committee will keep the full Board informed of its progress.

The Company is committed to maintaining its tradition of inclusion and diversity within the Board, and confirms that its policy of non-discrimination based on sex, race, religion or national origin applies in the selection of Directors.

1. The Committee will assess the Board's current and projected strengths and needs by, among other things, reviewing the Board's current profile, its Director Qualification Standards and the Company's current and future needs.
2. Using the results of this assessment, the Committee will prepare a target candidate profile.

3. The Committee will develop an initial list of director candidates by retaining a search firm, utilizing the personal network of the Board and senior management of the Company, and considering any nominees previously recommended.
4. The Committee will screen the resulting slate of director candidates to identify those individuals who best fit the target candidate profile and the Board's Director Qualification Standards. From this review, the Committee will prepare a list of preferred candidates and present it to the full Board and the CEO for input.
5. The Committee will determine if any director has a business or personal relationship with any of the preferred candidates that will enable the director to initiate contact with the candidate to determine his or her interest in being considered for membership to the Board. If necessary, the search firm will be used to initiate this contact.
6. Whenever possible, the Chair of the Committee, the Presiding Director, at least one other independent member of the Board and the CEO will interview each interested preferred candidate.
7. Based on input received from the candidate interviews, the Committee will determine whether to extend an invitation to a candidate to join the Board.
8. A reference check will be performed on the candidate.
9. Depending on the results of the reference check, the Committee will extend the candidate an invitation to join the Board, subject to election by the Board.
10. The full Board will vote on whether to elect the candidate to the Board.
11. The Secretary of the Company will arrange for orientation sessions for newly elected Directors, including briefing by senior managers, to familiarize new Directors with the Company's overall business and operations, strategic plans and goals, financial statements, and key policies and practices, including corporate governance matters.

APPENDIX C: DIRECTOR QUALIFICATION STANDARDS

In addition to any other factors described in the Company's Corporate Governance Guidelines, the Board should, at a minimum, consider the following factors in the nomination or appointment of members of the Board:

Integrity Directors should have proven integrity and be of the highest ethical character and share the Company's values.

Reputation Directors should have reputations, both personal and professional, consistent with the Company's image and reputation.

Judgment Directors should have the ability to exercise sound business judgment on a broad range of issues.

Knowledge Directors should be financially literate and have a sound understanding of business strategy, business environment, corporate governance and board operations.

Experience In selecting directors, the Board should generally seek active and former CEOs, CFOs, international operating executives, presidents of large and complex divisions of publicly held companies, and leaders of major complex organizations, including scientific, accounting, government, educational and other non-profit institutions.

Maturity Directors should value board and team performance over individual performance, possess respect for others and facilitate superior board performance.

Commitment Directors should be able and willing to devote the required amount of time to the Company's affairs, including preparing for and attending meetings of the Board and its committees. Directors should be actively involved in the Board and its decision making.

Skills Directors should be selected so that the Board has an appropriate mix of skills in core areas such as: accounting and finance, technology, management, marketing, crisis management, strategic planning, international markets and industry knowledge.

Track Record Directors should have a proven track record of excellence in their field.

Diversity Directors should be selected so that the Board of Directors is a diverse body, with diversity reflecting gender, ethnic background, country of citizenship and professional experience.

Age Given the Board's mandatory retirement age of 70, directors must be able to, and should be committed to, serve on the Board for an extended period of time.

Independence Directors should be independent in their thought and judgment and be committed to represent the long-term interests of all of the Company's shareholders.

Ownership Stake Directors should be committed to having a meaningful, long-term equity ownership stake in the Company.

APPENDIX D: DIRECTORS' CODE OF CONDUCT

The Board of Directors of Eastman Kodak Company has adopted this Directors' Code of Conduct to guide the directors in recognizing and addressing ethical issues and in ensuring that their activities are consistent with the Company's values of:

- Respect for the dignity of the individual,
- Uncompromising integrity,
- Trust,
- Credibility,
- Continuous improvement and personal renewal, and
- Recognition and celebration

The Code is intended as a source of guiding principles, since no code or policy can anticipate every situation that may arise. Directors with questions about the Code's application to particular circumstances are encouraged to discuss the issue with the Company's Compliance Officer or with the Chair of the Audit Committee of the Board of Directors.

Compliance with Laws and Company Policies

Directors are expected to comply with applicable laws and Company policies, and to monitor legal and ethical compliance by the Company's officers and other employees.

Conflicts of Interest

Directors must avoid any conflicts of interest with the Company. A "conflict of interest" exists when a director's personal or professional interest is adverse to, or may appear to be adverse to, the interests of the Company. Conflicts of interest may also arise when a director, or members of his or her family, or an organization with which the director is affiliated, receives improper benefits as a result of the director's position. Any situation that involves, or may involve, a conflict of interest must be promptly disclosed to the Company's Compliance Officer or the Chair of the Audit Committee.

Corporate Opportunities

Directors owe a duty to the Company to advance its legitimate interests. Directors may not take for themselves personally or for other organizations with which they are affiliated opportunities discovered through the use of Company property, information or position. No director may compete with the Company or use Company property, information or position for improper personal gain.

Competition and Fair Dealing

Directors shall endeavor to deal fairly with the Company's customers, suppliers, competitors and employees, and shall oversee fair business dealing by the Company's officers and employees. No director should take unfair business advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other intentional unfair dealing.

The purpose of business entertainment and gifts in a commercial setting is to create goodwill and sound working relationships, not to gain unfair advantage with customers. Directors and members of their immediate families may not accept gifts from outside persons or entities when the gifts are made in order to influence the director's action as a member of the Board, or where acceptance of the gifts could create the appearance of impropriety.

Confidentiality

Directors must maintain the confidentiality of information entrusted to them by the Company or its customers, and any other information which comes to them about the Company, except when disclosure is authorized or legally required. Confidential information includes all non-public information that might be of use to competitors, or harmful to the Company if disclosed.

Protection and Proper Use of Company Assets

Directors must protect the Company's assets and ensure their efficient use. Directors must not use Company time, employees, supplies, equipment, buildings or other assets for personal benefit, unless the use is approved in advance by the Chair of the Audit Committee or is part of a compensation or expense reimbursement program available to all directors.

Encouraging the Reporting of Any Illegal or Unethical Behavior

Directors should promote ethical behavior and take steps to ensure that the Company (a) encourages employees to talk to supervisors, managers and other appropriate personnel when in doubt about the best course of action in a particular situation; (b) encourages employees to report violations of laws, rules, regulations or the Company's Business Conduct Guide; and (c) informs employees that the Company will not permit retaliation for reports made in good faith.

Enforcement

The Board shall determine appropriate actions to be taken in the event of violations of this Code. Directors should communicate any suspected violations of this Code promptly to the Chair of the Audit Committee. The Audit Committee or the Board, or their designee, will investigate violations, and will ensure that appropriate remedial action is taken.

Waivers of the Code of Business Conduct and Ethics

Only the Board or the Audit Committee may waive a Company business conduct or ethics policy for a Kodak director, and the waiver must be promptly disclosed to shareholders.

Annual Review

The Board shall review and reassess the adequacy of this Code annually, and make any amendments that it deems appropriate.

APPENDIX E: DIRECTORS ATTENDANCE POLICY

Regular Meetings

Meeting dates for regular Board and Committee meetings will be set far enough in advance to avoid conflicts with existing commitments of individual Board members that would prevent them from attending the meeting.

Thus, it is expected that each Board member will attend each regularly scheduled Board and Committee meeting, unless:

1. The director indicated at the time the Board agreed to the schedule that he or she had a previous commitment that precluded his or her attending a specified meeting.
2. An unexpected event outside the control of the director prevents the director from attending.

All regularly scheduled meetings should, in most circumstances, be attended in person.

Special Meetings

Each director will make a best effort to attend all special Board and Committee meetings. If a Director cannot attend a special meeting in person, then he or she may attend by telephone.

Annual Meeting of Shareholders

All Board members are strongly encouraged to attend the annual meeting of the Company's shareholders.

THEATER ON THE RIDGE

200 Ridge Road West
Rochester, NY


N
KODAK PARK
(see detail at right)
104
390
Rochester
490
Airport
590
31
15
90
DEWEY AVE
LAKE AVE
18
Lot 42
KODAK
PARK
Theater
On The Ridge
W RIDGE RD
RIDGEWAY AVE
Genesee River

DIRECTIONS

From the West

Take Ridge Road (Rt. 104) to Dewey Avenue. Turn left onto Dewey Avenue, then right on Eastman Avenue and make a quick left turn into Lot 42.

From the East

Take Route 104 and stay in the right lane on the Veterans' Memorial Bridge onto Maplewood Drive. Stay on Maplewood Drive crossing Lake Avenue onto Eastman Avenue and turn right at the traffic light into Lot 42.

PARKING

Parking for the Meeting is available in Lot 42 between Eastman Avenue and Merrill Street. A shuttle service will run between the parking lot and the Theater on the Ridge beginning at approximately 8:30 a.m., and ending approximately one hour after the conclusion of the Meeting. The visitor parking lot will not be available for shareholder parking for this Meeting.

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2003 Kodak Health, Safety and Environment

Kodak's reputation for responsible citizenship reflects the rigorous management of its environmental performance and the high standards it sets for itself in that arena. Kodak does business in more than 150 countries and maintains manufacturing sites in 12 countries. As reflected in the Corporate Responsibility Principles, Kodak applies its Health, Safety and Environment Guiding Principles and Performance Standards across all those locations and reviews its performance against them continuously.

RESPONSIBLE GROWTH

"Responsible Growth" is the hallmark of Kodak's activities. It means a commitment to continuous improvement in the way Kodak impacts the health, safety and environment of its communities, its employees and, of course, its customers. This commitment was demonstrated in 1999, when Kodak gave itself five years to accomplish a set of eight ambitious environmental goals that focused on:

- Greater reductions in emissions;
- Conservation of natural resources;
- Achieving ISO 14001 certification at all its major manufacturing sites.

Kodak is pleased to report that it has achieved seven of these goals and exceeded its targets in most cases. Kodak did fall slightly short of one goal—to reduce carbon dioxide emissions by 20%. Even so, the reduction that was achieved (approximately 17%) far exceeded the target set for any of the signatories of the Kyoto protocol. Kodak also won a national award from the U.S. Environmental Protection Agency (EPA) and Department of Energy for its efforts to reduce carbon dioxide emissions. The Company will continue working on this goal; it is one of the key elements for its next set of five-year goals. (For details about these goals, please visit **www.kodak.com/go/hse**.)

Kodak has a long-standing, steadfast commitment to helping its customers use and dispose of Kodak products safely and responsibly. The Company has a "Design for Health, Safety and the Environment" program that works to ensure that knowledgeable design and management decisions are made across the life cycle of Kodak products in order to make them more environmentally responsible. Kodak also works closely with its suppliers to source materials, components and products in a responsible way. For more information about these programs, please visit **www.kodak.com/go/hse**.

PARTNERSHIPS

As a responsible global citizen, Kodak in 2003 continued to work cooperatively with nonprofit organizations to support collaborative initiatives that promote health, safety and environmental responsibility, including:

- The Windows on the Wild program of the World Wildlife Fund, which educates people of all ages about biodiversity issues and stimulates critical thinking, discussion and informed decision making on behalf of the environment;
- Conservation support through a number of initiatives with The Nature Conservancy worldwide, including an initiative called "Photovoice" that Kodak co-sponsors in the Yunnan Province of China;
- The Kodak American Greenways Awards, a partnership project of Kodak, The Conservation Fund and National Geographic Society, which provides small grants to stimulate the planning and design of green spaces in communities throughout America;
- Support for a number of other organizations, including World Resources Institute, Water Environment Research Foundation and Resources for the Future.

Kodak also participates in a number of voluntary programs with the EPA, such as Climate Leaders (implementation of long-term climate change strategies), Sustainable Futures (use of pollution prevention principles, and development of inherently low-hazard chemicals), WasteWi$e (reducing waste) and Energy Star (reducing energy use in products and manufacturing processes).

AWARDS AND HONORS

Kodak is proud to have won a number of awards from well-respected organizations during 2003. These awards recognize Kodak and its people for efforts in health, safety and the environment. Highlights from the past year include:

- Corporate Commitment Award—Energy Star program (U.S. Department of Energy and EPA). The only company in 2003 to win this award, Kodak was recognized for being a leader in practicing and promoting energy efficiency, for reducing carbon dioxide emissions equivalent to the planting of 216,000 acres of trees and for having over 20 products that qualify for Energy Star.
- Stratospheric Ozone Protection Award. This international award (established by the EPA in 1990) was given to Kodak for its leadership, dedication and technical achievements, including eliminating the use of certain ozone-depleting substances worldwide and developing an alternative to using these materials for cleaning motion picture film, a technology Kodak subsequently donated to the public domain.
- Induction into the EPA WasteWi$e Hall of Fame, which was established just this past year. Kodak was one of the first three inductees, and was recognized for its leadership in waste reduction through re-use and recycling of a range of items, including one-time-use cameras and construction materials.
- Excellence in Health and Safety, given by the State of Jalisco, Mexico, to Kodak de Mexico for its exemplary record, and its management system for health and safety issues.
- Five different awards from the Royal Society for the Prevention of Accidents (United Kingdom) to Kodak Ltd., for its sustained achievement of low incident rates in health and safety.
- Eleven awards from the International Imaging Industry Association for excellence in safety performance and leadership.
- Recognition as one of the top 100 environmentally responsible companies in China.

For its performance, commitments and programs, Kodak continued, in 2003, to be listed as the leader within its industry group in the Dow Jones Sustainability World Index (DJSI World) and the FTSE4Good index. To learn more about Kodak's efforts in the Health, Safety and Environment arena, please visit **www.kodak.com/go/hse**.

Kodak's global efforts to encourage diversity and inclusion made important strides during 2003. The Company gained much external recognition for its achievements, improving its position as an employer of choice and a company respected by a wide variety of cultures and communities.

LEADERSHIP


ESSIE L. CALHOUN

In September 2003, Kodak appointed Essie L. Calhoun as Chief Diversity Officer (CDO). Calhoun, who previously served as Director of Multicultural Marketing, continues in her role as Director of Community Affairs. A corporate vice president, Calhoun brings 21 years of Kodak experience in business and community affairs to her new assignment, and leads a combined Global Diversity & Community Affairs organization.

The external Kodak Diversity Advisory Panel gave its recommendations to the Kodak board of directors in December, 2003. After receiving and considering the panel's recommendations, the board of directors adopted the following resolution:

Resolved, the following items based on the recommendations of the external Kodak Diversity Advisory Panel are adopted, and the Company's management is authorized to take all reasonable steps necessary to implement them, as deemed appropriate in the exercise of its business judgment.

Global Values and Globalization

- Have mechanisms to promote adherence to Kodak Values globally.
- Integrate Kodak Values into cost benefit analysis for new market entrance.
- Set multicultural marketing goals by year-end 2004.
- Establish internal global senior diversity panel (1st Quarter 2004).

Leadership & Human Capital

- Strive to eliminate under-representation in job groups based on availability by December 2006 in the U.S.
- Implement a process by year-end 2004 to determine root causes of turnover.
- Leadership development should encourage/facilitate diverse and diversity competent leaders at all levels.

Preparing the Workforce of Tomorrow

- Support local/national efforts and initiatives that address education challenges in key global markets.
- Enable employees to obtain training and development for current and future career needs.
- Institutionalize Winning & Inclusive Culture (WIC) as social system for the Kodak Operating System (KOS).

COMMUNICATION

A new section of the Kodak website, **www.kodak.com/go/diversity**, features Kodak employees' views on diversity, news of our diversity achievements, messages from Chairman and CEO Daniel A. Carp and CDO Essie L. Calhoun and links to other online diversity resources. The Company worked to build awareness for its diversity and inclusion initiatives, resulting in articles in *The New York Times, Washington Post, Business Week, Fortune* and *USA Today*. In addition, Kodak employees learned of Kodak's diversity and inclusion initiatives through internal publications, presentations and intranet updates.

KODAK'S COMMITMENT TO AN INCLUSIVE WORKFORCE

Kodak conducts business in a competitive global environment. Its customers, markets and employees span many cultures and backgrounds. This reality guides recruitment and retention efforts at Kodak.

In 2003, despite workforce reductions and continuing global economic uncertainties, the Company worked to sustain its diverse U.S. workforce demographics for women and people of color. The restructuring and consolidation of subsidiary operations, however, included reductions that affected the Company's overall workforce diversity levels.

EASTMAN KODAK COMPANY UNITED STATES WORKFORCE

	% Women			% People of Color		
Year End	03	02	01	03	02	01
Total U.S. Employees	36%	36%	37%	20%	21%	21%
Board of Directors	25%	30%	36%	33%	30%	21%
Senior Managers, Directors, Managers and Supervisors	26%	33%	32%	12%	14%	13%
Exempt Individual Contributors	28%	28%	29%	12%	12%	11%
Nonexempt Contributors	40%	40%	40%	24%	25%	25%

VOICES OF EMPLOYEES

Kodak sponsors eight employee networks, which support a culture of inclusion and measure the pulse of cultural developments at the grass-roots level. These networks—*Women's Forum of Kodak Employees, Network North Star* for African Americans, *HOLA* for Hispanic and Latino employees, *VetNet* for employees who served in the military, *Empower* for employees with disabilities, *Lambda Network at Kodak* for gay, lesbian, bisexual and transgender employees, *Native American Council at Kodak* and *Asia-Pacific Exchange*—have given rise to affiliated employee networks elsewhere in the U.S., Japan, Latin America and Asia.

CEO DIVERSITY AWARD

The Kodak CEO Diversity Award annually recognizes a Kodak executive who demonstrates exemplary leadership and embraces the mindset and behaviors that lead to a diverse and inclusive work group. Candidates are judged on their ability to leverage diversity and inclusion to achieve business objectives, and maximize the potential of individuals and the organization.


ANN TURNER

Ann Turner, Regional Business General Manager, Entertainment Imaging, and a Kodak vice president, received the 2003 CEO Diversity Award in March 2004. Turner, whose responsibilities include leading Entertainment Imaging's sales offices in the eastern U.S. and Canada, has recruited and promoted candidates of diverse backgrounds, and encouraged diversity and inclusion dialogues throughout her organization. Turner also furnished Kodak products and support for minority film programs and awards in public schools, colleges, communities and public institutions.

Also named as Honorable Mention recipients for the CEO Diversity Award were:

- Martha "Marty" Britt, Director, Leadership Excellence + Organizational Research, Human Resources, and a Kodak vice president
- Edgar Klein Obbink, C.I. Country Business Unit Manager, EAMER Italy Operations Manager

SERVING DIVERSE CUSTOMER MARKETS

Corporate Business Research carefully explores multicultural market opportunities to identify differences in imaging patterns across different ethnic markets, cultures and social segments. We carefully analyze these markets, using both quantitative methods to understand their habits and practices, as well as ethnographic and anthropological methods to get a deep understanding of the different assumptions and beliefs about imaging among these constituencies. This helps us develop and refine our products and services to better meet the needs of these markets, and to promote these products and services in our marketing communications. In addition, we use market tracking methods so we understand, over time, how well we are succeeding in these markets.

Kodak's Multicultural Marketing efforts helped develop advertising and promotional activities to reach out to diverse customers.

KODAK IS COMMITTED TO ITS COMMUNITIES

Kodak's global contributions and community relations program builds relationships and implements initiatives directed at community and customer needs and interests in support of Company goals. It provides support to address strategic social issues, community involvement and commitment to diversity. As such, programs and initiatives are focused on partnerships, volunteerism and grants in diverse markets.

In 2003, 23% of Kodak's corporate funding was directed to programs that benefit diverse constituents. An additional 18% was directed to United Way affiliates in the United States to serve their diverse clients. Among the diverse organizations Kodak proudly supports are: *American Indian Science and Engineering Society*, *GLSEN* (Gay/Lesbian/Straight Education Network), *Hispanic Association of Colleges and Universities*, *Hispanic Federation*, *Ibero-American Action League*, *National Association for the Advancement of Colored People* (NAACP), *National Council of La Raza*, *National Organization on Disability*, *National Urban League*, *Sociedade Holistica Humanitaria*, *Society of Women Engineers* and *Susan G. Komen Breast Cancer Foundation* (Italy, Germany).

SUPPLIER DIVERSITY

Kodak continues to take aggressive steps to identify and partner with diverse suppliers. In addition to supporting, sponsoring, and participating in many external events, Kodak successfully hosted two internal Supplier Diversity events in 2003: *Supplier Alliance for Diversity* and *Power of Diversity: Matchmaker.*

In 2003, Kodak increased its percentage spend with Minority Business Enterprises (MBE) by more than 90% and with Women Business Enterprises (WBE) by more than 65% over the previous year's levels:

SUPPLIER DIVERSITY SPENDING

	2003	2002	% increase
MBE	7.5%	3.9%	+90%
WBE	9.4%	5.6%	+65%

EXTERNAL RECOGNITION

As in previous years, Kodak's diversity journey was recognized by many external organizations in 2003. For example:

- Kodak Chairman and CEO Daniel A. Carp received one of ten U.S. CEO Diversity Leadership Awards from *Diversity Best Practices/Business Womens' Network*, a workplace diversity resource organization.
- *DiversityInc.com* recently ranked Kodak as #9 in their list of Top 10 Companies for Supplier Diversity, and #8 in their list of Top 50 Companies for Diversity overall.
- Kodak President and Chief Operating Officer Antonio M. Perez was profiled in a cover article in *DiversityInc.* magazine. Perez and Chief Quality Officer Stevan G. Ramirez, a Kodak vice president, were named to *Hispanic Business* magazine's list of 100 Influentials.
- Kodak was named among Best Corporate Citizens by *Business Ethics* magazine.
- *Fortune* ranked Kodak among the 50 Best Companies for Minorities.
- For the third consecutive year, the *Human Rights Campaign* gave Kodak a perfect score on its Corporate Equality Index because of policies that support gay employees.
- *Working Mother* magazine named Kodak among the 100 Best Companies for Working Mothers for the 14th consecutive year.

In addition, Kodak's Resolution Support Services (RSS) program was profiled in the *Washington Post* and *The Wall Street Journal.* The RSS program enables employees to have concerns reviewed by a panel of peers or a single adjudicator.

CORPORATE DIRECTORY

BOARD OF DIRECTORS

Daniel A. Carp*
Chairman & Chief Executive Officer
Eastman Kodak Company [5]

Richard S. Braddock
Chairman
priceline.com [6,3,1,5]

William W. Bradley
Managing Director
Allen & Company [2,4]

Martha Layne Collins
Executive Scholar in Residence
Georgetown College, Kentucky [1,3]

Timothy M. Donahue
President & Chief Executive Officer
Nextel Communications, Inc. [1,3]

William H. Hernandez
Senior Vice President, Finance & Chief Financial Officer
PPG Industries, Inc. [1,4]

Durk I. Jager
Retired Chairman, President & Chief Executive Officer
The Procter & Gamble Company [4,2,5]

Debra L. Lee
President & Chief Operating Officer
BET Holdings, Inc. [2,3,5]

Delano E. Lewis
Former U.S. Ambassador to the Republic of South Africa [2,4]

Paul H. O'Neill
Former Secretary of the Treasury of the United States [2,3]

Hector de J. Ruiz
President & Chief Executive Officer
Advanced Micro Devices, Inc. [1,3,5]

Laura D'Andrea Tyson
Dean, London School of Business
London, England [2,4]

1. Audit Committee (Hector de J. Ruiz, Chair)
2. Corporate Responsibility & Governance Committee (Debra L. Lee, Chair)
3. Executive Compensation & Development Committee (Richard S. Braddock, Chair)
4. Finance Committee (Durk I. Jager, Chair)
5. Executive Committee (Daniel A. Carp, Chair)
6. Presiding Director

CORPORATE

Daniel A. Carp*
Chairman & Chief Executive Officer

Antonio M. Perez*
President & Chief Operating Officer

Robert H. Brust*
Chief Financial Officer; Executive Vice President

Mark V. Gulling
Director, Global Shared Services; Vice President

William G. Love
Treasurer

David G. Monderer
Managing Director, Corporate Business Development; Vice President

Richard S. Morabito
Chief Purchasing Officer; Vice President

Richard G. Brown, Jr.*
Controller

Michael P. Morley*
Chief Administrative Officer; Executive Vice President

R. Hays Bell
Director, Health, Safety & Environment; Vice President

Michael P. Benard*
Director, Communications & Public Affairs; Vice President

Robert L. Berman*
Director, Human Resources; Vice President

Essie L. Calhoun
Chief Diversity Officer & Director, Community Affairs; Vice President

Gary P. Van Graafeiland*
General Counsel; Senior Vice President

James M. Quinn
Secretary & Assistant General Counsel

Laurence L. Hickey
Assistant Secretary & Chief Governance Officer

Charles S. Brown, Jr.*
Director, Global Manufacturing & Logistics; Senior Vice President

Charles C. Barrentine
Manager, Kodak Rochester Operations; Vice President

Mary L. Burkhardt
General Manager, Global Sites; Vice President

Theodore D. McNeff
Director, Global Capture Flow; Vice President

Paul A. Walrath
Director, Global Paper & Imaging Chemicals Flow; Vice President

David W. Wilson
Director, Global Logistics; Vice President

Carl E. Gustin, Jr.*
Chief Marketing Officer; Senior Vice President

Robert L. LaPerle
General Manager, kodak.com; Vice President

Henri D. Petit*
Director, International Regions Operations; Senior Vice President

Yoshikazu Hori
President, Kodak Japan Ltd., General Manager, Japan Region; Vice President

Karen A. Smith-Pilkington*
Chairman & President, Greater Asia Region; Senior Vice President

Ying Yeh
Chairman, Greater China & General Manager, External Affairs, Greater Asia Region; Vice President

James C. Stoffel*
Chief Technology Officer, Director, Research & Development; Senior Vice President

William J. Lloyd
Director, Inkjet Systems Program; Vice President

Daniel T. Meek
Director, Kodak Operating System; Vice President

John J. Chiazza
General Manager, Global Integrated Supply Chain; Vice President

Stevan G. Ramirez
Chief Quality Officer; Vice President

Kim E. VanGelder
Chief Information Officer; Vice President

DIGITAL & FILM IMAGING SYSTEMS

Bernard Masson*
President, Digital & Film Imaging Systems; Senior Vice President

Mary Jane Hellyar
General Manager, Worldwide Film Capture; Vice President

Yusuke Kojima
General Manager, Worldwide Digital Camera & System Development; Vice President

Michael A. Korizno
General Manager, Worldwide Sales, digital & applied imaging products & services; Vice President

Aaron J. McLeod
General Manager, Worldwide Professional Customer Relationships; Vice President

Kent D. McNeley
General Manager, Worldwide Consumer Output; Vice President

Brad W. Kruchten
SPG Manager, Worldwide Wholesale & Online Services; Vice President

Gerald P. Quindlen
General Manager, Worldwide Sales & Operations, consumer & professional imaging products & services; Vice President

Jaime Cohen-Szulc
General Manager, Sales & Operations, consumer & professional imaging products & services, Americas Region; Vice President

Claudio D'Amico
General Manager, Sales & Operations, consumer & professional imaging products & services, EAMER; Vice President

John Tseng
General Manager, Sales & Operations, consumer & professional imaging products & services; Greater Asia Region; Vice President

E. Mark Rajkowski
General Manager, Worldwide Operations; Vice President

Eric G. Rodli*
President, entertainment imaging products & services; Senior Vice President

Gregory R. Westbrook
General Manager, Worldwide Digital Capture; Vice President

HEALTH IMAGING

Daniel I. Kerpelman*
President, Health Imaging; Senior Vice President

Candy M. Obourn
Chief Operating Officer, Health Imaging; Senior Vice President

COMMERCIAL IMAGING

Carl A. Marchetto*
President, Commercial Imaging Group; Senior Vice President

James Manchisi
President, commercial & government products & services; Vice President

COMMERCIAL PRINTING

James T. Langley*
President, Commercial Printing; Senior Vice President

Philip Gerskovich
General Manager, Publishing Services; Vice President

Nachum Shamir
President, Kodak Versamark, Inc.; Vice President

Philip V. Tatusko
Director, Worldwide Operations; Vice President

DISPLAY & COMPONENTS

Willy C. Shih*
President, Display & Components; Senior Vice President

*"Executive Officer" under the Securities Exchange Act of 1934

SHAREHOLDER INFORMATION

CORPORATE OFFICES

343 State Street
Rochester, NY 14650 USA
(585) 724-4000

STATE OF INCORPORATION

New Jersey

ANNUAL MEETING

Theater on the Ridge
200 Ridge Road West
Rochester, New York
Wednesday, May 12, 2004
10:00 a.m.

COMMON STOCK

EK LISTED NYSE

Ticker symbol: EK.
Most newspaper stock tables list the Company's stock as "EKodak." The common stock is listed and traded on the New York Stock Exchange, which is the principal market for it.

DIVIDENDS

Dividends are paid, when declared by the Board of Directors, twice a year on the 10th business day of July and December.

SHAREHOLDER ASSISTANCE

For information about stock transfers, address changes, dividends, account consolidation, registration changes, lost stock certificates and Form 1099, contact:
Transfer Agent & Registrar
EquiServe Trust Company, N.A.
P.O. Box 43016
Providence, RI 02940-3016
(800) 253-6057
www.equiserve.com

For copies of the Summary Annual Report and Proxy Statement, 10-K or 10-Q, contact:
Literature & Marketing Support
Eastman Kodak Company
343 State Street
Rochester, NY 14650-0532
(585) 724-2783

For information about the most recent quarterly Sales and Earnings, call:
(800) 785-6325 / (800) 78-KODAK

For other information or questions, contact:
Coordinator, Shareholder Services
Eastman Kodak Company
343 State Street
Rochester, NY 14650-0211
(585) 724-5492

EASTMAN KODAK SHARES PROGRAM

The Eastman Kodak Shares Program is designed to give investors a way to systematically and affordably build their ownership interest in the Company. This Program provides a means of regular dividend reinvestment and includes a voluntary investment option, as well as an automatic monthly investment option, for purchases of additional shares up to $120,000 per year. The minimum initial investment is $150, with additional investments as little as $50.

For information contact:
EquiServe Trust Company, N.A.
Eastman Kodak Shares Program
P.O. Box 43016
Providence, RI 02940-3016
(800) 253-6057
www.equiserve.com

DUPLICATE MAILINGS

If you receive more than one Summary Annual Report and Proxy Statement and wish to help us reduce costs by discontinuing multiple mailings to your address, contact:
EquiServe Trust Company, N.A.
P.O. Box 43016
Providence, RI 02940-3016
(800) 253-6057

ELECTRONIC PROXY MATERIALS

Kodak's proxy materials can now be received electronically. This option will save the Company the cost of printing and mailing these materials to you. It will also make them accessible to you immediately when they are available.

If you are a registered holder (you own the stock in your name), and wish to receive your proxy materials electronically rather than receiving a paper copy, go to **www.econsent.com/ek**.

If you are a street holder (you own the stock through a bank or broker), please contact your broker and ask for electronic delivery of Kodak's proxy materials.

PRODUCT INFORMATION

For information about Kodak products and services, call the Kodak Information Center:
(800) 242-2424.

KODAK ON THE INTERNET

For information about the Company and its products, please visit us at **www.kodak.com**.

Design: Calm & Sense Communications
www.calmandsense.com

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W O R L D W I D E


www.kodak.com

Eastman Kodak Company

343 State Street, Rochester, NY 14650

Kodak